Form 40-F
period 2002-12-31
TECK COMINCO LTD
filed 2003-05-27
CIK 886986

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 40-F

     [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
         EXCHANGE ACT OF 1934

     or

     [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended      DECEMBER 31 ,2002

         Commission File Number         001-13184


                              TECK COMINCO LIMITED
                              --------------------
             (Exact name of Registrant as specified in its charter)


                                 NOT APPLICABLE
         (Translation of Registrant's name into English (if applicable))

                                     CANADA
        (Province or other jurisdiction of incorporation or organization)

                    1041, 1221, 1021, 1031, 1044, 1061, 1311
    (Primary Standard Industrial Classification Code Number (if applicable))

                                 NOT APPLICABLE
             (I.R.S. Employer Identification Number (if applicable))

  SUITE 600 - 200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9 CANADA (604) 687-1117
   (Address and telephone number of Registrant's principal executive offices)

 CT CORPORATION SYSTEM, 1633 BROADWAY, NEW YORK, NEW YORK, 10019 (212) 664-1666 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

         Title of each class          Name of each exchange on which registered

             NOT APPLICABLE           ________________________
             --------------
           ___________________        ________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 NOT APPLICABLE
                                 --------------
                                (Title of Class)

                                 ______________
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

           US$170 million Convertible Subordinated Debentures due 2006 and US$200 million 7.00% Notes due 2012
--------------------------------------------------------------------------------

                                (Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
[X]  Annual information form            [X]  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

             4,681,478 CLASS A COMMON SHARES AND 179,855,017 CLASS B
                            SUBORDINATE VOTING SHARES
--------------------------------------------------------------------------------

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes      [_]                    82-________             No      [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes      [X]                                            No      [_]

--------------------------------------------------------------------------------

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       UNDERTAKING

         Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       CONSENT TO SERVICE OF PROCESS

         A Form F-X signed by the Registrant and its agent for service of process was filed with the commission together with the Registrant's Registration Statement of Form F-9, No. 333-92116.

                             CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the registrant's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c)) under the Securities Act of 1934. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of the evaluation nor were there any significant deficiencies or material weaknesses in those controls requiring corrective action.

--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:                        TECK COMINCO LIMITED
                                   --------------------

By (Signature and Title):          /s/ Karen L. Dunfee
                                   -----------------------
                                   Karen L. Dunfee
                                   Corporate Secretary

Date:   May 27, 2003

--------------------------------------------------------------------------------

                                 CERTIFICATIONS

I, David A. Thompson, certify that:

1.   I have reviewed this annual report on Form 40-F of Teck Cominco Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 27, 2003.


/s/  David A. Thompson
-----------------------------
David A. Thompson
Chief Executive Officer

                                 CERTIFICATIONS

I, John G. Taylor, certify that:

1.   I have reviewed this annual report on Form 40-F of Teck Cominco Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 27, 2003.


/s/ John G. Taylor
-----------------------------
John G. Taylor
Chief Financial Officer

                     DOCUMENTS FILED AS PART OF THIS REPORT

1. Annual Information Form of Teck Cominco Limited for the year ended December 31, 2002.

2. Audited Consolidated Financial Statements of Teck Cominco Limited for the years ended December 31, 2002 and 2001 and the related Management's Discussion and Analysis (Annex A).


                                LIST OF EXHIBITS

23.1     Consent of PricewaterhouseCoopers, Independent Accountants

23.2     Consent of William P. Armstrong, P. Eng.

23.3     Consent of Gordon Stothart, P. Eng.

23.4     Consent of Colin J. McKenny, P. Geol.

99.1 Certification of David A. Thompson, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2     Certification of John G. Taylor, Chief Financial Officer, pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002.

================================================================================





                         |
                         | [TECK COMINCO LOGO OMITTED]
                         | ---------------------------
                         |




                             ANNUAL INFORMATION FORM

                                 March 14, 2003



                              TECK COMINCO LIMITED
                          Suite 600, 200 Burrard Street
                           Vancouver, British Columbia
                                     V6C 3L9




               AN ADDITIONAL COPY OF THIS ANNUAL INFORMATION FORM
           MAY BE OBTAINED UPON REQUEST FROM THE CORPORATE SECRETARY,
         TECK COMINCO LIMITED AT THE ABOVE ADDRESS OR FROM THE COMPANY'S
            INTERNET WORLD WIDE WEB SITE - HTTP://WWW.TECKCOMINCO.COM



================================================================================

TABLE OF CONTENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION..........................III

THE COMPANY....................................................................1

   INCORPORATION...............................................................1
   SUBSIDIARIES................................................................2

GENERAL DEVELOPMENT OF THE BUSINESS............................................2

   MAJOR HOLDINGS OF THE COMPANY...............................................2
   THREE-YEAR HISTORY..........................................................3
      2000.....................................................................3
      2001.....................................................................4
      2002.....................................................................5
   SIGNIFICANT ACQUISITIONS AND DISPOSITIONS...................................6
      Coal partnership.........................................................6
   TRENDS......................................................................7

NARRATIVE DESCRIPTION OF THE BUSINESS..........................................7

   REVENUE.....................................................................7
   ZINC........................................................................8
      Zinc operations..........................................................8
      Zinc refining and lead smelting..........................................9
      Zinc advanced projects..................................................11
   COAL.......................................................................11
      Coal partnership........................................................11
   COPPER.....................................................................15
      Copper operations.......................................................15
      Copper projects.........................................................19
   GOLD.......................................................................20
      Gold operations.........................................................20
      Gold advanced projects..................................................21
   EXPLORATION................................................................23
      Base metals and other commodities.......................................23
      Gold exploration........................................................23
   MINERAL RESERVES AND RESOURCES.............................................23
      Mineral reserves at december 31, 2002...................................25
      Mineral resources.......................................................26
   MARKETING..................................................................26
      Zinc....................................................................27
      Copper..................................................................27
      Gold....................................................................28
   HEDGING PROGRAM............................................................28
   ENVIRONMENTAL PROTECTION...................................................28
   HUMAN RESOURCES............................................................29
   FOREIGN OPERATIONS.........................................................30
   COMPETITIVE POSITION.......................................................30
   RISKS AND UNCERTAINTIES....................................................31
      Risks inherent in the mining business...................................31
      Commodity price fluctuations and hedging................................31
      Competition for mining properties.......................................32
      Future market access....................................................32

      Mineral reserves and recovery estimates.................................32
      Currency fluctuations...................................................33
      Interest rate risk......................................................33
      Environment.............................................................33
      Aboriginal title claims.................................................34
      Foreign activities......................................................34
      Legal proceedings.......................................................34

SELECTED FINANCIAL INFORMATION................................................35

   Three-year summary.........................................................35
   Dividends..................................................................36

MANAGEMENT'S DISCUSSION AND ANALYSIS..........................................36

   Quarterly data.............................................................36

MARKET FOR SECURITIES.........................................................36

DIRECTORS AND OFFICERS........................................................37

   Directors..................................................................37
   Officers...................................................................38
   Ownership by directors and officers........................................40

ADDITIONAL INFORMATION........................................................40




NOTE:  ALL CURRENCY REFERENCES ARE TO CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

               CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
               ---------------------------------------------------

This Annual Information Form and the material incorporated by reference therein contain certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties, (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

The company does not assume the obligation to revise or update these forward-looking statements after the date of this document, or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.



                             *       *       *

                                   THE COMPANY
                                   -----------


INCORPORATION

Teck Cominco Limited, previously Teck Corporation, was continued under the CANADA BUSINESS CORPORATIONS ACT in 1978. It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively. Over the years, several other reorganizations have been undertaken. These include the merger of the company with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981 and the merger with Copperfields Mining Corporation in 1983. On July 20, 2001, the company completed a merger with Cominco Ltd. by acquiring all of the issued and outstanding share capital of Cominco Ltd. that it did not previously own by way of a plan of arrangement under the CANADA BUSINESS CORPORATIONS ACT. Pursuant to the plan of arrangement, Cominco shareholders received 1.8 Class B subordinate voting shares of the company plus six dollars in cash for each Cominco common share held. On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, the company changed its name to Teck Cominco Limited.

Since 1978, the Articles of the company have been amended on several occasions to provide for various series of preferred shares and other corporate purposes. On January 19, 1988, the Articles were amended to provide for the subdivision of the company's Class A common shares and the Class B subordinate voting shares on a two-for-one basis. On September 12, 2001, the Articles were amended to effect the name change described above and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact "coattail" takeover bid protection in favour of the Class B subordinate voting shares. The Class A shares carry the right to 100 votes per share and the Class B Subordinate Voting Shares carry the right to one vote per share. In all other respects the Class A and Class B Subordinate Voting Shares rank equally. Subject to certain exceptions, if a take-over bid is made in respect of the Class A shares and is not made concurrently with an offer to purchase Class B Subordinate Voting Shares on identical terms, each outstanding Class B Subordinate Voting Share will be convertible into a new common share. New common shares will have rights identical to the Class A shares, except that each new common share will be convertible, at any time, at the option of the holder into one Class B Subordinate Voting Share.

The registered and principal offices of Teck Cominco Limited are located at 200 Burrard Street, Vancouver, British Columbia. The company's other Canadian offices are located in Toronto and Kamloops. Foreign offices are located in Fairbanks, Alaska; Spokane, Washington; Guadalajara, Mexico; Santiago, Chile; Lima, Peru; Rio de Janeiro, Brazil; Ankara, Turkey; Windhoek, Namibia; and Perth, Australia.

In this form, unless the context otherwise dictates, a reference to Teck Cominco or the company refers to Teck Cominco Limited and its subsidiaries (including Teck Cominco Metals Ltd.), and a reference to Teck Cominco Metals or to Cominco refers to Teck Cominco Metals Ltd. and its subsidiaries.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page  1

SUBSIDIARIES

The financial statements of Teck Cominco consolidate the accounts of all of its subsidiaries. Teck Cominco's material subsidiaries which are wholly-owned, held directly or indirectly, unless otherwise indicated, are as follows:


                                                              JURISDICTION OF
        COMPANY NAME                                            INCORPORATION
        -----------------------------------------------------------------------
                                                                      Bermuda
        Teck Base Metals Ltd.
        Teck Cominco Metals Ltd.                                       Canada
        Teck-Hemlo Inc.                                               Ontario
        Teck Bullmoose Coal Inc.                             British Columbia
        Teck Gold Limited                                              Canada
        Teck-Pogo Inc.                                         Alaska, U.S.A.
        Teck Resources Inc.                                  Colorado, U.S.A.
        Teck Cominco Alaska Incorporated                       Alaska, U.S.A.
        Teck Cominco American Incorporated                 Washington, U.S.A.
        Refineria de Cajamarquilla S.A. (82%)                            Peru
        -----------------------------------------------------------------------


                       GENERAL DEVELOPMENT OF THE BUSINESS
                       -----------------------------------

MAJOR HOLDINGS OF THE COMPANY

The company is engaged primarily in the exploration for, and the development and production of, natural resources. The company is a producer of zinc, coal, copper, gold, lead, as well as various specialty metals such as germanium and indium. Certain of Teck Cominco's current zinc operations and assets are owned and managed by its subsidiary, Teck Cominco Metals. The principal mining and processing operations in which the company has an interest as at March 14, 2003 are the following:

(i) the Red Dog zinc mine, located near Kotzebue, Alaska, in which the company has a 100% leasehold interest;

(ii) the Antamina copper, zinc mine located in Peru and owned by Compania Minera Antamina S.A. ("CMA") in which the company has a 22.5% interest;

(iii) the Trail smelter and refinery, located at Trail, British Columbia, which also includes the Waneta hydroelectric power plant, in which the company has a 100% interest;

(iv) the Cajamarquilla zinc refinery, located near Lima, Peru, in which the company owns an 82% interest;

(v) the Elkview, Fording River, Coal Mountain and Line Creek metallurgical coal mines, located in southeastern British Columbia, in which the company has an effective 41% indirect interest through the Fording Coal Partnership and the Fording Canadian Coal Trust, and the Greenhills metallurgical coal mine located in southeastern British Columbia, in which the company has an effective indirect 32% interest through the Fording Coal Partnership and the Fording Canadian Coal Trust;



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page  2

(vi) the Bullmoose metallurgical coal mine, located in northeastern British Columbia, in which the company has a 61% joint venture interest;

(vii) the Highland Valley copper mine, located near Kamloops, British Columbia, in which the company has a 63.9% partnership interest;

(viii) the Louvicourt copper, zinc mine, located near Val d'Or, Quebec, in which the company has a 25% joint venture interest; and

(ix) the David Bell and Williams gold mines, located near Marathon, Ontario, in which the company has a 50% joint venture interest.


The company also has a number of advanced projects including:

(i) the Pogo project located in Alaska, U.S.A. in which the company can earn a 40% interest; and

(ii) the Pend Oreille zinc and lead project located near Metaline Falls, Washington, in which the company has a 100% interest.

For further information on the operations and projects set out above and other assets of the company, see "Narrative Description of the Business."


THREE-YEAR HISTORY

2000

The company reported net earnings of $85 million or $0.77 per share in 2000, compared with net earnings of $45 million or $0.42 per share in 1999. The earnings include equity earnings of $37 million in respect of the company's share of earnings of Cominco for the nine months ended September 30, 2000. The company increased its ownership in Cominco to 50% in the third quarter of 2000 and consolidated the accounts of Cominco for the last quarter of 2000. As a result total assets, revenues, expenses and cash flow items all increased significantly in 2000.

The company's $37 million share of Cominco earnings in the first three quarters compared favorably with the $9 million recorded in the same period in 1999. In part this was a result of higher ownership, which averaged 45% in the period as opposed to 40% in 1999. The major portion of the increase was a result of higher operating earnings at the Red Dog mine, which had increased sales as a result of its expansion program, and at Highland Valley Copper, which had been shut down for a portion of the earlier year, and revenues from power sales at Trail. Power sales contributed additional operating earnings of $58 million to Cominco in the first three quarters as surplus power was sold into a buoyant United States market.

Operating profits after depreciation for the year were $247 million compared with $78 million in 1999. The majority of this increase related in the last quarter to the consolidation of Cominco in the fourth quarter and a strong earnings contribution from Cominco. The company's own operations benefited from higher copper and coal prices and higher coal volumes, which contributed to lower unit costs. Offsetting this was lower gold production and prices.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page  3

Cash flow from operations before changes to non-cash working capital items was $239 million compared with $110 million in 1999. Most of this increase was the result of consolidating Cominco in the fourth quarter. Administrative and exploration costs also increased for the same reason.

In 2000 the company bought 5.2 million Cominco shares at a total cost of $127 million. Other major investments included the construction of the Carosue Dam mine in Western Australia at a cost of $48 million and feasibility study costs, including working capital, on the Pogo project in Alaska. In March, the company acquired an additional direct 40% interest in the San Nicolas base metals project in Mexico in addition to its indirect 33% interest held through Minera Tama S.A. de C.V. by issuing 1.8 million Class B Shares. Major expenditures on existing mines included $21 million relating to the expansion of the Elkview coal mine and $23 million at Tarmoola where the mine entered a planned pre-stripping phase. In addition, the company and Cominco sold their interests in the Quebrada Blanca mine in Chile to Aur Resources Inc. for cash proceeds of $270 million, notes receivable at commercial rates totalling $54 million and 5 million shares of Aur Resources with an ascribed value of $12.5 million.

Pursuant to a normal course issuer bid, during the year the company purchased and cancelled 2.5 million Class B Shares at a cost of $21 million.

Year-end working capital was $760 million, including cash of $266 million, compared with working capital of $249 million and cash of $199 million at the end of 1999. Net long term debt excluding the 3% Inco Exchangeable Debentures was $875 million, which was 15% of net debt plus equity.


2001

The company reported a net loss of $21 million or $0.17 per share in 2001 compared to net earnings of $85 million ($0.77 per share) in 2000. The results are comprised of earnings of $101 million before asset valuation writedowns and an after tax charge against earnings of $122 million in respect of such writedowns. The comparability of results is significantly affected by the company's increased ownership of Cominco. Up to the third quarter of 2000 the company accounted for its interest in Cominco on an equity basis. After the company increased its ownership of Cominco to 50% in the third quarter of 2000, the company consolidated the results of Cominco. The company further increased its ownership in Cominco from 50% to 100% on July 19th, 2001, eliminating the minority interest for succeeding periods. The minority shareholders' share of the earnings of Cominco for first six months of 2001 was $48 million. As a result of these changes, total revenues, expenses and cash flow items all significantly increased in 2001.

Operating profits after depreciation for the year were $402 million compared with $247 million in the prior year. The majority of this increase relates to the consolidation of Cominco for a full year. Operating profit from Trail of $222 million was similar to pro forma operating profit of $229 million for the full year of 2000, with higher profits from power sales offsetting the lower profit from metal sales. Lower zinc prices resulted in an operating profit of $4 million for the year at Red Dog compared to pro forma operating profits of $121 million for the full year of 2000 (stated on the basis of full year consolidation). Operating profits from coal operations include a full year of results in both 2000 and 2001 and increased from $16 million in 2000 to $87 million in 2001 as a result of higher prices, a stronger United States dollar and an increase in sales volumes. Operating profit from gold operations declined from $52 million to $35 million during the year as a result of the sale of PacMin Mining Corporation Limited ("PacMin") which owned the Tarmoola and Carosue Dam gold mines.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page  4

In the third quarter, following the merger of the company and Cominco, the company conducted a review of the carrying values of its mineral properties and investments in the light of sustained low metal prices. As a result of the review, the company recorded before tax provisions of $169 million ($122 million after tax) mainly against non-operating mineral properties, but also including investments in exploration stage companies.

Cash flow from operations before changes to non-cash working capital items was $418 million compared with $239 million the year before. This increase was the result of consolidating Cominco for a full year.

In 2001 the company completed the acquisition of Cominco, issuing 78,482,502 Class B Shares and paying $262 million for the remaining 50% of Cominco which it did not already own. In addition the company paid $38 million in partial redemption of the 2024 Exchangeable Debentures. These debentures are no longer exchangeable for Cominco Shares, but are exchangeable into Class B Shares.

In the first quarter of 2001 the company sold its interest in the Niobec niobium mine for cash proceeds of $43 million. In the fourth quarter the company sold its investment in PacMin through which the company held its interest in the Tarmoola and Carosue Dam mines. The company received cash of $52 million and
17.4 million shares of Sons of Gwalia Limited valued at $85 million. Also in the fourth quarter, the Antamina mine in Peru, in which the company has a 22.5% interest through CMA, began commercial production. The company recorded $1 million as its equity accounted share of losses for Antamina in the quarter.

Other major investments included ongoing construction of the Pend Oreille mine in Washington State ($23 million) and feasibility study costs, including working capital, on the Pogo project in Alaska. Major expenditures on existing facilities included the completion of the mill optimization project at the Red Dog mine which totalled $62 million in the year, $14 million relating to the expansion of the Elkview coal mine and ongoing capital expenditures at the Trail refinery of $55 million.

In December, 2001 the Sullivan zinc and lead mine and concentrator located at Kimberley, British Columbia was closed. Reclamation and closure plans are now being implemented for the decommissioning of the mine.

Pursuant to a normal course issuer bid, during the year the company purchased and cancelled 1,495,100 Class B Shares at a cost of $13 million.

Year-end working capital was $609 million, including cash of $101 million compared with working capital of $760 million and cash of $266 million at the end of 2000. The reduction of cash and working capital was mainly the result of the $300 million disbursed in connection with the merger and Cominco exchangeable debentures. Net long term debt excluding the 3% Inco Exchangeable Debentures, was $864 million which was 25% of net debt plus equity.


2002

Net earnings for the year ended December 31, 2002 were $30 million, or $0.15 per share, compared with a loss of $21 million or $0.17 per share in 2001. The loss in 2001 was due to the recording of asset valuation writedowns of $122 million on an after-tax basis. Net earnings before the writedowns were $101 million or $0.69 per share in 2001. The comparability of these results is also affected by the acquisition of the remaining fifty per cent of Cominco that the company did not already own in July of 2001. The minority shareholders' share in the earnings of Cominco in the first half of 2001 was $48 million.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page  5

Earnings in 2002 were severely affected by lower prices for many of the company's principal products. Electrical power prices were unusually high in 2001, averaging US$174 per MW.h., but returned to the more normal levels of US$ 23 per MW.h. in 2002. Zinc and copper prices averaged US$0.35 and US$0.71 per pound respectively compared with US$0.40 and US$0.73 per pound in 2001. Partially offsetting the effects of low zinc and copper prices were higher gold prices, which averaged US$314 per ounce compared with US$282 per ounce in 2001, and higher coal prices which at an average price of US$44 per tonne were 10% higher than a year ago.

Operating profits after depreciation for the year were $183 million compared with $402 million in the prior year. The majority of this decrease relates to lower profits from third party power sales, which declined from $302 million to $5 million. Partly offsetting this was a higher contribution from the Trail refinery, which had curtailed production in the first half of 2002 and suspended operations for three months in 2001 in order to deliver power into North American markets. Also affecting operating profit at Trail were weaker markets for many of the company's specialty metals such as germanium. Overall operating profit from Trail was $23 million compared with $222 million in 2001. Lower zinc prices resulted in an operating loss of $28 million for the year at Red Dog compared to an operating profit of $4 million in the prior year. Sales volumes of zinc concentrates increased by 10% to 586,000 tonnes in the year. Operating profit from gold operations declined from $35 million to $20 million during the year due to reduced production as a result of ground control problems and the November 2001 sale of the company's interest in PacMin. Lower production at the Hemlo mines of 269,000 ounces compared to 536,000 ounces in 2001 offset the effect of higher gold prices during the year. Operating profit from coal operations increased from $87 million in 2001 to $116 million in 2002 as a result of higher prices with similar sales volumes.

Cash flow from operations before changes to non-cash working capital items was $201 million compared with $418 million in 2001. This decrease was the result of lower operating profits.

The company recorded equity earnings of $17 million in respect of its 22.5% interest in the Antamina mine in Peru. This compares to a loss of $1 million in 2001. The mine commenced commercial production in the fourth quarter of 2001 and the 2001 results reflect only one quarter of operation. Underlying the results were lower unit costs for production and higher prices for the mine's principal product as copper prices averaged US$0.66 in the fourth quarter of 2001.

Major investments included completion of the funding of the Antamina project ($26 million), ongoing construction of the Pend Oreille mine in Washington State ($33 million), and upgrades to power generation assets at the Waneta Dam ($35 million). The latter two projects continue into 2003.

2002 year-end working capital was $635 million, including cash of $91 million compared with working capital of $609 million and cash of $101 million at the end of 2001. Net long term debt excluding the 3% Inco Exchangeable Debentures, was $868 million compared to $864 million at the beginning of the year. Net debt to net debt plus equity was 26% at year-end.


SIGNIFICANT ACQUISITIONS AND DISPOSITIONS


COAL PARTNERSHIP

On January 12, 2003, the company entered into an agreement with Fording Inc. ("Fording"), Westshore Terminals Income Fund, Sherritt International Corporation, and the Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and the company in the



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page  6

Fording Coal Partnership (the "Coal Partnership"). The company contributed its Elkview Mine and $125 million in cash to obtain an initial 35% interest in the Partnership. This interest may be increased to 40% should the Partnership meet certain earnings and efficiency targets by March 31, 2007. The company also paid $150 million for a 9.1% interest in the Fording Canadian Coal Trust ("FCCT"), formed by the reorganisation of Fording into an income trust. FCCT owns the remainder of the Coal Partnership and certain other assets, through its wholly-owned subsidiary Fording. Through its direct interest in the Partnership and its interest in FCCT, the company has an effective 41% which could increase to 46% should the Coal Partnership meet certain earnings and efficiency targets by March 31, 2007.


TRENDS

The results of the company in 2003 will continue to be affected by commodity prices including the price of zinc, coal, copper, gold and power. Production of refined zinc is expected to increase over that of 2002 when production at Trail and Cajamarquilla was curtailed in response to rising LME stocks. Net power sales are expected to increase due to the completion of upgrades of the generating units at Waneta. Two turbine upgrades have been completed. The remaining two units are expected to be completed by the fourth quarter of 2003.

On February 28, 2003, as described above under the heading "Significant Acquisitions and Dispositions", the company contributed the Elkview mine and $125 million to obtain a 35% interest in the Fording Coal Partnership, and paid $150 million to obtain a 9.1% interest in the Fording Canadian Coal Trust. This transaction increases the company's share of metallurgical coal production, and subsequently the sensitivity of the company's earnings to changes in metallurgical coal prices, and will increase the company's interest expense, as the coal investment was funded by additional borrowing.


                      NARRATIVE DESCRIPTION OF THE BUSINESS
                      -------------------------------------

A narrative description of the company's mines, smelting and refining operations and development projects is provided below.


REVENUE

The following table summarizes Teck Cominco's revenue by business segment.

                                                      2002                              2001
          -------------------------------------------------------------|-------------------------------------
                                         ($ in millions)        %      |  ($ in millions)            %
                                         ------------------------------|-------------------------------------
          Smelting and Refining (1)            914             42      |          979               41
                                                                       |
          Coal Mines                           463             21      |          412               17
                                                                       |
          Zinc Mines                           462             21      |          516               22
                                                                       |
          Copper Mines                         277             13      |          308               13



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page  7

                                                      2002                              2001
          -------------------------------------------------------------|-------------------------------------
                                         ($ in millions)        %      |  ($ in millions)            %
                                         ------------------------------|-------------------------------------
          Gold Mines                           133              6      |          227               10
                                                                       |
          Other                                 13              1      |           14               --
                                                                       |
          Intersegment Sales                   (75)            (4)     |          (77)              (3)
          -------------------------------------------------------------|-------------------------------------
                                                                       |
          TOTAL MINING REVENUE               2,187            100      |        2,379              100
          =============================================================|=====================================

          (1)  Including power sales


Other than intersegment sales, all sales are to third parties, of which no single customer accounts for more than 15% of revenue.


ZINC

ZINC OPERATIONS

RED DOG MINE, UNITED STATES (ZINC, LEAD)
----------------------------------------

The Red Dog zinc-lead-silver mine, concentrator and shipping facility in the northwest Arctic Borough near Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990. The Red Dog mine is 100% owned and operated by the company, subject to a royalty as described below. In 2002, the mine produced 1,043,000 tonnes of zinc concentrate containing 1,275 million pounds of zinc (2001-935,000 tonnes of concentrate, 1,141 million pounds of zinc) and 197,000 tonnes of lead concentrate containing 238 million pounds of lead (2001-168,000 tonnes of concentrate, 210 million pounds of lead). Mill throughput in 2002 was 3.2 million tonnes (2001-3.2 million tonnes) with zinc recovery at 85.1% (2001-80.9%) and lead recovery at 60.2% (2001-59%).

The mining method employed is conventional drill and blast open pit mining. The main pit has an expected life of 9 years at current rates of production. Additional reserves have been identified in the vicinity of the processing facilities sufficient to extend the life of the operation by a further 17 years. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

The mine and concentrator properties are leased from, and are being developed under the terms of a development and operating agreement with, the NANA Regional Corporation, Inc. ("NANA"), a native Alaskan development corporation. NANA receives an annual advance royalty equal to the greater of 4.5% of the value of annual production or US$1 million until the company has recovered its capital investment, interest and the advance royalties previously paid to NANA. After those amounts have been recovered NANA will have a carried interest in the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals. In addition to the royalties payable to NANA, the operation is subject to State and federal income taxes.

All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant. Mill process water is reclaimed from the tailings pond. The mine and an associated port facility operate under effluent permits issued by the United States Environmental Protection Agency and air permits issued by the State of Alaska. The



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page  8
operation is in material compliance with all of its permits or related regulatory instruments and has obtained all of the permits that are material to its operations.

In addition to the original capital invested to establish mining, mineral processing and transportation infrastructure, substantial additional capital has been invested at Red Dog to increase production and optimise mineral processing and transportation facilities.

A project to optimise the mill and increase production from 900,000 tonnes of zinc concentrate per year to 1,100,000 tonnes per year was completed at the end of 2001. This project also improved the grade of the concentrate and the recovery of zinc in 2002.

Approximately 25% of the zinc concentrate produced at Red Dog is shipped to the company's metallurgical facilities at Trail and the balance to customers in Asia and Europe. The lead concentrate production is shipped to customers in Asia and Europe. The majority of concentrate sales are pursuant to long-term contracts. The balance is sold on the spot market at prices based on prevailing market quotations.


POLARIS MINE, CANADA (ZINC, LEAD)
---------------------------------

The Polaris zinc-lead mine ceased production in September 2002 after 21 years of operation. The mine, mill and shipping facility are located on Little Cornwallis Island in the Canadian high arctic.

In 2002, the mine produced 125,000 tonnes of zinc concentrate containing 173 million pounds of zinc (2001-196,000 tonnes of concentrate, 271 million pounds of zinc) and 22,203 tonnes of lead concentrate containing 39 million pounds of lead (2001-39,000 tonnes of concentrate, 67 million pounds of lead). Mill throughput in 2002 was 694,000 tonnes (2001-1.0 million tonnes) with zinc recovery at 97.6% (2001-97.3%) and lead recovery at 89.9% (2001-91.0%).

Concentrates were sold to Western European smelters at market prices prevailing at the time of sale.

The terrestrial aspects of a decommissioning and closure plan were conditionally approved by regulators and stakeholders in 2002 and the mine is awaiting final approval of the marine aspects from the Department of Fisheries and Oceans. Reclamation will occur over the next two years.


ZINC REFINING AND LEAD SMELTING

TRAIL METALLURGICAL OPERATIONS
------------------------------

The company owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex's principal products include refined zinc, lead, silver and gold. Germanium dioxide, cadmium, bismuth, indium and copper compounds are produced as metal co-products, along with a variety of sulphur products and ammonium sulphate fertilisers.

Construction of the lead smelter modernization project, including the Kivcet furnace and installation of a slag fuming plant, was completed and the plants were started up in 1997.

Trail's zinc operations consist of six major metallurgical plants, one fertilizer plant and two specialty metal plants. Zinc concentrates are initially treated in roasters or pressure leach facilities. The zinc and other elements are put into solutions, the zinc is then purified and electroplated onto cathodes. Refined zinc is produced by remelting cathodes produced in an electrolytic refining plant into various shapes



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page  9
appropriate to customer requirements. The specialty metals processes extract the co-products to produce valuable metals. Lead concentrates, recycled batteries, residues from the zinc circuits and various other lead-bearing materials, are treated in the Kivcet flash furnace and refined into lead in the cell electro-refinery.

Drainage water from the smelter site and metallurgical effluent is collected in ponds and treated through a water treatment plant. The smelter operates under effluent and air emission permits issued by the British Columbia Ministry of Water, Land and Air Protection. The operation is in material compliance with all of its permits and has obtained all of the permits that are material to its operations.

The company also owns the Waneta hydroelectric power plant near Trail, which has an installed capacity of 425,000 kilowatts with an annual average output of 2,630,000 megawatt hours of energy. Capacity was increased from 400,000 kilowatts with the installation of an upgraded turbine in the fourth quarter of 2002. This plant, together with agreements with B.C. Hydro and Aquila Networks Canada, provides electric power to the Trail operation. In 2002, surplus power sales from the Waneta hydroelectric facility into the United States and Canadian markets returned to a more normal level of 683,000 megawatt hours as compared to the 1,159,000 megawatt hours sold in 2001 when zinc production was curtailed to supply strong power markets.

In 2002, Trail produced 269,000 tonnes of refined zinc (2001-168,100 tonnes), 80,700 tonnes of refined lead (2001-55,200 tonnes), 17.7 million ounces of silver (2001-9.2 million ounces) and 126,703 ounces of gold (2001- 47,800 ounces).


CAJAMARQUILLA ZINC OPERATIONS, PERU
-----------------------------------

The company owns 82% of the Cajamarquilla zinc refinery, located approximately 20 kilometers east of Lima, Peru. Marubeni Corporation owns 17% and the refinery's employees own the remaining 1%. Cajamarquilla commenced operation in 1981 and was acquired in 1995. The Cajamarquilla plant utilizes both a Lurgi fluidized bed roaster and a leaching, purification and electrowinning facility. Cajarmaquilla also has an acid plant which makes high quality sulphuric acid from the gases produced in the roasting process. Concentrate feed for the refinery comes from a number of Peruvian mines.

The refinery has an annual capacity of 120,000 tonnes of zinc metal and produced 92,900 tonnes of refined zinc in 2002 (2001-122,100 tonnes). The lower production in 2002 resulted from a 3-month shutdown taken in reaction to market conditions. However, for the 9 months of operation, the refinery ran above design capacity. Refined zinc is marketed in Latin America, the United States and Asia. Saleable co-products consist of sulphuric acid, cadmium, copper cement and lead-silver concentrate. Cadmium is sold in Asia while the other co-products are sold in South America.

Metallurgical effluent is processed in a water treatment plant and discharged to two lined retention ponds where samples are taken for analysis to ensure that the water meets irrigation standards. Once the quality is confirmed, the water is allowed to flow to a third (irrigation) pond and then used for crop irrigation by neighboring farming co-operatives. If necessary, the water can be recirculated from the retention ponds back to the plant for further treatment. The discharge of final effluent from the retention ponds to the irrigation pond is authorized by a permit from the Peruvian Government and the operation is in material compliance with this permit.

The Stage I expansion program, which increased the refinery's production capacity to 120,000 tonnes, was completed and commissioned in 1998. The same year, work began on a Stage II expansion program



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 10
that would double Cajamarquilla's capacity to 240,000 tonnes. Further work on the Stage II expansion has been deferred at this time. This Stage II expansion program will take about 18 months to complete after a construction decision is made.


ZINC ADVANCED PROJECTS

PEND OREILLE PROJECT, UNITED STATES (ZINC, LEAD)
------------------------------------------------

At the Pend Oreille project, near Metaline Falls, Washington, a feasibility study and environmental impact statement for the State of Washington were completed in mid-2000. Engineering and construction commenced in the second half of 2000. Applications for operating permits have been submitted and permits are being issued as required by the project. The Pend Oreille project is owned 100% by the company. A probable reserve of 5.7 million tonnes grading 7.7% zinc and 1.3% lead is expected to provide a mine life of 8 years. Inferred and indicated resources of 3.3 million tonnes grading 6.6% zinc and 1.3% lead identified on the main Washington Rock zone and on a separate zone to the north require further drilling and evaluation to qualify as reserves. Several significant new drill targets have been identified in the immediate area using downhole geophysical techniques.

The installation of a new underground hoisting facility and the sinking of an internal shaft have been completed. Surface construction to-date has included rehabilitation of the support facilities, upgrading the power supply, demolition in preparation for the installation of new equipment in the concentrator and preparation of the tailings impoundment basin. Production is scheduled to commence in the 1st quarter of 2004. The total estimated capital cost is $74 million.

The Pend Oreille mine will be an underground mine. The mineral processing facilities will employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates. Annual production is forecast to be 730,000 tonnes per year of ore to produce 83,000 tonnes per year of zinc concentrate and 13,000 tonnes per year of lead concentrate. The concentrates will be hauled by truck to Trail Metallurgical Operations.


COAL

COAL PARTNERSHIP

The company holds its metallurgical coal mining interests (other than the Bullmoose mine which will be transferred to the partnership when reclamation is complete) through its 35% initial interest in the Coal Partnership, of which the company is the managing partner. The remaining 65% interest in the Coal Partnership is held by Fording, a wholly-owned subsidiary of FCCT. The company has the right to earn up to an additional 5% interest in the Coal Partnership over a four year period, bringing its interest to 40%, to the extent that operating synergies realized by the Coal Partnership and distributable cash generated by the Elkview mine exceed certain target levels during the four year period from April 2003 to March 31, 2007.

The Coal Partnership is a general partnership established under the laws of the Province of Alberta. The company, in its capacity as managing partner of the Coal Partnership, manages and makes all decisions relating to the business and affairs of the Coal Partnership, subject to obtaining, in respect of certain matters, the approval of Fording. These matters include certain fundamental changes with respect to the Coal Partnership, and approval of an annual operating and capital plan and budget for the Coal Partnership.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 11

The Coal Partnership has entered into an agreement with respect to a $120 million revolving credit facility for working capital purposes, and has given an unsecured guarantee, limited in recourse as against the company to the assets of the Coal Partnership and the interest of the company therein, with respect to up to $420 million of borrowings by Fording incurred principally in connection with the financing of the transaction pursuant to which the company acquired its interest in the Coal Partnership.

The Partnership Agreement provides that while the foregoing guarantee is in place, Fording may not sell its interest in the Coal Partnership or carry on any business other than in respect of the Coal Partnership or its industrial minerals business substantially as currently conducted, unless in the reasonable judgment of the company, the carrying on of such business could not, under any reasonably foreseeable circumstances, have an adverse effect on the financial condition of Fording.

ELKVIEW MINE, CANADA (COAL)
---------------------------

The Elkview Mine is an open pit coal mine located in the Elk Valley in southeastern British Columbia. The mine has a current annual design capacity of 6 million tonnes of clean coal with an ability to expand to 7 million tonnes with modest additional capital expenditures. In 2002, when the company owned 100% of the Elkview Mine, the mine produced approximately 5.5 million tonnes of metallurgical coal (2001-5.5 million tonnes) and mined approximately 111.0 million tonnes of waste (2001-100.7 million tonnes).

Elkview Mine's operating profit was $92 million for the year ended December 31, 2002 and $70 million for the year ended December 31, 2001. The increase in 2002 was mainly due to higher coal prices and increased sales.

The property comprising the Elkview Mine consists of eight coal licences (which have a 20-year life and are automatically renewable on a yearly basis) and fee simple lands including coal rights and covers a surface area of approximately 23,000 hectares. The mine is accessed by an all-weather highway, which connects Alberta with British Columbia. The mine operates on a continuous basis, 24 hours a day, 365 days a year, with approximately 690 personnel. The mine has been operating on a nearly continuous basis for over 30 years under a mining permit granted under the MINES ACT (British Columbia). Remediation and reclamation permits are in place to permit all facets of the mining process. Additional permits will be required in the future in respect of the location of additional dumps and tailings impoundment areas that will be required as mining operations proceed.

The mine proper and the associated fee simple lands at Elkview Mine cover a portion of the Crowsnest coal field that runs from just north of the Elkview property to 20 kilometers south of the City of Fernie, British Columbia. The mineral reserves associated with the Elkview Mine lie in the Mist Mountain formation of the Crowsnest coal field with the mine exploiting 16 coal seams in the area of Baldy and Natal Ridge, just outside the Town of Sparwood, British Columbia, bounded by Michel Creek to the south and the Elk River to the west.

Annual in-fill drilling programs are conducted to confirm and update the geological model used to develop the yearly mine plans.

The coal produced is a high quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced. The Elkview Mine uses conventional open pit truck/shovel mining methods. The preparation plant, which has a capacity of 7 million tonnes per year of clean coal, is a conventional coal washing plant, using standard technology of cycloning and heavy media flotation.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 12

FORDING RIVER MINE, CANADA (COAL)
---------------------------------

The Fording River Mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine is a conventional open pit operation comprised of 20,304 hectares of coal lands of which 3,592 hectares are currently being mined or are scheduled for mining. All permits necessary for the current operation of the mine are in hand and in good standing.

Construction of Fording River as a 3 million tonne per year operation was commenced in 1969. It has operated continuously since that time. In 2002, prior to the company's acquisition of its interest in the Coal Partnership, Fording River produced 8.1 million tonnes of coal at a strip ratio of 8.0 BCM (bench cubic metres of waste) per tonne of coal.

Coal mined at Fording River is primarily metallurgical coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are 10 and 9.5 million tonnes, respectively. All permits necessary for the current operation of the mine are in hand and are in good standing. Annual in-fill drilling programs are conducted to refine mine plans and confirm and update the geological model.

The majority of current production is derived from the Eagle Mountain pit. Known reserves at Fording River are projected to support mining at 2002 production rates through 2024. Fording River's reserve areas include Eagle Mountain, Greenhills, Turnbull, Henrietta, and Castle Mountain.

GREENHILLS, CANADA (COAL)
-------------------------

The Greenhills Mine is located eight kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site is comprised of 10,092 hectares of coal lands of which approximately 2,669 hectares are currently being mined or are scheduled for mining. Greenhills holds a forest licence and manages a 7,610 hectare forest located outside the active mining area. All permits necessary for the current operation of the mine are in hand and in good standing.

The Greenhills operation was constructed in the early 1980's and has operated continuously since 1993. Coal mined at Greenhills is primarily metallurgical coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are 4.5 and 5.5 million tonnes, respectively. In 2002, before the company acquired its interest in the Coal Partnership, coal production at Greenhills was 3.8 million tonnes at a strip ratio of 10.5 BCM per tonne. The strip ratio is expected to decrease over the life of the mine.

Greenhills is operated under a joint venture agreement (the "Greenhills Joint Venture Agreement") among the Partnership, Pohang Steel Canada Limited ("Poscan") and Poscan's parent, Pohang Iron and Steel Co., Ltd. ("Posco"). Pursuant to the agreement, the Partnership has an 80% interest in the joint venture while Poscan has a 20% interest. The mine equipment and preparation plant are owned by the Partnership and Poscan in proportion to their respective joint venture interests. Under the Greenhills Joint Venture Agreement, the Partnership is the manager and operator of Greenhills. The Partnership and Poscan bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests. Poscan, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from certain defined lands until the Greenhills Joint Venture Agreement terminates. Pursuant to an extension agreement reached between the parties in 2003, the Greenhills Joint Venture Agreement terminates on the earlier of: (i) the date the reserves on the defined lands have been depleted; and (ii) March 31, 2004, if prior to December 31, 2003, Posco and Fording have not entered into coal sale contracts on mutually satisfactory terms providing for coal deliveries between April 1, 2004 and March 31, 2013 (the "Posco Coal Sales



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 13

Agreements"); or (iii) March 31, 2013, if on or before December 31, 2003, Posco and the Partnership have agreed to the Posco Coal Sales Agreements. Both the Partnership and Posco have expressed their intention to negotiate the Posco Coal Sales Agreements. If the Partnership decides to carry on mining after the termination of the joint venture, it is required to negotiate in good faith with Poscan regarding Poscan's continued participation at Greenhills, and if agreement cannot be reached, to acquire Poscan's interest in the mine equipment and preparation plant.

Production is derived from the Cougar reserve, which is divided into two distinct pits, Cougar North and Cougar South. Cougar North has been fully developed and currently produces the bulk of the coal for the mine. Development and pre-stripping of Cougar South is underway and is expected to provide a long-term source of coal. Known reserves at Greenhills are projected to support mining at 2001 production rates through 2026.


COAL MOUNTAIN, CANADA (COAL)
----------------------------

The Coal Mountain Mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site is comprised of 2,521 hectares of coal lands of which approximately 650 hectares are currently being mined or are scheduled for mining. All permits necessary for the current operation of the mine are in hand and in good standing.

Coal Mountain produces both metallurgical and thermal coal. The current annual production capacities of the mine and preparation plant are 2.5 and 3.2 million tonnes, respectively.

In 2002, before the company acquired its interest in the Coal Partnership, coal production was 2.1 million tonnes. The strip ratio in 2002 was 5.7 BCM per tonne and is anticipated to decrease over the life of the mine.


LINE CREEK, CANADA (COAL)
-------------------------

The Line Creek Mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies bituminous metallurgical and thermal coal to a variety of international and domestic steel producers and Pacific Rim electric utilities. The Line Creek property consists of 8,124 hectares of coal lands of which approximately 1,450 hectares are currently being mined or are scheduled for mining. All permits necessary for the current operation of the mine are in hand and in good standing.

2002 production was 2.4 million tonnes of metallurgical coal and 0.5 million tonnes of thermal coal. The strip ratio in 2002 was 12.5 BCM per tonne. The mine is a conventional open pit operation. Raw coal is transferred to an 11 kilometre coal conveyor for transportation to a processing plant, where it is crushed, cleaned, and dried using conventional technology.

The bituminous metallurgical and thermal coal at Line Creek is mined from nine seams lying in a syncline. The seams average two to thirteen metres in thickness, with the thickest seam reaching 15 metres in several places.

Annual production at Line Creek has been reduced to two million tonnes as part of the Coal Partnership's rationalization of operations.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 14

LUSCAR MINE, CANADA (COAL)
--------------------------

The Luscar Mine is located approximately 42 kilometres south of Hinton, Alberta. The 2002 production, prior to the company's acquisition of its interest in the Coal Parternship was 2.1 million tonnes of metallurgical coal. The mine will close in late 2003 or early 2004 due to exhaustion of reserves.

The bituminous metallurgical coal at Luscar is mined from a seam which has an average thickness of ten to twelve metres, although in some areas folding and faulting has produced sections of coal up to 40 metres thick.


BULLMOOSE MINE, CANADA (COAL)
-----------------------------

The company has a 61% joint venture interest in the Bullmoose coal mine located near Tumbler Ridge in northeastern British Columbia. BHP Billiton (through its wholly-owned subsidiary, Rio Algom Limited) has a 29% interest in the mine and the remaining 10% is held by Nissho Iwai Coal Development (Canada) Ltd. Teck Cominco is the operator of the mine.

The mine's reserves will be depleted in April of 2003, which coincides with the end of the sales agreement with the Japanese steel industry. Following completion of reclamation of the Bullmoose mine site, the balance of the Bullmoose reclamation equipment and coal lands will be transferred to the Coal Partnership.


COAL TRANSPORTATION AND SALES
-----------------------------

Coal from the coal mines owned by the Coal Partnership is principally transported by rail pursuant to long-term rail contracts to the Roberts Bank coal port near Vancouver operated by Westshore Terminals Ltd. ("Westshore"). Westshore provides coal loading services under long-term agreements with the Partnership.

Metallurgical coal from the Line Creek Mine is shipped by rail under long-term rail contract to the Neptune Terminals, a multi-product bulk handling port facility located at Vancouver, British Columbia, which is owned by its users. The Coal Partnership holds a 46.4% interest in the shares of the corporation that owns the Neptune Terminals. By agreement among the shareholders of Neptune Terminals, rates charged for the handling of coal and other products are based on the actual costs allocated to the handling of each product.

Coal is sold principally under annual contracts at annually negotiated prices. Coal from the Bullmoose Mine is transported by rail to the Ridley terminal in Prince Rupert, for shipment to Japan.


COPPER

COPPER OPERATIONS

ANTAMINA MINE, PERU (COPPER, ZINC)
----------------------------------

In July 1998 the company acquired 25% of the Antamina copper, zinc project in Peru, with the balance then held by BHP Billiton (through its wholly-owned subsidiary, Rio Algom Limited) and Noranda Inc. Subsequently, in October 1999, Mitsubishi Corporation acquired a 10% interest in the Antamina project, resulting in a reduction of the other participants' interests to 33.75% for each of BHP Billiton and



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 15

Noranda and 22.5% for Teck Cominco. The participants' interests are represented by shares of CMA, the Peruvian company that owns and operates the project. Teck Cominco's interest is subject to a net profits royalty of 1.667% on the project's free cash flow after recovery of capital costs and an interest factor on 60% of project expenditures.

The property comprising the Antamina project consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 14,000 hectares. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights of way for the 302 kilometer concentrate pipeline from the mine to CMA's port at Huarmey.

In August, 2002, in accordance with the agreement under which it acquired the Antamina concessions, CMA paid US$111.5 million to Centromin, an agency of the government of Peru, representing 30% of the difference between the actual amount of qualified project expenditures (US$2.15 billion) and US$2.52 billion.

Project financing in the amount of US$1.32 billion of senior loans with a consortium of 20 banks and export/import credit agencies is in place. The balance of required funding has been arranged pro rata by the CMA shareholders.

Teck Cominco's share of the project cost to completion was US$490 million, of which US$300 million was provided by the project financing. Total development cost was US$2.206 billion.

The mineralization is located at an average elevation of 4,200 meters, 385 kilometers by road and 270 kilometers by air north of Lima, Peru. Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Maranon basin, a tributary of the Amazon River.

The open pit is a truck/shovel operation. The ore is crushed at the rim of the pit and conveyed through a 2.7 km tunnel to a coarse ore stockpile at the mill. It is then processed utilizing a SAG mill, followed by ball mill, grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. A 302 km long slurry concentrate pipeline, approximately 9 inch diameter, with a single pump station at the minesite transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to refineries and smelters world-wide.

Annual metal in concentrate production is expected to average 675 million pounds of copper and 625 million pounds of zinc during the initial 10 years of operation, with an estimated 22-year mine life. Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill and waste dumps are located adjacent to the pit. Fresh water from mill operations is collected and contained in a tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its operations

The Antamina polymetallic deposit is skarn hosted. It is unusual in its persistent mineralization and predictable zonation, and has a SW-SE strike length of more than 2,500 meters and a width of up to 1,000 meters. The deposit is located mainly between elevation 4,350 and 3,790 meters, but outcrops up to elevation 4,650 meters. The deepest drill hole, which terminated at 3,632 meters elevation, was still in mineralized skarn. The skarn is well zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions of the skarn being a brown garnet skarn, green garnet



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 16
skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulfides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit.

The mineral reserves at Antamina are 530 million tonnes (287 million tonnes proven and 243 million tonnes probable), with a grade of 1.22 % copper, 1.01% zinc and 0.029% molybdenum, using a cutoff grade of 0.7% copper-equivalent. The waste to ore ratio is 2.03 to 1.

In 2002, Antamina milled 26.7 million tonnes of ore averaging 1.37% copper and 1.19% zinc and produced 730 million pounds of copper and 509 million pounds of zinc. Copper recovery averaged 88.1% and zinc recovery in zinc-bearing ores averaged 82.7% in 2002.

Antamina has entered into long-term copper and zinc concentrate agreements with major smelting companies and refineries which in aggregate account for over 70% of the mine's expected production of copper and zinc concentrates. The price of copper and zinc concentrate sales under these long-term sales agreements will be based on LME prices at the time of the sale with treatment and refining charges determined by reference to current world market terms. The remaining concentrate will be sold under short-term contracts as well as on the spot market.

Little exploration has been conducted outside the pit area. In-fill definition drilling has, however, been conducted within the pit area.


HIGHLAND VALLEY MINE, CANADA (COPPER)
-------------------------------------

The company has an aggregate 63.9% partnership interest in the Highland Valley copper mine located near Kamloops, British Columbia. BHP Billiton, through its wholly-owned subsidiary Rio Algom Limited, owns a 33.6% interest, and the remaining 2.5% is held by Highmont Mining Company (excluding the company's interest therein).

The company's interest is held through an 11.4% direct interest in the Highland Valley Copper partnership ("HVC") and a 50.001% interest in the Highmont Mining Company partnership, which holds a 5% interest in HVC. The company's remaining 50% interest is held through its wholly-owned subsidiary, Teck Cominco Metals. The company and BHP Billiton jointly operate the mine. The property comprising the Highland Valley mine consists of mineral leases, mineral claims and crown grants which will be kept in good standing beyond the shutdown of operations. The mine covers a surface area of approximately 34,000 hectares and HVC holds the surface rights to such area pursuant to various leases, claims and licenses.

The Highland Valley Copper operation is located adjacent to a highway connecting Merritt, Logan Lake, and Ashcroft. The mine itself is approximately 80 kilometers south-west of Kamloops, and approximately 200 kilometers north-east of Vancouver. The mine operates throughout the year. Power is supplied by B.C. Hydro through a 138kv line which terminates at the Trans Canada Highway west of Spatsum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.

The mine is an open pit operation. The mill, which uses semi-autogenous grinding and conventional flotation to separate metal in concentrate form from the ore, has the capacity to process 136,000 tonnes of ore per day. In 2002 the operation produced 447,000 tonnes of copper concentrate containing 400 million payable pounds of copper (2001-449,000 tonnes of concentrate, 400 million pounds of copper), 4,622 tonnes of molybdenum concentrate containing 5.4 million pounds of molybdenum (2001-3,511



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 17
tonnes of concentrate, 4.1 million pounds of molybdenum), 2.0 million ounces of silver (2001-2.1 million ounces) and 14,400 ounces of gold (2001-14,000 ounces). The gold and silver production are recovered from the copper concentrate and are not actually produced at the mine. Mill throughput in 2002 was 49.8 million tonnes (2001-48.9 million tonnes) with copper recovery at 88.7% (2001-89.4%).

Water from mill operations is collected and contained in a tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

Ore is mined from two sources, the Lornex and Valley mines. Both are located in the Guichon Batholith which hosts all of the ore bodies located in the area. The Lornex orebody occurs in Skeena Quartz Diorite host rock, intruded by younger pre-mineral Quartz Porphyry and Aplite Dykes. The Skeena Quartz Diorite is an intermediate phase of the Guichon Batholith and is generally a medium to coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the Batholith. These rocks are medium to coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory mineral consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.

The existing 5 year collective agreement with the United Steelworkers of America expires September 2003. Bargaining for a new agreement will be initiated in mid-2003.

At current rates of production the operation has an expected life of 6 years.

Concentrates are transported to Vancouver for shipment, with the majority being sold under long-term sales contracts to smelters in several countries. The balance is sold on the spot market.

Capital expenditures in 2002 decreased to $8 million from $25 million in 2001 and are expected to decline further beginning in 2004.

Highland Valley Copper continues to explore for mineral deposits within a 15 kilometer radius of the concentrator, with the focus on large (greater than 100 million tonne), near-surface deposits.


LOUVICOURT MINE, CANADA (COPPER, ZINC)
--------------------------------------

In 1993, the company earned a 25% joint venture interest in the Louvicourt copper, zinc mine and milling facility located near Val d'Or, Quebec. Aur Resources Inc., the operator of the mine, has a 30% joint venture interest in the mine and the remaining 45% interest is held by Novicourt Inc., a subsidiary of Noranda Inc.

The Louvicourt mine is an underground copper, zinc operation. The mill, which operates at a daily capacity of 4,300 tonnes, uses semi-autogenous grinding, froth flotation and pressure filters for the recovery of metal concentrates. In 2002, the mine produced 156,800 tonnes of copper concentrate



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 18
containing 99 million pounds of copper (2001-183,900 tonnes of concentrate, 114 million pounds of copper), 35,700 tonnes of zinc concentrate containing 44 million pounds of zinc (2001-32,200 tonnes of concentrate, 39 million pounds of zinc), 745,764 ounces of silver (2001 - 884,265 ounces) and 27,792 ounces of gold (2001-33,307 ounces). Mill throughput in 2002 was 1.5 million tonnes (2001
- 1.6 million tonnes) with copper recovery at 96.8% (2001-96.9%) and zinc recovery at 83.8% (2001-82.3%).

There were no capital expenditures in 2002. Proven and probable reserves are sufficient for another two years of production.

Teck Cominco's share of the copper concentrates produced from the Louvicourt mine is currently sold to a subsidiary of Noranda, Noranda Metallurgy Inc. and shipped by rail and smelted at its smelter in Rouyn, Quebec. The prices paid for the payable copper, gold and silver contained in such concentrates are based on the London Metal Exchange (the "LME") and London Bullion Exchange quotations. Treatment and refining charges are adjusted annually.

Teck Cominco's share of the zinc concentrates is currently sold to a Noranda subsidiary, Canadian Electrolytic Zinc Limited, and shipped by rail to and smelted at its smelter in Valleyfield, Quebec. The price paid for the payable zinc contained in such concentrates is based on LME quotations.


COPPER PROJECTS

SAN NICOLAS PROJECT, MEXICO (COPPER, ZINC)
------------------------------------------

The San Nicolas property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver. The property is held by Minas de San Nicolas S.A. de C.V. ("MSN"), which is owned 40% directly by the company (the "Direct Interest") and 60% by Minera Tama S.A. de C.V. ("Tama"). Tama in turn is owned 65% by the company and 35% by Western Copper Holdings Ltd. ("Western Copper") resulting in the company holding a net 79% interest (not including the company's equity interest in Western Copper) in the property. Upon the completion and delivery of a feasibility study (see below) along with a notice of decision to place the property into production, the Direct Interest will be reduced to 25%, and Tama will then hold a 75% interest in MSN. Two months after the delivery of the feasibility study and the production notice referred to above, the company may elect to convert the 25% Direct Interest to a 25% participating interest, or have it converted to a 15% carried interest. Upon the company electing to commit to arrange 100% of Tama's share of financing to put the property into production, Teck Cominco's interest in Tama will increase to 75% and Western Copper's will dilute to 25%, in which case the company's net interest in the project would be 81.25%. In addition, Teck Cominco has an 8.6% equity interest in Western Copper.

The company completed and delivered a feasibility study to Western Copper on December 21, 2001. A production decision has not been made due to low metal prices and a production decision will not be considered by the company until there is a significant improvement in metal prices. There was no material change in the status of the project, which was held on a care and maintenance basis during 2002.





--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 19

GOLD

GOLD OPERATIONS

HEMLO GOLD OPERATIONS, CANADA (GOLD)
------------------------------------

The company has a 50% joint venture interest in two gold mines in the Hemlo Gold Camp located near Marathon, Ontario: the Williams and David Bell gold mines (the "Hemlo Operations"). Homestake Canada Inc. (a wholly owned subsidiary of Barrick Gold Corporation, "Homestake") holds the remaining 50% joint venture interest. The company's share of production is subject to a 2.25% net smelter return royalty at Williams and a 3% net smelter return royalty at David Bell.

The Hemlo Operations lie adjacent to the Trans-Canada Highway in the Hemlo district of Ontario, and operate throughout the year. The mill located at the Williams Mine processes ore for both the Williams Mine and the David Bell Mine. Power for the Hemlo Operations is taken from the Ontario Hydro grid, and back-up standby diesel generators are available at the site to provide some emergency support should the grid not be able to supply power. Water requirements are sourced from Cedar Creek and personnel from both mines live in nearby areas, the majority in Marathon, Ontario.

The Hemlo Operations operate a combined tailings management system including a tailings basin and polishing pond. The property includes one tailings pond, located approximately 4 kilometers from the Williams mill, and four waste stockpiles located adjacent to the Williams open pit. The Williams effluent treatment plant employs polishing pond water as feed water and the Williams mill reclaims water from both the tailings basin and the polishing pond. The David Bell Mine reclaims mine water for use in the backfill process along with raw water from Cedar Creek. Both operations comply with certificates of approval for industrial wastewater and air, which are administered by the provincial regulatory authorities. The Williams mill and both mines hold all the necessary permits and certificates that are material to the operations.

The Hemlo Operations are located in a small east-west trending Archean Greenstone Belt in central Ontario known as the Hemlo zone. The Williams Mine is located at the western end of the Hemlo zone, the David Bell Mine is located at the eastern end of the Hemlo zone, and Newmont Mining Corporation's Golden Giant Mine is located between the Williams and David Bell Mines along the Hemlo zone. The total length of the mineralized zone comprising the Williams, David Bell and Golden Giant mines is over 3 kilometers.

The Williams and David Bell orebodies lie at the contact between overlying metasedimentary rocks and underlying felsic metavolcanic rocks. The Williams package dips north at 60-70 degrees and the David Bell package dips north at 50-60 degrees. The ore zones continue to around 1,200 meters below the surface and vary in width from 45 meters to 1 meter at Williams and from 15 meters to 1 meter at David Bell. The ore at both mines is hosted by three principal rock types, feldspathised porphyry, muscovite schist and biotite fragmental, and is characterized by gold, pyrite, molybdenite, and barite and various arsenic, mercury, and antimony mineral species. Both main orebodies are composed of fine grained quartz-feldspar rock with gold occurring as finely disseminated particles within the groundmass as well as with pyrite grains.

Teck Cominco's share of gold production from the Hemlo Operations is sold on a spot basis at prevailing market prices at the time of production. Teck Cominco has also entered into certain hedging contracts in respect of certain portions of its production. See "Hedging Program" for further details.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 20

WILLIAMS MINE

The Williams Mine, primarily an underground operation with some open-pit mining, has been operating since the fall of 1985. The property comprising the Williams Mine consists of 11 patented mining claims and six leased claims. The mine covers a surface area of approximately 270 hectares.

The Williams Mine is one of the largest gold-producing mines in Canada. The underground mine is accessed by a 1,300 meter production shaft, and mining is carried out by longhole stoping with delayed cemented rock backfill. The Williams open pit mine lies immediately above and adjacent to the underground mine, and ore from these two sources and the David Bell Mine is treated in the Williams mill. The mill started production in 1985 at the rate of approximately 3,000 tonnes per day, and capacity was expanded to 6,000 tonnes per day in late 1988. The Williams mill presently operates at the rate of 9,000-10,000 tonnes per day. The Williams mill uses semi-autogenous grinding and a carbon-in-pulp gold recovery circuit. Approximately 20% of the gold is recovered by a gravity circuit. At the present rate of mining, the Williams Mine has an expected mine life of over 11 years.

Underground operations at Williams in 2002 were affected by unstable ground conditions, which required a different mining sequence than planned. The lower than planned grade resulted in lower gold production. Ground conditions stabilized and production improved by the fourth quarter. A paste back fill plant is currently under construction and is expected to start production in the second quarter of 2003.

The Williams Mine produced 405,000 ounces in 2002 (2001-446,000 ounces). Tonnage milled from the Williams Mine was 3.0 million tonnes (2001-3.0 million tonnes) with a mill recovery of 94.6% (2001-93.1%).

DAVID BELL MINE

The property comprising the David Bell underground mine consists of granted mining leases and mining claims, covering a surface area of approximately 274 hectares.

The David Bell Mine was developed through a 1,160 meter production shaft, and mining is by longhole stoping with delayed cemented hydraulic backfill. The David Bell mill is currently on care and maintenance, and all ore from the David Bell Mine is transported to, and processed at, the nearby Williams mill. At the present rate of mining, the David Bell Mine has an expected further mine life of approximately 6 years.

The Teck-Homestake joint venture also has a 50% net profits interest in the Quarter Claim, which is adjacent to the David Bell Mine and is operated by a subsidiary of Newmont Mining Corporation. Production subject to the Quarter Claim royalty was completed in 2001.

In 2002, production from the David Bell Mine was 133,000 ounces of gold (2001-162,000 ounces). Tonnage milled from the David Bell Mine was 430,000 tonnes (2001-455,000 tonnes) with a mill recovery of 94.6% (2001-93.2%).


GOLD ADVANCED PROJECTS

POGO PROJECT, UNITED STATES (GOLD)
----------------------------------

In June 1997, Teck Cominco entered into an agreement with Sumitomo Metal Mining America Inc. and SC Minerals America Inc. to earn a 40% joint venture interest in the Pogo gold deposit located in Alaska,



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 21

40 air miles (64 kilometers) from Delta Junction at the terminus of the Alaska Highway. The Pogo property is approximately 16,700 hectares in size and is comprised of 1,281 granted mining claims, each requiring a specified nominal amount of annual assessment work.

Teck Cominco may earn its 40% interest by spending US$28 million on exploration and a feasibility study, completing a comprehensive feasibility study and funding the initial US$33 million of development costs. As of December 31, 2002, Teck Cominco has incurred exploration and feasibility study expenditures in excess of the required US$28 million and will complete the $33 million development funding in 2003. Teck Cominco is the project operator.

The property is subject to a 1.5% net smelter return royalty payable by the venturers to Stone Boy Inc. on the first 2 million ounces of gold produced. After the first 2 million ounces of gold is produced, such 1.5% net smelter return royalty is no longer payable; however, the company (through its indirect wholly-owned subsidiary, Teck-Pogo Inc. ("TPI")) must then pay Sumitomo Metal Mining America Inc. and S.C. Minerals America Inc. a production royalty on TPI's share of any additional ounces of gold that it takes as its share of production from the property. This royalty on each ounce of gold to TPI's account is equal to the greater of 5% of the price of gold and US$25. Teck Cominco will be entitled to a management fee as the project operator.

Access presently is by helicopter or small fixed-wing aircraft. All-weather land access will require construction of a 49 mile (79 kilometer) road, which is subject to regulatory approvals.

During 2000, a development adit was driven into the L1 vein, providing access for an underground exploration drilling program. Drilling results provided information for the mineral resource model. At the end of 2001 the underground workings were on care and maintenance while the focus continued as scheduled on feasibility work and permitting.

A pilot plant program was completed towards the end of 2001, comprising grinding, flotation, leaching and gold recovery testing. Results were positive and are being incorporated in the metallurgical design for the feasibility study.

In the summer of 2002, as part of the feasibility study, the project completed a surface in-fill drilling program on the L2 vein, and a geotechnical drilling program to finalize the location of key infrastructure facilities. The program included 32 drill holes with a cumulative total of over 28,000 feet to reduce the drill-hole spacing to 200 feet for the L2 vein. Probable mineral reserves are 7.0 million tonnes grading 16.2 grams per tonne gold. An interim feasibility study is in preparation and is scheduled for completion in the first quarter 2003. The final feasibility is subject to environmental permitting.

A draft Environmental Impact Study ("DEIS") was issued on March 14, 2003. The issuance of the DEIS triggers a 60 day federally mandated period during which the public has the opportunity to comment on the DEIS. Following the public review and comment period, the final EIS (FEIS) and the Record of Decision (ROD) will be issued by the EPA. Construction permits will be negotiated following the ROD and are expected in the fourth quarter 2003.

Surface exploration programs have been conducted on the property over the past four years and have identified a discontinuous trend of mineralization known as the Pogo Trend. Within this trend, several gold drill targets are defined and these will be tested in future drilling programs.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 22

LOS FILOS PROJECT, MEXICO (GOLD)
--------------------------------

Located approximately 150 kilometers southwest of Mexico City, the Los Filos deposit is held by Minera Nuteck, a company held 70% by the company and 30% by Miranda Mining Corporation ("Miranda").

No significant exploration or development work was undertaken on the property in 2002. The classification of mineral resources has not materially changed since 2001. The design and economics of this project continue to be reviewed by the company in conjunction with work on the nearby Morelos property. In the event that the company does not commence construction of a mine on the Los Filos property by December 31, 2006, the property reverts to Miranda.


EXPLORATION

BASE METALS AND OTHER COMMODITIES

In 2002 the company incurred the majority of its base metal exploration expenditures on projects in Peru, Chile, Brazil, Australia, Canada, and Mexico with minor amounts in Turkey and Namibia. Copper and zinc remain the main commodities of interest. Exploration is carried out through sole funding and joint ventures with major and junior exploration companies. No economic base metal discoveries were made in 2002.

During 2002 the company entered into an option - joint venture agreement with Rhonda Corporation to earn an interest in Rhonda's Inulik diamond property in the Northwest Territories. The property is at an early stage of exploration. Prospecting work in 2002 outlined several kimberlite boulder trains. Results are pending on samples submitted for indicator mineral and diamond determination.


GOLD EXPLORATION

In 2002, the company incurred the majority of its gold exploration expenditures in Mexico, Canada, Australia, and Argentina, with minor amounts in Turkey and Peru. Exploration is focused on areas in proximity to the company's existing operations or development projects and regions which the company considers to have high potential for discovery. The company's most significant gold exploration project is the "Morelos" project in Mexico. Located a few kilometers north of the Los Filos project, the property is held by Minera Media Luna S.A. de C.V. in which Teck Cominco Limited has an approximate 78% participating equity interest and Miranda Mining Development Corporation has an 8% participating equity interest and a 14% carried equity interest.

Exploration at Morelos Norte in 2002 targeted gold skarn mineralization associated with the margins of a granodiorite stock. Exploration included mapping, prospecting and geochemical sampling around the margins of the stock,
29.6 kilometers of IP along the west side of the stock, and 7721 metres of HQ and NQ diamond drilling in 52 holes. The latter included infill and step-out drilling on the El Limon prospect, including definition of a surface oxide zone on the northwest end of the prospect, as well as testing of IP targets in the Los Guajes and Amarilla areas west of El Limon.


MINERAL RESERVES AND RESOURCES

The classification of mineral reserve and resource estimates is consistent with the classification system prescribed by the Canadian Securities Administrators in National Instrument 43-101, "Standards of



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 23

Disclosure for Mineral Products". The mineral reserve estimates are reported separately from and are not aggregated with estimated mineral resources. Mineral resources do not have demonstrated economic viability. Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, metal recoveries and mining dilution, as well as assumptions relating to long-term metal prices and, in certain cases, exchange rates. Assumptions with respect to operating matters are based on historical experience at the relevant operation and current mine plans, or, in the case of development properties, on feasibility study estimates. Methodologies for reserve and resource estimation vary from property to property depending on the style of mineralization, the local geology and other factors. Geostatistical estimation methods are used at the company's material base metal properties.

Mineral reserve and resource estimates may be materially affected by a number of risks and uncertainties, including with respect to environmental, permitting, legal, title and other issues. These risks and uncertainties are discussed under the heading " Risks and Uncertainties".

Mineral reserves at Williams and David Bell have been estimated on the basis of an assumed gold price of US$300 per ounce. Mineral resources at these properties have been estimated at various assumed gold prices at the different operations, depending on the expected life of the relevant operation. Mineral resources at Williams and David Bell have been estimated on the basis of assumed gold prices of US$350 and US$400 per ounce. Mineral reserves at Pogo have been estimated on the basis of US$300 per ounce. Mineral resources at Pogo have been estimated using an assumed gold price of US$400 per ounce. Copper reserves at Highland Valley Copper are estimated on the basis of an assumed copper price of US$0.72/lb while those at Antamina have been estimated using an assumed copper price of US $0.90/lb. Zinc reserves at Antamina and Red Dog have been estimated on the basis of US$0.50 and US$0.55/lb zinc, respectively, whereas at the development properties, assumed prices of US$0.45 to US$0.60/lb zinc have been used in the estimation of reserves and resources.

Estimates of the mineral reserves and resources for the company's material properties (other than the Fording River mine) have been prepared under the general supervision of William P. Armstrong P.Eng. who is an employee of Teck Cominco. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Gordon Stothart P.Eng., who is an employee of Compania Minera Antamina. Mineral reserve estimates for Louvicourt have been provided to the company by the project operator. Mineral Reserves and Resources for Fording River, Greenhills and Coal Mountain have been prepared under the supervision of C.J. McKenny P.Geol., an employee of Fording Inc. seconded to the Coal Partnership. Messrs. Armstrong, Stothart and McKenny are Qualified Persons for the purposes of National Instrument 43-101.

Mineral reserves and resources at Polaris were depleted during the year and the operation has been closed; reserves and resources at Bullmoose were largely exhausted during the year and the mine will close in the spring of 2003.




--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 24

MINERAL RESERVES AT DECEMBER 31, 2002

                                          MINERAL RESERVES(100%)(1)
---------------------------------------------------------------------------------------------------------------
                                             PROVEN            PROBABLE             TOTAL             TECK
                                       ------------------- ----------------- --------------------   COMINCO
                                         TONNES     GRADE    TONNES   GRADE    TONNES      GRADE    INTEREST
                                        (000'S)  (G/T)(2)   (000'S)   (G/T)   (000'S)      (G/T)      (%)
------------- ------------------------|-------------------|-----------------|--------------------|-------------
GOLD          Williams                |                   |                 |                    |     50
                Underground           |   6,640      5.43 |   6,440    4.95 |  13,080       5.19 |
                Open-pit              |  11,560      1.67 |   7,940    1.83 |  19,500       1.74 |
              David Bell              |   2,750     10.11 |                 |   2,750      10.11 |     50
              Pogo                    |                   |   7,000   16.12 |   7,000      16.12 |   40(4)
--------------------------------------|-------------------|-----------------|--------------------|-------------
                                      |             GRADE |           GRADE |              GRADE |
                                      |               (%) |             (%) |                (%) |
--------------------------------------|-------------------|-----------------|--------------------|-------------
COPPER        Antamina                | 287,000      1.28 | 243,000    1.15 | 530,000       1.22 |    22.5
              Highland Valley         | 246,200      0.42 |  49,600    0.42 | 295,800       0.42 |    63.9
              Louvicourt              |   2,600      3.00 |      30    0.14 |   2,630       2.97 |     25
--------------------------------------|-------------------|-----------------|--------------------|-------------
ZINC          Antamina                | 287,000      1.04 | 243,000    0.97 | 530,000       1.01 |    22.5
              Red Dog                 |  28,900      21.4 |  56,100    16.5 |  85,000       18.2 |    100
              Louvicourt              |   2,600       1.9 |      30     7.2 |   2,630        1.9 |     25
              Pend Oreille            |                   |   5,700     7.7 |   5,700        7.7 |    100
--------------------------------------|-------------------|-----------------|--------------------|-------------
LEAD          Red Dog                 |  28,900       5.7 |  56,100     4.1 |  85,000        4.6 |    100
              Pend Oreille            |                   |   5,700     1.4 |   5,700        1.4 |    100
--------------------------------------|-------------------|-----------------|--------------------|-------------
COAL(3)       Elkview                 | 162,000           |  92,000         | 254,000            |   41(5)
              Fording River           | 147,000           | 117,000         | 264,000            |   41(5)
              Greenhills              |  99,000           |   8,000         | 107,000            |   41(5)
              Coal Mountain           |  31,000           |   1,000         |  32,000            |   41(5)

(1) Mineral reserves are mine and property totals and are not limited to Teck Cominco's interest.

(2)  g/t = grams per tonne.

(3)  Coal reserves expressed as tonnes of clean coal.

(4) The company has the right to earn a 40% interest under a development agreement.

(5) In addition to its direct 35% interest in the Coal Partnership (which may be increased to 40% in certain circumstances) the company has an indirect 6% interest through its investment in the Fording Canadian Coal Trust.






--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 25

MINERAL RESOURCES

                                      MINERAL RESOURCES(100%)(1)
-----------------------------------------------------------------------------------------------------------------
                                             MEASURED          INDICATED            INFERRED            TECK
                                         ----------------------------------------------------------    COMOMCO
                                          TONNES   GRADE      TONNES   GRADE      TONNES     GRADE    INTEREST
                                         (000'S)   (G/T)     (000'S)   (G/T)     (000'S)     (G/T)      (%)
                                                   (2)
----------------------------------------|------------------|-----------------|---------------------|-------------
GOLD           Williams                 |                  |                 |                     |     50
                 Underground            |     340     3.22 |     670    3.39 |     6,900      5.11 |
                 Open-pit               |   1,140     1.90 |   1,900    1.84 |     1,410      1.89 |
               David Bell               |     140     9.37 |     680    3.77 |                     |     50
               Pogo                     |                  |     770    8.92 |     1,230     16.90 |   40(4)
               Los Filos                |   5,200     2.24 |  16,900    1.96 |     5,900      2.00 |     70
               Lobo-Marte               |                  |                 |                     |     60
                 LOBO                   |                  |  64,210    1.79 |     5,660      1.70 |
                 Marte                  |                  |  33,470    1.58 |     3,590      1.35 |
               El Limon                 |                  |                 |    13,400      3.53 |    78.8
               Kudz Ze Kayah            |                  |  11,300    1.30 |     1,500      2.00 |    100
----------------------------------------|------------------|-----------------|---------------------|-------------
                                        |            GRADE |           GRADE |               GRADE |
                                        |              (%) |             (%) |                 (%  |
----------------------------------------|------------------|-----------------|---------------------|-------------
COPPER        Antamina                  |  25,000     0.50 |  35,000    0.47 |    33,000      0.78 |    22.5
               San Nicolas              |   1,880     0.73 |  78,080    1.34 |     7,020      1.28 |     79
               Kudz Ze Kayah            |                  |  11,300    0.90 |     1,500      0.14 |    100
----------------------------------------|------------------|-----------------|---------------------|-------------
ZINC           Antamina                 |  25,000     0.20 |  35,000    0.29 |    33,000      0.99 |    22.5
               Red Dog                  |                  |   9,000    17.4 |    37,100      13.8 |    100
               San Nicolas              |   1,880      3.6 |  78,080     1.8 |     7,020       1.4 |     79
               Pend Oreille             |                  |                 |     3,300       6.6 |    100
               Kudz Ze Kayah            |                  |  11,300     5.9 |     1,500       6.4 |    100
               Sa Dena Hes              |                  |   2,190    10.4 |                     |     50
----------------------------------------|------------------|-----------------|---------------------|-------------
LEAD           Red Dog                  |                  |   9,000     5.2 |    37,100       4.3 |    100
               Pend Oreille             |                  |                 |     3,300       1.3 |    100
               Kudz Ze Kayah            |                  |  11,300     1.5 |     1,500       3.1 |    100
               Sa Dena Hes              |                  |   2,190     2.6 |                     |     50
----------------------------------------|------------------|-----------------|---------------------|-------------
TITANIUM       White Earth(3)           |                  | 428,000      11 | 1,031,000        10 |    100
----------------------------------------|------------------|-----------------|---------------------|-------------
COAL           Elkview(5)               |  20,500          |                 |   880,000           |     35(7)
----------------------------------------|------------------|-----------------|---------------------|-------------
               Fording River(6)         | 362,000          | 276,000         |                     |     35(7)
----------------------------------------|------------------|-----------------|---------------------|-------------
               Greenhills(6)            |   5,000          | 325,000         |                     |     35(7)
----------------------------------------|------------------|-----------------|---------------------|-------------
               Coal Mountain(6)         |  70,000          |  41,000         |                     |     35(7)
----------------------------------------|------------------|-----------------|---------------------|-------------

(1) Mineral resources are mine and property totals and are not limited to Teck Cominco's interest.
(2)  g/t = grams per tonne
(3)  Grade reported as % Ti02
(4) The company has the right to earn a 40% interest under a development agreement. See "Gold Advanced Projects - Pogo Project"
(5)  Elkview coal resources expressed as tonnes of clean coal
(6) Fording River, Greenhills and Coal Mountain coal resources expressed as tonnes of coal in situ
(7) In addition to its direct 35% interest in the Coal Partnership (which may be increased to 40% in certain circumstances) the company has an indirect 6% interest through its investment in the Fording Canadian Coal Trust).


MARKETING

Teck Cominco's principal products are zinc concentrates, refined zinc metal, coal, copper concentrates, and gold.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 26

ZINC

After a significant fall in 2001, zinc consumption in the Western World in 2002 rose by 1.6%. Gains in consumption in Korea and Taiwan boosted consumption while consumption in the USA was flat as a result of reduced galvanizing in commercial construction balanced out by increased auto production. European consumption remained stable.

Stock levels on the LME rose steadily throughout 2002 ending the year at 651,000 metric tonnes, 218,000 metric tonnes higher than the beginning of the year. Prices traded in a 5(cent)US/lb range in 2002, ending tHe year at US$0.34/lb, an historic low. Over the year as a whole, the price averaged US$0.35US/lb, down from US$0.40/lb in 2001.

Due to a fall in Chinese mine production, China continued to be a major net importer of concentrates in 2002. This action was a factor in the concentrate market in the West moving into deficit. As a result of less zinc concentrates being available in China, refined production fell in China and consequently China's net exports of refined zinc fell 25%. As a result of cutbacks in mine production in the West announced in late 2001 as well as mine closures in 2002, zinc mine production fell by 1% in 2002 for the first time since 1997. The concentrate balance moved into significant deficit in 2002 putting downward pressure on treatment charges. Despite the fall in mine production, prior year concentrate surpluses allowed refined production in the West to actually increase. This was balanced by a fall in imports of refined metal from the East Bloc. The Western World marketplace recorded its second consecutive refined metal surplus in excess of 300,000 metric tonnes. The outlook for 2003 is improving as refined metal production is expected to be constrained by a lack of mine production and overall Western World supply is expected to be reduced due to a further fall in exports of refined zinc from the East Bloc.

COPPER

Western World refined copper consumption fell again in 2002 by 2% against 2001 levels as a slowdown in economic activity globally, negatively affected all sectors of copper consumption. Copper consumption in the US, the world's largest copper consuming area, fell by close to 8% in 2002. European consumption fell 5% while consumption in Korea rose by 7%. Of note is that with the fall in consumption in the US and the continued rise in Chinese consumption, China surpassed the US as the largest consumer of copper globally. Stock levels on the LME and COMEX rose 180,000 metric tonnes ending 2002 at a combined level of 1,218,000 metric tonnes. Prices started 2002 at 65(cent)US/lb and rose to 76(cent)US/lb in June and ended the year at 70(cent)US/lb. The price averaged 70.6(cent)US/lb in 2002 down slightly from 71.6(cent)US/lb in 2001. Similar to zinc, mine production cuts initiated in late 2001 and continued in 2002 are expected to help to reduce the oversupply in the marketplace and provide for an improved market outlook for 2003. These cuts in mine production kept the concentrate market in deficit and reduced treatment and refining charges for another year.

METALLURGICAL COAL

World crude steel production exceeded 900 million tonnes in 2002 - an increase of 6% from 2001. The Asian region accounted for an 11% increase with China's production up 20%. North America was up 3%, Europe 1% and South America up 9%. Increased steel production translated into increased demand for coal. The tight market in 2002 translated into an improvement in prices in excess of 10% over 2001.

Demand for 2002 seaborne trade in metallurgical coal is estimated at 193 million tonnes, up 0.7% from 2001 levels.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 27

Australia dominates the metallurgical coal market exporting an estimated 108 million tonnes in 2002, up 4% from 2001 levels, while Canadian exports are estimated to have fallen 8% to 24 million tonnes, U.S. exports are estimated to have fallen 13% to 20 million tonnes and China's exports rose 3% to 12 million tonnes.

Diversification of sales for Elkview metallurgical coal in 2002 resulted in increases in sales to Europe, South America, and Asia.

The market is expected to be balanced for 2003, once excess inventories from 2002 are reduced. The establishment of the Coal Partnership is expected to facilitate brand optimization, which is expected to improve netbacks.


GOLD

The price of gold started the year at US$278/tr oz and finished 2002 up 27% at US$347/tr oz. The average for 2002 was US$310/tr oz versus 2001's average of US$271/tr oz. World-wide mine production fell in 2002 by 2% to 2,543 metric tonnes (the first drop since 1995), mainly in North America and South Africa. The reduction in supply from liquidation of hedging positions by producers that started in 2001 continued in 2002. Consumption in the jewellery sector fell off by 12% while overall fabrication fell by 11% primarily due to weak GDP growth.


HEDGING PROGRAM

In an effort to achieve a projected consolidated cash flow and profits for the company sufficient to generate a satisfactory return on capital, the company regularly reviews market movements and from time to time conducts hedging transactions in respect of gold, copper, zinc, electrical power and United States dollars. The objectives of the company's hedging programs are to reduce the commodity related price risk while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the company's business and to contribute toward achieving the required returns on capital investment. As a result, the company enters into forward sales contracts and put and call options with major international banks and other international financial institutions. All hedging decisions must be approved by the applicable committee appointed by the board of directors of the company operating under guidelines established by the Board of Directors. For further details on the company's hedge position as at December 31, 2002, refer to note 17 to the company's consolidated financial statements, for the year ended December 31, 2002.

In addition to the corporate positions described above, hedge transactions are in place to offset LME related price risk associated with customer forward fixed price purchase contracts, third party metals purchased for resale and manage any metal pricing exposure associated with both the Trail and Cajamarquilla smelters. Smelter pricing exposure relates to timing imbalances between purchase of concentrates and ultimate sale of metal products.


ENVIRONMENTAL PROTECTION

The current and future operations of the company, including development activities and commencement of production on its properties or areas in which it has an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, management of toxic substances and similar matters. Compliance with these laws and regulations affects the costs of and can affect the schedule for planning, designing,



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 28
drilling, developing, constructing, operating and closing the company's mines, refineries and other facilities.

Whether in Canada or abroad, the company attempts to apply technically proven and economically feasible measures to protect the environment throughout exploration, mining, processing and closure. Although the company believes that its operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current and future regulations or that liabilities associated with non-compliance will not occur.

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis. In addition, amounts are accrued in the accounts of the company to provide for certain future reclamation, site restoration and other closure costs. Financial guarantees of various forms are posted, if required, with various governmental authorities as security to cover estimated reclamation obligations. The company's provisions for future reclamation and site restoration are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The company conducts regular environmental audits, with the objective of assessing regulatory compliance and the effectiveness of environmental management systems whereas other audits may have the objective of a formal risk assessment, assessing closure preparation or auditing a focused topic (health protection for example). In 2002, health and safety management system audits were conducted at two locations further to the integration of health and safety into the corporate Environment, Health and Safety Management Standards. The overall objective of Teck Cominco audits is to identify environment, health and safety risks, assess regulatory compliance and conformance with applicable laws and assess conformance with appropriate environment, health and safety management systems and good management practices.

All of the company's mining operations have closure and reclamation plans in place and these undergo regular updates. The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. In addition to reclamation of operating mines, certain idle and closed mines are under continuous care and maintenance as well as progressive closure. The company's Code requires that sites be reclaimed in a planned and timely manner. The company manages a number of decommissioned mine sites in Canada and conducts regular inspections to verify the success of reclamation activities.


HUMAN RESOURCES

As at December 31, 2002 there were 5,751 employees (2001 - 6,210 employees) working at the various operations managed by the company. The decrease in the number of employees in 2002 was primarily due to the closure of Polaris and an early retirement program at Trail. Collective bargaining agreements covering unionized employees at the company's various operations are as follows:



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 29

                                                          EXPIRY DATE OF
                                                       COLLECTIVE AGREEMENT
              ----------------------------------------------------------------
              Cajamarquilla                               December 31, 2003
              Trail                                            May 31, 2005
              David Bell                                   October 31, 2004
              Sullivan                                 December 31, 2003(1)
              Quintette                                December 31, 2004(1)
              Highland Valley Copper                          September 30,
                                                                       2003
              Elkview                                      October 31, 2005
              Coal Mountain                               December 31, 2004
              Line Creek                                       May 31, 2005
              Fording River                                  April 30, 2006
              Bullmoose                                   December 31, 2003
              ================================================================

         (1) The collective agreements at Sullivan and Quintette cover the remaining bargaining unit employees working at these locations both of which are closed and in the process of being reclaimed.


FOREIGN OPERATIONS

The Red Dog mine and the Pogo development project located in Alaska, U.S.A., the Pend Oreille project in Washington State and the Antamina project and the Cajamarquilla zinc refinery located in Peru, are Teck Cominco's significant assets located outside of Canada. Teck Cominco holds its 22.5% interest in Antamina directly through its equity interest in the operating company of the project, CMA. The company holds a 100% interest in the Red Dog mine and an 82% interest in the Cajamarquilla zinc refinery. Revenues from the Red Dog mine and the Cajamarquilla zinc refinery accounted for 24% of the company's 2002 consolidated revenue and 37% of the company's total assets in 2002. The Antamina project was accounted for on an equity basis in 2002. Its carrying value at December 31, 2002 was $348 million.

The company also has interests in various exploration and development projects in various foreign countries, with significant activities in the United States, Mexico, Peru, Chile, Argentina, Brazil, Australia, Turkey and Namibia. The company currently has foreign exploration offices in all of the foregoing countries except Argentina.

See "Risks and Uncertainties - Foreign Activities" for further information on the risks associated with these foreign properties.


COMPETITIVE POSITION

The company sells base metals, metal concentrates, metallurgical coal and gold at prices determined by world markets over which it has no influence or control. Teck Cominco's competitive position is determined by its costs compared to those of other producers throughout the world, and by its ability to maintain its financial integrity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, the location of its metal refining facilities and their cost of power and, as well, by operating and management skill. Teck Cominco reduces its exposure to metal price cycles and currency fluctuations through its hedging program. See "Hedging Program" for further details.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 30

Over the long term, Teck Cominco's competitive position is determined by its ability to locate, acquire and develop economic ore bodies and replace current production. In this regard, Teck Cominco also competes with other mining companies for mineral properties, for joint venture agreements and for the acquisition of investments in other mining companies.


RISKS AND UNCERTAINTIES

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the company in the future. This discussion should be read in conjunction with material contained in other sections of this Annual Information Form.


RISKS INHERENT IN THE MINING BUSINESS

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

Mineral properties are often nonproductive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. In particular, the Williams and David Bell mines have been subject to recent periodic seismic events.

The company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the company.


COMMODITY PRICE FLUCTUATIONS AND HEDGING

The results of the company's operations are significantly affected by the market price of gold and base metals, which are cyclical and subject to substantial price fluctuations. The company's earnings are particularly senstitive to changes in the market price of zinc and metallurgical coal. Market prices can be affected by numerous factors beyond the company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the company's cash costs of production and remain at such levels for any sustained period, the company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of the company's hedging programs are to reduce the risk of a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the company's business. There are, however, risks associated with hedging



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 31
programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks and production interruption events. The company's results of operations are also affected by the market price for electricity.

The company does not hedge its exposure to changes in the price of metallurgical coal. Prices of diesel and electricity also fluctuate and these fluctuations affect the costs of production at various operations.


COMPETITION FOR MINING PROPERTIES

Because the life of a mine is limited by its ore reserves, the company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of interest in new properties or of interests in companies which own such properties. The company encounters strong competition from other mining companies in connection with the acquisition of properties.


FUTURE MARKET ACCESS

Access to the company's markets are subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the company is aware that do, or could, materially affect the company's access to certain markets, there can be no assurance that the company's access to these markets will not be restricted in the future.


MINERAL RESERVES AND RECOVERY ESTIMATES

Disclosed reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. The company estimates its mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because the company prepares this Annual Information Form in accordance with Canadian disclosure requirements, this annual information form incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

The company's reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of employees of the company. These individuals are not "independent" for purposes of applicable securities legislation. The company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures incorporated in this annual information form are estimates based on the interpretation of limited sampling and subjective judgements regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 32
bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.


CURRENCY FLUCTUATIONS

The company's operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of the company's operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, the company enters into limited foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the company. In addition, foreign exchange contracts expose the company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the company.


INTEREST RATE RISK

The company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The company has incurred indebtedness that bears interest at fixed and floating rates, and has entered into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the company will not be materially adversely effected by interest rate changes in the future, notwithstanding its use of interest rate swaps. In addition, the company's use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the company.


ENVIRONMENT

Environmental legislation affects nearly all aspects of the company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that the company will at all times be in compliance with all environmental regulations or that steps to bring us into compliance would not materially adversely affect the company.

Environmental laws and regulations are evolving in all jurisdictions where the company has activities. The company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the company's operations and activities, and its resulting financial position; however, the company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 33

ABORIGINAL TITLE CLAIMS

Recent Canadian jurisprudence puts in doubt the ability of mining companies to acquire within a reasonable time frame effective mineral titles in some parts of Canada, particularly British Columbia, in which aboriginal title is claimed. The risk of unforeseen aboriginal title claims also exists in foreign jurisdictions and also could affect existing operations as well as development projects and future acquisitions. The need for governments to consult with aboriginal peoples with respect to grants of mineral rights in the issuance or amendment of project authorizations may affect the company's ability to expand or transfer existing operations or to develop new projects.


FOREIGN ACTIVITIES

The company operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavourable political climate may make it difficult for the company to obtain financing for projects in some countries.


LEGAL PROCEEDINGS

The nature of the company's business subjects it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the company.

In October 1999, the Supreme Court of British Columbia dismissed a lawsuit brought against Cominco and the trustees of its pension funds. In the lawsuit, the plaintiffs claimed that a reorganization of pension plans in 1986 was improper and that units with a value of $120 million (based on current unit values) should be transferred back to Cominco's original pension plan from various successor plans. The Court held that the plaintiffs suffered no loss of benefits due to the transfers that occurred as a result of the restructuring of the plans. In January 2000, the plaintiffs appealed the decision, which appeal was heard by the British Columbia Court Of Appeal in June 2002. The Court reserved judgement on the appeal.





--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 34

                         SELECTED FINANCIAL INFORMATION
                         ------------------------------

                               THREE-YEAR SUMMARY



($ IN MILLIONS, EXCEPT EPS)                    2002           2001         2000
--------------------------------------------------------------------------------

STATEMENT OF EARNINGS
Revenue                                     $ 2,187        $ 2,379      $ 1,206
Net earnings (loss)                              30        $   (21)     $    85
Basic earnings (loss) per share             $  0.15        $ (0.17)     $  0.77
Diluted earning per share                   $  0.15        $ (0.17)     $  0.71

CASH PROVIDED BY OPERATIONS                 $   201        $   418      $   239

BALANCE SHEET
Total assets                                $ 4,958        $ 5,133      $ 5,102
Long-term debt, including                   $   933        $ 1,005      $   875
    convertible debentures

================================================================================

The main factors affecting the comparability of data are:

(a) In 2001, the company wrote down the carrying value of certain assets due to market conditions. The writedowns resulted in pre-tax charges to earnings of $169 million.

(b) Until the third quarter of 2000, the earnings (losses) of Cominco were accounted for on an equity basis. The company's share of the earnings of Cominco form a significant part of the company's earnings. The company acquired its initial 15% interest in Cominco in 1986. This interest was increased to 22% in 1993 and 36% in 1994. In 1995, this interest was diluted to 34%. In 1999, this interest was increased to 44%. The company's interest in Cominco was further increased to 50% in 2000. Beginning with the fourth quarter of 2000, Cominco's results and financial position were consolidated and included in the above data. On July 19, 2001, the company acquired the remaining 50% of Cominco that it did not already own. The minority interest in Cominco's earnings was eliminated from that time forward.

(c) The Antamina mine commenced production in the fourth quarter of 2001. Equity earnings in 2002 include a full year of Antamina results.

(d) The sale of the Quebrada Blanca mine by the company (29.25%) and Cominco (47.25%) to Aur Resources Inc. was completed on November 22, 2000, with cash proceeds of $270 million to the consolidated entity. The sale of the Niobec mine was completed in the first quarter of 2001 with cash proceeds of $43 million and a note receivable of $5 million due in 2004. The sale of PacMin Mining Corporation Limited, which owns the Tarmoola and Carosue Dam mines, was completed in October 2001 with cash proceeds of $52 million and 17.4 million shares of Sons of Gwalia Limited.




--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 35

DIVIDENDS

The company's Class A common shares and Class B Shares rank equally as to the payment of dividends. The company may not pay dividends on the Class A common shares and Class B Shares unless all dividends on any preferred shares outstanding have been paid to date. As of the date hereof, there are no preferred shares outstanding. Dividends of $0.20 per share were paid in each of the last three fiscal years on both the Class A common shares and the Class B Shares. The company's dividend policy continues to contemplate the payment of a $0.20 per share dividend per year.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

The Management's Discussion and Analysis and Financial Review disclosed in the company's 2002 Annual Report at pages 27 to 36, is incorporated into this Annual Information Form by reference.


QUARTERLY DATA

---------------------------------------------------------------------------------------------------------------------
 ($ in millions, except per share information)                2002                                          2001
---------------------------------------------------------------------------------------------------------------------
                                       Q4          Q3        Q2        Q1          Q4         Q3       Q2       Q1
---------------------------------------------------------------------------------------------------------------------
Revenue                                625         540       521       501         527        598      582       672

Operating profit                        60          40        49        34          33         90       95       184

Net earnings (loss)                     15           5         8         2           6       (105)      23        55

Earnings (loss) per share            $0.08       $0.02     $0.04     $0.01       $0.03     $(0.62)   $0.22     $0.51

Diluted earnings (loss) per share    $0.08       $0.02     $0.04     $0.00       $0.03     ($0.62)   $0.20     $0.46

Cash flow from operations               70          46        46        39          53         75       99       191
---------------------------------------------------------------------------------------------------------------------


                              MARKET FOR SECURITIES
                              ---------------------

The company's Class A common shares and Class B Shares are listed on The Toronto Stock Exchange. The Class B Shares rank PARI PASSU with the Class A common shares as to dividends and as to the receipt of the remaining property of the company upon dissolution, and in all other respects save and except that the Class A common shares are entitled to 100 votes per share and the Class B Shares are entitled to one vote per share. In September 2001, the articles of the company were amended to provide "coattail" provisions for the benefit of the holders of the Class B Shares.

The 3% Inco Exchangeable Debentures are listed on The Toronto Stock Exchange. The company's 6% convertible subordinated debentures due in 2006 are listed on the American Stock Exchange.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 36

                             DIRECTORS AND OFFICERS
                             ----------------------

DIRECTORS

     NAME AND MUNICIPALITY                 OFFICE HELD AND PRINCIPAL OCCUPATIONS WITHIN               DIRECTOR
          OF RESIDENCE                                 PREVIOUS FIVE YEARS                              SINCE
-------------------------------------------------------------------------------------------------------------------
J. Brian Aune (1)(3)(4)(5)        Chairman of St. James Financial Corp., investment company.      February 1995
WESTMOUNT, PQ

Lloyd I. Barber (3)(4)(6)         President Emeritus, University of Regina.                       September 2001
REGINA, SK

Hugh J. Bolton (2)                Chairman, Epcor Utilities Inc., electrical utility, from 2000   September 2001
EDMONTON, AB                      to present; Managing Partner-International Pricewaterhouse
                                  Coopers from 1998 to 1999; Chairman and Chief
                                  Executive Officer, Coopers & Lybrand Canada
                                  from 1991 to 1998.

James W. Gill (2)(6)              President and Chief Executive Officer, Aur Resources Inc.,      May 1990
TORONTO, ON                       mining company.

Masayuki Hisatsune (5)            Director and Vice President, Sumitomo Metal Mining America      February 2002
VANCOUVER, B.C.                   Inc. and President, Sumitomo Metal Mining Resources. From
                                  December 2000 to present; General Manager, Administration
                                  Department, Mineral Resources Division, Sumitomo Metal Mining
                                  Co. from 2000 to 2001; General Manager, Operations and
                                  Development, Engineering Department, Mineral Resources
                                  Division, Sumitomo Metal Mining Co. prior to 2000.

Norman B. Keevil (1)              Chairman and previously Chief Executive Officer of the          July 1963
WEST VANCOUVER, B.C.              company from November 30, 1981 to July 25, 2001, and
                                  President of the company from November 30,
                                  1981 to June 8, 2000.

Norman B. Keevil III  (6)         President, Pyramid Automation Ltd.; mechanical engineering      April 1997
VICTORIA, B.C.                    and design consulting company.

Takuro Mochihara (1)              Executive Officer, Non-Ferrous Metal Division, Sumitomo Metal   September 2000
TOKYO, JAPAN                      Mining Co. Ltd.; from 1998 to June 2000 General Manager,
                                  Metals Dept. and prior thereto General Manager, Base Metals
                                  Dept., Mitsubishi Corporation.

Warren S. R. Seyffert (6)         Counsel at Lang Michener, law firm.                             August 1989
TORONTO, ON

David R. Sinclair (1)(2)(4)       Corporate Director.                                             September 2001
NANOOSE BAY, B.C.

Keith E. Steeves (2)(5)           Consultant since June 1, 1996; previously Senior Vice           October 1981
RICHMOND, B.C.                    President, Commercial of the company.



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 37

     NAME AND MUNICIPALITY                 OFFICE HELD AND PRINCIPAL OCCUPATIONS WITHIN               DIRECTOR
          OF RESIDENCE                                 PREVIOUS FIVE YEARS                              SINCE
-------------------------------------------------------------------------------------------------------------------
David A. Thompson (1)             Chief Executive Officer of the company since July 25, 2001;     October 1980
WEST VANCOUVER, B.C.              Deputy Chairman of the company since June 8, 2000; previously
                                  Senior Vice President of the company from July
                                  11, 1988 to June 8, 2000 and from January 1,
                                  1995 to July 25, 2001, President and Chief
                                  Executive Officer of Cominco Ltd.

Robert J. Wright (1) (2) (3)      Deputy Chairman of the company since June 8, 2000; previously   May 1994
(4) (5)(6)                        Chairman of the company from September 7, 1994 to June 8,
TORONTO, ON                       2000; President, Glenedin Inc.

====================================================================================================================

          (1)  Member of the Executive Committee
          (2)  Member of the Audit Committee
          (3)  Member of the Compensation Committee
          (4)  Member of the Pension Committee
          (5)  Member of the Corporate Governance Committee
          (6)  Member of the Environment, Health & Safety Committee


Each of the directors holds office until the annual meeting to be held on April 23, 2003 and until a successor is duly elected or appointed, unless the office is earlier vacated in accordance with the by-laws of the company.


OFFICERS

NAME AND MUNICIPALITY              OFFICE HELD AND PRINCIPAL OCCUPATIONS WITHIN
    OF RESIDENCE                               PREVIOUS FIVE YEARS
--------------------------------------------------------------------------------
Norman B. Keevil                   Chairman and previously Chief Executive
WEST VANCOUVER, B.C.               Officer of the company from November 30,
                                   1981 to July 25, 2001, and President of
                                   the Company From November 30, 1981 to
                                   June 8, 2000.

Robert J. Wright                   Deputy Chairman of the company since
TORONTO, ON                        June 8, 2000; previously Chairman and
                                   President, Glenedin Inc.

David A. Thompson                  Chief Executive Officer of the company
WEST VANCOUVER, B.C.               since July 25, 2001 and Deputy Chairman
                                   of the company since June 8, 2000;
                                   previously Senior Vice President of the
                                   company; President and Chief Executive
                                   Officer of Cominco Ltd.

Roger A. Brain                     Senior Vice President, Marketing and
NORTH VANCOUVER, B.C.              Refining; previously Vice President,
                                   Marketing and Sales of Cominco Ltd.

Douglas H. Horswill                Senior Vice President, Environment and
WEST VANCOUVER, B.C                Corporate Affairs; previously Vice
                                   President, Environment & Corporate
                                   Affairs of Cominco Ltd.

Michael P. Lipkewich               Senior Vice President, Mining.
WEST VACOUVER, B.C.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 38

NAME AND MUNICIPALITY              OFFICE HELD AND PRINCIPAL OCCUPATIONS WITHIN
    OF RESIDENCE                               PREVIOUS FIVE YEARS
--------------------------------------------------------------------------------
John G. Taylor                     Senior Vice President, Finance and Chief
VANCOUVER, B.C.                    Financial Officer.

Michael J. Allan                   Vice President, Engineering, since
NORTH VANCOUVER, B.C.              September 3, 1999; previously Group
                                   Manager, Business Development, H.A.
                                   Simons.

Jon A. Collins                     Vice President, Exploration Business
VANCOUVER, B.C.                    Development; previously Vice President,
                                   Exploration of Cominco Ltd.

Fred S. Daley                      Vice President, Exploration.
KAMLOOPS, B.C.

Michel P. Filion                   Vice President, Environment.
SURREY, B.C.

Gary M. Jones                      Vice President, Business Development.
BURNABY, B.C.

G. Leonard Manuel                  Vice President and General Counsel;
WEST VANCOUVER, B.C.               previously General Counsel and Secretary
                                   of Cominco Ltd.

Ronald A. Millos                   Vice President, Corporate Finance;
VANCOUVER, B.C.                    previously Vice President, Finance and
                                   Chief Financial Officer of Cominco from
                                   February 1, 2001 to July 25, 2001 and
                                   Comptroller of Cominco Ltd. from June 1,
                                   1998 to February 1, 2001.

Bryan Morris                       Vice President, Business Development.
VANCOUVER, B.C.

Richard A. Mundie                  Vice President, Special Projects,
WEST VANCOUVER, B.C.               previously Vice President, Marketing
                                   from February 21, 2001 to September 30,
                                   2002, Vice President, Commercial, from
                                   June 1, 1996 to February 21, 2001.

Peter C. Rozee                     Vice President, Commercial and Legal
WEST VANCOUVER, B.C.               Affairs since March 2001; previously
                                   Vice President, General Counsel and
                                   Secretary, Inmet Mining Corporation.

James A. Utley                     Vice President, Human Resources.
WEST VANCOUVER, B.C.

Lawrence A. Mackwood               Treasurer.
WEST VANCOUVER, B.C.

Howard C. Chu                      Controller.
VANCOUVER, B.C.

Karen L. Dunfee                    Corporate Secretary.
RICHMOND, B.C.

Anthony A. Zoobkoff                Senior Counsel and Assistant Secretary;
NORTH VANCOUVER, B.C.              previously Senior Counsel and Assistant
                                   Secretary of Cominco Ltd.
===========================================================================



--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 39

OWNERSHIP BY DIRECTORS AND OFFICERS

The directors and executive officers as a group beneficially own directly or indirectly or exercise control or direction over the following shares issued by the company:


                                        SHARES BENEFICIALLY OWNED OR OVER WHICH      AS A % OF THE TOTAL
                                           CONTROL OR DIRECTION IS EXERCISED      OUTSTANDING OF THE CLASS
--------------------------------------------------------------------------------------------------------------
Class A common shares                                   210,640                             4.5%

Class B subordinate voting shares                       879,979                             0.5%
==============================================================================================================

In addition, two directors of the company are trustees of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and are directors of Keevil Holding Corporation. Keevil Holding Corporation holds 51% of the voting shares of Temagami Mining Company Limited which holds 2,150,000 Class A common shares, representing 46% of the shares of this class.


                             ADDITIONAL INFORMATION
                             ----------------------

(1) The company shall provide to any person or company, upon request to the Corporate Secretary of the company:

     (a) when the securities of the company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

          (i) one copy of the Annual Information Form of the company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

          (ii) one copy of the comparative financial statements of the company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the company subsequent to the financial statements for its most recently completed financial year;

          (iii) one copy of the Management Proxy Circular of the company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

          (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to
               (iii) above; or


--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 40

     (b) at any other time, one copy of any other document referred to in 1(a)(i), (ii) and (iii) above, provided the company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the company.

(2) Additional information, including directors' and officers' remuneration and indebtedness to the company, principal holders of the issuer's securities, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for the company's Annual Meeting of Shareholders to be held on April 23, 2003. Additional financial information is provided in the comparative financial statements of the company for 2001 and 2002. Copies of these documents are available upon request from the Corporate Secretary of the company.

(3) Unless otherwise stated information contained herein is as at December 31, 2002




--------------------------------------------------------------------------------
TECK COMINCO LIMITED -- 2002 ANNUAL INFORMATION FORM                     Page 41

================================================================================





                              TECK COMINCO LIMITED



                        CONSOLIDATED FINANCIAL STATEMENTS





                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001





================================================================================

AUDITORS' REPORT
to the Shareholders of Teck Cominco Limited


We have audited the consolidated balance sheets of TECK COMINCO LIMITED as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for the each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 7, 2003

TECK COMINCO LIMITED
Consolidated Balance Sheets
As at December 31

================================================================================
($ IN MILLIONS)                                                  2002       2001
--------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
     Cash                                                      $   91     $  101
     Accounts and settlements receivable                          235        242
     Production inventories                                       495        540
     Supplies and prepaid expenses                                134        161
--------------------------------------------------------------------------------
                                                                  955      1,044

INVESTMENTS (note 4)                                              414        606
PROPERTY, PLANT AND EQUIPMENT (note 5)                          3,393      3,298
OTHER ASSETS (note 6)                                             196        185

--------------------------------------------------------------------------------
                                                               $4,958     $5,133
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable and accrued liabilities                  $  294     $  310
     Short-term bank loans                                         --         80
     Current portion of long-term debt (note 7)                    26         45
--------------------------------------------------------------------------------
                                                                  320        435

LONG-TERM DEBT (notes 5 and 7)                                    933      1,005
OTHER LIABILITIES (note 8)                                        351        365
FUTURE INCOME AND RESOURCE TAXES (note 13)                        556        509
DEBENTURES EXCHANGEABLE FOR INCO SHARES  (note 9)                 248        248
MINORITY INTERESTS (note 10)                                       30         31
SHAREHOLDERS' EQUITY (note 11)                                  2,520      2,540

--------------------------------------------------------------------------------
                                                               $4,958     $5,133
================================================================================

Commitments and contingencies (notes 5 and 17)

APPROVED BY THE DIRECTORS

/s/ David A. Thompson

/s/ Keith E. Steeves

The accompanying notes are an integral part of the financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
Years Ended December 31

================================================================================
($ IN MILLIONS)                                                   2002     2001
--------------------------------------------------------------------------------

BALANCE AT THE BEGINNING OF THE YEAR                             $ 502    $ 572
Adjustment on adoption of new accounting standard
     for foreign exchange currency translation (note 1)            (20)     (20)

--------------------------------------------------------------------------------
BALANCE AT THE BEGINNING OF THE YEAR AS RESTATED                   482      552

Net earnings (loss)                                                 30      (21)
Dividends                                                          (37)     (29)
Interest on exchangeable debentures, net of taxes (note 11(a))      (3)      (3)
Shares issued to Class A common shareholders (note 11(g))           --      (10)
Reduction on purchase and cancellation of
     Class B Subordinate Voting Shares (note 11(f))                 --       (7)

--------------------------------------------------------------------------------
BALANCE AT THE END OF THE YEAR                                   $ 472    $ 482
================================================================================



The accompanying notes are an integral part of the financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Earnings
Years Ended December 31

================================================================================
($ IN MILLIONS, EXCEPT PER SHARE DATA)                        2002         2001
--------------------------------------------------------------------------------

REVENUES                                                   $ 2,187      $ 2,379
COST OF OPERATIONS                                          (1,805)      (1,751)
DEPRECIATION AND AMORTIZATION                                 (199)        (226)
--------------------------------------------------------------------------------
OPERATING PROFIT                                               183          402

OTHER EXPENSES
     General, administration and marketing                     (53)         (58)
     Interest on long-term debt                                (67)         (77)
     Exploration                                               (34)         (59)
     Research and development                                  (19)         (15)
     Other income and expense (net)                              7           62
--------------------------------------------------------------------------------
                                                                17          255

ASSET VALUATION WRITEDOWNS (note 12)                            --         (169)
INCOME AND RESOURCE TAXES (note 13)
     On earnings from operations                                (5)        (103)
     On asset valuation writedowns (note 12)                    --           47
MINORITY INTERESTS                                               1          (50)
EQUITY EARNINGS (LOSS)                                          17           (1)

--------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                        $    30      $   (21)
--------------------------------------------------------------------------------

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE                $  0.15      $ (0.17)



The accompanying notes are an integral part of the financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Cash Flows
Years Ended December 31

================================================================================
($ IN MILLIONS)                                                   2002     2001
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
     Net earnings (loss)                                         $  30    $ (21)
     Items not affecting cash:
         Depreciation and amortization                             199      226
         Future income and resource taxes                          (22)      48
         Equity (earnings) loss                                    (17)       1
         Minority interests                                         (1)      50
         Asset valuation writedowns (note 12)                       --      122
         Other                                                      12       (8)
--------------------------------------------------------------------------------
                                                                   201      418
     Net change in non-cash working capital items (note 15(a))      51     (119)
--------------------------------------------------------------------------------
                                                                   252      299

FINANCING ACTIVITIES
     Short-term bank loans                                         (80)      75
     Long-term debt                                                345      219
     Repayment of long-term debt                                  (439)     (53)
     Decrease (increase) in funds held on deposit (note 7(b))      157     (157)
     Reduction of other liabilities                                (27)      --
     Interest on exchangeable debentures (note 11(a))               (5)      (5)
     Issuance (purchase and cancellation) of
         Class B Subordinate Voting Shares                           1      (20)
     Dividends paid                                                (37)     (29)
     Shares of subsidiary issued                                    --       19
     Dividends of subsidiary paid to minority shareholders          --       (6)
--------------------------------------------------------------------------------
                                                                   (85)      43

INVESTING ACTIVITIES
     Property, plant and equipment                                (187)    (346)
     Cominco shares acquired on merger                              --     (277)
     Partial redemption of Cominco exchangeable debentures          --      (38)
     Investments                                                   (18)     (36)
     Proceeds from sale of investments and mining
       assets (note 3)                                              28      131
     Refund of tax deposit                                          --       57
--------------------------------------------------------------------------------
                                                                  (177)    (509)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                             --        2

--------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                        (10)    (165)

CASH AT THE BEGINNING OF THE YEAR                                  101      266

--------------------------------------------------------------------------------
CASH AT THE END OF THE YEAR                                      $  91    $ 101
================================================================================


See also note 15
The accompanying notes are an integral part of the financial statements.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------


1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     Teck Cominco Limited (the company) is engaged in mining and refining businesses including exploration, development, mining, processing, smelting and refining. The company's major products are zinc, metallurgical coal, copper, gold, lead and specialty metals.

     The consolidated financial statements of the company are prepared using accounting principles generally accepted in Canada. Note 19 reconciles the company's earnings and shareholders' equity to results that would have been obtained had the company's consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States.

     BASIS OF PRESENTATION

     These consolidated financial statements include the accounts of the company and all of its subsidiaries. Many of the company's mining activities are conducted through interests in joint ventures where the company shares joint control. These joint ventures are accounted for using the proportionate consolidation method. Inter-company accounts and transactions have been eliminated on consolidation.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgment is applied are asset and investment valuations, contingent liabilities, future income tax valuation reserves, environment and post-closure obligations and pension liabilities. Actual results could differ from these estimates.

     TRANSLATION OF FOREIGN CURRENCIES

     Except as described in the paragraph below, monetary assets and liabilities are translated at year-end exchange rates, and other assets and liabilities are translated at historical rates.

     Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses on long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. The company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange loss on long-term debt as at December 31, 2001.

     The assets and liabilities of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency restatements are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment. In addition, exchange differences on long-term monetary liabilities, which have been designated as a hedge against self-sustaining foreign operations, are included in the cumulative translation adjustment.

     CASH

     Cash includes cash on account, demand deposits and short-term investments with maturities of three months or less.

     INVESTMENTS

     Investments comprise marketable and non-marketable securities. Investments in other companies are carried at cost or at cost less amounts written off to reflect an impairment in value which is other than temporary.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


1.   SIGNIFICANT ACCOUNTING POLICIES, continued

     PROPERTY, PLANT AND EQUIPMENT

     (a)  Plant and equipment

          Plant and equipment are depreciated over the estimated lives of the assets on a unit-of-production or straight-line basis as appropriate.

     (b)  Mineral properties and deferred costs

          Exploration costs and costs of acquiring mineral properties are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves are believed to exist, in which case they are deferred.

          Deferred costs include interest and financing costs relating to the construction of plant and equipment and operating costs net of revenues prior to the commencement of commercial production of a new mine. Interest and financing costs are capitalized only for those projects for which funds have been borrowed.

          Mineral properties and deferred costs are, upon commencement of production, amortized over the estimated life of the orebody to which they relate or are written off if the property is abandoned or if there is considered to be a permanent impairment in value.

     (c)  Investments in mining properties

          Investments in mining properties over which the company has significant influence but not joint control are accounted for using the equity method.

     REVENUE RECOGNITION AND INVENTORIES

     Revenues are recorded at the time of sale, when the rights and obligations of ownership pass to the customer, except in the case of Bullmoose Coal, where revenues related to coal produced under the terms of a long-term sales contract are recorded at the time of production. Coal production in excess of contracted sales is inventoried at cost. Finished goods, raw materials and in-process inventories are valued at the lower of cost and net realizable value.

     INCOME AND RESOURCE TAXES

     Future income tax assets and liabilities are determined based on the difference between the tax basis of the company's assets and liabilities and the respective amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

     EMPLOYEE FUTURE BENEFITS

     Pension and other employee future benefit expenses are based on actuarial determinations of current service costs. Certain actuarial assumptions used in the determination of future benefits and plan liabilities are based upon management's best estimates, including expected plan performance, salary escalation and retirement dates of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date of high quality debt instruments. Differences between the actuarial liabilities and the amounts recorded in financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Differences which are greater than 10% of the plan's assets or liabilities are taken into the determination of income over the average remaining service life of the related employees. Non-pension retirement benefits are accrued and are funded by the company as they become due.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


1.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     SHARE OPTION PLAN

     The company has a share option plan as described in note 11(d). Effective January 1, 2002, the company adopted the new accounting standard for stock based compensation. The company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors as the exercise price is equal to the market price at the date of grant. Pro forma disclosure of the compensation expense which would have been recorded under the fair value method is disclosed in note 11(d).

     RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

     SITE RESTORATION AND POST CLOSURE COSTS

     Expenditures related to ongoing environmental and reclamation activities are expensed as incurred unless previously accrued.

     Provisions for future site restoration and reclamation and other post closure costs in respect of operating sites are charged to earnings over the estimated life of the assets, commencing when a reasonably definitive estimate of the cost can be made.

     EARNINGS PER SHARE

     The company follows the `treasury stock' method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should `in the money' options be exercised and the proceeds used to repurchase common shares at the weighted average market price in the period.

     HEDGING TRANSACTIONS

     The company uses future foreign exchange and commodity futures and option contracts and interest rate swaps to manage its exposure to fluctuating interest rates, prices and exchange rates for the commodities it sells. Gains and losses relating to such instruments are taken into revenue at the time the commodities to which they are matched are sold.


2.   MERGER WITH COMINCO LTD.

     The company began acquiring shares of Cominco Ltd. (Cominco) in 1986 and in September 2000 the company acquired 5,176,700 shares of Cominco at a cost of $127 million, increasing the company's shareholding to just over 50%. Until September 30, 2000 the company had been accounting for the investment as an equity investment which had an accumulated value on an equity accounting basis of $898 million. Since that date the results of Cominco have been consolidated with those of the company.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


2.   MERGER WITH COMINCO LTD., continued

     On July 19, 2001 shareholders of Cominco approved an arrangement to merge Cominco with the company. Under the terms of the arrangement Cominco shareholders received 1.8 Class B Subordinate Voting Shares of Teck and $6 in cash for each Cominco share held. Holders of the exchangeable debenture due 2024 received $6 in respect of each underlying Cominco share, reducing the face value of each $1000 debenture to $745 (note 11 (a)). The merger was accounted for using the purchase method as follows:

     ===========================================================================
                                                                          SHARES
                                                                MERGER  ACQUIRED
     ($ IN MILLIONS)                                           IN 2001   IN 2000
     ---------------------------------------------------------------------------

     Purchase price
        Cash                                                    $  262   $  127
        Shares issued (note 11(c))                                 913       --
        Merger costs                                                15       --
        Carrying value of investment accumulated
          in prior periods                                          --      771

     ---------------------------------------------------------------------------
     Total cost of the acquisition                              $1,190   $  898
     ===========================================================================

     Assets acquired
        Cash                                                    $   --   $   24
        Other current assets                                        --      830
        Mineral and resource properties                            301    2,392
        Other assets                                                --      178
        Purchase of remaining minority interest
          in net assets                                          1,006       --
     ---------------------------------------------------------------------------
                                                                 1,307    3,424

     Liabilities assumed
        Current liabilities                                         --      320
        Long-term debt                                              --    1,263
        Other liabilities                                          117       --
        Outstanding minority interest in net assets                 --      943
     ---------------------------------------------------------------------------
                                                                   117    2,526

     ---------------------------------------------------------------------------
     Net assets acquired                                        $1,190   $  898
     ===========================================================================


3.   DISPOSITIONS

     (a)  Sale of PacMin Mining Corporation (PacMin)

          In November 2001, the company disposed of its interest in PacMin which owned the Tarmoola and Carosue Dam gold mines in Western Australia and realized no gain or loss on the sale. The company received cash proceeds of $52 million and 17.4 million shares of the purchaser, Sons of Gwalia Ltd. In addition the purchaser assumed $89 million of PacMin debt.

     (b)  Sale of Niobec

          In March 2001, the company sold its 50% interest in the Niobec mine in Quebec to Mazarin Inc. The company received cash proceeds of $43 million and a note in the amount of $5 million due March 2004. An after-tax gain of $11 million was recorded on the sale.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


4.   INVESTMENTS

     ===========================================================================
     ($ IN MILLIONS)                                               2002   2001
     ---------------------------------------------------------------------------

     Investments and advances
         Inco Limited common shares (note 9)                       $246   $246
         Cajamarquilla funds held on deposit (note 7(b))             --    165
         Loans receivable and other investments                      80     87
         Investment in Sons of Gwalia Ltd. (notes 3(a) and 12)       64     85
         Investment in other exploration companies                   24     23

     ---------------------------------------------------------------------------
                                                                   $414   $606
     ===========================================================================

     Included in the above are marketable securities carried at a cost of $97 million (2001 - $108 million) that had a quoted market value of $95 million (2001 - $133 million). Inco common shares are excluded from marketable securities for the reasons discussed in note 9.


5.   PROPERTY, PLANT AND EQUIPMENT

     ===========================================================================
     ($ IN MILLIONS)                                           2002        2001
     ---------------------------------------------------------------------------

     Mines and processing facilities                         $3,949      $3,779
     Accumulated depreciation and depletion                  (1,191)     (1,042)
     ---------------------------------------------------------------------------
                                                              2,758       2,737

     Development projects                                       287         253
     Investment in Antamina                                     348         308

     ---------------------------------------------------------------------------
                                                             $3,393      $3,298
     ===========================================================================

     Investment in Antamina

     The company accounts for its 22.5% investment in Compania Minera Antamina S.A. (CMA), the company holding the Antamina project, on an equity basis. In connection with the senior debt financing of the project the company has provided the lenders with a guarantee of its 22.5% share of the debt during the pre-completion period. The guarantee will be removed when the project meets certain completion tests which are expected to take place in the second quarter of 2003. At December 31, 2002 the senior project debt outstanding was US$1.25 billion in respect of which the company is responsible for and has guaranteed US$281 million.

     The project commenced commercial production in the fourth quarter of 2001. Upon the project meeting the completion tests as defined in the senior debt project financing agreement, certain voting restrictions of the company in relation to the management of CMA will be removed. The company will then account for the investment on a proportionate consolidation basis, reflecting its share of the assets and liabilities of CMA on its balance sheet including its share of the senior project debt, which would then be non-recourse.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


6.   OTHER ASSETS

     ==========================================================================
     ($ IN MILLIONS)                                            2002       2001
     --------------------------------------------------------------------------

     Future tax benefits and investment tax credits (note 13)   $139       $146
     Prepaid pensions                                             10         --
     Other                                                        47         39

     --------------------------------------------------------------------------
                                                                $196       $185
     ==========================================================================


7.   LONG-TERM DEBT
     (SEE ALSO NOTE 5)

     ==========================================================================
     ($ IN MILLIONS)                                            2002       2001
     --------------------------------------------------------------------------

     Convertible debenture due 2006 (a)                         $241    $   236
     6.875% debenture due February 2006 (US$150 million)         237        239
     7% debenture due September 2012 (US$200 million) (c)        312         --
     8.7% debenture (US$125 million)                              --        199
     Cajamarquilla financing agreement (2002 - US$88 million;
        2001 - US$190 million) (b)                               138        303
     Other                                                        31         73
     --------------------------------------------------------------------------
                                                                 959      1,050

     Less current portion (d)                                    (26)       (45)
     --------------------------------------------------------------------------

                                                                $933     $1,005
     ==========================================================================

     (a) In 1994 the company received net proceeds of $186 million on the issue of US$137 million deep discount convertible subordinated debentures, with a stated amount of US$170 million, due in 2006. The debentures bear interest on the issue price at 6% per annum, computed on a semi-annual basis. The cash interest payment is 3.75% of the stated value, with the balance deferred to maturity in 2006. Conversion is at the option of the holder at any time on or prior to maturity into Class B Subordinate Voting Shares at a conversion rate of 46.551 shares per US$1,000 of stated amount at maturity. The debentures are redeemable at any time at the option of the company. In December 2001, the company entered into interest rate swaps with respect to US$100 million of this debt. The 3.75% cash portion of the interest rate has been exchanged for a floating interest rate of LIBOR less 1.0%.

     (b) In 1998 Cajamarquilla completed a US$250 million financing agreement for its expansion program and ongoing operating requirements. This facility consisted of term loans totalling US$200 million from a syndicate of banks, repayable over 10 to 12.5 years, and a US$50 million working capital loan. As a result of the deferral of the Cajamarquilla expansion project, the term loan was prepaid by US$103 million during 2002 from funds held in trust. The interest rates on these loans are based on LIBOR plus a variable spread and semi-annual principal payments of US$4 million are being made on the term loans. The balance of the working capital loan is due in April 2003 and discussions are underway to extend the facility.

          The assets of Cajamarquilla and the common shares of Cajamarquilla held by the company and Marubeni Caja Investments Limited are pledged as security for the outstanding term and working capital loans. The company has guaranteed its 83% share of the loans.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


7.   LONG-TERM DEBT, CONTINUED

     (c) In September 2002, the company issued debentures in the amount of US$200 million, bearing interest at 7% and due September 15, 2012.

     (d) Scheduled repayments on long-term debt are $26 million in 2003, $12 million in 2004, $12 million in 2005, $490 million in 2006, $43 million in 2007, and $376 million thereafter. Included in the current portion of long-term debt are $12 million of term loan and $14 million of working capital loan of Cajamarquilla.

     (e) At December 31, 2002, the company had bank credit facilities aggregating $939 million, 90% of which mature in 2005 and beyond. Unused credit lines under these facilities amount to $879 million as the company has issued $60 million of letters of credit.


8.   OTHER LIABILITIES

     ==========================================================================
     ($ IN MILLIONS)                                            2002      2001
     --------------------------------------------------------------------------

     Accrued post-closure costs
         Site restoration costs                                 $143      $170
         Other post-closure costs                                 17        20
     Accrued employee future benefits (note 16(a))               148       121
     Other                                                        43        54

     --------------------------------------------------------------------------
                                                                $351      $365
     ==========================================================================


9.    DEBENTURES EXCHANGEABLE FOR INCO SHARES

     ==========================================================================
     ($ IN MILLIONS)                                            2002      2001
     --------------------------------------------------------------------------

     Exchangeable debentures due 2021                           $172      $139
     Deferred gain                                                76       109

     --------------------------------------------------------------------------
                                                                $248      $248
     ==========================================================================

     In September 1996, the company issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount of the exchangeable debentures is exchangeable at the option of the holder for
     20.7254 common shares of Inco Limited (subject to adjustment if certain events occur), without payment of accrued interest.

     The exchangeable debentures are redeemable at the option of the company on or after September 12, 2006. Redemption may be satisfied by delivery of the Inco common shares, or delivery of the cash equivalent of the market value of the Inco common shares at the time of redemption.

     The Inco common shares held by the company have been pledged as security for the exchangeable debentures. As this underlying security can be delivered at the option of the company in satisfaction of the liability, hedge accounting is applied such that any gains and losses on the Inco common shares are offset by corresponding gains and losses on the exchangeable debentures.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================

10.  MINORITY INTERESTS

     ====================================================================================================
     ($ IN MILLIONS)                                                               2002             2001
     ----------------------------------------------------------------------------------------------------

     Cajamarquilla (83% owned)                                                        $30            $31
     ====================================================================================================

11.   SHAREHOLDERS' EQUITY

     ====================================================================================================
                                                         2002                        2001
     ----------------------------------------------------------------------------------------------------
     ($ IN MILLIONS)                               SHARES                          SHARES
                                               (IN 000'S)          AMOUNT       (IN 000'S)        AMOUNT
     ====================================================================================================
     Exchangeable debentures due 2024 (a)                           $ 107                          $ 107

     Capital stock
         Class A common shares                      4,682               7           4,682              7
         Class B Subordinate Voting Shares        179,855           1,779         179,796          1,779
     ----------------------------------------------------------------------------------------------------
                                                                    1,786                          1,786

     Contributed surplus                                               50                             50
     Cumulative translation adjustment (j)                            105                            115
     Retained earnings                                                472                            482

     ----------------------------------------------------------------------------------------------------
                                                                   $2,520                         $2,540
     ====================================================================================================

     (a)  Exchangeable debentures due 2024

          In April 1999 the company issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco. At the time of the merger with Cominco in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745 and each debenture became convertible into 76.596 Class B Subordinate Voting Shares for a total, if exchanged, of 11,489,000 Class B Subordinate Voting Shares. Interest is at 2% above the company's dividend yield based on a reference price of $9.72.

          The debentures are exchangeable by the holder or redeemable by the company at any time. If redeemed by the company within seven years of issue, the company will pay a premium per debenture of $112 declining to $19 in year seven.

          By virtue of the company's option to deliver Class B Subordinate Voting Shares to satisfy the principal payments, the debentures net of issue costs are classified as a component of shareholders' equity. The interest, net of taxes, is charged directly to retained earnings.

(b)      Authorized share capital

          The company's authorized share capital consists of an unlimited number of Class A common shares (Class A shares) without par value, an unlimited number of Class B Subordinate Voting Shares without par value and an unlimited number of preferred shares without par value issuable in series.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


11.  SHAREHOLDERS' EQUITY, CONTINUED

          The Class A shares carry the right to 100 votes per share and the Class B Subordinate Voting Shares carry the right to one vote per share. In all other respects the Class A and Class B Subordinate Voting Shares rank equally. Subject to certain exceptions, if a take-over bid is made in respect of the Class A shares and is not made concurrently with an offer to purchase Class B Subordinate Voting Shares on identical terms, each outstanding Class B Subordinate Voting Share will be convertible into a new common share. New common shares will have rights identical to the Class A shares, except that each new common share will be convertible, at any time, at the option of the holder into one Class B Subordinate Voting Share. See note 11(g).

     (c)  Class B Subordinate Voting Shares issued in the last two years

          ======================================================================
                                                     SHARES ISSUED
          ($ IN MILLIONS)                                (IN 000'S)     AMOUNT
          ----------------------------------------------------------------------

          At December 31, 2000                             101,802    $    868

          Issued in respect of Cominco merger               78,482         913
          Options exercised (d)                                 67           1
          Purchased and cancelled (f)                       (1,495)        (13)
          Issued in respect of an amendment to
              the Articles of the company (g)                  938          10
          Issued to holders of shares of predecessor
              companies merged with the company                  2          --
          ----------------------------------------------------------------------

          At December 31, 2001                             179,796       1,779

          Options exercised (d)                                 59          --

          ----------------------------------------------------------------------
          At December 31, 2002                             179,855      $1,779
          ======================================================================

          At December 31, 2002 there were 391,204 Class B Subordinate Voting Shares (2001 - 392,366 shares) reserved for issuance to the former shareholders of certain companies that amalgamated with the company in prior years.

     (d)  Share options

          In the year ended December 31, 2002, the company granted to directors and employees 1,671,000 Class B Subordinate Voting Share options at market with a weighted average exercise price of $13.76 per share. These share options have a term of six years and expire in 2008. At December 31, 2002, outstanding director and employee share options totalled 8,254,000 (4.5% of issued share capital) with exercise prices ranging between $6.40 and $29.30 per share.

          As described in note 1, the company does not use the fair value method of accounting for share options granted to employees and directors. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $5 million in respect of its employee and director share options. Pro forma earnings for 2002 determined under the fair value method of accounting for stock options are as follows:

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


11.  SHAREHOLDERS' EQUITY, CONTINUED

     ---------------------------------------------------------------------------
     ($ IN MILLIONS)                                                       2002
     ---------------------------------------------------------------------------

     Net earnings
         As reported                                                        $30
         Compensation expense                                                 5

     ---------------------------------------------------------------------------
         Pro forma                                                          $25
     ===========================================================================

     Basic and diluted earnings per share
         As reported                                                      $0.15
         Pro forma                                                        $0.12

     The average fair value of Class B Subordinate Voting Share options was estimated as $3.07 per share option at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

          Dividend yield                                 1.5%
          Risk free interest rate                       4.42%
          Expected life (based on recent experience)     3.7 years
          Expected volatility                             25%

     Outstanding share options:
     ==================================================================================================
                                                       2002                           2001
                                           -----------------------------   ----------------------------
                                                       WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                              SHARES     EXERCISE PRICE       SHARES    EXERCISE PRICE
                                           (IN 000'S)                      (IN 000'S)
     --------------------------------------------------------------------------------------------------
     Outstanding at beginning of year          6,779        $14.68             3,320        $16.87

     Granted under plan                        1,671         13.76               816         15.24
     Issued to Cominco employees at
        the time of merger                        --            --             3,128         12.47
     Exercised                                   (59)         9.56               (67)        12.35
     SARs exercised                              (36)        11.54              (183)        12.35
     Expired                                     (63)        17.68              (152)        23.57
     Forfeited                                   (38)        16.63               (83)        15.34

     --------------------------------------------------------------------------------------------------
     Outstanding at end of year                8,254        $14.51             6,779        $14.68
     ==================================================================================================

     Options vested and exercisable at
     year-end                                  7,996        $14.48             6,205        $14.81
     ==================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================

11.  SHAREHOLDERS' EQUITY, CONTINUED

          Information relating to share options outstanding at December 31, 2002:

          ======================================================================
                                            WEIGHTED AVERAGE   WEIGHTED AVERAGE
          SHARES            PRICE RANGE       EXERCISE PRICE     REMAINING LIFE
          (IN 000'S)                                                   (MONTHS)
          ----------------------------------------------------------------------

               379        $6.40 - $9.50              $  7.56                 59
             3,497      $10.00 - $13.00                11.56                 55
             1,668      $13.50 - $14.50                13.76                 62
             1,525      $15.50 - $17.85                16.55                 57
               444      $18.00 - $19.80                19.33                 14
               741      $26.00 - $29.30                26.57                  8

          ----------------------------------------------------------------------
             8,254                                    $14.51                 51
          ======================================================================

     (e) As at January 1, 2002, 3.7 million outstanding employee and director share options had attached Share Appreciation Rights (SARs) allowing the holder to receive the cash value of the appreciation of the value of the shares over the exercise price of the options in lieu of exercising the share options. Effective January 1, 2002, the new accounting standard for stock based compensation requires the cash settlement value of SARs to be recorded on the balance sheet by adjusting the opening retained earnings and recording the change in the liability for the period as a charge to earnings.

         Prior to June 30, 2002, the company made arrangements with directors and employees to waive the SARs on outstanding share options. At December 31, 2002, there were 443,000 outstanding share options (with a weighted average remaining life of six months) belonging to former directors and employees that continue to have SARs attached. In accordance with provisions of the new accounting standard the company has recorded an adjustment to reduce opening retained earnings by $0.4 million and a recovery for the year ended December 31, 2002 of $0.3 million in respect of these remaining SARs.

     (f) During 2001, the company purchased and cancelled 1,495,100 Class B Subordinate Voting Shares pursuant to a normal course issuer bid. In November 2001 a new normal course issuer bid was accepted by the Toronto Stock Exchange which entitled the company to purchase and cancel up to ten million of its outstanding Class B Subordinate Voting Shares on or before November 13, 2002. No shares have been repurchased pursuant to this new bid which expired in November.

     (g) On September 10, 2001, the shareholders at a special meeting approved an amendment to the Articles of the company to adopt certain take-over bid protections (referred to as "coattails") for holders of Class B Subordinate Voting Shares. As a result of the implementation of the "coattails" protection, holders of Class A shares of record on September 25, 2001 received one new Class A share plus 0.2 of a Class B Subordinate Voting Share in exchange for each Class A share previously held. There were 938,372 Class B Subordinate Voting Shares issued in relation to the amendment.

     (h)  Convertible debenture included in long-term debt - see Note 7(a)

     (i) In April 1999 the company completed the issue of 10,000,000 units, each comprising one Class B Subordinate Voting Share and one-half of a warrant, at an issue price of $15.00 per unit. Each whole warrant entitles the holder to purchase a Class B Subordinate Voting Share at a price of $18.00 at any time prior to May 26, 2004. If the average trading price of the Class B Subordinate Voting Shares is not less than $22.50 per share during 20 consecutive trading days prior to the notice date, the company has the right to give notice after May 25, 2001 requiring that the exercise price of the warrant be adjusted so that its value will not increase or decrease following the 30th day from the date of notice.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


11.  SHAREHOLDERS' EQUITY, CONTINUED

     (j) The cumulative translation adjustment represents the net unrealized foreign exchange gain on translation of the accounts of self-sustaining foreign subsidiaries, net of foreign exchange losses on US dollar denominated debt designated as hedges against these investments.

           =====================================================================
           ($ IN MILLIONS)                                       2002     2001
           ---------------------------------------------------------------------

           Cumulative translation adjustment - beginning
             of year                                             $115    $  53
           Net effect of exchange rate changes                    (10)      77
           Losses (gains) realized                                  -      (15)

           ---------------------------------------------------------------------
           Balance end of year                                   $105     $115
           =====================================================================


12.  ASSET VALUATION WRITEDOWNS

     The company performs periodic assessments of the carrying value of its mineral properties and investments in exploration companies. As a result of one of these assessments in 2001, the company recorded a writedown of $169 million ($122 million on an after-tax basis), primarily related to non-operating mineral properties. In 2002, included in other income and expense was a writedown of an investment of $22 million.


13.  INCOME AND RESOURCE TAXES

     (a)  Income and resource tax expense

          ======================================================================
          ($ IN MILLIONS)                                    2002          2001
          ----------------------------------------------------------------------

          Current
              Income tax                                     $ 14         $19
              Resource tax                                     14          16
              Large corporation tax                             3           4
          ----------------------------------------------------------------------
                                                               31          39
          Future
              Income tax                                        8          11
              Resource tax                                    (34)          6
          ----------------------------------------------------------------------
                                                              (26)         17

          ----------------------------------------------------------------------
                                                             $  5         $56
          ======================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


13.  INCOME AND RESOURCE TAXES, CONTINUED

     (b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

          ========================================================================================
          ($ IN MILLIONS)                                                          2002      2001
          ----------------------------------------------------------------------------------------
          Tax expense at the statutory rate of 42% (2001 - 44%)                   $   7       $37

          Tax effect of
              Resource and depletion allowances, net of resource taxes                5         6
              Difference in foreign tax rate                                        (17)      (14)
              Benefit of current tax loss not recognized                             20        50
              Reduction in statutory rates                                            -       (21)
              Large corporation tax                                                   3         4
              Other                                                                 (13)       (6)

          ----------------------------------------------------------------------------------------
                                                                                  $   5       $56
          ========================================================================================

     (c) Temporary differences giving rise to future income tax assets and liabilities

          ========================================================================================
          ($ IN MILLIONS)                                                       2002      2001
          ----------------------------------------------------------------------------------------
          Future income tax asset
              Investment tax credits                                          $   74      $106
              Net operating loss carry-forwards                                  327       275
              Property, plant and equipment                                      (95)     (101)
              Inventory adjustments                                                -         3
              Other                                                               15        30
              Valuation allowance                                               (175)     (145)
          ----------------------------------------------------------------------------------------
                                                                                 146       168
          Less current portion                                                    (7)      (22)

          ----------------------------------------------------------------------------------------
                                                                                $139      $146
          ----------------------------------------------------------------------------------------

          Future income tax liability
              Property, plant and equipment                                    $(507)    $(498)
              Net operating loss carry-forwards                                   13        34
              Other                                                              (62)      (45)

          ----------------------------------------------------------------------------------------
                                                                               $(556)    $(509)
          ========================================================================================

          For income tax purposes, certain U.S. subsidiaries of the company have regular tax net operating loss carry-forwards of US$440 million and alternative minimum tax net operating loss carry-forwards of US$187 million, which expire in the years 2004 through 2021. Also available to offset future regular taxes are US$16 million of investment tax credits and to offset alternative minimum taxes are US$4 million of investment tax credits, which expire in various years through 2006.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


14.  JOINT VENTURES

     The principal operations of the company which are conducted as joint ventures are the Bullmoose, Highland Valley, Louvicourt and Hemlo mines. The company's share of the assets and liabilities, revenues and expenses and cash flows of these joint ventures is as follows:

     ===========================================================================
     ($ IN MILLIONS)                                             2002     2001
     ---------------------------------------------------------------------------

     Cash                                                      $   (3)   $   5
     Other current assets                                         117      106
     Mineral properties, plant and equipment                      283      317

     ---------------------------------------------------------------------------
     Assets                                                      $397    $ 428
     ---------------------------------------------------------------------------

     Current liabilities                                       $   53    $  57
     Long=term liabilities                                         94       41
     Equity                                                       250      330

     ---------------------------------------------------------------------------
     Liabilities                                               $  397    $ 428
     ===========================================================================

     Revenue                                                   $  485    $ 515
     Expenses                                                     442      434

     ---------------------------------------------------------------------------
     Earnings                                                  $   43    $  81
     ===========================================================================

     Cash flow:
        Operating activities                                   $  102    $ 126
        Financing activities                                   $   (5)   $   5
        Investing activities                                   $  (17)   $ (25)


15.   SUPPLEMENTARY CASH FLOW INFORMATION

     ===========================================================================
     ($ IN MILLIONS)                                             2002      2001
     ---------------------------------------------------------------------------

     (a)   Changes to non-cash working capital items
               Accounts and settlements receivable               $(15)   $   54
               Production inventories                              47       (85)
               Supplies and prepaid expenses                       27         4
               Accounts payable and accrued liabilities           (26)      (17)
               Current income and resource taxes                   17       (47)
               Other                                                1       (28)

     ---------------------------------------------------------------------------
                                                                 $ 51     $(119)
     ===========================================================================

     (b)   Non-cash investing and financing transactions
               Shares issued in merger with Cominco (note 2)    $  --     $ 913

     (c)   Other information
               Interest paid                                    $  55     $  68
               Income and resource taxes paid                   $  15     $  42

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


16.  EMPLOYEE FUTURE BENEFITS

     Substantially all of the company's employees participate in either defined benefit or defined contribution pension plans.

     The defined benefit plans provide for pensions based principally on years of service and compensation rates near retirement. Annual contributions to these plans, which are based on actuarial cost methods, are made at or in excess of the minimum requirements prescribed by legislation.

     (a)  Actuarial valuation of funding surplus (deficit)

         ====================================================================================================
                                                                   2002                          2001
                                                            --------------------     ------------------------
                                                                          OTHER                        OTHER
                                                              PENSION  EMPLOYEE        PENSION      EMPLOYEE
                                                              BENEFIT   BENEFIT        BENEFIT       BENEFIT
          ($ IN MILLIONS)                                       PLANS     PLANS          PLANS         PLANS
          ----------------------------------------------------------------------    -------------------------
          Accrued benefit obligation
             Balance at beginning of year                      $814        $142           $751          $125
             Changes in methodology and assumptions              13          --             --            --
             Actuarial revaluation                               11          24             48             8
             Current service cost                                14           3             15             4
             Benefits paid                                      (72)         (7)           (56)           (6)
             Interest cost                                       53          10             48             8
             Impact of new discount rate at year-end              2           1             --             1
             Plan improvements                                   --          --             19            --
             Foreign currency exchange rate changes              --          --              5             2
             Transfers to other plans                            --          --            (16)           --
             Other                                               --          (1)            --            --

          --------------------------------------------------------------------- -----------------------------
             Balance at end of year                             835         172            814           142

          Plan assets
             Fair value at beginning of year                    752          --            790            --
             Actual return on plan assets                       (18)         --             --            --
             Benefits paid                                      (72)         --            (56)           (4)
             Foreign currency exchange rate changes              --          --              5             4
             Contributions                                       31          --             30            --
             Transfer to other plans                             --          --            (17)           --

          --------------------------------------------------------------------- -----------------------------
             Fair value at end of year                          693          --            752            --

          ---------------------------------------------------------------------------------------------------
          Funding surplus (deficit)                            (142)        (172)          (62)          (142)

          Unaccrued deficiency                                  131           45            66             17

          ----------------------------------------------------------------------------------------------------
          Total accrued (liability) asset (notes 6 and 8)     $ (11)      $(127)      $     4          $(125)
          ====================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================

16.  EMPLOYEE FUTURE BENEFITS, CONTINUED

     (b)  Employee future benefits expense

          =======================================================================================================
                                                                        2002                          2001
                                                             -----------------------     ------------------------
                                                                               OTHER                        OTHER
                                                               PENSION      EMPLOYEE        PENSION      EMPLOYEE
                                                               BENEFIT       BENEFIT        BENEFIT       BENEFIT
           ($ IN MILLIONS)                                       PLANS         PLANS          PLANS         PLANS
           -------------------------------------------------------------------------     ------------------------
           Current service cost                                  $ 14            $ 3            $15          $  4
           Interest cost                                           53             10             48             8
           Expected return on assets                              (50)            --            (51)           --
           Early retirement window                                 --             --              4            --
           Amortization of unaccrued deficiency                     2              1             --            --

           ---------------------------------------------------------------------------------------------------------
           Net expense for the year                              $ 19            $14            $16           $12
           =========================================================================================================

     (c)   Significant assumptions used
           Discount rate                                     6.5%-7.0%      6.5%-7.0%      6.5%-7.0%     6.5%-7.0%
           Expected long-term rate of return
               on plan assets                                     7.5%           7.5%           7.5%          7.5%
           Rate of compensation increase                     1.0%-4.5%      1.0%-4.5%      1.0%-4.5%     1.0%-4.5%


17.  COMMITMENTS AND CONTINGENCIES

     (a) The company's hedging commitments at December 31, 2002 consist of the following:

           ==============================================================================================================
                                                                                        2007 -              MARKET VALUE
                                              2003        2004     2005     2006        2009       TOTAL     GAIN (LOSS)
                                          ------------------------------------------------------------------------------
                                                                                                            ($ millions)
           GOLD (000's ozs)
              Forward sales contracts           16          13       --       --          131        160          US$(4)
              Average price (US$/oz)        US$340      US$350       --       --       US$350     US$349

              Forward sales contracts           92          40       34       31            8        205          US$(8)
              Average price (C$/oz)          C$489       C$509    C$515    C$519        C$520      C$503

           ZINC (million lbs)
              Forward sales contracts           20          --       --       --           --         20            NIL
              Average price (US$/lb)       US$0.37          --       --       --           --    US$0.37

           POWER (MW.h)
              Forward sales contracts      350,000          --       --       --           --    350,000            NIL
              Average price (US$/MW.h)       US$36          --       --       --           --      US$36

           US DOLLARS (millions)
              Forward sales contracts           42          30       --       --           --         72            NIL
              Average exchange rate           1.59        1.60       --       --           --       1.59

           US DOLLARS (millions)
              Forward collars                  147         117       10       --           --        274          US$(2)
              Average upper limit             1.54        1.56     1.60       --           --       1.55
              Average lower limit             1.60        1.61     1.64       --           --       1.60

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


17.  COMMITMENTS AND CONTINGENCIES, CONTINUED

          INTEREST RATE SWAPS

          PRINCIPAL AMOUNT    RATE SWAPPED    RATE OBTAINED         MATURING DATE      UNREALIZED GAIN
          ($ MILLIONS)                                                                     ($ MILLIONS)
          ---------------------------------------------------------------------------------------------
          US$100              3.75%           LIBOR minus 0.96%     July 2006                     US$7
          US$50               7%              LIBOR plus 2.43%      September 2012                US$1

          In addition to the above hedging commitments, the company has forward purchase commitments on 186 million pounds of zinc at US$0.41 per pound, maturing in 2003 to 2004, and 31 million pounds of lead averaging US$0.22 per pound maturing in 2003, to match fixed price sales commitments to customers.

          Included in the gold hedge position are 259,000 ounces of floating lease rate contracts having a built-in gold lease rate allowance of 2%. At December 31, 2002 the one-year lease rate was 0.65%.

     (b) Teck Cominco Alaska Incorporated (TCAK), a subsidiary company, has a royalty agreement with NANA Regional Corporation (NANA) on whose land the Red Dog mine is situated. Under the terms of the agreement, NANA receives an annual advance royalty equal to the greater of 4.5% of Red Dog's net smelter return or US$1 million. After TCAK recovers certain capital expenditures including an interest factor and all advance royalties, the royalty will be 25% of net proceeds of production from the Red Dog mine increasing in 5% increments every fifth year to a maximum of 50%.

          TCAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships substantially all ore concentrate produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million, with fee escalation provisions based on zinc price and annual tonnage.

          TCAK has also entered into agreements for the transportation and handling of concentrates from the millsite. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the annual fees amount to approximately US$8 million, with adjustment provisions based on variable cost factors.

     (c) See also note 5 which discusses the company's guarantee of its share of the Antamina project debt.

     (d) In October 1999, the Supreme Court of British Columbia dismissed a lawsuit brought against Cominco and the trustees of its pension funds. In the lawsuit, the plaintiffs claimed that a reorganization of pension plans in 1986 was improper and $78 million (based on the December 31, 1996 valuation; current valuation $120 million) should be transferred back to Cominco's original pension plan from various successor plans. The Court held that certain of the transfers were proper and that the plaintiffs suffered no loss of benefits due to the transfers. In January 2000, the plaintiffs appealed the decision. The appeal was heard in June 2002. The court reserved judgment on the appeal and it is not known when the court will render a decision.

     (e) The company's operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. The company's provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


18.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, accounts and settlements receivable, long-term receivables and deposits, other investments, accounts payable and other liabilities represent their fair value. The carrying amounts and the quoted market value of the company's equity investments and marketable securities are disclosed in note 4.

     The carrying amounts and estimated fair values of the company's other financial instruments at December 31 are summarized as follows:

     ================================================================================================
                                                    2002                             2001
                                          ----------------------------    ---------------------------
                                             CARRYING      ESTIMATED          CARRYING     ESTIMATED
     ($ IN MILLIONS)                           AMOUNT     FAIR VALUE            AMOUNT    FAIR VALUE
     ------------------------------------------------------------------------------------------------
     Convertible debentures                      $241           $228              $236         $230
     Exchangeable debentures due 2024             107            153               107          161
     8.7% debenture                                --             --               199          199
     6.875% debenture                             237            245               239          235
     Medium-term notes                             31             31                44           45
     7% debentures due 2012                       312            310                --           --
     Hedging commitments (note 17(a))              --             (9)               --           (1)

     -----------------------------------------------------------------------------------------------

     The fair value estimates for the convertible debentures, the exchangeable debentures due in 2024, the 8.7% debentures and the 6.875% debentures and medium-term notes are based on quoted market prices at year-end. For forward sale commitments, the estimated fair value is based on the market value for the hedge instruments at the reporting date.


19.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The effect of the material measurement differences between generally accepted accounting principles (GAAP) in Canada and the United States on the company's net earnings and shareholders' equity is summarized as follows:

     ===================================================================================================
     ($ IN MILLIONS, EXCEPT PER SHARE DATA)                                             2002       2001
     ---------------------------------------------------------------------------------------------------
     Net earnings (loss) under Canadian GAAP                                            $ 30      $ (21)
     Add (deduct)
         Inventory valuation (a)                                                          (6)        (2)
         Future income and resource taxes (b)                                              -          7
         Exchangeable debentures due 2024 and convertible debentures (c)                  (1)        (1)
         Share of earnings (losses) in Antamina project (d)                                1        (12)
         Unrealized holding gains (losses) on investments (e)                             --          4
         Deferred start-up costs (f)                                                       2          3
         Stock compensation expense (g)                                                    5         (5)
         Derivative instruments (h)                                                       19         20
     ---------------------------------------------------------------------------------------------------
     Net earnings (loss) before change in accounting principle                            50         (7)

         Derivative instruments - cumulative adjustment to opening balances (h)           --        (26)

     ---------------------------------------------------------------------------------------------------
     Net earnings (loss) under US GAAP before comprehensive
        income adjustments to opening balances                                            50        (33)
          Derivative instruments - cumulative adjustment to opening balances (h)          --        (17)
     Adjustments to arrive at comprehensive income (i)
        Unrealized holding gains (losses) on investments (e)                             (26)        24
        Cumulative translation adjustment                                                 (8)        51
        Minimum pension liability (i)                                                    (28)       (35)
     ---------------------------------------------------------------------------------------------------
     Comprehensive income (i)                                                           $(12)      $(10)
     ===================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


19.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE
     UNITED STATES, continued

     ====================================================================================================
                                                                                     2002          2001
     ----------------------------------------------------------------------------------------------------
     Earnings (loss) per share, before change in accounting principle and comprehensive income adjustments
             Basic                                                                   $0.26        $(0.11)
             Fully diluted                                                           $0.26        $(0.11)

     ====================================================================================================
     ($ IN MILLIONS)                                                                  2002          2001
     ----------------------------------------------------------------------------------------------------
     Shareholders' equity under Canadian GAAP                                       $2,520        $2,540
     Cumulative adjustments to shareholders' equity
         Inventory valuation (a)                                                        (9)           (3)
         Exchangeable debentures due 2024 and convertible debentures (c)              (115)         (117)
         Share of losses in Antamina project (d)                                       (11)          (12)
         Unrealized holding gains (losses) on investments (e)                           (2)           24
         Deferred start-up costs (f)                                                    (8)          (10)
         Stock compensation expense (g)                                                  -            (5)
         Derivative instruments (h)                                                     (4)          (23)
         Minimum pension liability (i)                                                 (63)          (35)

     ----------------------------------------------------------------------------------------------------
     Shareholders' equity under US GAAP                                             $2,308        $2,359
     ====================================================================================================

     (a)  Coal Inventory Valuation at Bullmoose Mine

          Under Canadian GAAP, production inventories may be recorded at net realizable value where there is a long-term contract for sale. US GAAP requires such inventory to be valued at the lower of cost and market.

     (b)  Future Income and Resource Taxes

          Under Canadian GAAP changes in tax rates are reflected in future income taxes when they are "substantively enacted". Under US GAAP such changes in rates are not reflected until enacted. As certain Canadian rate reductions were not enacted at December 31, 2000, the impact of using the substantively enacted rates has been excluded in the determination of income under US GAAP, and has been included in income in 2001 when the new rates were enacted.

     (c)  Exchangeable Debentures due 2024 and Convertible Debentures

          Canadian GAAP requires that a portion of the convertible debentures be classified as equity. The difference between the carrying amount of the debentures and the contractual liability is amortized to earnings. Similarly, the exchangeable debentures due 2024 have been classified as equity with related interest being charged directly to retained earnings. US GAAP would classify both debentures as liabilities and interest would be charged against current period earnings.

     (d) Share of Earnings (Losses) in Antamina Project and Commencement of Commercial Production

          US GAAP adjustments in respect of the company's share of earnings in the Antamina project (note 5) arise mainly as US GAAP requires the project to record operating profits and losses from newly commissioned operations at the time the first product is shipped. Canadian GAAP records gains and losses from the date commercial production commences.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


19. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

     (e)  Unrealized Holding Gains (Losses) on Investments

          For US GAAP purposes, portfolio investments and marketable securities are recorded on the balance sheet at fair values with unrealized gains and losses for trading securities being included in income and for available-for-sale securities in other comprehensive income. Portfolio investments are reported at cost for Canadian GAAP purposes.

     (f)  Deferred Start-Up Costs

          In Canada, certain mine start-up costs are deferred until the mine reaches commercial levels of production and amortized over the life of the project. Under US GAAP, these costs are expensed as incurred.

     (g)  Stock Compensation Expense

          US GAAP requires that the change in value of Stock Appreciation Rights be included in income. Canadian GAAP was aligned with US GAAP effective January 1, 2002.

     (h)  Derivative Instruments

          Under the supervision of its Risk Management Committee, the company enters into forward sales contracts and other derivative instruments for sale of its principal products and the currencies in which it deals. The effect of these contracts is to reduce financial risk by fixing the future price for these products and currencies. Under US GAAP, such contracts, which do not result in the physical delivery of the products, require any unrealized gains or losses on the instruments at the statement date to be taken into income.

     (i)  Comprehensive Income

          US GAAP requires disclosure of comprehensive income which is intended to reflect all changes in equity except those resulting from contributions by and distributions to shareholders. As a result, the company is required to recognize a minimum pension liability in the amount of the excess of the company's unfunded accrued benefit obligation over the recorded pension liability; an offsetting intangible asset is recorded equal to any unrecognized past service costs, with any difference recorded as a change in other comprehensive income.

     (j)  Financial Accounting Standards Board (FASB) Standards

          In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it occurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard for the purposes of the U.S. GAAP reconciliation note on January 1, 2003.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


20.  SEGMENTED INFORMATION

     The company has six reportable segments: gold, zinc mines, zinc smelters, copper, coal, and corporate. The corporate segment includes the company's investment, exploration and development activities and the elimination of inter-segment sales which are recorded at arm's length prices. Segments include operations based upon the principal product produced.

     ========================================================================================================================
                                                                               2002
                                      ---------------------------------------------------------------------------------------
                                          ZINC       ZINC                                  CORPORATE      INTER-
     ($ IN MILLIONS)                  SMELTERS      MINES    COPPER      GOLD     COAL     AND OTHER     SEGMENT      TOTAL
     ------------------------------------------------------------------------------------------------------------------------
     Revenues                            $ 914       $462      $277      $133     $463          $ 13        $(75)    $2,187
     Operating profit after
        depreciation                        35       (26)        32        20      116             4           2        183
     Interest on long-term debt             --        --         --        --       --           (67)         --        (67)
     Depreciation and amortization         (47)      (74)       (50)      (16)     (12)           --          --       (199)
     Equity earnings                        --         --        17        --       --            --          --         17

     Property, plant and equipment       1,299      1,044       534        85      144           287          --      3,393
     Total assets                        1,606      1,533       603       100      243           873          --      4,958

     Capital expenditures                   75         50        31        18       11             2          --        187

     ========================================================================================================================
                                                                              2001
                                     ---------------------------------------------------------------------------------------
                                          ZINC      ZINC                                   CORPORATE       INTER-
     ($ IN MILLIONS)                   SMELTERS     MINES     COPPER     GOLD      COAL    AND OTHER      SEGMENT     TOTAL
     -----------------------------------------------------------------------------------------------------------------------
     Revenues                             $979      $516       $308     $227      $412           $14      $ (77)     $2,379
     Operating profit after
        depreciation                       244        (3)        39       35        87           (4)          4         402
     Interest on long-term debt              -         -          -        -         -          (77)          -         (77)
     Depreciation and amortization         (43)      (86)       (51)     (34)      (11)          (1)          -        (226)
     Asset valuation writedowns              -         -          -        -         -         (169)          -        (169)
     Equity earnings (loss)                  -         -         (1)       -         -             -          -          (1)

     Property, plant and equipment       1,240     1,141        556       90       157           114          -       3,298
     Total assets                        1,719     1,576        621      100       204           913          -       5,133

     Capital expenditures                   75       102         96       53        14             6          -         346

     The geographic distribution of the company's property, plant and equipment and external sales revenue is as follows, with revenue attributed to regions based on the location of the customer:

     ===========================================================================================
                                      PROPERTY, PLANT & EQUIPMENT                REVENUES
     ($ IN MILLIONS)                         2002            2001           2002          2001
     ------------------------------------------------------------------------------------------
     Canada                                $1,475          $1,451           $337         $ 375
     Australia                                 --              --             16           109
     Latin America                            642             576            128           187
     United States                          1,265           1,260            651           623
     Asia                                      --              --            678           701
     Europe                                    --              --            377           367
     Other                                     11              11             --            17
     ------------------------------------------------------------------------------------------
                                           $3,393          $3,298         $2,187        $2,379
     ==========================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
================================================================================


21.  SUBSEQUENT EVENT

     Subsequent to December 31, 2002, the company entered into an agreement with Fording Inc. (Fording), Westshore Terminals Income Fund, Sherritt International Corporation and Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and the company. The company will contribute its Elkview mine, which has a net book value of $171 million, and $125 million in cash to obtain a 35% interest in the resulting partnership. This interest may be increased to 40% should the partnership meet certain earnings and efficiency targets by March 31, 2007. The company will also pay $150 million for a 9.1% interest in the Fording Canadian Coal Trust (FCCT), formed by the reorganization of Fording into an income trust. FCCT will own the remainder of the partnership and other assets. Accordingly, on closing, the company's direct and indirect interest in the coal partnership will be 41% with the potential of increasing to approximately 46%. Completion of the transaction is subject to Fording shareholder approval and other conditions, including receipt of regulatory approvals.

                                                                         ANNEX A

TECK COMINCO LIMITED



MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW - 2002


FINANCIAL SUMMARY

Net earnings for the year ended December 31, 2002 were $30 million, or $0.15 per share, compared with a loss of $21 million or $0.17 per share in 2001. The loss in 2001 was due to the recording of asset valuation writedowns of $122 million on an after-tax basis. Net earnings before the writedowns were $101 million or $0.69 per share in 2001.

Earnings in 2002 were affected by extremely low zinc and copper prices, which averaged US$0.35 and US$0.71 per pound respectively compared with US$0.40 and US$0.73 per pound in 2001. Offsetting the effects of low zinc and copper prices were higher realized gold prices, which averaged US$314 per ounce compared with US$282 per ounce in 2001, and higher coal prices which at an average price of US$44 per tonne were 10% higher than a year ago.

Net earnings in 2001 of $101 million before writedowns included significant profits from power sales, with a realized power price of US$174 per MW.h in 2001 compared with US$23 per MW.h in 2002.

Excluding Trail, which benefitted from significant power profits in 2001, operating profit from all other operations in 2002 of $160 million was 11% lower than the $180 million in 2001, with higher coal profits partially offsetting the lower profits from zinc, copper and gold operations. The results from the Antamina copper, zinc mine were included in equity earnings, and would have added $36 million to operating profit for the year had the operation been consolidated.

Cash flow from operations, before changes to non-cash working capital items, was $201 million compared with $418 million in 2001. The higher cash flow in 2001 was due mainly to the significant profits from power sales, when Trail shut down its metals operations from July to September to maximize power sales opportunities.

Year-end working capital was $635 million, compared with $609 million at the end of 2001. The cash balance at December 31 was $91 million compared with $101 million a year ago. Net debt (long-term debt less cash), excluding the exchangeable debentures relating to Inco shares, was $868 million or 26% of net debt plus equity, compared with net debt of $864 million or 25% of net debt plus equity at the end of 2001.

FINANCIAL DATA
($ millions, except per share data)                       2002            2001
--------------------------------------------------------------------------------

EARNINGS AND CASH FLOW
   Revenue                                              $ 2,187        $ 2,379
   Operating profit (after
    depreciation)                                       $   183        $   402
   Earnings before asset
     writedowns                                         $    30        $   101
   Net earnings (loss)                                  $    30        $   (21)
   Cash flow from operations                            $   201        $   418
   Earnings (loss) per share                            $  0.15        $ (0.17)

CAPITAL EXPENDITURES AND INVESTMENTS
   Capital expenditures                                 $   187        $   346
   Investments                                          $    18        $    36

BALANCE SHEET
   Cash                                                 $    91        $   101
   Working capital                                      $   635        $   609
   Total assets                                         $ 4,958        $ 5,133
   Long-term debt                                       $   933        $ 1,005
   Shareholders' equity                                 $ 2,520        $ 2,540
   Net debt to net debt
     plus equity                                             26%            25%
   Shares outstanding (millions)                          184.5          184.5


RESULTS OF OPERATIONS

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for each operation on production and sales as well as revenues and operating profits are presented in the tables on pages 29 and 30. Commodity prices and the Canadian/U.S. dollar exchange rate are presented in the table on this page.

Revenues from operations were $2.2 billion in 2002 compared with $2.4 billion in 2001. Major decreases from 2001 included $49 million from the Cajamarquilla zinc refinery which had a three-month shutdown in 2002, $34 million from the Sullivan mine which closed in December 2001, and $93 million from gold operations with the sale of the two Australian gold mines in October 2001.

SMELTING AND REFINING

Trail operated under a number of adverse conditions in 2002, with lower treatment charges received on its smelting and refinery operations and lower zinc premiums realized due to market conditions. Prices also declined for certain specialty metals such as indium and germanium. Refined zinc production was 269,000 tonnes compared with 168,100 tonnes in 2001 when operations were shut down in the third quarter to maximize power sales opportunities. Trail realized substantial profits from unusually high power sales in the previous year, selling 1,159,000 MW.h at an average price of US$174 compared with sales of 683,000 MW.h at an average price of US$23 in 2002. Operating profit from Trail was $23 million in 2002, down significantly from $222 million in 2001 due mainly to the reduced power profits.

Refined zinc output at Cajamarquilla was 92,900 tonnes in 2002 compared with 122,100 tonnes in 2001. The lower production was due to a three-month shutdown of its operations from June to August of 2002 to help reduce market inventory. Despite the reduction in output and sales and the operating losses incurred during the shutdown, Cajamarquilla generated an operating profit of $12 million compared with $22 million the year before.

ZINC MINING

The Red Dog mine produced 578,400 tonnes of zinc in concentrate in 2002 compared with 517,700 tonnes in 2001. The higher production was mainly a result of higher ore grades, as well as improved recovery rates as a result of the Value Improvement Program completed in late 2001. The Red Dog mine recorded an operating loss of $28 million in the year compared with a profit of $4 million in 2001, mainly due to the lower zinc price which averaged US$0.35 per pound compared with US$0.40 per pound in the previous year.

The Polaris mine shut down in early September after depleting its ore reserves, and reclamation work is now being carried out. Production in 2002 was 78,600 tonnes of zinc in concentrate compared with 123,100 in 2001. The mine recorded an operating profit of $2 million compared with $11 million in 2001 as a result of the lower production and zinc price.

----------------------------------------------------------
REALIZED METAL PRICES                      2002      2001

Zinc (US$/pound)                           0.35      0.40
Copper (US$/pound)                         0.71      0.73
Lead (US$/pound)                           0.20      0.22
Gold (US$/ounce)                            314       282
Coal (US$/tonne)                             44        40
Canadian/U.S. exchange rate
    (US$1 - Cdn$)                          1.57      1.55
----------------------------------------------------------


COPPER MINING

The Highland Valley Copper mine (Teck Cominco 63.9%) produced 181,300 tonnes of copper in concentrate in 2002 compared with 186,600 tonnes the previous year. The mine contributed an operating profit of $35 million compared with $42 million in 2001, as a result of lower copper prices and a 14% reduction in sales. The lower sales were due mainly to the timing of shipments and not market-related.

The company's 22.5% share of Antamina's production was 74,400 tonnes of copper production in 2002. The mine is currently equity-accounted and equity earnings in 2002 were $17 million on an after-tax basis. Its results will be reflected in operating profit and cash flow in 2003 when it achieves completion as defined in the project loan agreement.

PRODUCTION AND SALES STATISTICS

                                                   PRODUCTION                   SALES
FOR THE YEARS ENDED DECEMBER 31                 2002        2001         2002         2001
--------------------------------------------------------------------------------------------
REFINED METALS

ZINC                Trail                    269,000     168,100      275,300      156,000
(TONNES)            Cajamarquilla             92,900     122,100       98,000      122,300
--------------------------------------------------------------------------------------------
                                             361,900     290,200      373,300      278,300

LEAD                Trail                     80,700      55,200       78,400       45,900
(TONNES)

SURPLUS POWER
(MW.H)              Trail                                             683,000    1,159,000


MINE OPERATIONS

ZINC                Red Dog                  578,400     517,700      586,300      531,700
(TONNES)            Antamina                  51,900      12,600       56,300        7,000
                    Polaris                   78,600     123,100      105,700      128,400
                    Louvicourt                 5,000       4,500        5,000        4,500
                    Sullivan                      --      72,600           --       48,100
--------------------------------------------------------------------------------------------
                                             713,900     730,500      753,300      719,700

COPPER              Highland Valley          115,900     119,300      114,900      133,800
(TONNES)            Antamina                  74,400      18,100       78,800       19,800
                    Louvicourt                11,200      12,900       11,200       12,900
--------------------------------------------------------------------------------------------
                                             201,500     150,300      204,900      166,500

LEAD                Red Dog                  107,900      95,300      113,000       83,100
(TONNES)            Polaris                   17,600      30,600       27,900       30,600
Sullivan            -                         31,600          --       24,200
--------------------------------------------------------------------------------------------
                                             125,500     157,500      140,900      137,900

GOLD                Williams                 202,554     222,894      202,554      222,894
(OUNCES)            David Bell                66,503      84,618       66,503       84,618
                    Tarmoola                      --     143,290           --      143,290
                    Carosue Dam                   --      84,746           --       84,746
                    By-product                16,142      17,559       16,420       17,559
--------------------------------------------------------------------------------------------
                                             285,199     553,107      285,477      553,107

COAL                Elkview                    5,547       5,517        5,517        5,399
(000'S TONNES)      Bullmoose                  1,342       1,154        1,100        1,154
--------------------------------------------------------------------------------------------
                                               6,889       6,671        6,617        6,553

NOTE: THE ABOVE PRODUCTION AND SALES VOLUMES REFER TO THE COMPANY'S SHARE.
      PRODUCTION AND SALES VOLUMES OF BASE METAL MINES REFER TO METALS CONTAINED IN CONCENTRATE.

SEGMENTED REVENUE AND OPERATING PROFIT AFTER DEPRECIATION

                                                      REVENUE            OPERATING PROFIT
($ IN MILLIONS)                                  2001         2002       2001         2002
----------------------------------------------------------------------------------------------
ZINC          Trail (including power sales)   $   769      $   785      $  23         $222
              Cajamarquilla                       145          194         12           22
              Red Dog                             382          376        (28)           4
              Polaris                              80          106          2           11
              Sullivan                             --           34         --          (18)
              Inter-segment sales                 (75)         (77)         2            4
----------------------------------------------------------------------------------------------
                                                1,301        1,418         11          245

COPPER        Highland Valley                     251          282         35           42
              Louvicourt                           26           26         (3)          (3)
----------------------------------------------------------------------------------------------
                                                  277          308         32           39
GOLD          Williams                            100           98         16           21
              David Bell                           33           36          4            8
              Tarmoola                             --           58         --            2
              Carosue Dam                          --           35         --            4
----------------------------------------------------------------------------------------------
                                                  133          227         20           35

COAL          Elkview                             387          337         92           70
              Bullmoose                            76           75         24           17
----------------------------------------------------------------------------------------------
                                                  463          412        116           87

OTHER                                              13           14          4           (4)
----------------------------------------------------------------------------------------------

TOTAL                                          $2,187       $2,379       $183         $402


GOLD MINING

Gold production at both the Williams and the David Bell mines at Hemlo was adversely affected by ground conditions in 2002 beginning early in the year. The mines have taken measures to address the stability problems and had made significant improvements by the end of the year. Combined gold production from the two mines was 538,112 ounces compared with 597,878 ounces in 2001, of which the company's share is 50%.

The average cash operating cost was US$222 per ounce compared with US$187 per ounce a year ago, due to the lower production. The average realized gold price, including hedging gains, was US$314 per ounce compared with US$282 per ounce in 2001. Operating profit from gold operations of $20 million was down from $35 million in 2001, due to the lower production caused by ground problems and the sale of the Tarmoola and Carosue Dam gold mines in October 2001.

COAL MINING

Metallurgical coal production from the Elkview mine was 5,547,000 tonnes compared with 5,517,000 tonnes in the previous year. With higher sales and a higher average coal price of US$44 per tonne compared with US$40 per tonne a year ago, operating profit from Elkview operations was $92 million, compared with $70 million in 2001.

The Bullmoose mine produced 2,203,000 tonnes of coal in 2002 compared with 1,894,000 tonnes in 2001, of which the company's share was 61%. The increase was due mainly to an acceleration of the production rate as the mine is scheduled to mine out its coal reserve at the end of the first quarter in 2003. The company's share of operating profit in 2002 was $24 million compared with $17 million in 2001 as a result of a higher coal price and lower operating costs.

OTHER EXPENSES

General, administration and marketing expense of $53 million decreased from $58 million in 2001 mainly as a result of reduced overhead costs following the merger with Cominco.

Interest expense was $67 million in 2002 compared with $77 million in the previous year. The lower interest expense was due mainly to lower interest rates in the current year. In September 2002 the company issued US$200 million of debentures due 2012 bearing an interest rate of 7%, replacing some lower interest-rate revolving bank debts and resulting in a higher interest expense in the fourth quarter compared with the first three quarters.

Exploration expense was $34 million in 2002, down significantly from $59 million in 2001. The 2001 expense included the ongoing exploration programs of the two pre-merger companies. Following the merger with Cominco, the exploration activities were reorganized resulting in major reductions in 2002.

Included in the net amount of $7 million of other income were interest and investment income totalling $29 million, including interest received on tax refunds, offset by a reduction in the carrying value of investments of $22 million recorded at year-end. The latter relates to the company's holding of
17.4 million share in Sons of Gwalia Limited, the carrying value of which was reduced from $86 million to $64 million.

Income tax expense of $5 million represents a net number for provisions of taxes and recovery on losses in different jurisdictions. A reconciliation between taxes calculated at the statutory rates and the actual tax provision as well as other tax information is provided in note 13 of the financial statements.

EQUITY EARNINGS

The company accounts for its 22.5% investment in the Antamina project, which commenced commercial production in the fourth quarter of 2001, on an equity basis. Upon the project achieving "completion" as defined in the senior project debt agreement, expected in the second quarter of 2003, the company will account for the investment on a proportionate consolidation basis, presenting its share of operating profit and cash flow on the same basis as other operations. Equity earnings from the Antamina mine in 2002 were $17 million compared with an equity loss of $1 million in the fourth quarter of 2001.


FINANCIAL POSITION AND LIQUIDITY

OPERATING CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $201 million in 2002 compared with $418 million in 2001. The higher operating cash flow in 2001 was due mainly to the significant profits from power sales, when Trail shut down its metals operations from July to September of 2001 to maximize power sales at high prices. Operating cash flow of $70 million in the fourth quarter was the highest of the four quarters in the year, with low gold production at Hemlo in the first two quarters, the shutdown of Cajamarquilla from June to August and the maintenance shutdown of Trail in August affecting the cash flow in the first three quarters.

Cash flow from operations, after allowing for the effect of changes in non-cash working capital items, was $252 million. The reduction to non-cash working capital items of $51 million was due mainly to inventory reductions.

INVESTING ACTIVITIES

Capital expenditures in 2002 were $187 million. Major expenditures included $65 million at Trail and $33 million on the Pend Oreille zinc project. The company completed its funding of the construction of the Antamina project in 2002 with capital expenditures of $26 million, which included the final payment made to the Peruvian government. Other capital expenditures included $16 million at Red Dog, $11 million at Elkview, $10 million at Cajamarquilla and $8 million on the Pogo gold project.

FINANCING ACTIVITIES

In May 2002, the company repaid the US$125 million debenture on maturity by drawing down the company's long-term credit facilities. In September, the company issued US$200 million of 10-year 7% debentures. The net proceeds were used to repay shorter-term revolving bank loans.

In April 2001 the company drew the remaining US$103 million (Cdn$165 million) of the Cajamarquilla term loan facility. The funds, which were placed in a restricted account, were repaid to the banks in May 2002 as a decision was made not to proceed with the plant expansion in the near term.

The $80 million of short-term bank borrowings outstanding at the end of 2001 were repaid in the year.

CASH RESOURCES AND LIQUIDITY

At December 31, 2002, the company had a cash balance of $91 million and no short-term bank borrowings. Net debt (total debt less cash), excluding the Inco exchangeable debentures, was $868 million or 26% of net debt plus equity, compared with net debt of $864 million or 25% of net debt plus equity at the end of 2001.

When the investment in Antamina is proportionately consolidated, expected in the second quarter of 2003, the company's share of the Antamina project debt of US$281 million will be included in long-term debt. At the year-end, the company had bank credit facilities aggregating $939 million in total commitments, 90% of which mature in 2005 and beyond. Unused credit lines under these facilities amounted to $879 million as the company has issued $60 million of letters of credit.


OUTLOOK

EARNINGS AND CASH FLOW

Metal production forecasts for 2003 are summarized in the table on page 12. In 2003, the smelter and refineries at Trail and Cajamarquilla plan to operate at full production rates. Zinc concentrate production from the mines will decrease in 2003 due to the closure of the Polaris mine in September 2002. This reduction is expected to be offset by an increase in zinc production planned at Antamina. The Red Dog mine is expected to produce at full production rates. Copper production from the Highland Valley Copper mine is expected to decrease slightly in 2003 due to lower ore grades, while copper production from Antamina in 2003 is expected to be similar to 2002. Gold production from the Hemlo mines is expected to be at a level similar to 2002. Despite the scheduled closure of the Bullmoose mine at the end of the first quarter in 2003, the formation of the newly announced Coal Partnership is expected to result in an increase to the company's share of metallurgical coal production in 2003.

As discussed earlier, the results of Antamina will be proportionately consolidated when the mine achieves completion, as defined in the senior project debt agreement, which is expected in the second quarter of 2003. The new accounting treatment will have no effect on net earnings, but the company's share of revenues, operating profit, interest expense and cash flow in the Antamina project will be added to the company's respective accounts. The Antamina mine at current metal prices is expected to generate cash flow more than sufficient to cover its senior debt repayments.

Unfavourable financial market conditions have resulted in reductions in pension plan asset values in 2002 for the company's defined benefit pension plans. As disclosed in the pension note (Note 16) of the financial statements, there was a negative return of $18 million on plan assets in 2002 instead of an expected return of $50 million based on actuarial assumptions. The reduction in pension asset values will result in an increase in the company's funding and pension expense with respect to the company's defined benefit plans in 2003, estimated to be $9 million and $6 million respectively.

The company's earnings and cash flow are especially sensitive to zinc, copper, gold and coal prices, and the Canadian/U.S. dollar exchange rate. The accompanying table shows the impact on the company's earnings due to fluctuations in metal prices and the Canadian/U.S. dollar exchange rate.

EARNINGS SENSITIVITY
(Based on 2003 plan, and before the effect of hedging)

                                        IMPACT ON
                                        AFTER-TAX
                         CHANGE          EARNINGS
---------------------------------------------------
                                   (Cdn$ millions)

ZINC                     US$0.01/lb           $13
COPPER                   US$0.01/lb            $3
GOLD                     US$10/oz              $4
COAL                     US$1/MT               $7
CDN$/US$                 CDN$0.01              $8


Zinc and copper prices are expected to improve over 2002 levels due to improving market fundamentals. There are no significant changes expected in metallurgical coal markets in 2003.

To manage the risks of changing metal prices and the U.S. dollar exchange rate, the company regularly reviews market movements and from time to time conducts hedging transactions. The company's forward sales positions are summarized in
Note 17(a) of the financial statements.

DEVELOPMENT PROJECTS AND CAPITAL EXPENDITURES

On January 13, 2003, the company announced jointly with Fording Inc., Westshore Terminals Income Fund, Sherritt International Corporation and Ontario Teachers Pension Plan Board that an agreement was reached to combine the metallurgical coal assets of Teck Cominco, Fording and Luscar Energy Partnership under a plan of arrangement to form a new Coal Partnership (see page 7). Teck Cominco will contribute $125 million and its metallurgical coal assets, including the Elkview mine, for a 35% interest in the partnership and will be the managing partner. Teck Cominco's interest in the partnership will increase by up to 5% if the partnership achieves certain levels of operating synergies by March 31, 2007. In addition, the company will invest $150 million for a 9.1% interest in the Fording Canadian Coal Trust which will own the remaining 65% of the partnership. Accordingly, the company's direct and indirect interest in the Coal Partnership is 41% with the potential of increasing to approximately 46%. The new Coal Partnership will be the world's second largest producer of seaborne metallurgical coal with 25 million tonnes of annual capacity.

Construction of the Pend Oreille mine in Washington State is continuing with start-up scheduled in the first quarter of 2004 (see page 25). Capital expenditures in 2003 are estimated to be US$34 million and total project costs remain on plan at US$74 million.

At the Pogo gold project in Alaska, the Preliminary Draft Environmental Impact Statement issued by the EPA on August 29, 2002 is being reviewed by federal and state regulatory agencies and native groups. It is anticipated that public hearings will take place in the spring of 2003 with the final permits expected to be issued in the fourth quarter of 2003. The project feasibility study is being updated and will be finalized on receiving the key permits. If permitting and development remain on schedule, the mine could commence gold production in late 2005 (see page 25).

The company's 2003 capital expenditures are estimated to be $180 million, excluding the company's share of capital expenditures in the new Coal Partnership. Major expenditures include $34 million upgrading Trail's power generation facilities, $31 million at Red Dog and $51 million on the Pend Oreille project.

The company expects to finance the $275 million investment in the new Coal Partnership with cash on hand and revolving bank credit facilities. The budgeted capital expenditures will be funded by cash flow from operations.


CAUTION ON FORWARD-LOOKING INFORMATION

This annual report contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the company.

These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

These risks are described in more detail in the Annual Information Form of the company. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document, or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.