Form 40-F
period 2003-12-31
TECK COMINCO LTD
filed 2004-04-02
CIK 886986

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

     [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
         EXCHANGE ACT OF 1934 or

     [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31 ,2003     Commission File Number 001-13184

                              TECK COMINCO LIMITED
                              --------------------
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
                                 --------------
         (Translation of Registrant's name into English (if applicable))

                                     CANADA
                                     ------
        (Province or other jurisdiction of incorporation or organization)

                    1041, 1221, 1021, 1031, 1044, 1061, 1311
                    ----------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))

                                 NOT APPLICABLE
                                 --------------
             (I.R.S. Employer Identification Number (if applicable))

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

           NOT APPLICABLE                       ________________________
           --------------
                                                ________________________


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 NOT APPLICABLE
          -------------------------------------------------------------
                                (Title of Class)

          _____________________________________________________________
                                (Title of Class)

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

                       4,681,478 CLASS A COMMON SHARES AND
                  181,809,983 CLASS B SUBORDINATE VOTING SHARES
--------------------------------------------------------------------------------

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

Yes      [X]                                    No      [_]

This Annual Report on Form 40-F shall be incorporated by reference into the Registrant's Registration Statement on Form F-9 (Registration No. 333-92116).

--------------------------------------------------------------------------------

                               PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Information Form on Form 40-F:

     1. Annual Information Form of Teck Cominco Limited for the year ended December 31, 2003.

     2. Audited Consolidated Financial Statements of Teck Cominco Limited for the years ended December 31, 2003 and 2002.

                             CONTROLS AND PROCEDURES

A.       DISCLOSURE CONTROLS AND PROCEDURES

         As of the end of the period covered by this report, an evaluation was carried out by the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.       INTERNAL CONTROL OVER FINANCIAL REPORTING

         During the fiscal year ended December 31, 2003, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

                       NOTICES PURSUANT TO REGULATION BTR

None.

                        AUDIT COMMITTEE FINANCIAL EXPERT

We have an Audit Committee established by the Board of Directors. The members of the Audit Committee are Keith E. Steeves, Hugh J. Bolton, James W. Gill, David
R. Sinclair, Chris M. Thompson and Robert J. Wright. The Board has designated Hugh J. Bolton as the "Audit Committee Financial Expert" as that term is defined in the Form 40-F. Mr. Bolton is independent of the Registrant as that term is defined under the rules of the American Stock Exchange.

                                 CODE OF ETHICS

We have adopted a code of ethics that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. Our code of ethics is posted on our website, www.teckcominco.com.
                                                        --------------------

Since the adoption of our code of ethics, there have not been any amendments thereto or waivers, including implicit waivers, from any provision thereof.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have paid our external auditors the following fees in each of the last two years:

                                        YEAR ENDED              YEAR ENDED
                                        2003 ($000)             2002 ($000)
                                        -----------             -----------

         Audit Fees(1)                     1,514                   1,252
         Audit-Related Fees(2)               256                     227
         Tax Fees(3)                         439                     495
         All Other Fees(4)                    70                     232

     NOTES:

     (1) Includes services in connection with our statutory and regulatory filings, principally in respect of our Annual Information Form and Circular.

     (2) Includes assurance and related services that are related to the performance of the audit, principally for consultation concerning financial accounting and reporting standards.

     (3) In 2003 fees were for tax services for expatriate employees ($45,000) and domestic and international tax services and advice ($394,000).

     (4) In 2003 fees were for Antamina Enterprise Resource Planning.

The Audit Committee has adopted procedures to pre-approve all non-audit services to be rendered by our external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve individual assignments up to a maximum cost of $25,000. All other assignments must be pre-approved by the Audit Committee.

                         OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance arrangements required to be disclosed in this Annual Report on Form 40-F.

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Principal Documents", under the heading "Contractual and Other Obligations" in the Registrant's "Annual Information Form - Management's Discussion and Analysis of Financial Position and Operating Results" for the fiscal year ended December 31, 2003.

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

Registrant:                         TECK COMINCO LIMITED

By (Signature and Title):           /s/ Karen L. Dunfee
                                    -------------------------------------------
                                    Karen L. Dunfee
                                    Corporate Secretary

Date:    March 30, 2004

--------------------------------------------------------------------------------

                                LIST OF EXHIBITS


23.1     Consent of PricewaterhouseCoopers, Independent Accountants

23.2     Consent of William P. Armstrong, P. Eng.

23.3     Consent of Dan Gurtler, P. Eng.

23.4     Consent of Colin J. McKenny, P. Geol.

31.1 Certification of David A. Thompson, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

31.2 Certification of John G. Taylor, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

32.1 Certification of David A. Thompson, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2     Certification of John G. Taylor, Chief Financial Officer, pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002.

                                [GRAPHIC OMITTED]

                          [LOGO - TECK COMINCO LIMITED]
                          -----------------------------


                             ANNUAL INFORMATION FORM

                                February 20, 2004



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

TABLE OF CONTENTS



CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION...........................IV


THE COMPANY....................................................................1
   Incorporation...............................................................1
   Subsidiaries................................................................2

GENERAL DEVELOPMENT OF THE BUSINESS............................................2
   Major Holdings of the Company...............................................2
   Three-Year History..........................................................3
      2001.....................................................................3
      2002.....................................................................5
      2003.....................................................................6
   Significant Acquisitions and Dispositions...................................7
      COAL PARTNERSHIP.........................................................7
      LOS FILOS................................................................7
      LENNARD SHELF............................................................7
      HIGHLAND VALLEY COPPER...................................................7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL POSITION AND OPERATING RESULTS.......................................8

   FINANCIAL SUMMARY...........................................................8
   OPERATIONS..................................................................9
   COAL OPERATIONS............................................................10
      ELK VALLEY COAL PARTNERSHIP (41%).......................................10
   ZINC MINING................................................................11
      RED DOG (100%)..........................................................11
      PEND OREILLE PROJECT (100%).............................................12
   COPPER.....................................................................12
      ANTAMINA (22.5%)........................................................12
      HIGHLAND VALLEY COPPER (63.9%)..........................................13
      LOUVICOURT MINE (25%)...................................................14
   GOLD.......................................................................14
      HEMLO MINES (50%).......................................................14
      POGO PROJECT............................................................15
   ZINC REFINING..............................................................15
      TRAIL SMELTER AND REFINERIES (100%).....................................15
      TRAIL POWER (100%)......................................................16
      CAJAMARQUILLA REFINERY (85%)............................................16
   FINANCIAL REVIEW...........................................................17
      REVENUES................................................................17
   COSTS AND EXPENSES.........................................................18
   FINANCIAL POSITION AND LIQUIDITY...........................................22
      OPERATING CASH FLOW.....................................................22
      INVESTING ACTIVITIES....................................................23
      FINANCING ACTIVITIES....................................................23
      CASH RESOURCES AND LIQUIDITY............................................23
   OUTLOOK....................................................................24
      EARNINGS AND CASH FLOW..................................................24
      INVESTMENTS AND FINANCING...............................................25
   CONTINGENCIES..............................................................25

   CRITICAL ACCOUNTING ESTIMATES..............................................26
      PROPERTY, PLANT AND EQUIPMENT...........................................27
      INCOME AND RESOURCE TAXES...............................................27
      PENSION AND OTHER POST-RETIREMENT BENEFITS..............................27
      SITE RESTORATION AND POST CLOSURE COSTS.................................28
      RECOGNITION OF CONTINGENCIES............................................28
   CHANGES IN ACCOUNTING POLICIES.............................................28
      ASSET RETIREMENT OBLIGATIONS............................................28
      STOCK BASED COMPENSATION................................................28
   CONTRACTUAL AND OTHER OBLIGATIONS..........................................29
      FINANCIAL INSTRUMENTS...................................................29
   QUARTERLY EARNINGS AND CASH FLOW...........................................30
   OUTSTANDING SHARE DATA.....................................................30

NARRATIVE DESCRIPTION OF THE BUSINESS.........................................31
   Revenue....................................................................31
   ZINC.......................................................................31
      MINING OPERATIONS.......................................................31
      REFINING AND LEAD SMELTING..............................................33
   Coal.......................................................................35
      ELK VALLEY COAL PARTNERSHIP.............................................35
   COPPER.....................................................................39
      COPPER OPERATIONS.......................................................39
      COPPER PROJECTS.........................................................42
   Gold.......................................................................43
      GOLD OPERATIONS.........................................................43
      GOLD ADVANCED PROJECTS..................................................44
   Exploration................................................................45
   Mineral Reserves and Resources.............................................45
      MINERAL RESERVES:.......................................................47
      MINERAL RESOURCES:......................................................48
   Marketing..................................................................49
      ZINC....................................................................49
      COPPER..................................................................49
      METALLURGICAL COAL......................................................50
   Hedging Program............................................................50
   Environmental HEALTH AND SAFETY............................................51
   Human Resources............................................................52
   Foreign Operations.........................................................52
   Competitive Position.......................................................52
   Risks and Uncertainties....................................................53
      RISKS INHERENT IN THE MINING AND METALS BUSINESS........................53
      COMMODITY PRICE FLUCTUATIONS AND HEDGING................................53
      COMPETITION FOR MINING PROPERTIES.......................................54
      FUTURE MARKET ACCESS....................................................54
      MINERAL RESERVES AND RECOVERY ESTIMATES.................................54
      CURRENCY FLUCTUATIONS...................................................55
      INTEREST RATE RISK......................................................55
      ENVIRONMENT.............................................................55
      ABORIGINAL TITLE CLAIMS.................................................56
      FOREIGN ACTIVITIES......................................................56
      LEGAL PROCEEDINGS.......................................................56

SELECTED FINANCIAL INFORMATION................................................57
   Three-Year Summary.........................................................57
   Dividends..................................................................58

MARKET FOR SECURITIES.........................................................58

DIRECTORS AND OFFICERS........................................................58
   Directors..................................................................58
   Officers...................................................................60
   Ownership by Directors and Officers........................................61

ADDITIONAL INFORMATION........................................................62





NOTE:    ALL CURRENCY REFERENCES ARE TO CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

               CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
               ---------------------------------------------------

This Annual Information Form and the material incorporated by reference therein contain certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties, (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

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

Since 1978, the Articles of the company have been amended on several occasions to provide for various series of preferred shares and other corporate purposes. On January 19, 1988, the Articles were amended to provide for the subdivision of the company's Class A common shares and the Class B subordinate voting shares on a two-for-one basis. On September 12, 2001, the Articles were amended to effect the name change described above and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact "coattail" takeover bid protection in favour of the Class B subordinate voting shares. The new Class A common shares carry the right to 100 votes per share and the Class B subordinate voting shares carry the right to one vote per share. Each new Class A common share is convertible, at any time, into one Class B subordinate voting share. In all other respects the new Class A and Class B subordinate voting shares rank equally. Subject to certain exceptions, if a take-over bid is made in respect of the Class A shares and is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, each outstanding Class B subordinate voting share will be convertible into a new Class A common share if the takeover bid is accepted by holders of a majority of the Class A shares. On November 28, 2003 the Articles were amended to provide for the designation of 790,000 preference shares as "Preference Shares Series 1" and by designating 550,000 preference shares as "Preference Shares Series 2." The Preference Shares Series 1 and 2 were issued in exchange for shares of Teck Cominco Metals having identical terms, as part of a corporate restructuring. Each Series 1 and Series 2 Preferred Share is entitled to cumulative cash dividends and redemption based upon a rate of return index governed by world prices for lead and silver, calculated on an annual basis. The rate of return index to date has been insufficient to trigger any dividend payment or any redemption obligation. Based on foreseeable metal prices, no dividends are expected to be paid on the shares in the future and they are expected to expire in accordance with their terms on March 31, 2006, when the holders are required to surrender the shares for cancellation.

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


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page  1

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



         COMPANY NAME                           JURISDICTION OF INCORPORATION
         -----------------------------------------------------------------------
         Teck Base Metals Ltd.                              Bermuda
         Teck Cominco Metals Ltd.                           Canada
         Teck-Hemlo Inc.                                    Ontario
         Teck Bullmoose Coal Inc.                      British Columbia
         Teck Gold Limited                                  Canada
         Teck-Pogo Inc.                                  Alaska, U.S.A.
         Teck Resources Inc.                            Colorado, U.S.A.
         Teck Cominco Alaska Incorporated                Alaska, U.S.A.
         Teck Cominco American Incorporated            Washington, U.S.A.
         Refineria de Cajamarquilla S.A. (85%)                Peru
         -----------------------------------------------------------------------


                       GENERAL DEVELOPMENT OF THE BUSINESS
                       -----------------------------------


MAJOR HOLDINGS OF THE COMPANY

The company is engaged primarily in the exploration for, and the development and production of, natural resources. The company is a producer of zinc, coal, copper, gold, lead, as well as various specialty metals such as germanium and indium. Certain of Teck Cominco's current zinc operations and assets are owned and managed by its subsidiary, Teck Cominco Metals. The principal mining and processing operations in which the company has an interest as at February 20, 2004 are the following:

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

(iv) the Cajamarquilla zinc refinery, located near Lima, Peru, in which the company owns an 85% interest;


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page  2

(v) the Elkview, Fording River, Coal Mountain and Line Creek metallurgical coal mines, located in southeastern British Columbia, in which the company has an effective 41% indirect interest through the Elk Valley Coal Partnership and the Fording Canadian Coal Trust, and the Greenhills metallurgical coal mine located in southeastern British Columbia, in which the company has an effective indirect 33% interest through the Elk Valley Coal Partnership and the Fording Canadian Coal Trust;

(vi) the Highland Valley copper mine, located near Kamloops, British Columbia, in which the company has a 63.9% partnership interest, and in which the company has agreed to acquire an additional 33.6% interest;

(vii) the Louvicourt copper, zinc mine, located near Val d'Or, Quebec, in which the company has a 25% joint venture interest;

(viii) the David Bell and Williams gold mines, located near Marathon, Ontario, in which the company has a 50% joint venture interest; and

(ix) the Pend Oreille zinc and lead mine located near Metaline Falls, Washington, in which the company has a 100% interest.

The company also has a number of advanced projects, including the Pogo project located in Alaska, U.S.A. in which the company can earn a 40% interest.

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

Operating profits after depreciation for 2001 were $402 million compared with $247 million in the prior year. The majority of this increase related to the consolidation of Cominco for a full year. Operating profit from Trail of $222 million was similar to pro forma operating profit of $229 million for the full year of 2000, with higher profits from power sales offsetting the lower profit from metal sales. Lower zinc prices resulted in an operating profit of $4 million for 2001 at Red Dog compared to pro forma operating profits of $121 million for the full year of 2000 (stated on the basis of full year consolidation). Operating profits from coal operations include a full year of results in both 2000 and 2001 and increased from $16 million in 2000 to $87 million in 2001 as a result of higher prices, a stronger United States


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page  3
dollar and an increase in sales volumes. Operating profit from gold operations declined from $52 million to $35 million during the year as a result of the sale of PacMin Mining Corporation Limited ("PacMin") which owned the Tarmoola and Carosue Dam gold mines.

In the third quarter of 2001, following the merger of the company and Cominco, the company conducted a review of the carrying values of its mineral properties and investments in the light of sustained low metal prices. As a result of the review, the company recorded before tax provisions of $169 million ($122 million after tax) mainly against non-operating mineral properties, but also including investments in exploration stage companies.

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

Other major investments in 2001 included ongoing construction of the Pend Oreille mine in Washington State ($23 million) and feasibility study costs, including working capital, on the Pogo project in Alaska. Major expenditures on existing facilities included the completion of the mill optimization project at the Red Dog mine which totalled $62 million in the year, $14 million relating to the expansion of the Elkview coal mine and ongoing capital expenditures at the Trail refinery of $55 million.

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


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page  4

2002

Net earnings for the year ended December 31, 2002 were $30 million, or $0.15 per share, compared with a loss of $21 million or $0.17 per share in 2001. The loss in 2001 was due to the recording of asset valuation writedowns of $122 million on an after-tax basis. Net earnings before the writedowns were $101 million or $0.69 per share in 2001. The comparability of these results is also affected by the acquisition in July of 2001of the remaining fifty per cent of Cominco that the company did not already own. The minority shareholders' share in the earnings of Cominco in the first half of 2001 was $48 million.

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

Operating profits after depreciation for the year were $183 million compared with $402 million in the prior year. The majority of this decrease relates to lower profits from third party power sales, which declined from $302 million to $5 million. Partly offsetting this was a higher contribution from the Trail refinery, which had curtailed production in the first half of 2002 and suspended operations for three months in 2001 in order to deliver power into North American markets. Also affecting operating profit at Trail were weaker markets for many of the company's specialty metals such as germanium. Overall operating profit from Trail was $23 million compared with $222 million in 2001. Lower zinc prices resulted in an operating loss of $28 million for the year at Red Dog compared to an operating profit of $4 million in the prior year. Sales volumes of zinc concentrates increased by 10% to 586,000 tonnes in the year. Operating profit from gold operations declined from $35 million to $20 million during the year due to reduced production as a result of ground control problems and the November 2001 sale of the company's interest in PacMin, despite higher gold prices during the year. Operating profit from coal operations increased from $87 million in 2001 to $116 million in 2002 as a result of higher prices with similar sales volumes.

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

Major investments included completion of the funding of the Antamina project ($26 million), ongoing construction of the Pend Oreille mine in Washington State ($33 million), and upgrades to power generation assets at the Waneta Dam ($35 million). The latter two projects continued into 2003.

2002 year-end working capital was $635 million, including cash of $91 million compared with working capital of $609 million and cash of $101 million at the end of 2001. Net long term debt excluding the 3% Inco Exchangeable Debentures, was $868 million compared to $864 million at the beginning of the year. Net debt to net debt plus equity was 26% atDecember 31, 2003.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page  5

2003

Net earnings for the year ended December 31, 2003 were $149 million including a gain of $41 million on the sale of the Los Filos gold property, compared with $30 million in 2002. Net earnings before the Los Filos gain were $108 million, due mainly to higher zinc, copper and gold prices, which rose significantly during the fourth quarter of 2003 partially offsetting the effect of higher prices was a weaker US dollar.

Operating profits after depreciation for the year were $305 million compared with $183 million in 2002. The increase was largely due to sharply higher operating profits at Red Dog due to higher zinc and lead prices and lower treatment and refining charges, increased contributions from Highland Valley Copper and Hemlo Gold operations due to higher metal prices, and the inclusion of $26 million in operating profits from Antamina, which was proportionately consolidated commencing July 1, 2003. Operating profits of $50 million at Red Dog were up significantly from a loss of $28 million in 2002, on similar sales volumes. Substantially all of Red Dog's lead concentrate production was sold in the fourth quarter of 2004 to take advantage of higher prices and lower treatment charges.

Realized zinc and copper prices averaged US$0.38 and US$0.85 per pound respectively compared with US$0.35 and US$0.71 per pound in 2002. Gold prices continued to increase during the year, with an average realized price of US$359 per ounce, up from US$314 per ounce in 2002. Partially offsetting the effect of higher metal prices were lower coal prices, which declined from an average of US$44 per tonne to US$43 per tonne in 2003 and the weaker U.S. dollar.

Cash flow from operations, before changes in non-cash working capital items, was $338 million compared to $201 million in 2002, primarily as a result of higher operating profits.

In February 2003, the company completed its acquisition of an interest in the Elk Valley Coal Partnership (see "Significant Acquisitions and Dispositions - Coal Partnership" below).

In April 2003, the Bullmoose metallurgical coal mine closed after exhausting its coal reserves following twenty years of operation.

The company had provided the lenders of senior debt financing of the Antamina mine with a guarantee of its 22.5% share of project debt. Effective July 1, 2003, the project debt became non recourse to the project sponsors, when certain completion tests were met. Completion resulted in the removal of certain voting restrictions imposed on the company in relation to the management of Antamina. Consequently, the company began to proportionately consolidate its investment in Antamina effective July 1, 2003.

Capital expenditures in 2003 were $162 million, including development expenditures of $45 million in respect of the Pend Oreille project.

2003 year end working capital was $541 million, including cash of $96 million compared with working capital of $635 million and cash of $91 million at the end of 2002. Net debt, excluding the Inco Exchangeable Debentures, was $1.01 billion compared to $868 million at the end of 2001. Net debt to net debt plus equity was 29% at year end.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page  6

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS


COAL PARTNERSHIP

On January 12, 2003, the company entered into an agreement with Fording Inc. ("Fording"), Westshore Terminals Income Fund, Sherritt International Corporation, and the Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and the company in the Elk Valley Coal Partnership (the "Coal Partnership"). The company contributed its Elkview mine and $125 million in cash to obtain an initial 35% interest in the Coal Partnership. This interest may be increased to 40% should the Coal Partnership meet certain earnings and efficiency targets by March 31, 2007. The company also paid $150 million for a 9.1% interest in the Fording Canadian Coal Trust ("FCCT"), formed by the reorganisation of Fording into an income trust. FCCT owns the remainder of the Coal Partnership and certain other assets, through its wholly-owned subsidiary Fording. Through its direct interest in the Coal Partnership and its interest in FCCT, the company has an effective 41% ownership interest in the Coal Partnership, which could increase to 46% should the Coal Partnership meet certain earnings and efficiency targets by March 31, 2007.


LOS FILOS

In October, 2003 the company sold its interest in the Los Filos gold property in Mexico for US$48.4 million in cash, recording an after tax gain of $41 million. The company retained its 78.8% interest in the nearby El Limon property.


LENNARD SHELF

In November, 2003 the company completed the acquisition of the Lennard Shelf zinc mines in the Kimberley region of Western Australia for A$26 million plus taxes and transaction costs. Prior to the acquisition, the Lennard Shelf operations were placed on care and maintenance by the vendor. Studies are underway to determine the feasibility of reopening the Lennard Shelf mines, including a detailed review of reserves and resources and the development of an exploration program to further define and expand resources and reserves. A decision to restart the Lennard Shelf mines will depend on the outcome of this program, as well as on zinc market conditions and exchange rates.


HIGHLAND VALLEY COPPER

On January 29, 2004 the company announced that it had given notice of exercise of its right of first refusal in respect of the proposed sale of the 33.57% interest of Rio Algom Limited in the Highland Valley Copper partnership for US$73 million in cash. Completion of the transaction is subject to negotiation and settlement of a definitive purchase agreement and certain other customary conditions. The company will be entitled to distributions in respect of the purchased interest made after January 3, 2004. On completion of the transaction, the company will hold a direct and indirect 97.5% interest in Highland Valley Copper.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page  7

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL POSITION AND OPERATING RESULTS
                   -------------------------------------------

THIS DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT FEBRUARY 20, 2004, AND SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2003. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS OR TO COMINCO REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.


FINANCIAL SUMMARY

Net earnings for the year ended December 31, 2003 were $149 million, or $0.79 per share, compared with net earnings of $30 million or $0.15 per share in 2002 and a loss of $21 million in 2001.

Net earnings in 2003 included an after-tax gain of $41 million on the sale of the Los Filos gold property. Net earnings before the gain were $108 million, substantially higher than 2002 due mainly to higher zinc, lead, copper and gold prices, which rose significantly in the fourth quarter of 2003. The weaker U.S. dollar partially offset the effect of higher metal prices. The company's realized Canadian/U.S. dollar exchange rate including hedging gains was 1.45 in 2003 compared with 1.57 in 2002.

The loss in 2001 was due to the recording of asset valuation writedowns of $122 million on an after-tax basis. Net earnings before the writedowns were $101 million in 2001, with significant earnings from power sales in the year as a result of unusually high power prices. Metal prices in 2001 were generally higher compared with 2002 and lower compared with 2003.

Cash flow from operations, before changes to non-cash working capital items, was $338 million compared with $201 million in 2002 and $418 million in 2001. The higher cash flow in 2003 compared with 2002 was due mainly to higher operating profits as a result of stronger metal prices. Cash flow in 2001 was higher than 2002 because of significant profits from power sales at Trail, which generated 55% of the company's total operating profit.

The company increased its debt position by $255 million in the first quarter of 2003 when it acquired a 35% interest in the Elk Valley Coal Partnership and a 9.1% interest in the Fording Canadian Coal Trust. In July 2003 the company began consolidating its $360 million share of Antamina's project debt. Despite these debt increases, the company's net debt (total debt less cash) at December 31, 2003, excluding the Inco Exchangeable debentures, was $1.01 billion, an increase of $139 million from the beginning of the year. Total debt was reduced by $277 million through repayments and a further $218 million from the effect of a weaker U.S. dollar on U.S. dollar denominated debt.

At December 31, 2003, net debt of $1.01 billion was 29% of net debt plus equity compared with net debt of $868 million or 26% of net debt plus equity at the end of 2002.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page  8

--------------------------------------------------------------------------------
FINANCIAL DATA
($  millions, except per share data)            2003          2002        2001
--------------------------------------------------------------------------------

EARNINGS AND CASH FLOW
    Revenue                                   $2,410        $2,187      $2,379
    Operating profit (after depreciation)     $  305        $  183      $  402
    Earnings before unusual items             $  108        $   30      $  101
    Net earnings (loss)                       $  149        $   30      $  (21)
    Cash flow from operations                 $  338        $  201      $  418
    Earnings (loss) per share                 $ 0.79        $ 0.15      $(0.17)
    Diluted earnings (loss) per share         $ 0.76        $ 0.15      $(0.17)
    Dividends per share                       $ 0.20        $ 0.20      $ 0.20
    Capital expenditures                      $  162        $  187      $ 346
    Investments                               $  297        $   18      $ 313

BALANCE SHEET
    Total assets                              $5,267        $4,958      $5,133
    Long-term debt                            $1,045        $  933      $1,005
    Shareholders' equity                      $2,505        $2,520      $2,540
    Net debt to net debt plus equity              29%           26%         25%
    Shares outstanding (millions)              186.5         184.5       184.5
--------------------------------------------------------------------------------


OPERATIONS

Teck Cominco is the managing partner of the Elk Valley Coal Partnership, formed in 2003, which operates six metallurgical coal mines in Western Canada.

In base metal mining, Teck Cominco operates the Red Dog zinc mine under an agreement with an Alaskan native corporation, the Highland Valley Copper mine in British Columbia, and has a 22.5% joint venture interest in the Antamina copper, zinc mine in Peru. It also completed construction of the Pend Oreille zinc mine in Washington State, with production commencing in early 2004.

In gold, Teck Cominco holds a 50% joint venture interest in two mines in the Hemlo camp in Ontario and is developing the Pogo deposit in Alaska in a joint venture with the Sumitomo Group.

In refining, the company operates the wholly-owned Trail metallurgical complex in British Columbia as well as the 85%-owned Cajamarquilla zinc refinery in Peru.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page  9

The table below shows Teck Cominco's share of production of its principal products for the last five years, and planned production for 2004.

FIVE-YEAR PRODUCTION RECORD AND 2004 PLAN (COMPANY'S SHARE)
-------------------------------------------------------------------------------------------------------------------
                                    Units                                                                      2004
                                   (000's)          1999        2000      2001       2002        2003          PLAN
-------------------------------------------------------------------------------------------------------------------
SMELTER AND REFINERIES
   Zinc                             tonnes           411         394       290        362         412           425
   Lead                             tonnes            76          91        55         81          88            82

MINE OPERATIONS
   Metallurgical coal (Note 3)      tonnes         3,439       4,926     6,671      6,889       8,662        10,000
   Zinc                             tonnes           765         763       731        714         665           670
   Lead                             tonnes           164         151       158        126         125           120
   Copper                           tonnes           142         176       150        202         176           250
   Gold                             ounces           542         503       553        285         281           280

NOTES:
(1) NUMBERS PRIOR TO THE FOURTH QUARTER OF 2000 ARE PRO FORMA NUMBERS WITH RESULTS OF COMINCO CONSOLIDATED FOR COMPARATIVE PURPOSES.
(2) PRODUCTION DATA FOR BASE METALS OF MINE OPERATIONS REFER TO METALS CONTAINED IN CONCENTRATE.
(3) COAL PRODUCTION FROM MARCH 1, 2003 REPRESENTS A 41% EFFECTIVE INTEREST COMPRISING TECK COMINCO'S 35% DIRECT INTEREST IN THE ELK VALLEY COAL PARTNERSHIP PLUS ITS 6% INDIRECT INTEREST THROUGH ITS INVESTMENT IN THE FORDING CANADIAN COAL TRUST.


COAL OPERATIONS


ELK VALLEY COAL PARTNERSHIP (41%)

The consolidation of all of Canada's operating metallurgical coal mines into the Elk Valley Coal Partnership was completed on February 28, 2003. Teck Cominco directly owns 35% of the Coal Partnership and a further 6% effective interest through its investment in the Fording Canadian Coal Trust. Teck Cominco is the managing partner of the partnership.

The company has the right to earn up to an additional 5% interest in the Coal Partnership, bringing its direct interest to 40%, to the extent that operating synergies realized by the Coal Partnership and distributable cash generated by the Elkview mine are in excess of certain target levels during the four-year period from April 2003 to March 2007. The company's interest will increase by 0.1% for each $1 million of the excess amount. The company's additional entitlement, if any, will be calculated by an independent engineering firm following the end of each coal year ending March 31. The first such calculation will be made in the second quarter of 2004.

An early objective of the Coal Partnership was to develop an integrated production plan for the six operating mines. Increasing demand for coal, in conjunction with improved efficiencies at all sites, led to higher production and sales than planned in the first ten months of operation.

The company's share of coal sales from the Coal Partnership and Elkview was 8.2 million tonnes in 2003, almost 50% higher than Elkview's 2002 coal sales. The higher sales compensated for the effects of the lower coal price and the weaker U.S. dollar compared with 2002. Operating profit of $95 million in 2003


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 10
was lower than $116 million in 2002, mainly as a result of the closure of the Bullmoose mine, which contributed $24 million in 2002.

Production and sales in 2004 are expected to be approximately 25 million tonnes on a 100% basis for the Coal Partnership. Operating costs are expected to improve from operating efficiencies and synergies. Problems with rail service which arose towards the end of the fourth quarter, however, are expected to adversely affect sales and transportation costs in the first quarter of 2004.

In December 2003, the company announced that the average coal price received by the Coal Partnership is expected to be US$51 per tonne for the coal year commencing April 1, 2004, up approximately 20% from the previous coal year.

COAL OPERATIONS, B.C., CANADA

-------------------------------------------------------------------------------------------------------------------
                                                                                                   Q1         Q2-Q4
                                                1999        2000         2001       2002         2003          2003
-------------------------------------------------------------------------------------------------------------------
Coal production (000's tonnes)
   Elk Valley Coal (41%)                          --          --           --         --          676         6,870
   Elkview (100%)                              2,693       4,063        5,517      5,547          824            --
   Bullmoose (61%)                               746         863        1,154      1,342          292            --
Coal sales - company's share (000's tonnes)    3,531       4,923        6,554      6,859        1,500         8,497
Average sale price (US$/tonne)                    36          35           41         45           44            43
Average sale price (Cdn$/tonne)                   54          52           63         70           65            62
Cost of sales (Cdn$/tonne)                        55          49           50         53           53            51
Capital expenditures                               1          21           14         11            1             4
Company's share of operating profit ($ millions)  (4)         16           87        116           18            77

NOTE: COAL PRODUCTION FROM THE ELK VALLEY COAL PARTNERSHIP INCLUDES THE COMPANY'S 35% DIRECT INTEREST PLUS ITS 6% INDIRECT INTEREST THROUGH ITS INVESTMENT IN THE FORDING CANADIAN COAL TRUST.


ZINC MINING


RED DOG (100%)

The Red Dog mine in northwest Alaska is the largest producer of zinc concentrate in the world and is operated by Teck Cominco under an agreement with NANA Regional Corporation, Inc., an Alaskan native corporation.

The mine achieved improvements in operational efficiency during 2003 and full time manpower declined from 411 to 365 employees by year-end.

The mine had a major turnaround in profitability in 2003, recording an operating profit of $50 million, primarily as a result of significantly higher zinc and lead prices and lower treatment charges. All of the year's profit was earned in the fourth quarter, when zinc and lead prices rose sharply and over 60% of the year's lead concentrate was sold.

Zinc production in 2004 is expected to be similar to 2003, with similar mill throughput, grades and recoveries. Lead production is expected to be approximately 10% lower compared with 2003, as ore grades and recovery rates are expected to decrease. Mine operating costs are expected to be slightly lower.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 11

RED DOG MINE, ALASKA, USA
-------------------------------------------------------------------------------------------------------------------
100%                                         1999             2000             2001              2002          2003
-------------------------------------------------------------------------------------------------------------------
Tonnes mined (000's)                        5,220            6,591            7,294             7,257         6,450
Tonnes milled (000's)                       2,978            3,045            3,211             3,166         3,154
Zinc grade (%)                               20.8             21.0             19.9              21.1          21.7
Lead grade (%)                                5.2              4.7              5.1               5.4           6.2
Zinc recovery (%)                            84.0             83.1             80.9              85.1          84.6
Lead recovery (%)                            59.1             57.9             59.0              60.2          63.8
Zinc production (000's tonnes)              520.7            531.2            517.7             578.4         579.3
Lead production (000's tonnes)               88.9             83.0             95.3             107.9         124.9
Zinc sales (000's tonnes)                   426.6            469.8            531.7             586.3         566.5
Lead sales (000's tonnes)                    74.2            102.5             83.1             113.0         124.4
Capital expenditures ($ millions)               9              109               74                16             7
Operating profit (loss) ($ millions)          117              121                4               (28)           50

NOTE: NUMBERS PRIOR TO THE FOURTH QUARTER OF 2000 ARE PRO FORMA NUMBERS WITH RESULTS OF COMINCO CONSOLIDATED FOR COMPARATIVE PURPOSES.


PEND OREILLE PROJECT (100%)

Construction of the Pend Oreille mine located in northeastern Washington State was completed, on time and on budget, at the end of 2003 at a cost of US$74 million. Production began in early 2004 and the mine is expected to attain an annual production rate of 83,000 tonnes of zinc concentrate and 15,000 tonnes of lead concentrate. This underground room and pillar operation is expected to produce concentrates to feed the Trail smelter for a period of eight years.


COPPER


ANTAMINA (22.5%)

The Antamina mine, owned through Compania Minera Antamina S.A., is a joint venture between Teck Cominco (22.5%), BHP Billiton (33.75%), Noranda (33.75%) and Mitsubishi (10%). Located in the Peruvian Andes at an elevation over 4,000 metres, the mine completed its second full year of production in 2003.

During the year, the hourly workforce was organized by the Peruvian National Mining Union and a union local was established. The company and the union negotiated a three-year collective agreement in November, retroactive to July 1, 2003.

During 2003, mine production continued to be affected by the slower than expected removal of lake sediments at the bottom of the main pit. The time and complexity of safely removing the remaining 2.5 million tonnes of mud overlaying this area required the mine plan to be modified and lower grade portions of the orebody to be mined and processed during the year. As a result, copper production decreased by 24% from 2002, while zinc production increased by 57%.

The company began consolidating the results of Antamina in the third quarter of 2003 and recorded an operating profit, before interest and taxes, of $26 million in the last two quarters compared with equity


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 12
earnings of $10 million in the first half of the year. These results were higher than the equity earnings from the mine of $17 million in 2002, due mainly to higher copper and zinc prices.

The 2004 mining plan assumes the removal of lake sediments to be completed in June, and projects copper-only ore to be 50% of total mill feed in the first quarter, improving to average over 60% for the year. Production in 2004 is expected to be approximately 40% higher for copper and approximately 50% lower for zinc compared with 2003 production levels. Total mine operating costs in 2004 are expected to increase by approximately 4%.

The Antamina orebody is highly variable and is currently described by more than six different ore classifications. Since mill start-up in June 2001, Antamina has experienced difficulty in predicting the distribution of ore types that affect production, recoveries and concentrate quality, and in reconciling production tonnage and grades to the reserve model. In order to enhance the predictive ability of the current reserve model and to facilitate better short and long-term mine planning, Antamina is undertaking 112,000 metres of infill drilling and drilling at depth, at a cost of US$14 million. This drill program and associated analyses are expected to be completed in the first half of 2005. Results will be reviewed periodically during the course of the program and, as warranted, will be incorporated in reserve and resource estimates for the deposit.

ANTAMINA MINE, ANCASH, PERU

----------------------------------------------------------------------------
100%                                              2002             2003
----------------------------------------------------------------------------

Tonnes mined (000's)                           127,037          112,291
Tonnes milled (000's)                           26,748           26,412
Copper grade (%)                                  1.37             1.19
Zinc grade (%)                                    1.19             1.86
Copper recovery (%)                               88.1             80.9
Zinc recovery (%)                                 82.7             78.9
Copper production (000's tonnes)                 330.7            252.4
Zinc production (000's tonnes)                   230.7            362.7
Copper sales (000's tonnes)                      350.0            260.8
Zinc sales (000's tonnes)                        250.6            349.7
Capital expenditures ($ millions)                   78               51
22.5% Operating profit ($ millions)                 --               26
Equity earnings (22.5%)                             17               10
----------------------------------------------------------------------------


HIGHLAND VALLEY COPPER (63.9%)

The Highland Valley Copper mine located south of Kamloops, British Columbia, was owned 63.9% by Teck Cominco, 33.6% by BHP Billiton, and 2.5% by other investors during 2003. The mine is the largest copper mine in Canada and is one of the largest tonnage mining and milling operations in the world.

The company's share of operating profit of $56 million in 2003 was significantly higher than the $35 million in 2002 due mainly to higher copper prices, despite a 6% reduction in sales. Also contributing to higher profits was molybdenum production of 7.3 million pounds compared with 5.4 million pounds the previous year, and an average molybdenum price of US$5.30 per pound compared with US$3.75 per pound in 2002.

Planned 2004 copper production is similar to the 2003 level, while molybdenum production is expected to be 6.6 million pounds, down 9% from 2003 due to lower ore grades. Operating costs are budgeted to be 6% higher in 2004 compared to 2003.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 13

In January 2004, following several months of negotiations, the unionized workers at the mine voted to accept a three-year contract which is retroactive to October 1, 2003.

Subject to completion of the announced acquisition of a 33.6% interest from BHP Billiton expected in the first quarter, the company's ownership of the mine will increase to 97.5% with effect from January 3, 2004.


HIGHLAND VALLEY COPPER MINE, B.C., CANADA

-------------------------------------------------------------------------------------------------------------------
100%                                         1999             2000             2001              2002          2003
-------------------------------------------------------------------------------------------------------------------
Tonnes mined (000's)                       57,303           85,012           78,886            75,982        67,494
Tonnes milled (000's)                      30,165           49,694           48,892            49,868        49,030
Copper grade (%)                            0.405            0.426            0.427             0.410         0.393
Copper recovery (%)                          89.8             90.1             89.4              88.7          88.5
Copper production (000's tonnes)            109.5            190.7            186.6             181.3         170.4
Copper sales (000's tonnes)                 127.0            163.6            209.3             179.7         168.7
Molybdenum production (million lbs.)          3.1              4.4              4.1               5.4           7.3
Capital expenditures ($ millions)               2               24               25                 8             7
63.9% Operating profit ($ millions)            11               47               42                35            56

NOTE: NUMBERS PRIOR TO THE FOURTH QUARTER OF 2000 ARE PRO FORMA NUMBERS WITH RESULTS OF COMINCO CONSOLIDATED FOR COMPARATIVE PURPOSES.


LOUVICOURT MINE (25%)

The Louvicourt copper, zinc mine (Teck Cominco 25%) is a joint venture with Aur Resources Inc. (30%) and Novicourt Inc. (45%). The mine produced concentrates containing 39,000 tonnes of copper and 18,000 tonnes of zinc in 2003, and is expected to shut down in the second half of 2005 after ore reserves are mined out.


GOLD


HEMLO MINES (50%)

Teck Cominco and Barrick Gold Corporation jointly own and operate the Williams and David Bell gold mines in the Hemlo area of Ontario.

The underground workforce at the Williams mine was reorganized in the fourth quarter of 2003 to increase efficiency and to reduce manpower requirements. The construction of a 5,000-tonne per day paste backfill plant was completed in April 2003 and the plant was successfully commissioned to design capacity.

Underground access to some of the high grade stopes at the David Bell mine was restricted due to ground control problems. Measures were implemented to increase production. In May 2003, the workforce was reduced by 10% through a voluntary severance program.

Operating profit of $31 million in 2003 was higher than 2002 due to significantly higher U.S. dollar gold prices. Some of the impact of a weaker U.S. dollar was offset by gains from the company's hedge position.

Gold production in 2004 is expected to stay at the same level as 2003. Operating costs are expected to be similar to 2003 as some cost increases are expected to be offset by workforce reductions.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 14

HEMLO MINES, ONTARIO, CANADA
-------------------------------------------------------------------------------------------------------------------
100%                                         1999             2000             2001              2002          2003
-------------------------------------------------------------------------------------------------------------------
Tonnes milled (000's)                       2,876            2,945            3,493             3,458         3,576
Tonnes per day                              7,880            8,047            9,569             9,475         9,797
Grade (g/t)                                   6.6              6.5              5.7               5.1           4.9
Mill recovery (%)                            94.9             94.6             93.2              94.7          95.0
Production (000's ozs)                        610              610              615               538           536
Capital expenditures ($ millions)              14               14               18                20            28
Cash operating cost per oz (US$)              196              188              187               222           239
Company's share (50%) of operating
    profit ($ millions)                        33               31               29                20            31



POGO PROJECT

Teck Cominco has the right to earn a 40% interest in the Pogo gold property in Alaska, under an agreement with the Sumitomo Group. The property hosts a high-grade gold deposit and construction is planned for a 2,500-tonne per day underground mine and mill.

On September 19, 2003, a Final Environmental Impact Statement was issued by the U.S. EPA. The public consultation process during the EIS development showed strong local support for the project. The State of Alaska also provided its support for the project by issuing all the key State permits required in December 2003. The only major remaining permit required is the National Pollution Discharge Elimination System permit, which is expected to be issued by the EPA in the first quarter of 2004. The project feasibility study is being updated and a formal production decision is expected to be made following the issue of this permit.


ZINC REFINING


TRAIL SMELTER AND REFINERIES (100%)

The metallurgical operations at Trail, B.C. constitute one of the world's largest fully integrated zinc and lead smelting and refining operations, with power generation facilities at the nearby Waneta Dam.

Refined zinc production was 283,100 tonnes, after reducing zinc production to increase power sales during December. Without this reduction, Trail Operations would have realized its best-ever year of refined zinc production, exceeding the previous record of 288,700 tonnes in 1999.

An explosion occurred inside the Kivcet lead furnace at the Trail operations on February 2, 2004 but did not result in any injuries to employees. After a preliminary inspection, furnace and boiler system repairs are estimated to be completed in the second half of March. Zinc production will be unaffected by this incident.

Zinc production in 2004 is planned to be 295,000 tonnes, while lead production is expected to be adversely affected by the February incident.

Profitability of Trail metal operations continues to be affected by declining treatment charges and by the effect of a weaker U.S. dollar on its sales revenues. The rising zinc price offsets these negative impacts.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 15

TRAIL SMELTER AND REFINERIES, B.C., CANADA
-------------------------------------------------------------------------------------------------------------------
100%                                         1999             2000             2001              2002          2003
-------------------------------------------------------------------------------------------------------------------
Zinc production (tonnes)                  288,700          272,900          168,100           269,000       283,100
Lead production (tonnes)                   75,700           91,300           55,200            80,700        87,800
Zinc sales (tonnes)                       287,300          274,900          156,000           275,300       288,400
Lead sales (tonnes)                        77,000           90,600           45,900            78,400        83,700
Capital expenditures ($ millions)              49               42               55                65            40
Surplus power sold (gigawatt hrs)             674              698            1,159               683           769
Power price (C$/megawatt hr)                   35              236              269                37            51
Operating profit ($ millions)
   Metal operations                            55               75             (72)                17             2
   Power sales                                 16              154              294                 6            26

NOTE: NUMBERS PRIOR TO THE FOURTH QUARTER OF 2000 ARE PRO FORMA NUMBERS WITH RESULTS OF COMINCO LTD. CONSOLIDATED FOR COMPARATIVE PURPOSES.


TRAIL POWER (100%)

Teck Cominco owns the Waneta hydroelectric dam, located ten kilometres south of Trail, close to the border with the United States. The company also owns a 15-kilometre transmission line from Waneta to the United States power distribution system. The Waneta dam is one of several hydroelectric generating plants in the region. The operation of these plants is coordinated through contractual arrangements under which the company receives approximately 2,690 GW.h of power per year, even during low water years.

The year saw the continuation of a $41 million project to upgrade three of the generating units at the Waneta dam. Work on the second of the three units was completed during the year. An additional $40-million modernization of the company's transmission system has largely been completed in 2003.

Operating profit of $26 million was significantly higher than the $6 million in 2002 due to a 13% increase in sales volume and a 38% increase in power price.

Power sales to third parties in 2004 are expected to increase by 17% over 2003.


CAJAMARQUILLA REFINERY (85%)

The Cajamarquilla refinery near Lima, Peru is one of the lowest cost facilities of its type in the world. It is owned by Teck Cominco (85%), Marubeni (14%) and employees (1%).

Production and operating profit in 2002 were adversely affected by a three-month market related shutdown. In 2003, the refinery achieved record production and sales, as well as record zinc and silver recovery rates, resulting in a higher operating profit of $18 million.

Production in 2004 is planned to be 130,000 tonnes of zinc at slightly reduced operating costs.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 16

CAJAMARQUILLA REFINERY, LIMA, PERU
-------------------------------------------------------------------------------------------------------------------
100%                                         1999             2000             2001              2002          2003
-------------------------------------------------------------------------------------------------------------------
Zinc production (tonnes)                  122,400          121,400          122,100            92,900       129,100
Zinc sales (tonnes)                       123,500          120,100          122,300            98,000       130,500
Capital  expenditures ($ millions)             25               16               20                10             4
100% Operating profit ($ millions)             31               36               22                12            18

NOTE: NUMBERS PRIOR TO THE FOURTH QUARTER OF 2000 ARE PRO FORMA NUMBERS WITH RESULTS OF COMINCO LTD. CONSOLIDATED FOR COMPARATIVE PURPOSES.



FINANCIAL REVIEW


REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for each operation on production and sales as well as revenues and operating profits are presented in the appended tables. Realized commodity prices and the realized Canadian/U.S. dollar exchange rate are presented in the table below.

Revenues from operations were $2.4 billion compared with $2.2 billion in 2002 and $2.4 billion in 2001. Major increases over 2002 included $84 million from coal operations and $100 million from the consolidation of the company's share of revenues from Antamina in the second half of the year. The increase in coal revenues was due to higher coal sales as a result of the formation of the Elk Valley Coal Partnership, offset partially by lower coal prices and a weaker U.S. dollar. Revenues from zinc operations were similar to a year ago, as increased sales and higher zinc prices at the refinery operations were largely offset by the closure of the Polaris mine in the fall of 2002. Gold revenues were also similar in 2003 and 2002, with steady sales volume and the effect of a stronger gold price offset by the weaker U.S. dollar.

Revenues in 2002 were lower than 2001, due to lower revenues from the Cajamarquilla zinc refinery which had a three-month shutdown in 2002, a reduction of $34 million from the Sullivan mine which closed in December 2001, and a $93 million decrease from gold operations resulting from the sale of two Australian gold mines in October 2001.

--------------------------------------------------------------------------------
REALIZED METAL PRICES AND EXCHANGE RATE
(after the effect of hedging)                2003         2002          2001
--------------------------------------------------------------------------------

Zinc (US$/pound)                              0.38        0.35          0.40
Copper (US$/pound)                            0.85        0.71          0.73
Lead (US$/pound)                              0.26        0.20          0.22
Gold (US$/ounce)                               359         314           282
Coal (US$/tonne)                                43          44            40
Canadian/U.S. exchange rate
  (US$1 = Cdn$)                               1.45        1.57          1.55
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 17

COSTS AND EXPENSES

General, administration and marketing expense of $54 million in 2003 was similar to the previous year's expense of $53 million. Administration expense in 2002 decreased from $58 million in 2001 due mainly to reduced overhead costs following the merger with Cominco.

Interest expense was $69 million in 2003 and increased by only $2 million compared with the previous year, despite an increase of $255 million in debt in the first quarter on the formation of the Elk Valley Coal Partnership and the consolidation of the company's share of the Antamina senior project debt of $360 million in the third quarter. Increased interest expense from the higher debt balance was largely offset by the effect of lower interest rates and a weaker U.S. dollar on the U.S. dollar interest payments, as well as a gain of $8 million from an interest rate swap, which was $3 million higher than the year before. Interest expense of $67 million in 2002 was lower than the 2001 expense of $77 million mainly as a result of lower interest rates.

Exploration expense was $30 million in 2003, down from $34 million in 2002. Exploration expenditures in 2003 included $17 million or 55% of total expenditures on gold and copper projects, $8 million on zinc and poly-metallic projects and $5 million on diamond projects. Of the total expenditures of $30 million, approximately 23% was spent in Canada, 18% in Mexico, and 10% in each of the United States, Peru and Australia.

The 2001 exploration expense of $59 million was significantly higher because the amount comprised expenditures on exploration programs in the two companies prior to the merger. Following the merger with Cominco, the exploration program was reorganized resulting in major reductions in 2002.

Major items included in other income and expense in 2003 were $10 million of income from the Fording Canadian Coal Trust, $20 million of insurance proceeds relating to settlements for claims on historical insurance polices, and a provision of $21 million relating to a proposed environmental study at Lake Roosevelt.

Income tax expense of $44 million in 2003 relating to earnings of $142 million before the gain on the sale of the Los Filos property represents a 31% composite tax rate for the company's income from various jurisdictions. This composite tax rate is significantly lower than the Canadian statutory tax rate of 42% due to the lower tax rates applied on income earned in foreign jurisdictions.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 18

-------------------------------------------------------------------------------------------------------------------
PRODUCTION AND SALES STATISTICS
-------------------------------------------------------------------------------------------------------------------
                                                                 PRODUCTION                           SALES
YEARS ENDED DECEMBER 31                                2003       2002      2001            2003      2002     2001
-------------------------------------------------------------------------------------------------------------------
REFINED METALS

ZINC                     Trail                          283        269       168             288       275      156
(THOUSAND TONNES)        Cajamarquilla                  129         93       122             131        98      122
-------------------------------------------------------------------------------------------------------------------
                                                        412        362       290             419       373      278

LEAD                     Trail                           88         81        55              84        78       46
(THOUSAND TONNES)

SURPLUS POWER (GW.H)     Trail                                                               769       683    1,159

MINE OPERATIONS

ZINC                     Red Dog                        579        578       518             567       586      532
(THOUSAND TONNES)        Antamina                        82         52        13              79        56        7
                         Polaris                         --         79       123              32       106      129
                         Louvicourt                       4          5         4               4         5        4
                         Sullivan                        --         --        73              --        --       48
-------------------------------------------------------------------------------------------------------------------
                                                        665        714       731             682       753      720

COPPER                   Highland Valley                109        116       119             108       115      134
(THOUSAND TONNES)        Antamina                        57         75        18              59        79       20
                         Louvicourt                      10         11        13              10        11       13
-------------------------------------------------------------------------------------------------------------------
                                                        176        202       150             177       205      167

LEAD                     Red Dog                        125        108        95             124       113       83
(THOUSAND TONNES)        Polaris                         --         18        31               7        28       31
                         Sullivan                        --         --        32              --        --       24
-------------------------------------------------------------------------------------------------------------------
                                                        125        126       158             131       141      138

GOLD                     Hemlo                          268        269       308             268       269      308
(THOUSAND OUNCES)        Tarmoola                        --         --       143              --        --      143
                         Carosue Dam                     --         --        85              --        --       85
                         Other                           13         16        17              13        16       17
-------------------------------------------------------------------------------------------------------------------
                                                        281        285       553             281       285      553

COAL                     Elk Valley Coal Partnership  6,443         --        --           7,254        --       --
(THOUSAND TONNES)        Elkview                        824      5,547     5,517             967     5,517    5,399
                         Bullmoose                      292      1,342     1,154             533     1,100    1,154
-------------------------------------------------------------------------------------------------------------------
                                                      7,559      6,889     6,671           8,754     6,617    6,553

NOTES:
(1)  THE ABOVE PRODUCTION AND SALES VOLUMES REFER TO THE COMPANY'S SHARE.
(2) RESULTS OF THE ELK VALLEY COAL PARTNERSHIP REPRESENT THE COMPANY'S 35% DIRECT INTEREST IN THE PARTNERSHIP FOR THE TEN MONTHS COMMENCING MARCH 1, 2003. ELKVIEW'S RESULTS IN 2003 REPRESENT TWO MONTHS OF OPERATION ENDED FEBRUARY 28, 2003. THE BULLMOOSE MINE WAS SHUT DOWN AT THE END OF MARCH 2003.
(3) PRODUCTION AND SALES VOLUMES OF BASE METAL MINES REFER TO METALS CONTAINED IN CONCENTRATE.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 19

-------------------------------------------------------------------------------------------------------------------
SEGMENTED REVENUE AND OPERATING PROFIT AFTER DEPRECIATION
-------------------------------------------------------------------------------------------------------------------
                                                                                                  DEPRECIATION
                                         OPERATING PROFIT                  REVENUE              AND AMORTIZATION
($ in millions)                       2003     2002    2001        2003     2002     2001      2003     2002   2001
-------------------------------------------------------------------------------------------------------------------
ZINC      Trail
            (including power sales)  $  28    $  23    $222     $   800   $   769 $   785      $ 42     $ 38   $ 31
          Cajamarquilla                 18       12      22         182      145      194        12        9     12
          Red Dog                       50      (28)      4         408      382      376        57       63     53
          Polaris                       --        2      11          22       80      106         1       11     18
          Inter-segment
            sales and other             --        6     (18)        (86)     (62)     (29)       --       --     16
-------------------------------------------------------------------------------------------------------------------
                                        96       15     241       1,326    1,314    1,432       112      121    130

COPPER    Highland Valley               56       35      42         270      251      282        35       37     38
          Antamina                      26       --      --         100       --       --        20       --     --
          Louvicourt                     1       (3)     (3)         24       26       26        10       13     13
-------------------------------------------------------------------------------------------------------------------
                                        83       32      39         394      277      308        65       50     51

GOLD      Hemlo                         31       20      29         143      133      134        18       16     17
          Tarmoola                      --       --       2          --       --       58        --       --     11
          Carosue Dam                   --       --       4          --       --       35        --       --      6
-------------------------------------------------------------------------------------------------------------------
                                        31       20      35         143      133      227        18       16     34

COAL      Elk Valley Coal Partnership   77       --      --         450       --       --        21       --     --
          Elkview                       14       92      70          65      387      337         2       12     11
          Bullmoose                      4       24      17          32       76       75        --       --     --
-------------------------------------------------------------------------------------------------------------------
                                        95      116      87         547      463      412        23       12     11

-------------------------------------------------------------------------------------------------------------------

TOTAL                                 $305     $183    $402      $2,410   $2,187   $2,379      $218     $199   $226
-------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  ANTAMINA RESULTS WERE PROPORTIONATELY CONSOLIDATED COMMENCING JULY 1, 2003.
(2) RESULTS OF THE ELK VALLEY COAL PARTNERSHIP REPRESENT THE COMPANY'S 35% DIRECT INTEREST IN THE PARTNERSHIP FOR THE TEN MONTHS COMMENCING MARCH 1, 2003. ELKVIEW'S RESULTS REPRESENT TWO MONTHS OF OPERATION ENDED FEBRUARY 28, 2003. THE BULLMOOSE MINE WAS SHUT DOWN AT THE END OF MARCH 2003.
(3)  DEPRECIATION AND AMORTIZATION ARE DEDUCTED IN CALCULATING OPERATING PROFIT.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 20

[GRAPHIC OMITTED]
[BAR CHART]

OPERATING PROFIT BEFORE DEPRECIATION                    $millions

                    1999             2000           2001            2002              2003
-------------------------------------------------------------------------------------------
     Gold             92               82             69              36                49
    Copper            42               64             90              82               148
   Refining            9              135            284              88               100
     Zinc             14               81             87              48               108
     Coal             14               24             98             128               118
-------------------------------------------------------------------------------------------
                     171              386            628             382               523
===========================================================================================



[GRAPHIC OMITTED]
[BAR CHART]

OPERATING PROFIT AFTER DEPRECIATION                     $millions

                    1999             2000           2001            2002              2003
-------------------------------------------------------------------------------------------
     Gold             62               54             35              18                31
    Copper             8               19             39              28                83
   Refining            0              119            240              31                46
     Zinc              8               39              1               0                50
     Coal              0               16             87             106                95
-------------------------------------------------------------------------------------------
     Total            78              247            402             183               305
===========================================================================================


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 21

[GRAPHIC OMITTED]
[BAR CHART]


LONG TERM DEBT & TOTAL CAPITALIZATION                           $millions
                       1999             2000           2001            2002              2003
----------------------------------------------------------------------------------------------
Long-Term Debt          425              875           1005             933              1045
----------------------------------------------------------------------------------------------
Total Capitalization   2226             4418           4450            4390              4627
==============================================================================================



FINANCIAL POSITION AND LIQUIDITY


OPERATING CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $338 million in 2003 compared with $201 million in 2002, due mainly to the higher profits from the zinc and copper mines. The majority of this improvement occurred in the fourth quarter when zinc and copper prices rose significantly. Also improving operating cash flow was the proportionate consolidation of Antamina beginning in the third quarter, which contributed $46 million of cash flow in the second half of the year. Previously Antamina had been accounted for by the equity method and its cash flow was excluded from the statement of cash flow. Operating cash flow before the net change in non-cash working capital items was $153 million in the fourth quarter compared with $70 million in the previous year.

Cash flow from operations, after allowing for the effect of changes in non-cash working capital items, was $400 million compared to $252 million in the previous year. The decrease to non-cash working capital items of $62 million was due mainly to reductions of production inventories resulting from the closure of the Bullmoose and Polaris mines. The decrease of $51 million in the previous year was also the result of inventory reductions.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 22

INVESTING ACTIVITIES

In February 2003, the company completed a transaction with Fording Inc., Westshore Terminals Income Fund, Sherritt International Corporation and the Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and the company. The company contributed its Elkview mine and $125 million for a 35% interest in the resulting partnership. The company also paid $150 million for a 9.1% interest in the Fording Canadian Coal Trust which owns the remaining 65% of the partnership and other assets.

Capital expenditures in 2003 were $162 million, including development expenditures of $45 million incurred on the Pend Oreille zinc project. Expenditures at Trail totalled $40 million, of which $25 million was incurred on improvements to the power generation and transmission facilities. In November, the company acquired the Lennard Shelf zinc property in Australia for $26 million.

In June 2003, the company received $48 million from the repayment of a loan by Aur Resources Inc. In November 2003, the company sold its interest in the Los Filos gold property in Mexico for after-tax proceeds of $49 million.


FINANCING ACTIVITIES

The company drew $255 million on its credit facilities in February to pay for the Elk Valley Coal transaction. On July 1, 2003, Antamina delivered to the senior debt lenders the certificate required by the project debt agreement to achieve completion and the project debt became non-recourse to the company. The company began proportionately consolidating Antamina's accounts and added $360 million to long-term debt.

Repayments of long-term debt in the year totalled $277 million. Included in these repayments were the retirement of the company's medium-term notes of $29 million, payments on the Antamina senior debt of $22 million in the second half of the year and the reduction of Cajamarquilla debts totalling $47 million. The remainder of the repayments were reductions to the company's revolving loans. In addition, the decline of the U.S. dollar, in which almost all of the company's long-term debt is denominated, resulted in a further reduction of long-term debt of $218 million.

The company funded its debt repayments in 2003 from operating cash flow, receipt of a deferred payment from Aur Resources Inc. relating to the sale of the Quebrada Blanca mine in 2000 and net proceeds from the sale of the Los Filos gold property.


CASH RESOURCES AND LIQUIDITY

At December 31, 2003, the company had a cash balance of $96 million and no short-term bank borrowings. Net debt (total debt less cash), excluding the Inco exchangeable debentures, was $1.01 billion or 29% of net debt plus equity, compared with net debt of $868 million or 26% of net debt plus equity at the end of 2002.

At the year-end, the company had bank credit facilities aggregating $808 million in total commitments, 89% of which mature in 2006 and beyond. Unused credit lines under these facilities amounted to $651 million as the company has issued $111 million of letters of credit in addition to the drawn portion of $46 million.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 23

OUTLOOK


EARNINGS AND CASH FLOW

Production levels in 2004 are expected to be similar to 2003 for gold and refinery operations, except for the possible effect of the explosion inside the Kivcet lead furnace at the Trail operations which occurred on February 2, 2004. Copper production from Antamina is expected to increase based on the current mining plan. Subject to the completion of the company's announced acquisition of an additional 33.57% interest in the Highland Valley Copper mine, the company's share of copper production from the mine is expected to increase by 56,000 tonnes in 2004. Zinc production from Antamina will be reduced significantly as the mine is expected to process more ore with higher copper grades. This reduction in zinc concentrate production is expected to be offset by new production from the Pend Oreille mine. Coal production from the company's share in Elk Valley Coal Partnership in 2004 is expected to exceed the company's 2003 coal production.

In December 2003, the company announced that the average coal price of the Elk Valley Coal Partnership for the coal year commencing April 1, 2004 is expected to be US$51 per tonne, up approximately 20% from the 2003 coal year.

Zinc, lead, copper and gold prices all moved significantly higher during the fourth quarter. As a result of these higher prices and higher sales, the company recorded substantially higher earnings in the fourth quarter compared with the first three quarters of the year. If these metal prices are maintained, the company is expected to report higher earnings and cash flow for 2004 compared with 2003.

Treatment charges for zinc concentrates are expected to continue to decline in 2004. While this will negatively impact Trail's operating performance, it will result in overall benefit to the company due to the company's position as a net miner of zinc.

The Canadian/U.S. dollar exchange rate averaged 1.32 in the fourth quarter. Subsequent to the year-end, the U.S. dollar continued to be weak and in January traded in a range of Cdn$1.28 to Cdn$1.32. The weaker U.S. dollar particularly affects the Canadian operations of the company, including the Trail smelter and refinery, Highland Valley Copper, Elk Valley Coal and the Hemlo gold mines.

To mitigate the impact of fluctuations in prices and the Canadian/U.S. dollar exchange rate, the company has made certain forward sales commitments. The outstanding hedge positions are presented in the notes to the financial statements. Major hedge positions for 2004 include 72,000 ounces of gold forward sales contracts and $307 million of U.S. dollar forward sales contracts and forward collars. These hedge positions represent approximately 25% of planned gold production and 30% of estimated U.S. dollar exposure in 2004.

As a result of improving financial market conditions, pension fund asset values have appreciated in 2003. The unaccrued pension liability of $131 million at the end of 2002, which was unfunded, was reduced to $96 million at the end of 2003. The amount of unaccrued non-pension employee benefits liability increased from $45 million the previous year to $73 million at December 31, 2003 due mainly to changes in actuarial assumptions on the estimated cost of the benefits and discount rates.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 24

--------------------------------------------------------------------------------
EARNINGS SENSITIVITY
--------------------------------------------------------------------------------
(Based on 2004 plan, and after the effect of hedging)
                                                                   IMPACT ON
                                                                   AFTER-TAX
                                          CHANGE                    EARNINGS
--------------------------------------------------------------------------------
                                                               (Cdn$ millions)

ZINC                                      US$0.01/lb                  $13

LEAD                                      US$0.01/lb                  $ 3

COPPER                                    US$0.01/lb                  $ 4

GOLD                                      US$10/oz                    $ 2

COAL                                      US$1/t                      $ 6

POWER                                     US$10/MW.h                  $ 7

CDN$/US$                                  CDN$0.01                    $ 5
--------------------------------------------------------------------------------


INVESTMENTS AND FINANCING

On January 29, 2004, the company announced that it was exercising its right of first refusal to acquire an additional 33.57% of the Highland Valley Copper mine from BHP Billiton for $95 million (US$73 million), subject to settlement of a definitive purchase agreement. The transaction, which has an effective date of January 3, is expected to close before the end of the first quarter.

The company's capital expenditures in 2004 are planned to be $172 million, including $64 million on the Pogo gold project, $26 million at Trail and $20 million at Red Dog. The company's share of sustaining capital expenditures in Elk Valley Coal operations is planned to be $14 million. Scheduled debt repayments in 2004 total $58 million including $41 million on the Antamina senior debt. The company plans to fund its acquisition of the Highland Valley Copper interest and its 2004 capital expenditures and debt repayment with cash flow from operations and revolving credit facilities.

There are five million share purchase warrants outstanding which entitle the holders to purchase prior to May 26, 2004 Class B Subordinate Voting Shares at $18 per share. If these warrants are exercised, the company will receive cash proceeds of $90 million.


CONTINGENCIES

In December 2003, the EPA issued information requests to Teck Cominco Limited
(TCL), Teck Cominco Metals Ltd. (TCML), Teck Cominco American Incorporated
(TCAI) and Teck Cominco Alaska Incorporated (TCAK) and a Unilateral Administrative Order to TCML purporting to order TCML to conduct a remedial investigation and feasibility study under the U.S. Superfund law (CERCLA) with respect to metal contamination in the sediments of the upper Columbia River and Lake Roosevelt. TCAI and TCAK have fully complied with the information requests. TCL and TCML have declined to participate in the information request or the order on the grounds that the EPA lacks jurisdiction under CERCLA to


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 25
issue either the request or the order to a Canadian company with respect to a Canadian operation. TCAI has offered to fund comprehensive human health and ecological studies, based on EPA standards and protocols, at an estimated cost of US$13 million to identify whether the conditions alleged by the EPA to exist pose any actual risks and to identify any appropriate remedial measures. In January 2004 the Canadian government delivered a diplomatic note to the U.S. State Department expressing the opinion that TCML is not subject to CERCLA and encouraging the EPA to rescind the order and to re-examine Teck Cominco's offer. The company will vigorously defend any attempt by the EPA to enforce the CERCLA order.

There can be no assurance that the offer by Teck Cominco American to fund these studies will resolve the matter, or that Teck Cominco Metals and its affiliates will not be faced with CERCLA liability or other liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.

On September 19, 2003, the company and Highland Valley Copper Partnership (HVC) produced documents to the Canadian Competition Bureau relating to the marketing of copper concentrates in response to an Order of the Federal Court of Canada issued on May 13, 2003 under Section 11 of the Competition Act and served on HVC. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers which is being conducted in Canada, the U.S. and Europe designed to ascertain whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company, through its counsel, is co-operating with the Bureau and counsel is continuing its review. The company cannot predict the course of the investigation or when the investigation will be completed in any jurisdiction. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC whether in Canada or elsewhere or that HVC or the company will not face prosecution or liability whether under the Act or otherwise in relation to the investigation.


CRITICAL ACCOUNTING ESTIMATES

In preparing financial statements management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management's application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management's critical accounting estimates are applied in the accounting for the impairment of property, plant and equipment and other assets such as investments, restoration and post-closure costs, accounting for income and mining taxes, contingencies and accounting for post-retirement benefits.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 26

PROPERTY, PLANT AND EQUIPMENT

The company capitalizes the development costs of mining projects commencing when economically recoverable reserves as shown by an economic study are believed to exist. Upon commencement of production these costs are written off over the life of the mine based on proven and probable reserves. The determination of the extent of reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimates of future costs. New knowledge derived from further exploration and development of the ore body may also affect reserve estimates. In addition, the determination of economic reserves depends on assumptions on long-term commodity prices and in some cases exchange rates.

The company reviews and evaluates property, plant and equipment for impairment on an ongoing basis. The expected undiscounted future cash flows from an asset are estimated in a ceiling test. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset given management's best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the model is developed. These models are updated from time to time and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties. In management's view, based on assumptions which management believes to be reasonable, a reduction in the carrying value of property, plant and equipment is not required at December 31, 2003. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.


INCOME AND RESOURCE TAXES

The determination of the company's tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of the future earnings which affect the extent to which potential future tax benefits may be used. The company is subject to assessment by various taxation authorities which may interpret tax legislation in a manner different from the company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the company makes provision for such items based on management's best estimate of the final outcome of these matters.


PENSION AND OTHER POST-RETIREMENT BENEFITS

The cost of providing benefits through defined benefit pension plans and post-retirement benefits plans is actuarially determined. Cost and obligation estimates depend on management's assumptions about future events which are used by the actuaries in calculating such amounts. These include assumptions with respect to discount rates, the expected return on plan assets, future compensation increases and health care cost trends. In addition, actuarial consultants utilize subjective factors such as withdrawal and mortality rates. Actual results may differ materially from those estimates based on these assumptions.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 27

SITE RESTORATION AND POST CLOSURE COSTS

The amounts recorded for site restoration and post closure costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws, and management's assessment of obligations under labor and pension legislation and collective agreements. Actual results could differ from these estimates.


RECOGNITION OF CONTINGENCIES

The company is subject to a number of lawsuits and threatened lawsuits. A provision is made for amounts claimed through these lawsuits when management believes that it is more likely than not that the plaintiffs will be awarded damages or a monetary settlement will be made. Management seeks the advice of outside counsel in making such judgments where the amounts involved are material.


CHANGES IN ACCOUNTING POLICIES


ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the company will adopt the new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations will be recognized for the costs associated with exit activities and recorded as a liability at fair value. The liability will be accreted over time through periodic charges to earnings. In addition, the asset retirement cost will be capitalized as part of the asset's carrying value and amortized over the asset's useful life. This change in accounting, which will be adopted retroactively, is expected to result in a decrease to opening retained earnings of $71 million and an additional charge to earnings of $10 million in 2004 on an after-tax basis.


STOCK BASED COMPENSATION

In the first quarter of 2004, the company will adopt the fair value method of accounting for stock based compensation. This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock options granted to directors and employees in the year.

This change in accounting, which will be adopted retroactively, is expected to decrease net earnings by the fair value of the stock options granted in 2004.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 28

CONTRACTUAL AND OTHER OBLIGATIONS

The company's contractual and other obligations as at December 31, 2003 are summarized as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                            LESS THAN                     MORE THAN
($ IN MILLIONS)                                       TOTAL        1 YEAR   2-3 YEARS   4-5 YEARS          5 YEARS
-------------------------------------------------------------------------------------------------------------------
Long-term debt                                       $1,103         $  58        $503        $148              $394
Operating leases                                         65            20          24          17                 4
Road and port lease at Red Dog (note 1)                 849            23          46          46               734
Minimum purchase obligations (note 2)
   Concentrate and other supply purchases               228           180          40           5                 3
   Power purchases at Cajamarquilla                     325            27          51          51               196
   Shipping and distribution                            148            19          38          38                53
Pension funding (note 3)                                 78            37          --          --                --
Other non-pension post-retirement benefits (note 4)     203             8          18          20                --
Environment and reclamation obligations (note 5)        163            45          47          14                57
Other long-term liabilities (note 6)                     79            --          --          --                79

NOTES:

(1) THE COMPANY LEASES ROAD AND PORT FACILITIES FROM THE ALASKA INDUSTRIAL DEVELOPMENT AND EXPORT AUTHORITY THROUGH WHICH IT SHIPS METAL CONCENTRATES PRODUCED AT THE RED DOG MINE. MINIMUM LEASE PAYMENTS ARE US$18 MILLION PER ANNUM AND ARE SUBJECT TO DEFERRAL AND ABATEMENT FOR FORCE MAJEURE EVENTS.
(2) THE MAJORITY OF THE COMPANY'S MINIMUM PURCHASE OBLIGATIONS ARE SUBJECT TO CONTINUING OPERATIONS AND FORCE MAJEURE PROVISIONS.
(3) AS AT DECEMBER 31, 2003 THE COMPANY HAD A NET PENSION FUNDING DEFICIT OF $78 MILLION BASED ON ACTUARIAL ESTIMATES PREPARED ON A GOING CONCERN BASIS. THE AMOUNT OF MINIMUM FUNDING FOR 2004 IN RESPECT OF DEFINED BENEFIT PENSION PLANS IS $37 MILLION. THE TIMING AND AMOUNT OF ADDITIONAL FUNDING AFTER 2004 IS DEPENDENT UPON FUTURE RETURNS ON PLAN ASSETS, DISCOUNT RATES, AND OTHER ACTUARIAL ASSUMPTIONS.
(4) THE COMPANY HAD A DISCOUNTED, ACTUARIALLY DETERMINED LIABILITY OF $203 MILLION IN RESPECT OF OTHER NON-PENSION POST-RETIREMENT BENEFITS AS AT DECEMBER 31, 2003. AMOUNTS SHOWN ARE ESTIMATED EXPENDITURES IN THE INDICATED YEARS.
(5) THE COMPANY ACCRUES ENVIRONMENTAL AND RECLAMATION OBLIGATIONS OVER THE LIFE OF ITS MINING OPERATIONS AND AMOUNTS SHOWN ARE ESTIMATED EXPENDITURES IN THE INDICATED YEARS.
(6) OTHER LONG-TERM LIABILITIES INCLUDE AMOUNTS FOR WORKERS COMPENSATION AND SEVERANCE. THERE ARE NO MINIMUM PAYMENT OBLIGATIONS FOR THESE AMOUNTS OVER THE NEXT FIVE YEARS.


FINANCIAL INSTRUMENTS

The company uses forward sale contracts to protect certain price levels for the future sales of a portion of its products, thereby mitigating commodity price risk. The company also uses foreign future exchange contracts to protect rates for a portion of its future foreign exchange transactions. The company's principal products are quoted and sold in U.S. dollars on world markets. The company's future revenue streams and its profitability, especially of its domestic operations, are therefore subject to foreign exchange risk. By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices the company reduces its exposure to currency fluctuations.

The company's commodity and foreign exchange hedging increased the company's revenues by $57 million in 2003.

The company has also entered into interest rate swaps which convert fixed interest rates into floating rates. These interest rate swaps have allowed the company to reduce its overall interest expense by $8 million in 2003 by taking advantage of the lower short-term rates which have been available. These swaps are also designed to achieve a desired ratio of fixed and floating rates on the company's long-term debt.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 29

The unrealized market gain on hedging positions totalled $119 million as at December 31, 2003. This unrealized gain is based on market prices to close out the positions at that date.

Foreign exchange and commodity hedging as described above provides more certainty as to the prices the company will receive for its products in Canadian dollars. Accordingly the company may not participate fully in rising commodity prices and may not achieve average market prices. Fixed and floating interest rate swaps expose the company to additional interest rate risk for the duration of the swaps. The company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.


QUARTERLY EARNINGS AND CASH FLOW


----------------------------------------------------------
($ in millions, except
per share information)                  2003
----------------------------------------------------------
                              Q4      Q3       Q2       Q1

 Revenue                     767     590      502      551
 Operating profit            143      70       40       52
 Net earnings                107      19       12       11

 Earnings per share        $0.57   $0.10    $0.06    $0.06
 Cash flow from
    operations               153      83       51       51
----------------------------------------------------------
                                        2002
----------------------------------------------------------
                              Q4      Q3       Q2       Q1

 Revenue                     625     540      521      501
 Operating profit             60      40       49       34
 Net earnings                 15       5        8        2

 Earnings per share        $0.08   $0.02    $0.04    $0.01
 Cash flow from
    operations                70      46       46       39


Revenue and operating profit in the fourth quarter of 2003 were significantly higher than the previous quarters due mainly to rising metal prices as well as higher sales volumes for coal, zinc, lead and copper in the fourth quarter.

Net earnings in the fourth quarter of 2003 included an after-tax gain of $41 million on the sale of the Los Filos gold property. Earnings of $66 million before the gain were significantly higher than the previous quarters due mainly to the effect of higher metal prices and sales, partially offset by a weaker U.S. dollar.


OUTSTANDING SHARE DATA

As at February 20, 2004, there were 182,565,988 Class B Subordinate Voting Shares and 4,681,478 Class A Common Shares outstanding. In addition, there were outstanding 5,472,484 director and employee stock options with exercise prices ranging between $6.39 and $19.80 per share. In addition, there were 5,000,000 warrants, which expire on May 26, 2004, allowing holders to purchase Class B Subordinate Voting Shares


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 30
at an exercise price of $18.00 per share. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share) and the convertible debenture due 2006 may be converted into a total of 7,913,670 Class B Subordinate Voting Shares (equivalent to $27.43 per share). More information on these instruments and the terms of their conversion are set out in notes 6 and 9 of the company's financial statements.


                      NARRATIVE DESCRIPTION OF THE BUSINESS
                      -------------------------------------

A narrative description of the company's mines, smelting and refining operations and development projects is provided below. This description should be read in conjunction with the Management's Discussion and Analysis of Financial Position and Results of Operations at pages 8 to 29 of this Report. Mineral reserves and resources for the company's mining operations are set out at pages 44 to 46.


REVENUE

The following table summarizes Teck Cominco's revenue by business segment.


                                            2003                              2002
-------------------------------------------------------------------------------------------------
                               ($ in millions)        %         ($ in millions)            %
                               ------------------------------------------------------------------
Smelting and Refining (1)            982             41                 914               42

Coal Mines                           547             23                 463               21

Zinc Mines                           430             18                 462               21

Copper Mines                         394             16                 277               13

Gold Mines                           143              6                 133                6

Other                                 13             --                  13                1

Intersegment Sales                   (99)           (47)                (75)              (4)
---------------------------------------------------------------------------------------------------

TOTAL REVENUE                      2,410            100               2,187              100
===================================================================================================

(1)  Including power sales

Other than intersegment sales, all sales are to third parties, of which no single customer accounts for more than 15% of revenue.


ZINC


MINING OPERATIONS

RED DOG MINE, UNITED STATES (ZINC, LEAD)
----------------------------------------

The Red Dog zinc-lead- mine, concentrator and shipping facility in the Northwest Arctic Borough near Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990. The Red Dog mine is 100% owned and operated by the company, subject to a royalty as described below.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 31

The mining method employed is conventional drill and blast open pit mining. The main pit has an expected life of 8 years at current rates of production. Additional reserves have been identified in the vicinity of the processing facilities sufficient to extend the life of the operation by a further 16 years. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

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

All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant. Mill process water is reclaimed from the tailings pond. The mine and an associated port facility operate under effluent permits issued by the United States Environmental Protection Agency and air permits issued by the State of Alaska. The operation is in material compliance with all of its permits or related regulatory instruments and has obtained all of the permits that are material to its operations.

In addition to the original capital invested to establish mining, mineral processing and transportation infrastructure, substantial additional capital has been invested at Red Dog to increase production and optimize mineral processing and transportation facilities.

A project to optimize the mill and increase production from 900,000 tonnes of zinc concentrate per year to 1,100,000 tonnes per year was completed at the end of 2001. This project also improved the grade of the concentrate and the recovery of zinc in 2002.

Red Dog is a sedimentary hosted exhalative (SEDEX) lead-zinc sulfide deposit hosted in Mississippian to Pennsylvanian age black shale. The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks. Barite rock is common in and above the sulfide units. Silicification is the dominant alteration type.

The black shale hosted sulfide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena. Common textures within the sulfide zone include massive, fragmental, veined and rarely sedimentary layering.

Approximately 25% of the zinc concentrate produced at Red Dog is shipped to the company's metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe. The lead concentrate production is shipped to customers in Asia and Europe. The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment and refining charges. The balance is sold on the spot market at prices based on prevailing market quotations.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 32

PEND OREILLE MINE, UNITED STATES (ZINC, LEAD)
---------------------------------------------

At the Pend Oreille mine, near Metaline Falls, Washington, construction was completed in early 2004 at a total cost of US$74 million. The mine is now in the commissioning phase. The Pend Oreille mine is owned 100% by the company. A probable reserve of 5.7 million tonnes grading 7.7% zinc and 1.4% lead is expected to provide a mine life of 8 years with some potential for extension. Inferred and indicated resources of 3.3 million tonnes grading 6.6% zinc and 1.3% lead identified on the main Washington Rock zone and on a separate zone to the north require further drilling and evaluation to qualify as reserves. Several significant new drill targets have been identified in the immediate area using downhole geophysical techniques.

The Pend Oreille mine is a carbonate hosted zinc-lead orebody situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west. Metaline carbonates host the known zinc-lead deposits within the district.

Mineralisation at the Pend Oreille mine is located within the Yellowhead horizon, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine grained pyrite with lesser Zn and Pb sulfides. The sulfide zone has relatively simple mineralogy. Sphalerite and Galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.

The Pend Oreille mine is an underground mine. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates. Annual production is forecast to be 730,000 tonnes per year of ore to produce 83,000 tonnes per year of zinc concentrate and 13,000 tonnes per year of lead concentrate. The concentrates will be hauled by truck to Trail Metallurgical Operations.


REFINING AND LEAD SMELTING


TRAIL METALLURGICAL OPERATIONS
------------------------------

The company owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex's principal products include refined zinc, lead, silver and gold. Germanium dioxide, cadmium, bismuth, indium and copper compounds are produced as metal co-products, along with a variety of sulphur products and ammonium sulphate fertilizers.

Construction of the lead smelter modernization project, including the Kivcet furnace and installation of a slag fuming plant, was completed and the plants were started up in 1997.

Trail's zinc operations consist of six major metallurgical plants, one fertilizer plant and two specialty metal plants. Zinc concentrates are initially treated in roasters or pressure leach facilities. The zinc and other elements are put into solutions, the zinc is then purified and electroplated onto cathodes. Refined zinc is produced by remelting cathodes produced in an electrolytic refining plant into various shapes appropriate to customer requirements. The specialty metals processes extract co-products to produce valuable metals. Lead concentrates, recycled batteries, residues from the zinc circuits and various other lead-bearing materials, are treated in the Kivcet flash furnace and refined into lead in the cell electro-refinery.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 33

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

The company also owns the Waneta hydroelectric power plant near Trail, which has an installed capacity of 450,000 kilowatts with an annual average output of 2,692,000 megawatt hours of energy. Capacity was increased in 2003 with the completion of the second and third upgraded turbines, increasing power available for sale by approximately 135 gigawatt hours per annum. This plant, together with agreements with B.C. Hydro and Aquila Networks Canada, provides electric power to the Trail operation. The operation of these plants is coordinated through contractual arrangements under which the company receives 2690 gigawatt hours per year of power, even during low water years. In 2003, surplus power sales from the Waneta hydroelectric facility in the United States and Canadian markets increased to 769 gigawatt hours as compared to the 683 gigawatt hours in 2002 and the 1,159 gigawatt hours sold in 2001 when zinc production was curtailed to supply strong power markets.


In 2003, Trail produced 283,100 tonnes of refined zinc (2002 - 269,000 tonnes) and 87,800 tonnes of refined lead (2002 - 80,700 tonnes).


CAJAMARQUILLA ZINC OPERATIONS, PERU
-----------------------------------

The company owns 85% of the Cajamarquilla zinc refinery, located approximately 20 kilometers east of Lima, Peru. Marubeni Corporation owns 14% and the refinery's employees own the remaining 1%. Cajamarquilla commenced operation in 1981 and was acquired in 1995. The Cajamarquilla plant utilizes both a Lurgi fluidized bed roaster and a leaching, purification and electrowinning facility. Cajarmaquilla also has an acid plant which makes high quality sulphuric acid from the gases produced in the roasting process. Concentrate feed for the refinery comes from a number of Peruvian mines.

The refinery has an annual capacity of approximately 130,000 tonnes of zinc metal and produced 129,100 tonnes of refined zinc in 2003 (2002 - 92,900 tonnes). The lower production in 2002 resulted from a three month shutdown taken in reaction to market conditions. Refined zinc is marketed in Latin America, the United States and Asia. Saleable co-products consist of sulphuric acid, cadmium, copper cement and lead-silver concentrate. Cadmium is sold in Asia while the other co-products are sold in South America.

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

The Stage I expansion program, which increased the refinery's production capacity to 120,000 tonnes, was completed and commissioned in 1998. Additional debottlenecking in 2002 increased capacity to approximately 130,000 tonnes. The same year, engineering design work began on a Stage II expansion program that would double Cajamarquilla's capacity to 240,000 tonnes. Further work on the Stage II expansion has been deferred.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 34

COAL


ELK VALLEY COAL PARTNERSHIP

The company holds its metallurgical coal mining interests through its 35% initial interest in the Coal Partnership (other than the Bullmoose mine which will be transferred to the Coal Partnership when reclamation is complete). The company is the managing partner of the partnership. The remaining 65% interest in the Coal Partnership is held by Fording Inc. ("Fording"), a wholly-owned subsidiary of the Fording Canadian Coal Trust ("FCCT"). The company has the right to earn up to an additional 5% interest in the Coal Partnership over a four year period, bringing its interest to 40%, to the extent that operating synergies realized by the Coal Partnership and distributable cash generated by the Elkview mine (collectively, "Incremental Returns") exceed, in the aggregate, the greater of $25 million and the amount of Incremental Return achieved in any prior year in each of the coal years during the four year period from April 2003 to March 31, 2007. The company's partnership interest will increase at the rate of 0.1% for every $1 million of Incremental Returns above the relevant threshold in any such coal year. Any increase in the company's distribution entitlement will be effective as at the end of the relevant coal year. An independent engineering firm is assisting in the measurement of Incremental Returns, and the first calculation, in respect of the coal year ended March 31, 2004, will be undertaken in the second quarter of 2004.

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

The Partnership Agreement provides that while the foregoing guarantee is in place, Fording may not sell its interest in the Coal Partnership or carry on any business other than in respect of the Coal Partnership or its industrial minerals business substantially as currently conducted, unless in the reasonable judgment of the company, the carrying on of such business could not, under any reasonably foreseeable circumstances, have an adverse effect on the financial condition of Fording.The Coal Partnership has six operating mines. It wholly owns Elkview, Fording River, Coal Mountain, Line Creek and Cardinal River and has an 80% joint venture interest in the Greenhills mine. Five of the six mines are located in close proximity to each other in the Elk Valley region of southeast British Columbia. The Cardinal River mine is located in west central Alberta. All of the Coal Partnership's mines are open pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year. Operating schedules can be varied depending on market conditions. All of the mines are accessed by two lane all-weather roads which connect to public highways.All the mines operate under permits granted by Provincial and Federal regulatory authorities. Provincial remediation reclamation


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 35
permits are placed to permit all facets of the mining process. From time to time each of the mines may require additional permits in respect of the location of additional dumps and tailings impoundment areas that will be required as mining operations proceed. All permits necessary for the current operations of the mines are in hand and in good standing.

The Coal Partnership's mines employ conventional open-pit mining techniques and coal preparation plants. Following mining, the coal is washed using a variety of conventional techniques and conveyed to coal-fired dryers for drying. Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.


COAL TRANSPORTATION AND SALES
-----------------------------

Coal from the coal mines owned by the Coal Partnership is principally transported by rail pursuant to long-term rail contracts to the Roberts Bank coal port near Vancouver operated by Westshore Terminals Ltd. ("Westshore"). Westshore provides coal loading services under long-term agreements with the Partnership.

Metallurgical coal from the Line Creek and Cardinal River mines is principally shipped by rail under long-term rail contract to the Neptune Terminals, a multi-product bulk handling port facility located at North Vancouver, British Columbia, which is owned by its users. The Coal Partnership holds a 46.4% interest in the corporation that owns the Neptune Terminals. By agreement among the shareholders of Neptune Terminals, rates charged for the handling of coal and other products are based on the actual costs allocated to the handling of each product.

Coal is sold principally under evergreen contracts at annually negotiated prices.


ELKVIEW MINE, CANADA
--------------------

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


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 36

FORDING RIVER MINE, CANADA
--------------------------

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


GREENHILLS, CANADA
------------------

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

Greenhills is operated under a joint venture agreement (the "Greenhills Joint Venture Agreement") among the Partnership, Pohang Steel Canada Limited ("Poscan") and Poscan's parent, Pohang Iron and Steel Co., Ltd. ("Posco"). Pursuant to the agreement, the Partnership has an 80% interest in the joint venture while Poscan has a 20% interest. The mine equipment and preparation plant are owned by the Partnership and Poscan in proportion to their respective joint venture interests. Under the Greenhills Joint Venture Agreement, the Partnership is the manager and operator of Greenhills. The Partnership and Poscan bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests. Poscan, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from certain defined lands until the Greenhills Joint Venture Agreement terminates. Pursuant to an extension agreement reached between the parties in 2003, the Greenhills Joint Venture Agreement terminates on the earlier of: (i) the date the reserves on the defined lands have been depleted; and (ii) March 31, [2012].

Production is derived from the Cougar reserve, which is divided into two distinct pits, Cougar North and Cougar South. Cougar North has been fully developed and currently produces the bulk of the coal for the mine. Development and pre-stripping of Cougar South is underway and is expected to provide a long-term source of coal. Known reserves at Greenhills are projected to support mining at 2003 production rates through 2026.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 37

COAL MOUNTAIN, CANADA
---------------------

The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site is comprised of 2,521 hectares of coal lands of which approximately 650 hectares are currently being mined or are scheduled for mining. Coal Mountain produces both metallurgical and thermal coal. The current annual production capacities of the mine and preparation plant are 2.5 and 3.2 million tonnes, respectively. Known reserves at Coal Mountain are projected to support mining at 2003 production rates until 2015.


LINE CREEK, CANADA
------------------

The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies metallurgical and thermal coal to a variety of international and domestic steel producers and Pacific Rim electric utilities. The Line Creek property consists of 8,124 hectares of coal lands of which approximately 1,450 hectares are currently being mined or are scheduled for mining.

The mine is a conventional open pit operation. Raw coal is transferred to an 11 kilometre coal conveyor for transportation to a processing plant, where it is crushed, cleaned, and dried using conventional technology.

The metallurgical and thermal coal at Line Creek is mined from nine seams lying in a syncline. The seams average two to thirteen metres in thickness, with the thickest seam reaching 15 metres in several places.

Annual production at Line Creek has been reduced to two million tonnes, and the workforce reduced by approximately 50%, as part of the Coal Partnership's rationalization of operations.


CARDINAL RIVER MINE, CANADA
---------------------------

The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. The 2003 production was 2.1 million tonnes of metallurgical coal. The mine is scheduled to close in the second quarter of 2004 due to exhaustion of reserves. Under the terms of the acquisition agreement entered into in connection with the formation of the Coal Partnership, employee severance costs and reclamation obligations in respect of mining activities prior to March 1, 2003 are the responsibility of the Luscar/Consol joint venture.


CHEVIOT PIT, CANADA
-------------------

In light of improving market conditions for metallurgical coal, the Coal Partnership is reviewing the feasibility of developing the Cheviot pit near Hinton, Alberta. The Cheviot site lies approximately 20 kilometers southeast of the Cardinal River operations. Development contemplates using the existing Cardinal River mining fleet and process plant. Under the Coal Partnership Partnership Agreement, development of Cheviot will require the approval of Fording Inc.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 38

BULLMOOSE MINE, CANADA
----------------------

The company has a 61% joint venture interest in the Bullmoose coal mine located near Tumbler Ridge in northeastern British Columbia. BHP Billiton (through its wholly-owned subsidiary, Rio Algom Limited) has a 29% interest in the mine and the remaining 10% is held by Nissho Iwai Coal Development (Canada) Ltd. Teck Cominco is the operator of the mine.

The mine's reserves were depleted in April of 2003, which coincided with the end of the sales agreement with the Japanese steel industry. Following completion of reclamation of the Bullmoose mine site, the balance of the Bullmoose reclamation equipment and coal lands will be transferred to the Coal Partnership.


COPPER


COPPER OPERATIONS


ANTAMINA MINE, PERU (COPPER, ZINC)
----------------------------------

In July 1998 the company acquired 25% of the Antamina copper, zinc project in Peru, with the balance then held by BHP Billiton (through its wholly-owned subsidiary, Rio Algom Limited) and Noranda Inc. Subsequently, in October 1999, Mitsubishi Corporation acquired a 10% interest in the Antamina project, resulting in a reduction of the other participants' interests to 33.75% for each of BHP Billiton and Noranda and 22.5% for Teck Cominco. The participants' interests are represented by shares of CMA, the Peruvian company that owns and operates the project. Teck Cominco's interest is subject to a net profits royalty of 1.667% on the project's free cash flow after recovery of capital costs and an interest factor on 60% of project expenditures.

The Antamina project property consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 14,000 hectares. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights of way for the 302 kilometer concentrate pipeline from the mine to CMA's port at Huarmey.

In August, 2002, in accordance with the agreement under which it acquired the Antamina concessions, CMA paid US$111.5 million to Centromin, an agency of the government of Peru, representing 30% of the difference between the actual amount of qualified project expenditures (US$2.15 billion) and US$2.52 billion.

Project financing was arranged in the amount of US$1.32 billion of senior loans with a consortium of 20 banks and export/import credit agencies. The balance of required funding was arranged pro rata by the CMA shareholders.

Teck Cominco's share of the project cost to completion was approximately US$490 million, of which US$300 million was provided by the project financing. Total development cost was US$2.206 billion. In July 2003, CMA achieved completion under the project finance documentation and the project debt became non-recourse to the CMA shareholders.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 39

The mineralization is located at an average elevation of 4,200 meters, 385 kilometers by road and 270 kilometers by air north of Lima, Peru. Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Maranon basin, a tributary of the Amazon River.

The open pit is a truck/shovel operation. The ore is crushed at the rim of the pit and conveyed through a 2.7 kilometer tunnel to a coarse ore stockpile at the mill. It is then processed utilizing a SAG mill, followed by ball mill, grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. A 302 kilometer long slurry concentrate pipeline, approximately 9 inch diameter, with a single pump station at the minesite transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to refineries and smelters world-wide.

Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill and waste dumps are located adjacent to the pit. Fresh water from mill operations is collected and contained in a tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its operations

The Antamina polymetallic deposit is skarn hosted. It is unusual in its persistent mineralization and predictable zonation, and has a SW-SE strike length of more than 2,500 meters and a width of up to 1,000 meters. The deposit is located mainly between elevation 4,350 and 3,790 meters, but outcrops up to elevation 4,650 meters. The deepest drill hole, which terminated at 3,632 meters elevation, was still in mineralized skarn. The skarn is well zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions of the skarn being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulfides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit.

Antamina has entered into long-term copper and zinc concentrate agreements with major smelting companies and refineries which in aggregate account for over 70% of the mine's expected production of copper and zinc concentrates. The price of copper and zinc concentrate sales under these long-term sales agreements will be based on LME prices at the time of the sale with treatment and refining charges determined by reference to current world market terms. The remaining concentrate will be sold under short-term contracts as well as on the spot market

Little exploration has been conducted outside the pit area. In-fill definition drilling has, however, been conducted within the pit area and is ongoing.


HIGHLAND VALLEY MINE, CANADA (COPPER)
-------------------------------------

The company has an aggregate 63.9% partnership interest in the Highland Valley copper mine located near Kamloops, British Columbia. BHP Billiton, through its wholly-owned subsidiary Rio Algom Limited ("Rio Algom"), owns a 33.6% interest, and the remaining 2.5% is held by Highmont Mining Company (excluding the company's interest therein).


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 40

The company's current interest is held through an 11.4% direct interest in the Highland Valley Copper partnership ("HVC") and a 50.001% interest in the Highmont Mining Company partnership, which holds a 5% interest in HVC. The company's remaining 50% interest is held through its wholly-owned subsidiary, Teck Cominco Metals. The company and BHP Billiton jointly operate the mine. The property comprising the Highland Valley mine consists of mineral leases, mineral claims and crown grants which will be kept in good standing beyond the shutdown of operations. The mine covers a surface area of approximately 34,000 hectares and HVC holds the surface rights to such area pursuant to various leases, claims and licenses.

In November 2003, Rio Algom announced the proposed sale of its interest to a third party. On January 29, 2004, the company announced that it had given notice of exercise of its right of first refusal in respect of the proposed sale. The purchase price for the Rio Algom interest in HVC is US$73 million cash. Completion of the transaction is subject to negotiation and settlement of a definitive purchase agreement and certain other customary conditions. The effective date of the transaction will be January 3, 2004. On completion of the transaction, the company will hold a direct and indirect 97.5% interest in HVC.

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

The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the Batholith. These rocks are medium to coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.

In January 2004, Highland Valley entered into a new 3 year collective agreement with the United Steelworkers of America.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 41

At current rates of production the operation has an expected life of 5 1/2 years. Highland Valley Copper continuES to explore for mineral deposits within a 15 kilometer radius of the concentrator, with the focus on large (greater than 100 million tonne), near-surface deposits.

Concentrates are transported to Vancouver for shipment, with the majority being sold under long-term sales contracts to smelters in several countries. Treatment and refining charges under long term contracts are adjusted annually. The balance is sold on the spot market.


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

The Louvicourt mine is an underground copper, zinc operation. The mill, which operates at a daily capacity of 4,300 tonnes, uses semi-autogenous grinding, froth flotation and pressure filters for the recovery of metal concentrates. Proven and probable reserves are sufficient for another 18 months of production.

Teck Cominco's share of the copper concentrates produced from the Louvicourt mine is currently sold under a long term contract to a subsidiary of Noranda, Noranda Metallurgy Inc,. and shipped by rail and smelted at its smelter in Rouyn, Quebec.

Teck Cominco's share of the zinc concentrates is currently sold to a Noranda subsidiary and shipped by rail to and smelted at its smelter in Valleyfield, Quebec.


COPPER PROJECTS


SAN NICOLAS PROJECT, MEXICO (COPPER, ZINC)
------------------------------------------

The San Nicolas property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver. The property is held by Minas de San Nicolas S.A. de C.V. ("MSN"), which is owned 40% directly by the company (the "Direct Interest") and 60% by Minera Tama S.A. de C.V. ("Tama"). Tama in turn is owned 65% by the company and 35% by Western Copper Holdings Ltd. ("Western Copper") resulting in the company holding a net 79% interest in the property. The company's interest may vary slightly.

The company completed and delivered a feasibility study to Western Copper on December 21, 2001. The project is being held on a care and maintenance basis.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 42

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

The Hemlo Operations are located in a small east-west trending Archean Greenstone Belt in central Ontario known as the Hemlo zone. The Williams mine is located at the western end of the Hemlo zone, the David Bell mine is located at the eastern end of the Hemlo zone, and Newmont Mining Corporation's Golden Giant mine is located between the Williams and David Bell mines along the Hemlo zone. The total length of the mineralized zone comprising the Williams, David Bell and Golden Giant mines is over three kilometers.

The Williams and David Bell orebodies lie at the contact between overlying metasedimentary rocks and underlying felsic metavolcanic rocks. The Williams ore zone dips north at 60-70 degrees and the David Bell ore zone dips north at 50-60 degrees. The ore zones continue to approximately 1,200 meters below the surface and vary in width from 45 meters to 1 meter at Williams and from 15 meters to 1 meter at David Bell. The ore at both mines is hosted by three principal rock types, feldspathised porphyry, muscovite schist and biotite fragmental, and is characterized by gold, pyrite, molybdenite, and barite and various arsenic, mercury, and antimony mineral species. Both main orebodies are composed of fine grained quartz-feldspar rock with gold occurring as finely disseminated particles within the groundmass as well as with pyrite grains.

Teck Cominco's share of gold production from the Hemlo Operations is sold on a spot basis at prevailing market prices at the time of production. Teck Cominco has also entered into certain hedging contracts in respect of certain portions of its production. See "Hedging Program" for further details.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 43

WILLIAMS MINE

The Williams mine, primarily an underground operation with some open-pit mining, has been operating since the fall of 1985. The property comprising the Williams mine consists of 11 patented mining claims and six leased claims. The mine covers a surface area of approximately 270 hectares.

The Williams mine is one of the largest gold-producing mines in Canada. The underground mine is accessed by a 1,300 meter production shaft, and mining is carried out by longhole stoping with paste backfill. The Williams open pit mine lies immediately above and adjacent to the underground mine, and ore from these two sources and the David Bell mine is treated in the Williams mill. The mill started production in 1985 at the rate of approximately 3,000 tonnes per day, and capacity was expanded to 6,000 tonnes per day in late 1988. The Williams mill presently operates at the rate of approximately 10,000 tonnes per day. The Williams mill uses semi-autogenous grinding and a carbon-in-pulp gold recovery circuit. Approximately 20% of the gold is recovered by a gravity circuit. At the present rate of mining, the Williams mine has an expected mine life of over 10 years.

DAVID BELL MINE

The property comprising the David Bell underground mine consists of granted mining leases and mining claims, covering a surface area of approximately 274 hectares.

The David Bell mine was developed through a 1,160 meter production shaft, and mining is by longhole stoping with delayed cemented hydraulic backfill. The David Bell mill is currently on care and maintenance, and all ore from the David Bell mine is transported to, and processed at, the nearby Williams mill. At the present rate of mining, the David Bell mine has an expected further mine life of approximately 5 years.


GOLD ADVANCED PROJECTS


POGO PROJECT, UNITED STATES (GOLD)
----------------------------------

In June 1997, Teck Cominco entered into an agreement with Sumitomo Metal Mining America Inc. and SC Minerals America Inc. to earn a 40% joint venture interest in the Pogo gold deposit located in Alaska, 40 air miles (64 kilometers) from Delta Junction at the terminus of the Alaska Highway. The Pogo property is approximately 16,700 hectares in size and is comprised of 1,281 granted mining claims, each requiring a specified nominal amount of annual assessment work.

Teck Cominco may earn its 40% interest by spending US$28 million on exploration and a feasibility study, completing a comprehensive feasibility study and funding the initial US$33 million of development costs. As of December 31, 2003, Teck Cominco has incurred exploration and feasibility study expenditures in excess of the required $33 million. Teck Cominco is the project operator.

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


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 44

S.C. Minerals America Inc. a production royalty on TPI's share of any additional ounces of gold that it takes as its share of production from the property. This royalty on each ounce of gold to TPI's account is equal to the greater of 5% of the price of gold and US$25. Teck Cominco will be entitled to a management fee as the project operator.

Following receipt of key state permits in December 2003, a winter road was constructed over which key materials and equipment will be mobilized to the site in anticipation of the commencement of construction. All major permits have been received, other than the National Pollution Discharge Elimination System (NPDES) permit to be issued by the United States EPA, which is expected to be received in the first quarter of 2004.

The project consists of an underground mine and 2,500 tonne per day mill expected to produce an average of 400,000 ounces of gold per year over a 10 year mine life. The proposed mining methods are cut and fill and drift and fill. The mill will utilize conventional milling, and gravity and carbon-in-pulp technology. The gold from both the gravity and carbon-in-pulp circuits will be produced as dore bullion. Access to the site will be provided by a new 50 mile all season road to be constructed from the Richardson Highway north of Delta Junction to the property.

Surface exploration programs have been conducted on the property over the past four years and have identified a discontinuous trend of mineralization known as the Pogo Trend. Within this trend, several gold drill targets are defined and these will be tested in future drilling programs.


EXPLORATION

In 2003, the company spent approximately $30 million on exploration. Approximately 23% of expenditures were dedicated to exploration for gold, and approximately 50% for base metal projects. The balance of the exploration budget was dedicated to polymetallic projects and diamonds.

In total exploration expenditures, approximately 23% were spent in Canada, and approximately 50% in the balance of the Americas, with the remainder being spent primarily in Australia, Turkey and Namibia.

Exploration is carried out through sole funding and joint ventures with major and junior exploration companies. Exploration is focused on areas in proximity to the company's existing operations or development projects in regions which the company considers to have high potential for discovery. Exploration successes in 2003 included ongoing infill and step-out drilling on the El Limon prospect and the adjacent Los Guajes prospect in Mexico. Planned expenditures for 2004 are approximately $36 million, with a similar geographic and commodity focus.


MINERAL RESERVES AND RESOURCES

The classification of mineral reserve and resource estimates is consistent with the classification system prescribed by the Canadian Securities Administrators in National Instrument 43-101, "Standards of Disclosure for Mineral Products". The mineral reserve estimates are reported separately from and are not aggregated with estimated mineral resources. Mineral resources do not have demonstrated economic viability. Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, metal recoveries and mining dilution, as well as assumptions relating to long-term commodity prices and, in certain cases, exchange rates. Assumptions with respect to operating matters are based on historical experience at the relevant operation and current


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 45
mine plans, or, in the case of development properties, on feasibility study estimates. Methodologies for reserve and resource estimation vary from property to property depending on the style of mineralization, the local geology and other factors. Kriging is used for the estimation of reserves at the company's material base metal properties.

Mineral reserve and resource estimates may be materially affected by a number of risks and uncertainties, including with respect to environmental, permitting, legal, title and other issues. These risks and uncertainties are discussed below under the heading " Risks and Uncertainties".


Mineral reserves and resources have been estimated at various assumed commodity prices. Commodity price assumptions depend on the date of the relevant estimate, anticipated mine life and other factors. Mineral reserves at Williams and David Bell have been estimated on the basis of an assumed gold price of US$325 per ounce. Mineral resources at Williams and David Bell have been estimated on the basis of assumed gold prices of US$375 and US$400 per ounce. Mineral reserves at Pogo have been estimated on the basis of US$300 per ounce. Mineral resources at Pogo and the other gold properties have been estimated using an assumed gold price of US$400 per ounce. Copper reserves at Highland Valley Copper are estimated on the basis of an assumed copper price of US$0.69/lb while those at Antamina have been estimated using an assumed copper price of US$0.90/lb. Zinc reserves at Antamina and Red Dog have been estimated on the basis of US$0.50 and US$0.55/lb zinc, respectively, whereas at Pend Oreille, Sa Dena Hes, Kudz Ze Kayah and San Nicolas assumed prices of $0.45 to US$0.60/lb zinc have been used in the estimation of reserves and resources. Underground inferred resources at Red Dog, extraction of which is expected to take place more than 25 years in the future, have been estimated on the basis of an assumed zinc price of US$0.70/lb.


Estimates of the mineral reserves and resources for the company's material properties have been prepared under the general supervision of William P. Armstrong, P.Eng., who is an employee of Teck Cominco. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of qualified person Dan Gurtler, AIMM, who is an employee of Compania Minera Antamina. Messrs. Armstrong and Gurtler are Qualified Persons for the purposes of National Instrument 43 - 101. Mineral reserve estimates for Louvicourt have been provided to the company by the project operator.


Estimates of Reserves and Resources at Fording River, Greenhills, Coal Mountain, Line Creek and Cardinal River were prepared under the supervision of Colin McKenny, P. Geol., an employee of Elk Valley Coal Corporation, who is a Qualified Person for the purposes of National Instrument 43 - 101.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 46

MINERAL RESERVES AT DECEMBER 31, 2003:

                                           MINERAL RESERVES (100%)(1)
---------------------------------------------------------------------------------------------------------------
                                             PROVEN            PROBABLE             TOTAL             TECK
                                                                                                    COMINCO
                                       ----------------------------------------------------------
                                         TONNES     GRADE    TONNES   GRADE    TONNES      GRADE    INTEREST
                                        (000'S)  (G/T)(2)   (000'S)   (G/T)   (000'S)      (G/T)      (%)
                                       --------- --------- --------- ------- --------- ---------- -------------
GOLD          Williams                                                                                 50
                UNDERGROUND               6,090      5.49     4,250    4.61    10,340       5.13
                OPEN-PIT                 11,060      1.63     8,070    1.66    19,130       1.65
              David Bell                  2,380     10.06                       2,380      10.06       50
              Pogo                                            7,000   16.12     7,000      16.12       40(4)
---------------------------------------------------------------------------------------------------------------
                                                    GRADE             GRADE                GRADE
                                                      (%)               (%)                  (%)
---------------------------------------------------------------------------------------------------------------
COPPER        Antamina                  275,000      1.27   226,000    1.17   501,000       1.22      22.5
              Highland Valley           203,300      0.42    49,000    0.43   252,300       0.42      63.9
              Louvicourt                  1,600      2.76                       1,600       2.76       25
---------------------------------------------------------------------------------------------------------------
ZINC          Antamina                  275,000      1.01   226,000    0.90   501,000       0.96      22.5
              Red Dog                    25,600      21.3    56,000    16.5    81,600       18.0      100
              Louivcourt                  1,600       2.0                       1,600        2.0       25
              Pend Oreille                                    5,700     7.7     5,700        7.7      100
---------------------------------------------------------------------------------------------------------------
LEAD          Red Dog                    25,600       5.7    56,000     4.1    81,600        4.6      100
              Pend Oreille                                    5,700     1.4     5,700        1.4      100
---------------------------------------------------------------------------------------------------------------
COAL (3)      Fording River             153,000             112,000           265,000                  41(5)
              Elkview                   194,000              65,000           259,000                  41
              Greenhills                 95,000               8,000           103,000                  41
              Coal Mountain              29,000               1,000            30,000                  41
              Line Creek                 13,000                                13,000                  41
              Cheviot                    36,000              26,000            62,000                  41

(1) Mineral reserves are mine or property totals and are not limited to Teck Cominco's interest.
(2)  g/t = grams per tonne
(3)  Coal reserves expressed as tonnes of clean coal.
(4) The company has the right to earn a 40% interest under a development agreement.
(5) Effective interest, representing a 35% interest in the Elk Valley Coal Partnership and a 9.1% interest in Fording Canadian Coal Trust


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 47

MINERAL RESOURCES:

                                            MINERAL RESOURCES (100%)(1)
-----------------------------------------------------------------------------------------------------------------
                                            MEASURED           INDICATED            INFERRED            TECK
                                                                                                      COMINCO
                                       ------------------------------------------------------------
                                         TONNES      GRADE    TONNES   GRADE      TONNES     GRADE    INTEREST
                                        (000'S)    (G/T)(2)  (000'S)   (G/T)     (000'S)     (G/T)      (%)
-----------------------------------------------------------------------------------------------------------------
GOLD           Williams                                                                                  50
                 UNDERGROUND                  440     4.03       390    5.76       6,390      5.22
                 OPEN-PIT                   1,270     1.93     2,280    1.73         780      2.01
               David Bell                                                                                50
                 UNDERGROUND                  410     9.43
                 OPEN-PIT                                        680    3.77
               Pogo                                              770    8.92       1,230     16.90       40(4)
               Lobo-Marte                                                                                60
                 LOBO                                         64,210    1.79       5,660      1.70
                 MARTE                                        33,470    1.58       3,590      1.35
               Morelos                                                            20,000      3.07      78.8
               Kudz Ze Kayah                                  11,300    1.30       1,500      2.00      100
-----------------------------------------------------------------------------------------------------------------
                                                     GRADE             GRADE                 GRADE
                                                       (%)               (%)                   (%)
-----------------------------------------------------------------------------------------------------------------
COPPER         Antamina                    28,000     0.50    31,000    0.47      28,000      0.79      22.5
               San Nicolas                  1,880     0.73    78,080    1.34       7,020      1.28       79
               Kudz Ze Kayah                                  11,300    0.90       1,500      0.14      100
ZINC           Antamina                    28,000     0.20    31,000    0.27      28,000      0.99      22.5
               Red Dog                                         9,000    17.4      37,100      13.8      100
               San Nicolas                  1,880      3.6    78,080     1.8       7,020       1.4       79
               Pend Oreille                                                        3,300       6.6      100
               Kudz Ze Kayah                                  11,300     5.9       1,500       6.4      100
               Sa Dena Hes                                     2,190    10.4                             50
-----------------------------------------------------------------------------------------------------------------
LEAD           Red Dog                                         9,000     5.2      37,100       4.3      100
               Pend Oreille                                                        3,300       1.3      100
               Kudz Ze Kayah                                  11,300     1.5       1,500       3.1      100
               Sa Dena Hes                                     2,190     2.6                             50
-----------------------------------------------------------------------------------------------------------------
TITANIUM       White Earth(3)                                428,000      11   1,031,000        10      100
-----------------------------------------------------------------------------------------------------------------
COAL           Fording River              463,000            194,000           2,721,000               41(7)
-----------------------------------------------------------------------------------------------------------------
               Elkview                  1,318,000            308,000             181,000                 41
-----------------------------------------------------------------------------------------------------------------
               Greenhills                   5,000            325,000             650,000                 41
-----------------------------------------------------------------------------------------------------------------
               Coal Mountain               66,000             41,000              24,000                 41
-----------------------------------------------------------------------------------------------------------------
               Line Creek                  65,000            177,000             119,000                 41
-----------------------------------------------------------------------------------------------------------------
               Cheviot                      2,000              7,000                                     41
-----------------------------------------------------------------------------------------------------------------
               Other(6)                   213,000            274,000             473,000                 41
-----------------------------------------------------------------------------------------------------------------

(1) Mineral resources are mine or property totals and are not limited to Teck Cominco's interest
(2)  g/t = grams per tonne
(3)  Grade reported as % Ti02
(4) The company has the right to earn a 40% interest under a development agreement.
(5)  Coal resources expressed as tonnes of raw coal.
(6) Other refers to the aggregated measured, indicated and inferred resources associated with five (5) undeveloped or non-operating properties. Tonnages represent Elk Valley Coal Partnership's interest in these properties.
(7) Effective interest, representing a 35% interest in the Elk Valley Coal Partnership and a 9.1% interest in Fording Canadian Coal Trust
(8) In November 2003 the company acquired the Lennard Shelf zinc mines in Western Australia, which were placed on care and maintenance at the time of the acquisition. The company will prepare a resource estimate for the properties on completion of a mine redevelopment study and exploration program, which are underway.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 48

MARKETING

Teck Cominco's principal products are zinc concentrates, refined zinc metal, coal, copper concentrates, and gold. The data in the following discussions are drawn principally from data published by the International Lead Zinc Study Group and the International Copper Study Group.


ZINC

After a 3% increase in 2002, zinc consumption in the Western World in 2003 rose by a more moderate 0.7%. Strong gains in consumption in Taiwan, Japan and Korea were offset by reduced consumption in the United States, which declined as a result of reduced galvanizing in commercial construction. European consumption remained stable.

LME stocks increased at a lower rate than in 2002, but ended the year up 89,000 tonnes at 740,000 tonnes.

Prices rose from late April 2003 steadily until the end of the year finishing at US$0.457 per pound, US$0.12 per pound higher than the low point. In 2003, the price averaged US$0.376 per pound, up from US$0.353 per pound in 2002.

Continuing a trend that started in October 2000, China continued to be a major net importer of zinc concentrates in 2003. This was a factor keeping the concentrate market in the West in deficit, despite a 5% increase in Western mine production.

While zinc mine production in the West increased by 5% in 2003, the concentrate market remained in deficit continuing downward pressure on treatment charges. This is expected to continue in 2004.

Refined metal production in the West did not change substantially from 2002, which, coupled with lower exports from the East Bloc, reduced worldwide refined zinc supply by an extimated120,000 tonnes or 2%. Chinese refined production grew less than refined consumption, and consequently China's net exports of refined zinc fell 22%.

Industry analysts now forecast a deficit of refined metal in 2004 after three years of surpluses. As a net miner of zinc, the company benefits from lower treatment and refining charges, although operating profits at Trail and Cajarmaquilla will be adversely affected.


COPPER

Western World refined copper consumption rose marginally in 2003 by 0.3%, the first increase in three years. Copper consumption in the United States, the world's second largest copper consuming area behind China, fell by 2%. This was offset by increases in consumption in the European Union, Japan and in South Korea.

Stock levels on the LME and COMEX fell by 530,000 tonnes ending 2003 at a combined level of 688,000 tonnes.

Prices started 2003 at US$0.70 per pound and ended the year at US$1.05 per pound. The price averaged US$0.807 per pound in 2003, up from US$0.706 per pound in 2002.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 49

Mine production cuts initiated in late 2001, which continued through 2002 and 2003 kept mine production relatively flat in 2003. As copper concentrate exports to the East Bloc increased in 2003, total concentrate availability to Western Copper smelters fell, keeping the concentrate market in deficit for the third consecutive year. This tight concentrate market pushed treatment and refining charges down to near historic low levels. Industry forecasts are for continuing concentrate and refined metal deficits in 2004.


METALLURGICAL COAL

World Crude steel production recorded a second consecutive year of record production at 962 million tonnes in 2003 - up 7% from 2002. The Asian region accounted for a 12% increase with China's production up 21%. North America was up marginally. European production increased by 8% with the major increase being recorded in Eastern Europe. South America was up 5%.

Increased metallurgical coal inventories at the end of 2002 translated into a fall in price in 2003 but as these inventories were worked off by both producers and consumers in 2003 prices increased going into 2004. In January, the Coal Partnership announced that 2004 contract settlements reflect US dollar prices approximately 20% above those in 2003.

Australia dominates the metallurgical coal market exporting an estimated 110 million tonnes in 2003, up 6% from 2002 levels, while Canadian exports are estimated to have fallen 5% to 24 million tonnes. U.S. exports are estimated to have risen 8% to 21 million tonnes and China's net exports fell 6% to 12.5 million tonnes. The Coal Partnership is the world's second largest metallurgical coal producer and produces approximately 20% of world seaborne hard coking coal production.


HEDGING PROGRAM

In an effort to achieve a projected consolidated cash flow and profits for the company sufficient to generate a satisfactory return on capital, the company regularly reviews market movements and from time to time conducts hedging transactions in respect of gold, copper, zinc, electrical power and United States dollars. The objectives of the company's hedging programs are to reduce the commodity related price risk while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the company's business and to contribute toward achieving the required returns on capital investment. As a result, the company enters into forward sales contracts and put and call options with major international banks and other international financial institutions. All hedging decisions must be approved by the applicable committee appointed by the board of directors of the company operating under guidelines established by the Board of Directors. For further details on the company's hedge position as at December 31, 2003, refer to note 15 to the company's consolidated financial statements for the year ended December 31, 2003.

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


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 50

ENVIRONMENTAL HEALTH AND SAFETY

The current and future operations of the company, including development activities and commencement of production on its properties or areas in which it has an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, management of toxic substances and similar matters. Compliance with these laws and regulations affects the costs of and can affect the schedule for planning, designing, drilling, developing, constructing, operating and closing the company's mines, refineries and other facilities.

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

Safety performance is a key priority for the company. Safety statistics are collected from each operation monthly. Targets for safety performance are set each year and are used in determining management compensation. Safety incidents are investigated and finding reports are shared across the company to assist in the prevention of recurrence of the incident.

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

The company conducts regular environmental and safety and health audits. The overall objective of Teck Cominco audits is to identify environment, health and safety risks, assess regulatory compliance and conformance with applicable laws and assess conformance with appropriate environment, health and safety management systems and good management practices.

All of the company's mining operations have closure and reclamation plans in place and these undergo regular updates. The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. In addition to reclamation of operating mines, certain idle and closed mines are under continuous care and maintenance as well as progressive closure. The company's Code requires that sites be reclaimed in an appropriate manner. The company manages a number of decommissioned mine sites in Canada and conducts regular inspections to verify the success of reclamation activities.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 51

HUMAN RESOURCES

As at December 31, 2003 there were 7,225 employees (2002 - 5,751 employees) working at the various operations managed by the company. The increase in the number of employees in 2003 was primarily due to the company assuming responsibilities as the Managing Partner of the Coal Partnership offset by the closure of the Bullmoose mine and workforce reductions at Red Dog and Trail. Collective bargaining agreements covering unionized employees at the company's various operations are as follows:

                                                        EXPIRY DATE OF
                                                     COLLECTIVE AGREEMENT
               -----------------------------------------------------------------
               Cajamarquilla                           DECEMBER 31, 2003(1)
               Trail                                           May 31, 2005
               David Bell                                  October 31, 2004
               Sullivan                                December 31, 2003(2)
               Quintette                               December 31, 2004(2)
               Antamina                                       July 24, 2006
               Highland Valley Copper                    September 30, 2006
               Elkview                                     October 31, 2005
               Coal Mountain                              December 31, 2004
               Line Creek                                      May 31, 2005
               Fording River                                 April 30, 2006
               Bullmoose                               December 31, 2003(1)
               =================================================================
         (1)   The Cajamarquilla collective agreement expired on December 31,
               2003. Negotiations are underway regarding a new agreement.
         (2)   The collective agreements at Sullivan, Bullmoose and Quintette cover the remaining bargaining unit employees working at these locations all of which are closed and in the process of being reclaimed.


FOREIGN OPERATIONS

The Red Dog mine and the Pogo development project located in Alaska, U.S.A., the Pend Oreille project in Washington State and the Antamina project and the Cajamarquilla zinc refinery located in Peru, are Teck Cominco's significant assets located outside of Canada. Teck Cominco holds its 22.5% interest in Antamina directly through its equity interest in the operating company of the project, CMA. The company holds a 100% interest in the Red Dog mine and an 85% interest in the Cajamarquilla zinc refinery. The Red Dog mine, the Cajamarquilla zinc refinery and the Antamina mine accounted for 29% of the company's 2003 consolidated revenue and, together with Pogo and Pend Oreille, represented approximately 46% of the company's total assets in 2003.

The company also has interests in various exploration and development projects in various foreign countries, with significant activities in the United States, Mexico, Peru, Chile, Brazil, Australia, Turkey and Namibia. The company currently has foreign exploration offices in all of the foregoing countries except Namibia.

See "Risks and Uncertainties - Foreign Activities" for further information on the risks associated with these foreign properties.


COMPETITIVE POSITION

The company sells base metals, metal concentrates, metallurgical coal and gold at prices determined by world markets over which it has no influence or control. Teck Cominco's competitive position is


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 52
determined by its costs compared to those of other producers throughout the world, and by its ability to maintain its financial integrity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, the location of its metal refining facilities and their cost of power and, as well, by operating and management skill. Teck Cominco reduces its exposure to metal price cycles and currency fluctuations through its hedging program. See "Hedging Program" for further details.

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


RISKS INHERENT IN THE MINING AND METALS BUSINESS

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

Mineral properties are often nonproductive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. Metallurgical operations such as Trail and Cajarmarquilla are also subject to risks of process upsets and equipment malfunctions. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

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


COMMODITY PRICE FLUCTUATIONS AND HEDGING

The results of the company's operations are significantly affected by the market price of base metals, metallurgical coal and gold which are cyclical and subject to substantial price fluctuations. The company's earnings are particularly senstitive to changes in the market price of zinc and metallurgical coal. Market prices can be affected by numerous factors beyond the company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 53
factors. If prices should decline below the company's cash costs of production and remain at such levels for any sustained period, the company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of the company's hedging programs are to reduce the risk of a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the company's business. There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks and production interruption events. The company's results of operations are also affected by the market price for electricity.

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


FUTURE MARKET ACCESS

Access to the company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the company is aware that do, or could, materially affect the company's access to certain markets, there can be no assurance that the company's access to these markets will not be restricted in the future.


MINERAL RESERVES AND RECOVERY ESTIMATES

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The company estimates its mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards.

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

The company's reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of employees of the company. These


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 54
individuals are not "independent" for purposes of applicable securities legislation. The company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures incorporated in this annual information form are estimates based on the interpretation of limited sampling and subjective judgements regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period.

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


ENVIRONMENT

Environmental legislation affects nearly all aspects of the company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The company's historical operations have generated significant environmental contamination. There can be no assurances that the company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the company.

Environmental laws and regulations are evolving in all jurisdictions where the company has activities. The company is not able to determine the specific impact that future changes in environmental laws and


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 55
regulations may have on the company's operations and activities, and its resulting financial position; however, the company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.


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


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 56

                         SELECTED FINANCIAL INFORMATION
                         ------------------------------


THREE-YEAR SUMMARY


         ($ IN MILLIONS, EXCEPT EPS)                      2003         2002         2001
         --------------------------------------------------------------------------------
         STATEMENT OF EARNINGS
         Revenue                                       $ 2,410      $ 2,187      $ 2,379
         Net earnings (loss)                               149           30      $   (21)
         Basic earnings (loss) per share               $  0.79      $  0.15      $ (0.17)
         Diluted earning per share                     $  0.76      $  0.15      $ (0.17)

         CASH PROVIDED BY OPERATIONS                   $   338      $   201      $   418

         BALANCE SHEET
         Total assets                                  $ 5,267      $ 4,958      $ 5,133
         Long-term debt, including                     $ 1,045      $   933      $ 1,005
             convertible debentures
         --------------------------------------------------------------------------------

         The main factors affecting the comparability of data are:

         (a) In the fourth quarter of 2003, the company recorded an after-tax gain of $41 million on the sale of the Los Filos property for gross proceeds of US$48 million.

         (b) In 2001, the company wrote down the carrying value of certain assets due to market conditions. The writedowns resulted in pre-tax charges to earnings of $169 million.

         (c) On July 19, 2001, the company acquired the remaining 50% of Cominco that it did not already own. The minority interest in Cominco's earnings was eliminated from that time forward.

         (d) The Antamina mine commenced production in the fourth quarter of 2001. Equity earnings IN 2002 INCLUDE A FULL YEAR OF ANTAMINA RESULTS. EFFECTIVE JUNE 30, 2003, CONSEQUENT UPON CERTAIN CHANGES IN THE VOTING RIGHTS OF THE COMPANY IN RELATION TO ANTAMINA, THE RESULTS OF ANTAMINA WERE PROPORTIONALLY CONSOLIDATED.

         (e) The sale of the Niobec mine was completed in the first quarter of 2001 with cash proceeds of $43 million and a note receivable of $5 million due in 2004. The sale of PacMin Mining Corporation Limited, which owned the Tarmoola and Carosue Dam mines, was completed in October 2001 for cash proceeds of $52 million and 17.4 million shares of Sons of Gwalia Limited.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 57

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


                             DIRECTORS AND OFFICERS
                             ----------------------


DIRECTORS

     NAME AND MUNICIPALITY                 OFFICE HELD AND PRINCIPAL OCCUPATIONS WITHIN               DIRECTOR
          OF RESIDENCE                                 PREVIOUS FIVE YEARS                              SINCE
--------------------------------------------------------------------------------------------------------------------
J. Brian Aune (1)(3)(4)(5)        Chairman of St. James Financial Corp., investment company.      February 1995
WESTMOUNT, PQ

Lloyd I. Barber (3)(4)(6)         President Emeritus, University of Regina.                       September 2001
REGINA, SK

Hugh J. Bolton (2)                Chairman, Epcor Utilities Inc., electrical utility, from 2000   September 2001
EDMONTON, AB                      to present; Corporate Director and financial consultant from
                                  1998 to 1999; Chairman and Chief Executive
                                  Officer, Coopers & Lybrand Canada from 1991 to
                                  1998.

James W. Gill (2)(6)              President and Chief Executive Officer, Aur Resources Inc.,      May 1990
TORONTO, ON                       mining company.

Masayuki Hisatsune (5)            Director and Vice President, Sumitomo Metal Mining America      February 2002
VANCOUVER, BC                     Inc. and President, Sumitomo Metal Mining Resources. From
                                  December 2001 to present; General Manager, Administration
                                  Department, Mineral Resources Division, Sumitomo Metal Mining
                                  Co. from 2000 to 2001; General Manager, Operations and
                                  Development, Engineering Department, Mineral Resources
                                  Division, Sumitomo Metal Mining Co. prior to 2000.

--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 58

     NAME AND MUNICIPALITY                 OFFICE HELD AND PRINCIPAL OCCUPATIONS WITHIN               DIRECTOR
          OF RESIDENCE                                 PREVIOUS FIVE YEARS                              SINCE
--------------------------------------------------------------------------------------------------------------------
Norman B. Keevil (1)              Chairman and previously Chief Executive Officer of the          July 1963
WEST VANCOUVER, BC                company from November 30, 1981 to July 25, 2001, and
                                  President of the company from November 30,
                                  1981 to June 8, 2000.

Norman B. Keevil III  (6)         Chief Executive Officer, Pyramid Automation Ltd.;               April 1997
VICTORIA, BC                      manufacturers of special purpose automation equipment.

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

Warren S. R. Seyffert (6)         Counsel at Lang Michener, law firm.                             August 1989
TORONTO, ON

David R. Sinclair (1)(2)(4)       Corporate Director.                                             September 2001
NANOOSE BAY, BC

Keith E. Steeves (2)(5)           Corporate Director since June 1, 1996; previously Senior Vice   October 1981
RICHMOND, BC                      President, Commercial of the company.

Chris M.T. Thompson(2)(6)         Chief Executive Officer and Chairman of the Board of Gold       June 2003
DENVER, CO                        Fields Ltd. from 1998 to 2002.  Currently Chairman of the
                                  Board of Gold Fields Ltd. and Chairman of the World Gold
                                  Council.

David A. Thompson (1)             Chief Executive Officer of the company since July 25, 2001;     October 1980
WEST VANCOUVER, BC                Deputy Chairman of the company since June 8, 2000; previously
                                  Senior Vice President of the company from July
                                  11, 1988 to June 8, 2000 and from January 1,
                                  1995 to July 25, 2001, President and Chief
                                  Executive Officer of Cominco Ltd.

Robert J. Wright (1)(2)(3)(4)     Deputy Chairman of the company since June 8, 2000; previously   May 1994
                 (5)(6)           Chairman of the company from September 7, 1994 to June 8,
TORONTO, ON                       2000; President, Glenedin Inc.
--------------------------------------------------------------------------------------------------------------------

         (1)      Member of the Executive Committee
         (2)      Member of the Audit Committee
         (3)      Member of the Compensation Committee
         (4)      Member of the Pension Committee
         (5)      Member of the Corporate Governance Committee
         (6)      Member of the Environment, Health & Safety Committee

Each of the directors is elected to hold office until the annual meeting to be held on April 28, 2004 or until a successor is duly elected or appointed.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 59

OFFICERS

        NAME AND MUNICIPALITY                          OFFICE HELD AND PRINCIPAL OCCUPATIONS WITHIN
            OF RESIDENCE                                           PREVIOUS FIVE YEARS
--------------------------------------------------------------------------------------------------------------------
Norman B. Keevil                        Chairman and previously Chief Executive Officer of the company from
WEST VANCOUVER, BC                      November 30, 1981 to July 25, 2001, and President of the company from
                                        November 30, 1981 to June 8, 2000.

Robert J. Wright                        Deputy Chairman of the company since June 8, 2000; previously Chairman and
TORONTO, ON                             President, Glenedin Inc.

David A. Thompson                       Chief Executive Officer of the company since July 25, 2001 and Deputy
WEST VANCOUVER, BC                      Chairman of the company since June 8, 2000; previously Senior Vice
                                        President of the company; President and Chief Executive Officer of Cominco.

Roger A. Brain                          Senior Vice President, Marketing and Refining; previously Vice President,
NORTH VANCOUVER, BC                     Marketing and Sales of Cominco.

Douglas H. Horswill                     Senior Vice President, Environment and Corporate Affairs; previously Vice
WEST VANCOUVER, BC                      President, Environment & Corporate Affairs of Cominco Ltd.

Michael P. Lipkewich                    Senior Vice President, Mining.
WEST VANCOUVER, BC

John G. Taylor                          Senior Vice President, Finance and Chief Financial Officer.
VANCOUVER, BC

Michael J. Allan                        Vice President, Engineering, since September 3, 1999; previously General
NORTH VANCOUVER, BC                     Manager, Engineering.

Jon A. Collins                          Vice President, Exploration Business Development; previously Vice
VANCOUVER, BC                           President, Exploration of Cominco.

Fred S. Daley                           Vice President, Exploration.
DELTA, BC

Michel P. Filion                        Vice President, Environment.
SURREY, BC

Gary M. Jones                           Vice President, Business Development.
BURNABY, BC

G. Leonard Manuel                       Vice President and General Counsel; previously General Counsel and
WEST VANCOUVER, BC                      Secretary of Cominco.

Richard A. Mundie                       Vice President, Special Projects, previously Vice President, Marketing from
WEST VANCOUVER, BC                      February 21, 2001 to September 30, 2002, Vice President, Commercial, from
                                        June 1, 1996 to February 21, 2001.

Peter C. Rozee                          Vice President, Commercial and Legal Affairs since March 2001; previously
WEST VANCOUVER, BC                      Vice President, General Counsel and Secretary, Inmet Mining Corporation.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 60

        NAME AND MUNICIPALITY                          OFFICE HELD AND PRINCIPAL OCCUPATIONS WITHIN
            OF RESIDENCE                                           PREVIOUS FIVE YEARS
--------------------------------------------------------------------------------------------------------------------
James A. Utley                          Vice President, Human Resources, previously Vice President, Human Resources
WEST VANCOUVER, BC                      of Cominco.

John F.H. Thompson                      Chief Geoscientist.
VANCOUVER, BC

Lawrence A. Mackwood                    Treasurer.
WEST VANCOUVER, BC

Howard C. Chu                           Controller.
VANCOUVER, BC

Karen L. Dunfee                         Corporate Secretary.
RICHMOND, BC

Anthony A. Zoobkoff                     Senior Counsel and Assistant Secretary; previously Senior Counsel and
NORTH VANCOUVER, BC                     Assistant Secretary of Cominco.
====================================================================================================================


OWNERSHIP BY DIRECTORS AND OFFICERS

The directors and executive officers as a group beneficially own directly or indirectly or exercise control or direction over the following shares issued by the company:


                                            SHARES BENEFICIALLY OWNED OR OVER WHICH        AS A % OF THE TOTAL
                                               CONTROL OR DIRECTION IS EXERCISED        OUTSTANDING OF THE CLASS
--------------------------------------------------------------------------------------------------------------------
Class A common shares                                       210,640                               4.5%

Class B subordinate voting shares                           883,310                               0.48%
--------------------------------------------------------------------------------------------------------------------

In addition, one director of the company is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and is a director of Keevil Holding Corporation. Keevil Holding Corporation holds 51% of the voting shares of Temagami Mining Company Limited ("Temagami") which holds 2,150,000 Class A common shares, representing 46% of the shares of this class. Three directors of the company are directors of Temagami.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 61

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

(2) Additional information, including directors' and officers' remuneration and indebtedness to the company, principal holders of the issuer's securities, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for the company's Annual Meeting of Shareholders to be held on April 28, 2004. Additional financial information is provided in the comparative financial statements of the company for 2002 and 2003. Copies of these documents are available upon request from the Corporate Secretary of the company.

(3) Unless otherwise stated information contained herein is as at February 20, 2004.


--------------------------------------------------------------------------------
TECK COMINCO LIMITED - 2003 ANNUAL INFORMATION FORM                      Page 62

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------




--------------------------------------------------------------------------------




                              TECK COMINCO LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001




--------------------------------------------------------------------------------

                      [LETTERHEAD - PRICEWATERHOUSECOOPERS]

AUDITORS' REPORT
to the Shareholders of Teck Cominco Limited


We have audited the consolidated balance sheets of TECK COMINCO LIMITED as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.



/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 6, 2004

TECK COMINCO LIMITED
Consolidated Balance Sheets
As at December 31

================================================================================
($ IN MILLIONS)                                                   2003     2002
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
         Cash (note 6(c))                                       $   96   $   91
         Accounts and settlements receivable                       315      235
         Production inventories                                    387      495
         Supplies and prepaid expenses                             135      134
         -----------------------------------------------------------------------
                                                                   933      955

INVESTMENTS (note 3)                                               478      414
PROPERTY, PLANT AND EQUIPMENT (note 4)                           3,615    3,393
OTHER ASSETS (note 5)                                              241      196

--------------------------------------------------------------------------------
                                                                $5,267   $4,958
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
         Accounts payable and accrued liabilities               $  334   $  294
         Current portion of long-term debt (note 6)                 58       26
         -----------------------------------------------------------------------
                                                                   392      320

LONG-TERM DEBT (note 6)                                          1,045      933
OTHER LIABILITIES (note 7)                                         408      381
FUTURE INCOME AND RESOURCE TAXES (note 11)                         669      556
DEBENTURES EXCHANGEABLE FOR INCO SHARES  (note 8)                  248      248
SHAREHOLDERS' EQUITY (note 9)                                    2,505    2,520

--------------------------------------------------------------------------------
                                                                $5,267   $4,958
================================================================================

Commitments and contingencies (note 15)


APPROVED BY THE BOARD OF DIRECTORS


(signed) David A. Thompson

(signed) Keith E. Steeves

The accompanying notes are an integral part of the financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Earnings
Years Ended December 31

===============================================================================================
($ IN MILLIONS, EXCEPT PER SHARE DATA)                          2003         2002         2001
-----------------------------------------------------------------------------------------------
REVENUES                                                   $   2,410    $   2,187    $   2,379
OPERATING EXPENSES                                            (1,887)      (1,805)      (1,751)
DEPRECIATION AND AMORTIZATION                                   (218)        (199)        (226)
-----------------------------------------------------------------------------------------------
OPERATING PROFIT                                                 305          183          402

OTHER EXPENSES
      General, administration and marketing                      (54)         (53)         (58)
      Interest on long-term debt                                 (69)         (67)         (77)
      Mineral exploration                                        (30)         (34)         (59)
      Research and development                                   (14)         (19)         (15)
      Other income (note 10)                                       4            8           62

ASSET VALUATION WRITEDOWNS (note 10)                              --           --         (169)
GAIN ON DISPOSITION OF LOS FILOS PROPERTY (note 2(c))             58           --           --
                                                                 200           18           86

PROVISION FOR INCOME AND RESOURCE TAXES (note 11)
      Earnings from operations                                   (44)          (5)        (103)
      Asset valuation writedowns                                  --           --           47
      Los Filos property disposition (note 2(c))                 (17)          --           --
MINORITY INTERESTS                                                --           --          (50)
EQUITY EARNINGS (LOSS) (note 2(b))                                10           17           (1)

-----------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                        $     149    $      30    $     (21)
===============================================================================================

BASIC EARNINGS (LOSS) PER SHARE                            $    0.79    $    0.15    $   (0.17)
DILUTED EARNINGS (LOSS) PER SHARE                          $    0.76    $    0.15    $   (0.17)
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)                  184,823      184,526      141,808
SHARES OUTSTANDING AT THE END OF THE YEAR (000'S)            186,492      184,537      184,478

The accompanying notes are an integral part of the financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
Years Ended December 31

=========================================================================================
($ IN MILLIONS)                                                   2003     2002     2001
-----------------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING OF THE YEAR                          $ 472    $ 502    $ 572
Adjustment on adoption of new accounting standard
      for translation of foreign currencies (note 1)                --      (20)     (20)

-----------------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING OF THE YEAR AS RESTATED                472      482      552

Net earnings (loss)                                                149       30      (21)
Dividends                                                          (37)     (37)     (29)
Shares issued to Class A common shareholders (note 9(h))            --       --      (10)
Purchase and cancellation of Class B Subordinate Voting Shares      --       --       (7)
Interest on exchangeable debentures, net of taxes (note 9(a))       (3)      (3)      (3)

-----------------------------------------------------------------------------------------
BALANCE AS AT THE END OF THE YEAR                                $ 581    $ 472    $ 482
=========================================================================================

The accompanying notes are an integral part of the financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Cash Flows
Years Ended December 31

=============================================================================================
($ IN MILLIONS)                                                       2003     2002     2001
---------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
      Net earnings (loss)                                            $ 149    $  30    $ (21)
      Items not affecting cash:
         Depreciation and amortization                                 218      199      226
         Future income and resource taxes                               17      (22)      48
         Equity (earnings) loss                                        (10)     (17)       1
         Minority interests                                             --       --       50
         Gain on disposition of Los Filos, net of current taxes        (45)      --       --
         Asset valuation writedowns, net of taxes                       --       --      122
         Other                                                           9       11       (8)
     ----------------------------------------------------------------------------------------
                                                                       338      201      418
      Net change in non-cash working capital items (note 13)            62       51     (119)
     ----------------------------------------------------------------------------------------
                                                                       400      252      299

FINANCING ACTIVITIES
      Short-term bank loans                                             --      (80)      75
      Long-term debt                                                   259      345      219
      Repayment of long-term debt                                     (277)    (439)     (53)
      Decrease in funds held on deposit                                 --      157     (157)
      Reduction of long-term liabilities                               (55)     (27)      --
      Interest on exchangeable debentures (note 9(a))                   (5)      (5)      (5)
      Issuance (purchase and cancellation) of
         Class B Subordinate Voting Shares                              24        1      (20)
      Dividends paid                                                   (37)     (37)     (35)
      Shares of subsidiary issued                                       --       --       19
     ----------------------------------------------------------------------------------------
                                                                       (91)     (85)      43

INVESTING ACTIVITIES
      Property, plant and equipment                                   (162)    (187)    (346)
      Investment in coal partnership and income trust                 (275)      --       --
      Purchase of shares in Cominco Ltd.                                --       --     (277)
      Partial redemption of Cominco exchangeable debenture              --       --      (38)
      Deferred payment received from Aur Resources Inc.                 48       --       --
      Investments                                                      (22)     (18)     (36)
      Proceeds from sale of assets                                      24       28      131
      Proceeds from disposition of Los Filos, net of current taxes      49       --       --
      Refund of tax deposit                                             --       --       57
      Cash recognized upon consolidation of  Antamina (note 2(b))       41       --       --
     ----------------------------------------------------------------------------------------
                                                                      (297)    (177)    (509)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                 (7)      --        2

---------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                              5      (10)    (165)

CASH AT THE BEGINNING OF THE YEAR                                       91      101      266

---------------------------------------------------------------------------------------------
CASH AT THE END OF THE YEAR                                          $  96    $  91    $ 101
=============================================================================================

The accompanying notes are an integral part of the financial statements.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     Teck Cominco Limited (the company) is engaged in mining and refining businesses including exploration, development, mining, processing, smelting and refining. The company's major products are zinc, metallurgical coal, copper, gold, lead, electrical power, fertilizers and specialty metals. Revenue from refined lead, electrical power, fertilizer and specialty metals are included in zinc smelter revenue for segmented purposes.

     The consolidated financial statements of the company are prepared using accounting principles generally accepted in Canada. Note 17 reconciles the company's earnings and shareholders' equity to results that would have been obtained had the company's consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States.

     BASIS OF PRESENTATION

     These consolidated financial statements include the accounts of the company and all of its subsidiaries. Many of the company's mining activities are conducted through interests in joint ventures and partnerships where the company shares joint control. These joint ventures and partnerships are accounted for using the proportionate consolidation method. Inter-company accounts and transactions have been eliminated on consolidation.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgment is applied include asset and investment valuations, ore reserve determinations, in-process inventory quantities, plant and equipment lives, contingent liabilities, future income tax valuation reserves, environment and post-closure obligations and pension liabilities. Actual results could differ from these estimates.

     TRANSLATION OF FOREIGN CURRENCIES

     Monetary assets and liabilities are translated at year-end exchange rates, and other assets and liabilities are translated at historical rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings, except when hedged.

     The assets and liabilities of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment. Gains and losses on foreign currency loans that are designated as hedges of a net investment in self-sustaining foreign operations are excluded from earnings and reported in shareholders' equity in the same manner as translation differences.

     Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses on long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. In 2002, the company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange losses on long-term debt as at December 31, 2001.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     CASH

     Cash includes cash on account, demand deposits and short-term investments with original maturities of three months or less.

     INVESTMENTS

     Investments, which comprise marketable and other securities, are carried at cost less any amounts written off to reflect an impairment in value which is other than temporary.

     INVESTMENT IN FORDING CANADIAN COAL TRUST

     The investment in Fording Canadian Coal Trust is recorded at cost plus the company's share of earnings of the Trust less the cash distributions.

     PROPERTY, PLANT AND EQUIPMENT

     (a)   Plant and equipment

           Plant and equipment are depreciated over the estimated lives of the assets on\ a unit-of-production or straight-line basis as appropriate.

     (b)   Mineral properties and deferred costs

           Exploration costs and costs of acquiring mineral properties are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves as shown by an economic study are believed to exist, in which case they are deferred.

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

     (c)   Investments in mining operations

           Investments in mining operations over which the company has significant influence, but not joint control, are accounted for using the equity method.

     (d)   Impairment tests

           The company performs impairment tests periodically on its assets which compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     REVENUE RECOGNITION

     Sales are recognized and revenues are recorded at market prices upon the delivery of the product to the customer when title transfer and the rights and obligations of ownership pass to the customer. A number of the company's products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

     The company standardized the timing of revenue recognition for all of its operations in 2003. This has resulted in an $8 million increase to net earnings in 2003 but has no material effect on reported earnings of 2001 and 2002.

     PRODUCT INVENTORIES

     Product inventories include finished goods, raw materials and in-process inventories and are valued at the lower of cost and net realizable value.

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

     PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

     Pension and other employee future benefit expenses and liabilities are based on actuarial determinations. Certain actuarial assumptions used in the determination of future benefits and defined benefit pension plan liabilities are based upon management's best estimates, including expected plan performance, salary escalation and retirement dates of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date of high quality debt instruments. Differences between the actuarial liabilities and the amounts recorded in financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Differences which are greater than 10% of the fair value of the plan's assets or the accrued benefit obligation are taken into the determination of income over the average remaining service life of the related employees. The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.

     Non-pension post-retirement benefits are accrued and are funded by the company as they become due.

     STOCK BASED COMPENSATION

     The company has a share option plan as described in note 9(e). Effective January 1, 2002, the company adopted the new accounting standard for stock based compensation. As permitted by the standard, the company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors as the exercise price is equal to the market price at the date of grant. Pro forma disclosure of the compensation expense which would have been recorded under the fair value method is disclosed in note 9(e).

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

     SITE RESTORATION AND POST CLOSURE COSTS

     Expenses related to ongoing environmental and site restoration activities are accrued when a liability to incur the expenditure is known and can be measured. Actual expenditures are charged against the related provision.

     Provisions for future site restoration and reclamation and other post closure costs in respect of operating sites are charged to earnings over the estimated life of the assets, commencing when a reasonable estimate of the cost can be made. Annual recurring holding costs of legacy properties are expensed as incurred.

     EARNINGS PER SHARE

     Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The company follows the `treasury stock' method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should `in the money' options and warrants be exercised and the proceeds used to repurchase common shares at the weighted average market price in the period. Convertible securities are included in the calculation if dilutive. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

     HEDGING TRANSACTIONS

     The company uses forward foreign exchange and commodity contracts and interest rate swaps to manage its exposure to fluctuating exchange rates, commodity prices and interest rates. Realized gains and losses relating to these foreign exchange and commodity hedge instruments are taken into revenue at the time the commodities to which they are matched are sold. The company also designates a portion of its U.S. currency debt as a hedge against a portion of its net investment in foreign subsidiaries whose functional currency is the U.S. dollar. Foreign exchange gains and losses on the designated portion are included in the cumulative translation adjustment in shareholders' equity.


2.   ACQUISITIONS AND DISPOSITIONS

     (a)   Investment in Elk Valley Coal Partnership and Fording Canadian Coal
           Trust

           On February 28, 2003, the company completed a transaction with Fording Inc. (Fording), Westshore Terminals Income Fund, Sherritt International Corporation and the Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and the company. The company contributed its Elkview mine, with a net book value of $167 million, and $125 million in cash to obtain a 35% interest in the resulting Elk Valley Coal Partnership (Coal Partnership). Under the terms of the Partnership Agreement, Teck Cominco Limited is the manager of the Coal Partnership. This interest may be increased to 40% should the Coal Partnership meet certain earnings and efficiency targets by March 31, 2007.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

2.   ACQUISITIONS AND DISPOSITIONS, CONTINUED

     On formation of the Coal Partnership the net assets of the partnership were assigned costs based on their fair values as follows:

         ===============================================================================
                                                                        ($ IN MILLIONS)
         -------------------------------------------------------------------------------
         Purchase price
             Book value of net assets contributed to the Coal Partnership        $ 167
             Cash contributed                                                      125

         -------------------------------------------------------------------------------
         Total cost of acquisition                                                $292
         -------------------------------------------------------------------------------

         Assets acquired
             Product inventories                                                   $53
             Other current assets                                                   42
             Property, plant and equipment                                         368

         -------------------------------------------------------------------------------
                                                                                   463
         -------------------------------------------------------------------------------

         Liabilities assumed
             Current liabilities                                                    51
             Long-term debt                                                          8
             Other long-term liabilities                                            35
             Future income tax liability                                            77
         -------------------------------------------------------------------------------
                                                                                   171
         -------------------------------------------------------------------------------

         Net assets acquired                                                      $292
         ===============================================================================

     The company also paid $150 million for a 9.1% interest in the Fording Canadian Coal Trust (FCCT), formed by the reorganization of Fording into an income trust. FCCT owns 65% of the Coal Partnership and other assets. Accordingly, the company's direct and indirect interest in the Coal Partnership is 41% with the potential of increasing to approximately 46%. The company has accounted for its 35% direct interest in the partnership on the proportionate consolidation basis. The company's 9.1% interest in FCCT is included in investments and is recorded at cost plus the company's share of earnings of the trust less cash distributions.

     (b)   Investment in Antamina

           The company owns a 22.5% interest in Compania Minera Antamina S.A.
           (CMA), which owns the Antamina mine. On July 1, 2003, CMA delivered to the senior lenders the certificates required by the project debt agreement to achieve completion and the project debt became non-recourse to the shareholders of CMA (note 6(c)). This resulted in certain voting restrictions on the company in relation to the management of CMA being removed. Prior to July 1, 2003 the company's net investment in CMA was included in property, plant and equipment and earnings were equity accounted.

           Commencing July 1, 2003, the company began to proportionately consolidate its investment in CMA reflecting its share of the assets, liabilities, revenues, expenses and cash flows of CMA in these financial statements.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

2.   ACQUISITIONS AND DISPOSITIONS, CONTINUED

     Values were assigned to the net assets of CMA at the date of commencement of proportionate consolidation as follows:

         =======================================================================
                                                                 ($ IN MILLIONS)
         -----------------------------------------------------------------------

         Cash                                                             $41
         Working capital                                                   27
         Property, plant and equipment                                    611
         Long-term debt                                                  (360)
         Other liabilities                                                (12)

         -----------------------------------------------------------------------
         Net investment                                                  $307
         =======================================================================

     (c)  Disposition of Los Filos Property

           In October 2003, the company completed the sale of its 70% interest in the Los Filos gold property in Mexico to Wheaton River Minerals Ltd. for cash proceeds of US$48 million. The company recorded a gain on disposition of $58 million (US$43 million) before provision for income tax of $17 million.

     (d)   Acquisition of Lennard Shelf Zinc Mines

           In November 2003, the company completed the purchase of the mineral properties, plant, equipment and infrastructure of the Lennard Shelf zinc mines in Western Australia for $26 million. The mines were shut down and placed on care and maintenance prior to the acquisition.

     (e)   Sale of PacMin

           In November 2001, the company disposed of its interest in PacMin Mining Corporation and realized no gain or loss on the sale. The company received cash of $52 million and 17.4 million shares of the purchaser, Sons of Gwalia Ltd. In addition the purchaser assumed $89 million of PacMin debt.

     (f)   Sale of Niobec Mine

           In March 2001, the company sold its 50% interest in the Niobec mine in Quebec to Mazarin Inc. The company received cash proceeds of $43 million and a note in the amount of $5 million. An after-tax gain of $11 million was realized on the sale.

3.   INVESTMENTS

        ========================================================================
        ($ IN MILLIONS)                                           2003     2002
        ------------------------------------------------------------------------

        Investments
            Inco Limited common shares (note 8)                   $246     $246
            Fording Canadian Coal Trust (note 2(a))                141       --
            Sons of Gwalia Ltd.                                     64       64
            Marketable securities                                   22       24
            Loans receivable                                        --       76
            Other                                                    5        4

        ------------------------------------------------------------------------
                                                                  $478     $414
        ========================================================================

     Investments in Fording Canadian Coal Trust, Sons of Gwalia Ltd. and marketable securities with a carrying value of $227 million (2002 - $88 million) had a quoted market value of $316 million (2002 - $95 million) at December 31, 2003.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

4.   PROPERTY, PLANT AND EQUIPMENT

        ========================================================================
        ($ IN MILLIONS)                                           2003     2002
        ------------------------------------------------------------------------

        Mines and processing facilities                         $4,618   $3,949
        Accumulated depreciation and depletion                  (1,346)  (1,191)
        ------------------------------------------------------------------------
                                                                 3,272    2,758

        Development projects and other                             343      287
        Investment in Antamina (note 2(b))                          --      348

        ------------------------------------------------------------------------
                                                                $3,615   $3,393
        ========================================================================


5.   OTHER ASSETS

        ========================================================================
        ($ IN MILLIONS)                                           2003     2002
        -----------------------------------------------------------------------

        Future tax benefits and investment tax
            credits (note 11)                                     $130     $139
        Pension assets (note 14)                                    57       10
        Amounts held on deposit                                     25       30
        Other                                                       29       17

        -----------------------------------------------------------------------
                                                                  $241     $196
        ========================================================================


6.   LONG-TERM DEBT

        ========================================================================
        ($ IN MILLIONS)                                           2003     2002
        ------------------------------------------------------------------------

        Convertible debenture due 2006 (a)                     $   202     $241
        6.875% debenture due February 2006 (US$150 million)        194      237
        7% debenture due September 2012 (US$200 million) (b)       255      312
        Antamina senior debt (c)                                   323       --
        Cajamarquilla debt (2003 - US$60 million;
            2002 - US$88 million) (d)                               78      138
        Revolving credit facility (g)                               46       --
        Other                                                        5       31
        ------------------------------------------------------------------------
                                                                 1,103      959
        Less current portion (f)                                   (58)     (26)
        ------------------------------------------------------------------------

                                                                $1,045     $933
        ========================================================================

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

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

6.   LONG-TERM DEBT, CONTINUED

     (b) In September 2002, the company issued debentures in the amount of US$200 million, bearing interest at 7% and due September 15, 2012.

     (c) In 1999, Compania Minera Antamina S.A. (CMA) completed a senior debt financing for the Antamina project. In connection with the financing, the company had provided the lenders with a guarantee of its 22.5% share of the debt during the pre-completion phase. On July 1, 2003, CMA delivered the certificates required by the project debt agreement to achieve completion and the project debt became non-recourse to the CMA shareholders.

           All material assets and agreements of CMA and the common shares and subordinated debt of CMA held by the company are pledged as security for the senior debt facilities. The interest rates on the senior debt are based on LIBOR plus a variable spread. The repayment terms of the principal amount of the various senior debt facilities vary from 6.5 to 10.5 years from the first repayment date which was September 2002. Semi-annual principal repayments of US$16 million are being made by CMA with respect to the company's US$250 million share of the senior debt. Certain conditions must be met prior to distributions by CMA to shareholders including the requirement to make prepayments on the senior debt. In addition, CMA must maintain cash balances with the senior lenders which may only be used to make these payments. The company's share of these balances totalled $28 million at December 31, 2003.

     (d) Cajamarquilla has an outstanding term loan of US$55 million and a working capital facility for US$17 million of which US$5 million was drawn at December 31, 2003. The interest rates on these loans are based on LIBOR plus a variable spread and semi-annual principal payments of US$4 million are being made on the term loans. The working capital loan is due in April 2004 and discussions are underway to extend the facility.

           The assets of Cajamarquilla and the common shares of Cajamarquilla held by the company and Marubeni Caja Investments Limited are pledged as security for the outstanding term and working capital loans. The company has guaranteed 83% of the loans.

     (e) The Elk Valley Coal Partnership has a $120 million revolving credit facility for working capital purposes, of which the company's 35% share is $42 million. At December 31, 2003, the Coal Partnership had not drawn on this credit facility but had issued letters of credit totalling $32 million.

     (f) Scheduled repayments on long-term debt are $58 million in 2004, $51 million in 2005, $452 million in 2006, $51 million in 2007, $97 million in 2008 and $394 million thereafter. Included in the current portion of long-term debt are $10 million of the term loan and the $7 million (US$5 million) working capital loan of Cajamarquilla.

     (g) At December 31, 2003, the company had revolving credit facilities aggregating $808 million. The amount of the company's revolving credit facilities becoming due is $84 million in 2004, $269 million in 2006, $405 million in 2007 and $50 million in 2008. The company has issued $111 million of letters of credit in addition to the drawn portion of $46 million, with the unused portion of the credit facility amounting to $651 million as at December 31, 2003.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

7.   OTHER LIABILITIES

        ========================================================================
        ($ IN MILLIONS)                                            2003    2002
        ------------------------------------------------------------------------

        Accrued post-closure costs
            Site restoration costs                                 $136    $143
            Other post-closure costs                                 25      17
        Accrued pension liability (note 14)
            Defined benefit pension plan                             39      21
            Other post-retirement benefits                          130     127
        Provision for worker compensation benefits                   24      20
        Minority interest in Cajamarquilla                           24      30
        Other                                                        30      23

        ------------------------------------------------------------------------
                                                                   $408    $381
        ========================================================================


8.   DEBENTURES EXCHANGEABLE FOR INCO COMMON SHARES

        ========================================================================
        ($ IN MILLIONS)                                            2003    2002
        ------------------------------------------------------------------------

        Exchangeable debentures due 2021 at quoted market value    $285    $186
        Deferred gain (loss)                                        (37)     62

        ------------------------------------------------------------------------
                                                                   $248    $248
        ========================================================================

     In September 1996, the company issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount of the exchangeable debentures is exchangeable at the option of the holder for
     20.7254 common shares of Inco Limited (subject to adjustment if certain events occur), without payment of accrued interest. The company may satisfy the exchange obligation by a cash payment determined with reference to the market value of the common shares at the time of the exchange.

     The exchangeable debentures are redeemable at the option of the company on or after September 12, 2006. Redemption may be satisfied by delivery of the Inco common shares owned by the company, or payment of a cash amount related to the market value of the Inco common shares at the time of redemption.

     The Inco common shares (note 3) held by the company have been pledged as security for the exchangeable debentures and the company has designated the Inco common shares as a hedge against these exchangeable debentures. As a result any gains and losses on the Inco common shares are offset by corresponding gains and losses on the exchangeable debentures.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

9.   SHAREHOLDERS' EQUITY

        ======================================================================================================
                                                             2003                            2002
        ------------------------------------------------------------------------------------------------------
        ($ IN MILLIONS)                                  SHARES                         SHARES
                                                     (in 000's)        AMOUNT        (in 000's)        AMOUNT
        ------------------------------------------------------------------------------------------------------
        Exchangeable debentures due 2024 (a)                         $    107                           $ 107

        Capital stock
            Class A common shares                         4,682             7            4,682              7
            Class B Subordinate Voting Shares (d)       181,810         1,803          179,855          1,779
        ------------------------------------------------------------------------------------------------------
                                                                        1,810                           1,786

        Contributed surplus                                                50                              50
        Cumulative translation adjustment (i)                             (43)                            105
        Retained earnings                                                 581                             472

        ------------------------------------------------------------------------------------------------------
                                                                       $2,505                          $2,520
        ======================================================================================================

     (a)   Exchangeable debentures due 2024

           In April 1999 the company issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco. At the time of the merger with Cominco in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745 and each debenture became convertible into 76.596 Class B Subordinate Voting Shares for a total, if exchanged, of 11,489,000 Class B Subordinate Voting Shares. Interest is at 2% above the company's dividend yield using a share price of $9.72. In 2003, the interest rate so determined was 4.06%.

           The debentures are exchangeable by the holder or redeemable by the company at any time. If redeemed by the company, the company will pay a premium over the market value of the underlying Class B Subordinate Voting Share which was $56 per $1,000 principal amount of debenture at December 31, 2003 and declines to nil in 2007.

           By virtue of the company's option to deliver a fixed number of Class B Subordinate Voting Shares to satisfy the principal payments, the debentures net of issue costs are classified as a component of shareholders' equity. The interest, net of taxes, is charged directly to retained earnings.

     (b)   Authorized share capital

           The company's authorized share capital consists of an unlimited number of Class A common shares (Class A shares) without par value, an unlimited number of Class B Subordinate Voting Shares without par value and an unlimited number of preferred shares without par value issuable in series.

           The Class A shares carry the right to 100 votes per share and the Class B Subordinate Voting Shares carry the right to one vote per share. Each Class A share is convertible, at the option of the holder, into one Class B Subordinate Voting Share. In all other respects the Class A and Class B Subordinate Voting Shares rank equally. Subject to certain exceptions, if a take-over bid is made in respect of the Class A shares and is not made concurrently with an offer to purchase Class B Subordinate Voting Shares on identical terms, each outstanding Class B Subordinate Voting Share will be convertible into a Class A share, if the take-over bid is accepted by holders of a majority of the Class A shares.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

9.   SHAREHOLDERS' EQUITY, CONTINUED

     (c)   Preference shares

           In November 2003, the Articles of the company were amended and the company issued 790,000 Series 1 and 550,000 Series 2 preference shares to replace certain preference shares of its wholly-owned subsidiary, Teck Cominco Metals Ltd. (formerly Cominco Ltd.). These shares entitle the holders to receive dividends and redemptions based upon a rate of return index governed by world prices for lead and silver. The rate of return index to date has been insufficient to trigger any dividend or redemption. Based on foreseeable metal prices these shares are expected to expire in March 2006 without any dividends or redemptions. The company has assigned no value to these shares.

     (d)   Class B Subordinate Voting Shares

           ===============================================================================
                                                               SHARES ISSUED
           ($ in millions)                                        (in 000's)      AMOUNT
           -------------------------------------------------------------------------------
           At December 31, 2000                                      101,802    $    868

           Issued in respect of Cominco merger                        78,482         913
           Options exercised                                              67           1
           Purchased and cancelled                                    (1,495)        (13)
           Issued in respect of an amendment to
              the Articles of the company (h)                            938          10
           Issued to holders of shares of predecessor
              companies merged with the company                            2          --
           -------------------------------------------------------------------------------

           At December 31, 2001                                      179,796      $1,779

           Options exercised (e)                                          59          --
           -------------------------------------------------------------------------------

           At December 31, 2002                                      179,855       1,779

           Options exercised (e)                                       1,943          24
           Issued to holders of shares of predecessor
              companies merged with the company                           12          --

           -------------------------------------------------------------------------------
           At December 31, 2003                                      181,810      $1,803
           ===============================================================================

     At December 31, 2003 there were 378,878 Class B Subordinate Voting Shares (2002 - 391,204 shares) reserved for issuance to the former shareholders of predecessor companies that merged with the company in prior years.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

9.   SHAREHOLDERS' EQUITY, CONTINUED

     (e)   Share options

           In the year ended December 31, 2003, the company granted to directors and employees 1,301,000 Class B Subordinate Voting Share options at market with a weighted average exercise price of $11.70 per share. These share options have a term of six years and expire in 2009. At December 31, 2003, outstanding director and employee share options totalled 6,224,000 (3.4.% of issued share capital) with exercise prices ranging between $6.39 and $19.80 per share.

           As permitted by generally accepted accounting principles, the company does not use the fair value method of accounting for share options granted to employees and directors. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $3 million (2002 - $5 million) in respect of its employee and director share options granted in 2003. Pro forma earnings for 2003 and 2002 determined under the fair value method of accounting for stock options are as follows:

           =====================================================================
           ($ IN MILLIONS)                                      2003      2002
           ---------------------------------------------------------------------

           Net earnings
               As reported                                     $ 149     $  30
               Compensation expense                               (3)       (5)

           ---------------------------------------------------------------------
               Pro forma net earnings                          $ 146     $  25
           =====================================================================

           Basic earnings per share
               As reported                                     $0.79     $0.15
               Pro forma                                       $0.77     $0.12

           Diluted earnings per share
               As reported                                     $0.76     $0.15
               Pro forma                                       $0.74     $0.12

     The weighted average fair value of Class B Subordinate Voting Share options was estimated as $2.52 per share option (2002 - $3.07) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

           =====================================================================
                                                               2003        2002
           ---------------------------------------------------------------------

           Dividend yield                                     1.77%        1.5%
           Risk free interest rate                            4.50%       4.42%
           Expected life (based on recent experience)     3.5 years   3.7 years
           Expected volatility                                  25%         25%

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

9.   SHAREHOLDERS' EQUITY, CONTINUED

     Outstanding share options:

           =====================================================================================================
                                                                 2003                         2002
                                                      ----------------------------------------------------------
                                                                 WEIGHTED AVERAGE              WEIGHTED AVERAGE
                                                         SHARES    EXERCISE PRICE     SHARES     EXERCISE PRICE
                                                      (in 000's)                   (in 000's)
           -----------------------------------------------------------------------------------------------------
           Outstanding at beginning of year               8,254        $14.51         6,779         $14.68

           Granted under plan                             1,301         11.70         1,671          13.76
           Exercised                                     (1,943)        12.26           (59)          9.56
           SARs exercised                                  (215)        13.83           (36)         11.54
           Expired                                       (1,172)        22.08           (63)         17.68
           Forfeited                                         (1)        15.46           (38)         16.63

           -----------------------------------------------------------------------------------------------------
           Outstanding at end of year                     6,224        $13.22         8,254         $14.51
           =====================================================================================================

           Options vested and exercisable at
              year-end                                    6,224        $13.22         7,996         $14.48
           =====================================================================================================

     Information relating to share options outstanding at December 31, 2003:

           =====================================================================================================
                                                                       WEIGHTED AVERAGE        WEIGHTED AVERAGE
             SHARES                             PRICE RANGE              EXERCISE PRICE          REMAINING LIFE
             (in 000's)                                                                                (months)
           -----------------------------------------------------------------------------------------------------
                  138                         $6.39 - $9.00                     $  7.20                      52
                3,360                       $10.00 - $13.00                       11.59                      51
                1,286                       $13.30 - $14.15                       13.75                      50
                1,139                       $15.50 - $17.85                       16.56                      46
                  301                       $18.00 - $19.80                       19.30                       2

           -----------------------------------------------------------------------------------------------------
                6,224                                                            $13.22                      47
           =====================================================================================================

     (f)   Share Appreciation Rights (SARs)

           As at January 1, 2002, 3.7 million outstanding employee and director share options had attached SARs allowing the holder to receive the cash value of the appreciation of the value of the shares over the exercise price of the options in lieu of exercising the share options. Effective January 1, 2002, the new accounting standard for stock based compensation requires the cash settlement value of SARs to be recorded on the balance sheet by adjusting the opening retained earnings and recording the change in the liability for the period as a charge to earnings.

           In May 2002, the company made arrangements with certain directors and employees to waive the SARs attached to outstanding share options and at December 31, 2003 there were 102,000 SARs remaining outstanding.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

9.   SHAREHOLDERS' EQUITY, CONTINUED

     (g)   Warrants

           In April 1999 the company completed the issue of 10,000,000 units, each comprising one Class B Subordinate Voting Share and one-half of a warrant, at an issue price of $15.00 per unit. Each whole warrant entitles the holder to purchase a Class B Subordinate Voting Share at a price of $18.00 at any time prior to May 26, 2004. If the average of the daily weighted average trading prices of the Class B Subordinate Voting Shares is not less than $22.50 per share during any 20 consecutive trading day period, the company must give notice requiring that the exercise price of the warrant be adjusted effectively so that the warrant's intrinsic value will not increase but could decrease following the 30th day from the date of notice.

     (h) On September 10, 2001, the shareholders at a special meeting approved an amendment to the Articles of the company to adopt certain take-over bid protections (referred to as "coattails") for holders of Class B Subordinate Voting Shares. As a result of the implementation of the coattails protection, holders of Class A shares of record on September 25, 2001 received one new Class A share plus 0.2 of a Class B Subordinate Voting Share in exchange for each Class A share previously held. There were 938,372 Class B Subordinate Voting Shares issued in relation to the amendment.

     (i)   Cumulative Translation Adjustment

           The cumulative translation adjustment represents the net unrealized foreign exchange gains or losses on translation of the accounts of self-sustaining foreign subsidiaries, net of foreign exchange losses on the portion of US dollar denominated debt designated as hedges against these investments.

           ==========================================================================================
           ($ IN MILLIONS)                                                           2003      2002
           ------------------------------------------------------------------------------------------
           Cumulative translation adjustment - beginning of year                     $105      $115
           Exchange differences on investments in foreign subsidiaries               (338)      (16)
           Exchange differences on debt designated as a hedge of self-sustaining
              foreign subsidiaries                                                    190         6

           ------------------------------------------------------------------------------------------
           Cumulative translation adjustment - end of year                           $(43)     $105
           ==========================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

10.  OTHER INCOME AND EXPENSE AND ASSET VALUATION WRITEDOWNS

     (a)   Other income (expense)

          ===========================================================================================
          ($ IN MILLIONS)                                             2003        2002         2001
          -------------------------------------------------------------------------------------------
          Earnings from Fording Canadian Coal Trust                  $  10        $ --          $--
          Gain on sale of investments                                   22          16           11
          Interest and investment income                                 5          19           40
          Gain on sale of mining assets                                 --          --           19
          Reduction in carrying value of investments                    --         (22)          --
          Foreign exchange gain (losses)                                (5)         (2)           9
          Provision for environmental costs                            (21)         --           (8)
          Insurance proceeds                                            20          --           --
          Minority interest                                             --           1           --
          Provision for workers compensation benefits on
              closed operations                                         (5)         --           --
          Depreciation of non-operating assets                          (5)         (3)          (3)
          Miscellaneous income (expense)                               (17)         (1)          (6)

          -------------------------------------------------------------------------------------------
                                                                     $   4         $  8         $62
          ===========================================================================================

     (b)   Asset valuation writedowns in 2001

           The company performs periodic assessments of the carrying value of its mineral properties and investments. As a result of these assessments, the company recorded a writedown in 2001 of the carrying value of certain assets as follows:

          ===========================================================================================
          ($ IN MILLIONS)                                                                       2001
          -------------------------------------------------------------------------------------------
          Reduction in carrying value of non-operating mineral properties                       $137
          Reduction in carrying value of exploration related investments                          17
          Other                                                                                   15

          -------------------------------------------------------------------------------------------
          Asset valuation writedowns                                                             169
          Recovery of future income and resource taxes                                           (47)

          -------------------------------------------------------------------------------------------
          Asset valuation writedowns, net of taxes                                              $122
          ===========================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

11.  INCOME AND RESOURCE TAXES

     (a)   Income and resource tax expense

          =================================================================================================
          ($ IN MILLIONS)                                                    2003           2002      2001
          -------------------------------------------------------------------------------------------------
          Current
              Income tax                                                      $21           $ 14       $19
              Resource tax                                                     20             14        16
              Large corporation tax                                             3              3         4
          -------------------------------------------------------------------------------------------------
                                                                               44             31        39
          Future
              Income tax                                                       13              8        11
              Resource tax                                                      4            (34)        6
          -------------------------------------------------------------------------------------------------
                                                                               17            (26)       17

          -------------------------------------------------------------------------------------------------
                                                                              $61           $  5       $56
          =================================================================================================

     (b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

          =================================================================================================
          ($ IN MILLIONS)                                                    2003           2002      2001
          -------------------------------------------------------------------------------------------------

          Tax expense at the statutory rate of 41% (2002 - 42%;
             2001 - 44%)                                                     $ 82          $   7      $ 37

          Tax effect of
             Resource and depletion allowances, net of resource taxes           5              5         6
             Difference in tax rates in foreign jurisdictions                 (21)           (17)      (14)
             Benefit of current tax losses not recognized                       -             20        50
             Reduction in statutory rates and other changes in tax
                legislation                                                    (5)             -       (21)
             Large Corporation Tax                                              3              3         4
             Benefit of capital gains rate difference and other                (3)           (13)       (6)

          -------------------------------------------------------------------------------------------------
                                                                             $ 61          $   5        56
          =================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

11.  INCOME AND RESOURCE TAXES, CONTINUED

     (c) Temporary differences giving rise to future income tax assets and liabilities

          =============================================================================================
          ($ IN MILLIONS)                                                         2003            2002
          ---------------------------------------------------------------------------------------------
          Future income tax asset
              Investment tax credits                                            $   47          $   74
              Net operating loss carry-forwards                                    224             327
              Property, plant and equipment                                         --             (95)
              Other                                                                  3              15
              Valuation allowance                                                 (144)           (175)
          ---------------------------------------------------------------------------------------------
                                                                                   130             146
          Less current portion                                                      --              (7)

          ---------------------------------------------------------------------------------------------
          (Note 5)                                                              $  130           $ 139
          =============================================================================================

          Future income tax liability
              Property, plant and equipment                                       $632            $507
              Net operating loss carry-forwards                                    (29)            (13)
              Other                                                                 66              62

          ---------------------------------------------------------------------------------------------
                                                                                  $669            $556
          =============================================================================================

     For income tax purposes, the company has regular tax net operating loss carry-forwards of $790 million and alternative minimum tax net operating loss carry-forwards of $348 million, which expire in the years 2004 through 2022. Also available to offset future regular taxes are $56 million of investment tax credits, which expire in various years through 2013.

12.  PARTNERSHIPS AND JOINT VENTURES

     The principal operations of the company which are accounted for as partnerships and joint ventures are the Elk Valley Coal Partnership and the Antamina, Bullmoose, Highland Valley Copper, Louvicourt and Hemlo mines. The company's share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:

          =============================================================================================
          ($ IN MILLIONS)                                                2003         2002        2001
          ---------------------------------------------------------------------------------------------
          Assets
             Cash                                                    $     77       $   (3)     $    5
             Other current assets                                         198          117         106
             Mineral properties, plant and equipment                    1,179          283         335

          ---------------------------------------------------------------------------------------------
                                                                       $1,454         $397        $446
          =============================================================================================

          Liabilities and Equity
             Current liabilities                                     $     80        $  53       $  57
             Long-term liabilities                                        525           94          41
             Equity                                                       849          250         348

          ---------------------------------------------------------------------------------------------
                                                                       $1,454         $397        $446
          =============================================================================================

          Earnings
             Revenue                                                   $1,019         $485        $515
             Expenses                                                     832          442         434

          ---------------------------------------------------------------------------------------------
                                                                      $   187        $  43       $  81
          =============================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

12.  PARTNERSHIPS AND JOINT VENTURES, CONTINUED

        ===============================================================================================
        ($ IN MILLIONS)                                                 2003        2002          2001
        -----------------------------------------------------------------------------------------------
        Cash flow
           Operating activities                                         $325        $102        $  126
           Financing activities                                          (30)         (5)            5
           Investing activities                                          (50)        (17)          (25)
           Distributions                                                (204)        (88)         (123)
           Cash recognized on consolidation of Antamina                   41          --            --
           Effect of exchange rates on cash                               (2)         --            --

        -----------------------------------------------------------------------------------------------
        Increase (decrease) in cash                                     $ 80        $ (8)       $  (17)
        ===============================================================================================


13.  SUPPLEMENTARY CASH FLOW INFORMATION

        ===============================================================================================
        ($ IN MILLIONS)                                                 2003        2002         2001
        -----------------------------------------------------------------------------------------------

        (a) Changes to non-cash working capital items
                  Accounts and settlements receivable                   $(76)       $(15)       $   54
                  Production inventories                                 101          47           (85)
                  Supplies and prepaid expenses                            1          27             4
                  Accounts payable and accrued liabilities                47         (26)          (17)
                  Current income and resource taxes                        2          17           (47)
                  Other                                                  (13)          1           (28)

        -----------------------------------------------------------------------------------------------
                                                                        $ 62        $ 51        $ (119)
        ===============================================================================================

        (b)   Other information
                  Interest paid                                         $ 57        $ 55        $   68
                  Income and resource taxes paid                        $ 14        $ 15        $   42

        (c)   Non-cash investing and financing transactions
                  Shares issued in merger with Cominco                  $ --        $ --        $  913


14.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

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

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

14.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, CONTINUED

     (a)   Actuarial valuation of funding surplus (deficit)

           ==========================================================================================================
                                                                             2003                       2002
           ----------------------------------------------------------------------------------------------------------
                                                                                   OTHER                       OTHER
                                                                      DEFINED      POST-         DEFINED       POST-
                                                                      BENEFIT RETIREMENT         BENEFIT  RETIREMENT
                                                                      PENSION    BENEFIT         PENSION     BENEFIT
           ($ IN MILLIONS)                                              PLANS      PLANS           PLANS       PLANS
           ----------------------------------------------------------------------------------------------------------
           Accrued benefit obligation
              Balance at beginning of year                              $ 835       $172           $ 814      $  142
              Changes in methodology and assumptions                       (3)        16              13          --
              Actuarial revaluation                                        (7)         1              11          24
              Current service cost                                         15          2              14           3
              Benefits paid                                               (59)        (8)            (72)         (7)
              Interest cost                                                55         11              53          10
              Impact of new discount rate at year--end                     18          5               2           1
              Plan improvements                                             2         --              --          --
              Foreign currency exchange rate changes                      (16)        (7)             --          --
              Transfers to other plans                                     (3)        (2)             --          --
              Transfers from other plans                                   57          5              --          --
              Other                                                        --          8              --          (1)

           ----------------------------------------------------------------------------------------------------------
              Balance at end of year                                      894        203             835         172

           Plan assets
              Fair value at beginning of year                             693         --             752          --
              Actual return on plan assets                                102         --             (18)         --
              Benefits paid                                               (59)        (8)            (72)         (7)
              Foreign currency exchange rate changes                      (10)        --              --          --
              Contributions                                                49         8               31          --
              Transfer to other plans                                      (3)        --              --          7
              Transfer from other plans                                    44         --              --          --

           ----------------------------------------------------------------------------------------------------------
              Fair value at end of year                                   816         --             693          --

           ----------------------------------------------------------------------------------------------------------
           Funding surplus (deficit)                                      (78)      (203)           (142)       (172)

           Unaccrued deficiency                                            96         73             131          45

           ----------------------------------------------------------------------------------------------------------
           Total accrued (liability) asset                              $  18     $ (130)          $ (11)      ($127)
           ========================================================================================================

           Represented by
              Pension assets (note 5)                                   $  57     $   --           $  10      $   --
              Accrued pension liability (note 7)                          (39)      (130)            (21)       (127)

           ----------------------------------------------------------------------------------------------------------
                                                                        $ 18      $(130)           $ (11)     $ (127)
           ==========================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

14.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, CONTINUED

     The funded status of the company's post-retirement benefit plans is as follows:

           ===============================================================================================================
                                                                    DEFINED BENEFIT PENSION PLANS
           ---------------------------------------------------------------------------------------------------------------
                                                              2003                                    2002
           ---------------------------------------------------------------------------------------------------------------
                                                PLANS WHERE  PLANS WHERE                            PLANS WHERE
                                                     ASSETS      BENEFIT               PLANS WHERE      BENEFIT
                                                     EXCEED  OBLIGATIONS             ASSETS EXCEED  OBLIGATIONS
                                                    BENEFIT       EXCEED                   BENEFIT       EXCEED
           ($ IN MILLIONS)                      OBLIGATIONS       ASSETS     TOTAL     OBLIGATIONS        ASSETS    TOTAL
           ---------------------------------------------------------------------------------------------------------------
           Plan assets                                $ 123        $ 693      $816           $  26        $ 667     $ 692
           Benefit obligations                          115          779       894              26          809       834
           ---------------------------------------------------------------------------------------------------------------
           Excess (deficit) of plan assets            $   8        $ (86)     $(78)          $  --        $(142)    $(142)
           over benefit obligations
           ===============================================================================================================

     (b)   Employee future benefits expense

           ====================================================================================================================
                                                                        2003                  2002                 2001
                                                              -------------------- -- ---------------- --- ----------------
                                                                             OTHER                 OTHER                 OTHER
                                                                DEFINED      POST-    DEFINED      POST-    DEFINED      POST-
                                                                BENEFIT RETIREMENT    BENEFIT RETIREMENT    BENEFIT RETIREMENT
                                                                PENSION    BENEFIT    PENSION    BENEFIT    PENSION    BENEFIT
           ($ IN MILLIONS)                                        PLANS      PLANS      PLANS      PLANS      PLANS      PLANS
           --------------------------------------------------------------------------------------------------------------------
           Current service cost                                   $  15    $     2       $ 14    $     3       $ 15    $     4
           Interest cost                                             50         11         53         10         48          8
           Expected return on assets                                (48)        --        (50)        --        (51)        --
           Amortization of unaccrued deficiency                      13          2          2          1         --         --
           Early retirement window                                    2         --         --         --          4         --
           Prior service cost recognized                              1         --         --         --         --         --

           --------------------------------------------------------------------------------------------------------------------
           Net expense recognized for the year                    $  33    $    15       $ 19    $    14        $16        $12
           ====================================================================================================================

     (c)   Significant assumptions used

           Discount rate used to determine accrued                6.25%      6.25%       6.5%       6.5%       6.5%       6.5%
              benefit obligation
           Expected long-term rate of return on plan assets        7.5%         --       7.5%         --       7.5%       7.5%
           Rate of compensation increase                           4.0%       4.0%       4.0%       4.0%       4.0%       4.0%
           Assumed health care cost trend rate                       --      12.0%         --       9.0%         --       9.0%
                                                                           to 5.0%               to 5.0%               to 5.0%

     (d)   Plan assets

           The company's pension plan asset allocation at December 31 is as follows:

           ================================================================================================================
                                                                                                        2003          2002
           ----------------------------------------------------------------------------------------------------------------
           Equity securities                                                                              62%           55%
           Debt securities                                                                                33%           41%
           Real estate                                                                                     4%            3%
           Other                                                                                          1%             1%

           ----------------------------------------------------------------------------------------------------------------
           Total                                                                                         100%          100%
           ================================================================================================================

     (e)   Defined contribution pension expense

           The defined contribution pension expense for the year ended December 31, 2003 was $6 million (2002 - $6 million; 2001 - $5 million).

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

15.  COMMITMENTS AND CONTINGENCIES

     (a) The company's hedging commitments at December 31, 2003 were as follows:

             ================================================================================================================
                                                                                              2008 -             MARKET VALUE
                                                  2004        2005      2006     2007         2010      TOTAL    GAIN (LOSS)
                                              -------------------------------------------------------------------------------
                                                                                                                       (Cdn$
                                                                                                                   millions)
             GOLD (000's ozs)
                Forward sales contracts             13          --        --       44           87        144          $(15)
                Average price (US$/oz)          US$350          --        --   US$350       US$350     US$350

                Forward sales contracts             59          55        32        7           --        153            (5)
                Average price (C$/oz)            C$513       C$528     C$519    C$520           --      C$520

             COPPER (million lbs)
                Forward collars                     20          --        --       --           --         20            (2)
                Average upper limit (US$/lb)   US$0.96          --        --       --           --    US$0.96
                Average lower limit (US$/lb)   US$0.91          --        --       --           --    US$0.91

             US DOLLARS (millions)
                Forward sales contracts         US$190      US$210    US$122       --           --     US$522            95
                Average exchange rate             1.53        1.48      1.47       --           --       1.50

             US DOLLARS (millions)
                Forward collars                 US$117       US$10        --       --           --     US$127            33
                Average upper limit               1.56        1.60        --       --           --       1.57
                Average lower limit               1.61        1.64        --       --           --       1.61

             POWER (MW.h)
                Forward sales contracts        318,400          --        --       --           --    318,400             2
                Average price (US$/MW.h)         US$43          --        --       --           --      US$43

             ----------------------------------------------------------------------------------------------------------------
                                                                                                                       $108
             ================================================================================================================

              INTEREST RATE SWAPS

              PRINCIPAL AMOUNT         RATE SWAPPED        RATE OBTAINED             MATURING DATE           UNREALIZED GAIN
              ($ millions)                                                                                      ($ millions)
             ----------------------------------------------------------------------------------------------------------------
              US$100                   3.75%               LIBOR minus 0.96%         July 2006                           $ 7
              US$100                   7.00%               LIBOR plus 2.14%          September 2012                        4

             ----------------------------------------------------------------------------------------------------------------
                                                                                                                         $11
             ================================================================================================================

     In addition to the above hedging commitments, the company has forward purchase commitments on 92 million pounds of zinc averaging US$0.39 per pound maturing in 2004 to 2005 to match fixed price sales commitments to customers.

     Included in the gold hedge position are 229,000 ounces of floating lease rate contracts having a built-in gold lease rate allowance of 2%. At December 31, 2003 the one-year lease rate was 0.40%, and the average floating rate achieved to date is 1.20%.

     Included in the U.S. dollar forward sales contracts of $522 million is the company's share of forward sales contracts held by the Coal Partnership of US$309 million.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

15.  COMMITMENTS AND CONTINGENCIES, CONTINUED

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

     (c) The Elk Valley Coal Partnership has provided an unsecured guarantee, limited in recourse against the company to the assets of the Coal Partnership and the interest of the company therein, with respect to up to $420 million of borrowings by Fording incurred principally in connection with the financing of the transaction pursuant to which the company acquired its interest in the Coal Partnership.

     (d) Amounts payable under operating leases are estimated to be $65 million, with annual payments of $20 million in 2004, $13 million in 2005, $11 million in 2006, $9 million in 2007, $8 million in 2008 and $4 million thereafter. The leases are primarily for office rent and rail cars.

     (e) The company has a number of forward purchase commitments for the purchase of concentrates and power, and for shipping and distribution of its products which are incurred in the normal course of business. These include a commitment for the supply of power at Cajamarquilla until 2017 and the remaining commitment is approximately US$250 million. The majority of these contracts are subject to force majeure provisions.

     (f) The company's operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. The company's provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

     (g) On October 8, 2003, the British Columbia Court of Appeal released its decision affirming an October 1999 B.C. Supreme Court decision in favour of the former Cominco Ltd. (now Teck Cominco Metals Ltd.). The case involved a transfer of funds from one of the company's pension funds to a successor plan that occurred as part of a merger of the pension plans in the 1980s. The appellants had claimed that the transfer of funds was improper and that $78 million, based on a 1996 valuation, should be transferred back to the company's original pension plan from various successor plans and distributed to them. The appellants have sought leave to appeal to the Supreme Court of Canada and the company has filed written submissions opposing the application. A decision on the application is expected toward the middle of the year.

     (h) The United States Environmental Protection Agency (EPA) has asserted that Teck Cominco Metals Ltd. (TCML) is liable under the United States superfund statute (CERCLA) for investigation and remediation costs in respect of metals in sediments in Lake Roosevelt and the upper reaches of the Columbia River arising from the historical operation of the Trail metallurgical facility in British Columbia. Teck Cominco American Incorporated (TCAI) has offered to fund comprehensive human health and ecological studies at an estimated cost of US$13 million to identify whether the conditions alleged by the EPA to be hazardous pose any actual risks and to identify any appropriate remediation measures. In December

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

15.  COMMITMENTS AND CONTINGENCIES (H), CONTINUED

           2003, the EPA issued information requests to Teck Cominco Limited
           (TCL), TCML, TCAI and Teck Cominco Alaska Incorporated (TCAK) and a Unilateral Administrative Order to TCML purporting to order TCML to conduct a remedial investigation and feasibility study in accordance with CERCLA protocols. TCAI and TCAK have fully complied with the information requests. TCL and TCML have declined to participate in the information request or the order on the grounds that the EPA lacks jurisdiction under CERCLA to issue either the request or the order to a Canadian company with respect to a Canadian operation. The company will vigorously defend any attempt by the EPA to enforce the CERCLA order.

           There can be no assurance that the offer by TCAI to fund these studies will resolve the matter, or that TCML and its affiliates will not be faced with CERCLA liability or other liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.

     (i) On September 19, 2003, the company and Highland Valley Copper Partnership (HVC) produced documents to the Canadian Competition Bureau relating to the marketing of copper concentrates in response to an Order of the Federal Court of Canada issued on May 13, 2003 under Section 11 of the Competition Act and served on HVC. Teck Cominco understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers which is being conducted in Canada, the U.S. and Europe designed to ascertain whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company, through its counsel, is co-operating with the Bureau and counsel is continuing its review. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC whether in Canada or elsewhere or that HVC or the company will not face prosecution or liability whether under the Act or otherwise in relation to the investigation. The company can also give no guidance or assurance as to the course of the investigation or when the investigation will be completed in any jurisdiction.

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, accounts and settlements receivable, long-term receivables and deposits, other investments, accounts payable, long-term debt and other liabilities represent their fair value unless otherwise disclosed. The carrying amounts and the quoted market value of the company's investments are disclosed in note 3, and the debentures exchangeable for Inco common shares are disclosed in note 8.

     The carrying amounts and estimated fair values of the company's other financial instruments at December 31 are summarized as follows:

        =================================================================================================================
                                                                           2003                          2002
                                                                 --------------------------    --------------------------
                                                                  CARRYING      ESTIMATED          CARRYING    ESTIMATED
        ($ IN MILLIONS)                                             AMOUNT     FAIR VALUE            AMOUNT   FAIR VALUE
        -----------------------------------------------------------------------------------------------------------------
        Convertible debentures due 2006                               $202           $209              $241        $228
        Exchangeable debentures due 2024                               107            277               107         153
        6.875% debenture                                               194            207               237         245
        7% debenture due 2012                                          255            280               312         310
        Unrealized hedging commitment gains (note 15(a))                --            119                --           9

        -----------------------------------------------------------------------------------------------------------------

     The fair value estimates for the convertible debentures, the exchangeable debentures due 2024, the 7% debenture and the 6.875% debenture and medium-term notes are based on market prices. For forward sale commitments, the estimated fair value is based on the market value for the hedge instruments at the reporting date.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

17.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The effect of the material measurement differences between generally accepted accounting principles (GAAP) in Canada and the United States on the company's net earnings and shareholders' equity is summarized as follows:

        ===============================================================================================================
        ($ IN MILLIONS, EXCEPT PER SHARE DATA)                                            2003        2002        2001
        ---------------------------------------------------------------------------------------------------------------
        Net earnings (loss) under Canadian GAAP                                           $149        $ 30        $(21)
        Add (deduct)
            Inventory valuation (a)                                                         17         (12)         (3)
            Exchangeable debentures due 2024 and convertible debentures (b)                 (3)         (3)         (3)
            Share of earnings (losses) in Antamina and Fording (c)                          12           1         (17)
            Unrealized holding gains (losses) on investments (d)                            --          --           5
            Deferred start-up costs (e)                                                      3           3           5
            Stock compensation expense (f)                                                  (4)          8          (8)
            Derivative instruments (g)                                                     140          32          32
            Asset retirement obligation (h)                                                (19)         --          --
            Future income and resource taxes (j)                                             3          --           7
            Tax effecting of adjustments                                                   (74)         (9)         (4)
        ---------------------------------------------------------------------------------------------------------------
        Net earnings (loss) before changes in accounting principle                         224          50          (7)

            Derivative instruments - cumulative adjustment (g)                              --          --         (43)
            Asset retirement obligation - cumulative adjustment (h)                        (58)         --          --
            Tax effecting of adjustments                                                    21          --          17
        ---------------------------------------------------------------------------------------------------------------
        Net earnings (loss) under US GAAP before comprehensive income adjustments          187          50         (33)

           Derivative instruments - cumulative adjustment (g)                               --          --         (28)
           Unrealized holding gains (losses) on investments (d)                             36         (32)         29
           Cumulative translation adjustment                                              (148)        (10)         62
           Derivative instruments (g)                                                       31          --          --
           Minimum pension liability (i)                                                    47         (60)        (67)
           Tax effecting of adjustments                                                    (17)         40          27
        ---------------------------------------------------------------------------------------------------------------
        Comprehensive income (loss)                                                       $136        $(12)       $(10)
        ===============================================================================================================


        Earnings (loss) per share, before changes in accounting principle and comprehensive income adjustments
                Basic                                                                    $1.21       $0.26     $(0.11)
                Diluted                                                                  $1.16       $0.26      $(0.11)

        Shareholders' equity under Canadian GAAP                                        $2,505      $2,520      $2,540
        Cumulative adjustments to shareholders' equity
           Inventory valuation (a)                                                          --         (17)         (5)
           Exchangeable debentures due 2024 and convertible debentures (b)                (113)       (115)       (117)
           Share of losses in Antamina and Fording (c)                                      (4)        (16)        (17)
           Unrealized holding gains (losses) on investments (d)                             33          (3)         29
           Deferred start-up costs (e)                                                     (10)        (13)        (16)
           Stock compensation expense (f)                                                   (4)         --          (8)
           Derivative instruments (g)                                                      165          (6)        (38)
           Asset retirement obligation (h)                                                 (77)         --          --
           Minimum pension liability (i)                                                   (80)       (127)        (67)
           Future income and resource taxes (j)                                              3          --          --
           Tax effecting of adjustments                                                    (14)         85          58
        ---------------------------------------------------------------------------------------------------------------
        Shareholders' equity under US GAAP                                              $2,404      $2,308      $2,359
        ===============================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

     (a)   Coal Inventory Valuation at Bullmoose Mine

           Under Canadian GAAP, production inventories may be recorded at net realizable value where there is a long-term contract for sale. US GAAP requires such inventory to be valued at the lower of cost and market. The Bullmoose mine, which sold coal under long-term contracts for sale, was closed during 2003.

     (b)   Exchangeable Debentures due 2024 and Convertible Debentures

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

     (c) Share of Earnings (Losses) in Compania Minera Antamina S.A. (CMA) and Fording Canadian Coal Trust (FCCT)

           Adjustments in respect of the company's share of earnings in CMA (note 2) and FCCT arise due to various differences between US and Canadian GAAP. Prior to June 30, 2003, the company equity accounted its interest in CMA. The company began to proportionately consolidate its investment in CMA on July 1, 2003. As a result, the company's share of US GAAP reconciling items for CMA are separately included in the related adjustments beginning July 1, 2003.

     (d)   Unrealized Holding Gains (Losses) on Investments

           For US GAAP purposes, portfolio investments and marketable securities are recorded on the balance sheet at fair values with unrealized gains and losses for trading securities being included in income and for available-for-sale securities in other comprehensive income. Portfolio investments are reported at cost for Canadian GAAP purposes.

     (e)   Deferred Start-Up Costs

           In Canada, certain mine start-up costs are deferred until the mine reaches commercial levels of production and amortized over the life of the project. Under US GAAP, these costs are expensed as incurred.

     (f)   Stock Compensation Expense

           US GAAP requires that the change in value of Stock Appreciation Rights be included in income. Canadian GAAP was aligned with US GAAP effective January 1, 2002. During 2003, the stock compensation expense relates to the company's proportionate share of the Coal Partnership's charge.

           Effective January 1, 2004, the company will follow the fair value method of accounting for stock options granted to employees for both US and Canadian GAAP. This will result in a charge to income in respect of the fair value of such options.

     (g)   Derivative Instruments

           Under the supervision of its Risk Management Committee, the company enters into forward sales contracts and other derivative instruments for sale of its principal products and the currencies in which it deals. The effect of these contracts is to reduce financial risk by fixing the future price for these products and currencies. Under US GAAP, such contracts, which do not result in the physical delivery of the products, require any unrealized gains or losses on the instruments at the balance sheet date to be taken into income. The derivative instrument comprehensive income in 2003 relates to the company's proportionate share of the Coal Partnership's designated hedges under FAS 133.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

           The Inco exchangeable debenture is accounted for as a fair value hedge for US GAAP purposes. The difference between the fair value of the debt and the carrying value of the debt is an embedded derivative which is marked to market at year-end. The difference between the change in fair value of the embedded derivative and the change in fair value of the underlying Inco common shares is taken to income to reflect the ineffective portion of the hedge.

           Effective January 1, 2004, the company will adopt AcG 13 - Hedging Relationships, for Canadian GAAP purposes. This guideline addressed the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The requirements of the guideline are consistent with US GAAP.

     (h)   Asset Retirement Obligations

           US GAAP requires that the fair value of a liability for an asset retirement obligation (an "ARO liability") be recognized in the period in which it occurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived asset. Effective January 1, 2003, the company recognized an additional ARO liability of $124 million, capitalized asset retirement cost of $66 million, a future tax asset of $21 million, and a reduction of retained earnings of $37 million, net of tax. The company adopted SFAS No. 143 effective January 1, 2003 for purposes of the US GAAP reconciliation note. Canadian GAAP was aligned with US GAAP effective January 1, 2004.

     (i)   Minimum Pension Liability

           The company is required to recognize a minimum pension liability in the amount of the excess of the company's unfunded accrued benefit obligation over the recorded pension liability. An offsetting intangible asset is recorded equal to any unrecognized past service costs, with any difference recorded as a change in other comprehensive income.

     (j)   Future Income and Resource Taxes

           Under Canadian GAAP, changes in tax rates are reflected in future income taxes when they are "substantively enacted". Under US GAAP such changes in rates are not reflected until enacted. As certain Canadian rate reductions were not enacted at December 31, 2000, the impact of using the substantively enacted rates has been excluded in the determination of income under US GAAP, and has been included in income in 2001 when the new rates were enacted. The 2003 adjustment relates to US GAAP differences in CMA.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

18.  SEGMENTED INFORMATION

     The company has six reportable segments: zinc smelters, zinc mines, copper, gold, coal, and corporate. The corporate segment includes the company's investment, exploration and development activities. Sales between segments, initially recorded at arm's length prices, are eliminated in the Inter-Segment column. Segments include operations based upon the principal product produced.

        ======================================================================================================================
                                                                                  2003
                                           -----------------------------------------------------------------------------------
                                              ZINC       ZINC                                 CORPORATE      INTER-
        ($ IN MILLIONS)                   SMELTERS      MINES    COPPER      GOLD     COAL    AND OTHER (1)  SEGMENT    TOTAL
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                              $982       $430      $394      $143     $547         $ 13       $(99)    $2,410
        Operating profit after
        depreciation                            46         50        83        31       95            4         (4)       305
        Interest on long-term debt              --         --        --        --       --          (69)        --        (69)
        Depreciation and amortization          (54)       (58)      (65)      (18)     (23)          --         --       (218)
        Equity earnings                         --         --        10        --       --           --         --         10

        Property, plant and equipment        1,239      1,055       748       192      363           18         --      3,615
        Total assets                         1,561      1,420       928       206      472          680         --      5,267

        Capital expenditures                    43         52        22        23       19            3         --        162

        ======================================================================================================================
                                                                                  2002
                                           -----------------------------------------------------------------------------------
                                              ZINC       ZINC                                 CORPORATE      INTER-
        ($ IN MILLIONS)                   SMELTERS      MINES    COPPER      GOLD     COAL    AND OTHER (1)  SEGMENT    TOTAL
        ----------------------------------------------------------------------------------------------------------------------

        Revenues                              $914       $462      $277      $133     $463         $ 13       $(75)    $2,187
        Operating profit after
        depreciation                            35        (26)       32        20      116            4          2        183
        Interest on long-term debt              --         --        --        --       --          (67)        --        (67)
        Depreciation and amortization          (47)       (74)      (50)      (16)     (12)          --         --       (199)
        Equity earnings                         --         --        17        --       --           --         --         17

        Property, plant and equipment        1,299      1,166       567       192      155           14         --      3,393
        Total assets                         1,606      1,640       651       207      254          600         --      4,958

        Capital expenditures                    75         50        31        18       11            2         --        187

        ======================================================================================================================
                                                                                  2001
                                           -----------------------------------------------------------------------------------
                                              ZINC       ZINC                                 CORPORATE      INTER-
        ($ IN MILLIONS)                   SMELTERS      MINES    COPPER      GOLD     COAL    AND OTHER (1)  SEGMENT    TOTAL
        ----------------------------------------------------------------------------------------------------------------------

        Revenues                             $ 979      $ 516      $308      $227     $412         $ 14      $ (77)    $2,379
        Operating profit after
        depreciation                           244         (3)       39        35       87           (4)         4        402
        Interest on long-term debt              --         --        --        --       --          (77)        --        (77)
        Depreciation and amortization          (43)       (86)      (51)      (34)     (11)          (1)        --       (226)
        Asset valuation writedowns              --         --        --        --       --         (169)        --       (169)
        Equity earnings (loss)                  --         --        (1)       --       --           --         --         (1)

        Property, plant and equipment        1,240      1,141       556        90      157          114         --      3,298
        Total assets                         1,719      1,576       621       100      204          913         --      5,133

        Capital expenditures                    75        102        96        53       14            6         --        346

Notes:
(1) Included in Corporate and Other are undeveloped mineral properties and investments.
(2) Antamina results are consolidated beginning July 1, 2003 and were equity accounted before that date.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002 and 2001

================================================================================

18.  SEGMENTED INFORMATION

     The geographic distribution of the company's property, plant and equipment and external sales revenue is as follows, with revenue attributed to regions based on the location of the customer:

        =======================================================================================================================
                                                 PROPERTY, PLANT & EQUIPMENT                           REVENUES
        ($ IN MILLIONS)                                2003            2002                    2003         2002          2001
        -----------------------------------------------------------------------------------------------------------------------
        Canada                                       $1,637          $1,475                   $ 412        $ 337         $ 375
        Australia                                        31              --                      16           16           109
        Latin America                                   850             642                     181          128           187
        United States                                 1,087           1,265                     608          651           623
        Asia                                             10              11                     825          678           701
        Europe                                           --              --                     368          377           384

        -----------------------------------------------------------------------------------------------------------------------
                                                     $3,615          $3,393                  $2,410       $2,187        $2,379
        =======================================================================================================================

19.  SUBSEQUENT EVENT

     On January 29, 2004, the company announced that it had given notice to exercise its right of first refusal to acquire an additional 33.57% of the Highland Valley copper mine in British Columbia from BHP Billiton for US$73 million. The purchase is subject to settlement of a definitive purchase agreement and other customary conditions. On completion, the company will hold a 97.5% interest in the mine.