Form 40-F
period 2004-12-31
TECK COMINCO LTD
filed 2005-03-31
CIK 886986

U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                                    Form 40-F

[ ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31 ,2004     Commission File Number 001-13184

                              TECK COMINCO LIMITED
                              --------------------
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
                                ----------------
         (Translation of Registrant's name into English (if applicable))

                                     CANADA
                                    --------
        (Province or other jurisdiction of incorporation or organization)

                    1041, 1221, 1021, 1031, 1044, 1061, 1311
                   ------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))

                                 NOT APPLICABLE
                                ----------------
             (I.R.S. Employer Identification Number (if applicable))

  Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9 CANADA (604) 687-1117
  -----------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

 CT Corporation System, 1633 Broadway, New York, New York, 10019(212) 664-1666
 -----------------------------------------------------------------------------
 (Name, address(including zip code) and telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each class            Name of each exchange on which registered

         Not Applicable
         --------------                        ------------------------

      --------------------                     ------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 Not Applicable
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)

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

             4,673,453 Class A Common Shares and 196,682,420 Class B
                            Subordinate Voting Shares
             -------------------------------------------------------

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [ ]                                 82- [ ]                           No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]                                                                   No [ ]

This Annual Report on Form 40-F shall be incorporated by reference into the Registrant's Registration Statement on Form F-9 (Registration No. 333-92116).

--------------------------------------------------------------------------------

                               PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Information Form on Form 40-F:

   1. Annual Information Form of Teck Cominco Limited for the year ended December 31, 2004.

   2. Audited Consolidated Financial Statements of Teck Cominco Limited for the years ended December 31, 2004 and 2003.

   3. Management's Discussion and Analysis of Financial Position and Operating Results of Teck Cominco Limited for the year ended December 31, 2004.

                             Controls and Procedures

   A. Disclosure Controls and Procedures

      As of the end of the period covered by this report, an evaluation was carried out by the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e)) under the Securities Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

   B. Internal Control Over Financial Reporting

      During the fiscal year ended December 31, 2004, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

                       Notices Pursuant to Regulation BTR

None.

                        Audit Committee Financial Expert

We have an Audit Committee established by the Board of Directors. The members of the Audit Committee are Keith E. Steeves, Hugh J. Bolton, David R. Sinclair and Chris M. Thompson. The Board has designated Hugh J. Bolton as the "Audit Committee Financial Expert" as that term is defined in the Form 40-F. Mr. Bolton is independent of the Registrant as that term is defined under the rules of the American Stock Exchange.

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

                     Principal Accountant Fees and Services

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Audit Committee Information" in the Registrant's "Annual Information Form" for the fiscal year ended December 31, 2004.

                         Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

                  Tabular Disclosure of Contractual Obligations

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Principal Documents", under the heading "Contractual and Other Obligations" in the Registrant's "Management's Discussion and Analysis of Financial Position and Operating Results" for the fiscal year ended December 31, 2004.

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


Registrant:                        TECK COMINCO LIMITED
                                   --------------------

By (Signature and Title):          /s/ Karen L. Dunfee
                                   ----------------------
                                   Karen L. Dunfee
                                   Corporate Secretary

Date:  March 31, 2005
--------------------------------------------------------------------------------

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

31.2 Certification of John G. Taylor, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

32.1  Certification of David A. Thompson, Chief Executive Officer, pursuant to
      Section 906 of the Sarbanes-Oxley Act of 2002.

32.2  Certification of John G. Taylor, Chief Financial Officer, pursuant to
      Section 906 of the Sarbanes-Oxley Act of 2002.

                                [GRAPHIC OMITTED]

                                  teckcominco
                                  -----------

                             ANNUAL INFORMATION FORM

                                 March 22, 2005


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

                                TABLE OF CONTENTS


NOMENCLATURE .............................................................III

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION ......................III

CORPORATE STRUCTURE ....................................................... 1

    NAME, ADDRESS AND INCORPORATION ....................................... 1
    INTERCORPORATE RELATIONSHIPS .......................................... 2

GENERAL DEVELOPMENT OF THE BUSINESS ....................................... 2

    THREE-YEAR HISTORY .................................................... 2
       2002 ............................................................... 2
       2003 ............................................................... 3
       2004 ............................................................... 4
    SIGNIFICANT ACQUISITIONS AND DISPOSITIONS IN 2004 ..................... 5
       Highland Valley Copper ............................................. 5
       Elk Valley Coal Partnership ........................................ 5
       Cajamarquilla ...................................................... 5

DESCRIPTION OF THE BUSINESS ............................................... 5

    GENERAL ............................................................... 5
       Product Summary .................................................... 6
    INDIVIDUAL OPERATIONS ................................................. 8
       Zinc ............................................................... 8
       Coal ...............................................................10
       Copper .............................................................16
       Gold ...............................................................19
       Exploration ........................................................21
       Mineral Reserves and Resources .....................................22
    SAFETY AND ENVIRONMENTAL PROTECTION ...................................27
    SOCIAL AND ENVIRONMENTAL POLICIES .....................................27
    HUMAN RESOURCES .......................................................28
    FOREIGN OPERATIONS ....................................................29
    COMPETITIVE CONDITIONS ................................................29
    RISK FACTORS ..........................................................30
       Risks Inherent in the Mining and Metals Business ...................30
       Commodity Price Fluctuations and Hedging ...........................30
       Competition for Mining Properties ..................................31
       Future Market Access ...............................................31
       Mineral Reserve and Resource Estimates .............................31
       Currency Fluctuations ..............................................32
       Interest Rate Risk .................................................32
       Environment ........................................................32
       Aboriginal Title Claims ............................................32
       Foreign Activities .................................................33
       Legal Proceedings ..................................................33

DIVIDENDS .................................................................33

DESCRIPTION OF CAPITAL STRUCTURE ..........................................33

    GENERAL DESCRIPTION OF CAPITAL STRUCTURE ..............................33
    RATINGS ...............................................................34

MARKET FOR SECURITIES .....................................................36

    TRADING PRICE AND VOLUME ..............................................36

DIRECTORS AND OFFICERS ....................................................37

    DIRECTORS .............................................................37
    OFFICERS ..............................................................39
    AUDIT COMMITTEE INFORMATION ...........................................41
       Mandate of Audit Committee .........................................41
       Composition of the Audit Committee .................................41
       Pre-Approval Policies and Procedures ...............................41
       External Auditor Service Fees ......................................42
    OWNERSHIP BY DIRECTORS AND OFFICERS ...................................43

LEGAL PROCEEDINGS .........................................................43

TRANSFER AGENTS AND REGISTRARS ............................................44

MATERIAL CONTRACTS ........................................................44

INTERESTS OF EXPERTS ......................................................44

ADDITIONAL INFORMATION ....................................................45

SCHEDULE A ...............................................................A-1

    AUDIT COMMITTEE MANDATE ..............................................A-1

Note:  All currency references are to Canadian dollars unless otherwise noted.

                                  NOMENCLATURE

In this Annual Information Form, unless the context otherwise dictates, "we" or "our", "Teck Cominco" or the "Company" refers to Teck Cominco Limited and its subsidiaries (including Teck Cominco Metals Ltd.), and a reference to Teck Cominco Metals refers to Teck Cominco Metals Ltd. and its subsidiaries.

               CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Annual Information Form and the material incorporated by reference therein contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of our mineral reserves and mineral resources, future trends for our business, progress in development of our mineral properties, future production, capital and mine production costs, estimates of reclamation and other costs related to environmental protection, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings we are involved in, and our financial results. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, acquisitions or divestitures of assets, changes in commodity and power prices, changes in interest and currency exchange rates, changes in environmental or other regulations or the interpretation of those regulations, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, disputes with business partners or joint venturers, industrial disturbances or other job action, changes in our ability to secure adequate transportation for our products, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements relating to estimates of reserves and resources are forward-looking statements, as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated, and are capable of economic extraction.

We do not assume the obligation to revise or update these forward-looking statements after the date of this Annual Information Form, or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

                            *          *          *

                               CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

Teck Cominco Limited, previously Teck Corporation, was continued under the Canada Business Corporations Act in 1978. It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively. Over the years, several other reorganizations have been undertaken. These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981 and the merger with Copperfields Mining Corporation in 1983. On July 20, 2001, we completed a merger with Cominco Ltd. by acquiring all of the issued and outstanding share capital of Cominco Ltd. that we did not previously own by way of a plan of arrangement under the Canada Business Corporations Act. Pursuant to the plan of arrangement, Cominco Ltd. shareholders received 1.8 Class B subordinate voting shares of the Company plus six dollars in cash for each Cominco Ltd. common share held. On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited.

Since 1978, the Articles of the Company have been amended on several occasions to provide for various series of preferred shares and other corporate purposes. On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis. On September 12, 2001, the Articles were amended to effect the name change described above and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact "coattail" takeover bid protection in favour of the Class B subordinate voting shares. See "Description of Capital Structure" at page 33 of this Annual Information Form for a description of the attributes of the Class A common shares and Class B subordinate voting shares.

On November 28, 2003 our Articles were amended to provide for the designation of 790,000 preference shares as "Preference Shares Series 1" and by designating 550,000 preference shares as "Preference Shares Series 2." See "Description of Capital Structure" at page 33 of this Annual Information Form for a description of the attributes of the Series 1 and Series 2 preferred shares.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                       Page 1

The registered and principal offices of Teck Cominco are located at 200 Burrard Street, Vancouver, British Columbia. The Company's other Canadian offices are located in Toronto and Kamloops. Foreign offices are located in Fairbanks, Alaska; Anchorage, Alaska, Spokane, Washington; Guadalajara, Mexico; Santiago, Chile; Lima, Peru; Rio de Janeiro, Brazil; Ankara, Turkey; Windhoek, Namibia and Perth, Australia.

INTERCORPORATE RELATIONSHIPS

Our financial statements consolidate the accounts of all of our subsidiaries. Our material subsidiaries as at December 31, 2004 which are wholly-owned are listed below. Indentation indicates that the voting securities of the relevant subsidiary are held by the subsidiary listed immediately above.

                                        Jurisdiction of Incorporation/Formation/
Company Name                                         Continuation
--------------------------------------------------------------------------------
Teck Financial Ltd.                                    Bermuda
Teck Base Metals Ltd.                                  Bermuda
Teck Cominco Metals Ltd.                               Canada
Cominco Mining Partnership                         British Columbia
   Teck Cominco American Incorporated             Washington, U.S.A.
       Teck Cominco Alaska Incorporated             Alaska, U.S.A.
Teck-Hemlo Inc.                                        Ontario
Teck Bullmoose Coal Inc.                           British Columbia
Teck Gold Limited                                      Canada
Teck-Pogo Inc.                                      Alaska, U.S.A.
Teck Resources Inc.                                Colorado, U.S.A.
================================================================================

In addition to the wholly-owned subsidiaries listed above, we own, directly and indirectly: a 97.5% partnership interest in the Highland Valley Copper partnership; through Teck Cominco Coal Partnership, a 38% partnership interest in the Elk Valley Coal Partnership; and, through Teck Base Metals Ltd., a 22.5% indirect share interest in Compania Minera de Antamina S.A., which owns the Antamina copper zinc mine in Peru.

                       GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

2002

Our earnings in 2002 were severely affected by lower prices for many of our principal products. Electrical power prices were unusually high in 2001, averaging US$174 per MW.h., but declined to US$23 per MW.h. in 2002. Zinc and copper prices averaged US$0.35 and US$0.71 per pound respectively in 2002, compared with US$0.40 and US$0.73 per pound in 2001. Partially offsetting the effects of low zinc and copper prices were higher gold prices, which averaged US$314 per ounce compared with US$282 per ounce in 2001, and higher coal prices which at an average price of US$44 per tonne were 10% higher than in 2001.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                       Page 2

Lower zinc prices contributed to an operating loss of $28 million for the year at Red Dog compared to an operating profit of $4 million in the prior year. Operating profit from gold operations declined from $35 million to $20 million during the year due to reduced production as a result of ground control problems and the November 2001 sale of the Company's interest in PacMin, despite higher gold prices during the year. Operating profit from coal operations increased from $87 million in 2001 to $116 million in 2002 as a result of higher prices with similar sales volumes.

Major investments included completion of the funding of the Antamina project ($26 million), ongoing construction of the Pend Oreille mine in Washington State ($33 million), and upgrades to power generation assets at the Waneta Dam ($35 million). The latter two projects continued into 2003.

2003

Realized zinc and copper prices averaged US$0.38 and US$0.85 per pound respectively compared with US$0.35 and US$0.71 per pound in 2002. Gold prices continued to increase during the year, with an average realized price of US$359 per ounce, up from US$314 per ounce in 2002. Partially offsetting the effect of higher metal prices were lower coal prices, which declined from an average of US$44 per tonne to US$43 per tonne in 2003 and a weaker U.S. dollar.

On February 28, 2003, we completed a transaction with Fording Inc. ("Fording"), Westshore Terminals Income Fund, Sherritt International Corporation and the Ontario Teachers' Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and Teck Cominco in the Elk Valley Coal Partnership ( "Elk Valley Coal"). We contributed our Elkview mine and US$125 million in cash to obtain an initial 35% interest in Elk Valley Coal. Under the agreement between the Company, Fording, Quintette Coal Partnership and Teck-Bullmoose Inc. providing for the formation and operation of Elk Valley Coal (the "Partnership Agreement"), our interest could be increased to 40% should Elk Valley Coal attain certain synergies and realize certain cash flows from the Elkview mine during the four year period ended March 31, 2007. See "Significant Acquisitions and Dispositions" below. We also paid US$150 million for a 9.1%
interest in the Fording Canadian Coal Trust ("FCCT"), formed by the reorganization of Fording into an income trust. FCCT owns the remainder of Elk Valley Coal and certain other assets.

In April 2003, the Bullmoose metallurgical coal mine closed after exhausting its coal reserves following twenty years of operation.

We had provided the lenders of senior debt financing of the Antamina mine with a guarantee of its 22.5% share of project debt. Effective July 1, 2003, the project debt became non recourse to the project sponsors when certain completion tests were met. Completion resulted in the removal of certain voting restrictions imposed on the Company in relation to the management of Antamina. Consequently, we began to proportionately consolidate our investment in Antamina effective July 1, 2003.

In October 2003, we sold our interest in the Los Filos gold property in Mexico for US$48.4 million in cash.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                       Page 3

In November 2003, we completed our acquisition of the Lennard Shelf zinc mines in the Kimberley region of Western Australia for AUS$26 million plus taxes and transaction costs. We subsequently agreed to sell a 50% interest in Lennard Shelf to Noranda Inc. Noranda can earn its interest by matching our investment in Lennard Shelf. The Lennard Shelf mines were placed on care and maintenance by the vendor prior to our acquisition. Studies are underway to determine the feasibility of reopening the Lennard Shelf mines. A decision to restart the mines will depend on the outcome of this program, as well as on zinc market conditions and exchange rates.

2004

Realized prices for our principal products increased substantially during 2004, following changes in market conditions which commenced in the fourth quarter of 2003. Realized zinc and copper prices averaged $0.48 and $1.35 per pound respectively compared with US$0.38 and US$0.85 in 2003. Realized molybdenum prices increased to an average of $19 per pound in 2004 from $5 per pound in 2003. At the end of the year, the molybdenum price was US$30.00 per pound. Coal prices also increased from US$45 per tonne to US$52 per tonne in 2004. These price increases were somewhat offset by a weaker U.S. dollar. Higher prices dramatically improved earnings and cash flows at all of our major operations.

In March 2004, we completed the purchase of an additional 33.57% interest in HVC. The additional interest contributed $75 million to earnings during 2004. We began studies at the Highland Valley Copper mine to determine the feasibility of extending the life of the mine by four years to 2013. A final decision on the extension is expected to be taken in 2006, after geotechnical studies have been completed.

Pursuant to the Partnership Agreement governing Elk Valley Coal, our interest in Elk Valley Coal was increased to 38% effective April 1, 2004 (see "Significant Acquisitions and Dispositions" below).

In December 2004, we completed the sale of our interest in the Cajamarquilla refinery (see "Significant Acquisitions and Dispositions" below).

In May 2004, following the withdrawal of an appeal in relation to the issuance of a key environmental permit, site construction began at the Pogo gold project in Alaska. Elk Valley Coal also commenced the development of the Cheviot Creek pit at the Cardinal River mine.

As a result of the record earnings and operating cash flow in 2004, we finished the year with cash balances of over $900 million against long-term debt of $627 million. In November 2004, we announced that we were increasing the semi-annual dividend payable to shareholders of record on December 31, 2004 from $0.10 to $0.20, bringing the total annual dividend for 2004 to $0.30 per share. Our dividend policy contemplates the payment of two semi-annual dividends at $0.20 per share in 2005.

Coal and copper production in 2005 are expected to increase by 17% and 10% respectively, while molybdenum production is expected to decrease by 38% compared with 2004.

Our metal sales are priced at prevailing market prices. The majority of our metallurgical coal sales are sold at negotiated contract prices. Substantially all of the hard coking coal sales for the coal year commencing April 1, 2005 have been contracted at an average price of US$125 per tonne, a significant increase from the average of US$52 per tonne in the 2004/2005 coal year.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                       Page 4

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS IN 2004

Highland Valley Copper

On March 2, 2004 we completed the acquisition, through the exercise of a right of first refusal, of the 33.57% interest of Rio Algom Limited in the Highland Valley Copper partnership ("HVC") for US$73 million in cash, bringing our direct and indirect interest in HVC to 97.5%.

Elk Valley Coal Partnership

The Partnership Agreement establishing Elk Valley Coal provided that we could increase our interest in Elk Valley Coal by up to 5% from an initial 35%, to the extent that operating synergies realized by Elk Valley Coal and distributable cash generated by the Elkview mine (collectively, "Incremental Returns") exceeded certain cumulative targets during the four year period from April 1, 2003 to March 31, 2007. An independent engineering firm was retained to assist in the determination of Incremental Returns. Following receipt of the opinion of the independent engineer, the Company and Fording reached agreement in July 2004 on the amount of Incremental Returns and the resulting adjustments to our interest in Elk Valley Coal. Our initial 35% interest was increased by 3% effective April 1, 2004, and will be increased by an additional 1% on April 1, 2005 and on April 1, 2006, bringing our total direct interest in Elk Valley Coal to 40% on April 1, 2006.

Cajamarquilla

On December 15, 2004, we completed the sale of our 85% interest in Refineria de Cajamarquilla S.A., which owns the Cajamarquilla zinc refinery in Peru, for proceeds of US$168 million after repayment of debt related to Cajamarquilla of US$56 million. Under the agreement of purchase and sale, we are entitled to receive additional price-linked payments of approximately US$365,000 for each US$0.01 that the average annual price of zinc exceeds US$0.454 per pound in each of the years from 2005 to 2009 inclusive. In addition, if the purchaser elects to expand the refinery during the first three years following the sale, we are entitled to an additional payment of US$12.75 million in year one, declining to US$4.25 million in year three.

                           DESCRIPTION OF THE BUSINESS

GENERAL

Teck Cominco is engaged primarily in the exploration for, and the development and production of, natural resources. We are a producer of zinc, coal, copper, gold, lead, as well as various specialty metals such as germanium and indium. We have interests in the following principal mining and processing operations as at March 15, 2005:

                          Type of Operation           Jurisdiction
        ----------------------------------------------------------------
        Red Dog               Zinc/Lead               Alaska, USA
        Pend Oreille          Zinc/Lead             Washington, USA
        Trail                 Zinc/Lead         British Columbia, Canada
        Elkview                 Coal            British Columbia, Canada
        Fording River           Coal            British Columbia, Canada
        Greenhills              Coal            British Columbia, Canada


 -------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                       Page 5

                           Type of Operation          Jurisdiction
     ---------------------------------------------------------------------
     Coal Mountain               Coal           British Columbia, Canada
     Line Creek                  Coal           British Columbia, Canada
     Cardinal River              Coal                Alberta, Canada
     Antamina                 Copper/Zinc                 Peru
     Highland Valley       Copper/Molybdenum    British Columbia, Canada
     David Bell/Williams         Gold                Ontario, Canada
     =====================================================================

Our principal products are zinc concentrate, zinc metal, metallurgical coal and copper concentrate.

The following table sets out our revenue by product for each of our last two financial years

     Revenue by product

     Product                          2004                   2003
                                 $(000's)      %        $(000's)      %
     ---------------------------------------------------------------------
     Zinc(1)                        964       28%          739       33%
     Copper                         870       25%          360       16%
     Coal                           645       19%          548       25%
     Other                          948       28%          581       26%
     Total                        3,427      100%        2,228      100%

   (1)   Zinc revenues include sales of refined zinc and zinc concentrate

   (2) Other revenues include gold, lead, molybdenum, specialty metals, and power sales

Product Summary

Zinc

Our principal markets for zinc concentrates are Asia and Europe. Approximately 25% of Red Dog's concentrate production is sold to our metallurgical operation at Trail, BC. The balance of Red Dog's production is distributed to customers in Europe and Asia by barge and ship.

Our principal markets for refined zinc are, in order of importance, United States, Asia and Europe. Refined zinc produced at Trail is distributed to customers in the United States by rail and/or truck and to customers in Europe and Asia by ship.

.. All of our revenues from sales of refined zinc and zinc concentrates (other than Red Dog zinc concentrates treated at Trail) are derived from sales to third parties. Zinc concentrates and refined zinc are fungible commodities. We strive to differentiate our products by producing the sizes and shapes best suited to our major customers' needs.

All of the zinc concentrates produced by our Pend Oreille mine in Washington State are shipped by truck to the Trail metallurgical operations. Trail's supply of zinc and lead concentrates other than those sourced from our own mines is provided through long-term and spot contracts with mine producers in North America and South America.

We have substantial long-term frame contracts for the sale of zinc concentrates from the Red Dog mine to customers in Asia (Korea Zinc) and Europe (Glencore and Xstrata).


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                       Page 6

Metallurgical Coal

Our principal markets for metallurgical coal are the hard coking coal markets in Asia and Europe. Processed coal is shipped by rail to the Westshore and Neptune Terminals in the lower mainland of British Columbia or directly by rail to North American customers or by rail and barge through Thunder Bay Terminals in Thunder Bay, Ontario. Rail service to the five Elk Valley mines is provided by Canadian Pacific Railway (see "Coal Transportation and Sales", on page 12 for a summary of a recent dispute with respect to this contract).

All of Elk Valley Coal's production is fully contracted for the remainder of the 2004 coal year and all of the 2005 coal year, with more than 95% of volumes contracted under evergreen or long-term agreements.

Elk Valley Coal competes primarily with producers in Australia and the United States. The supply of coal in global markets and the demand for hard coking coal among world steel producers has historically provided for a competitive seaborne market. Coal pricing is generally established in US dollars and the competitive positioning among producers can be significantly affected by exchange rates. The competitive position of Elk Valley Coal continues to be determined primarily by the quality of its various coal products and its reputation as a reliable supplier, as well as by its production and transportation costs compared to other producers throughout the world.

The seaborne hard coking coal markets are cyclical in nature. Over-supply in the years 1997 - 2000 and the economic downturn in a number of Asian countries caused prices to drop by more than 30%. Demand strengthened in 2003 and has remained strong through 2004 and 2005. Integrated steel mills and coke producers around the world are finding it difficult to secure sufficient quantities of hard coking coal. In addition, steel production in China is forecast to increase in the next few years, which could result in increased demand. Sales and production for the 2005 coal year are expected to be at or near capacity.

Copper Concentrates

Our principal market for copper concentrates is Asia. Copper concentrates produced at Highland Valley Copper are distributed to customers in Asia by rail to a storage facility in Vancouver, British Columbia, and from there by ship to customers in Asia. Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru and from there by ship to customers in Europe and Asia.

The copper concentrate business is cyclical. Treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry. In 2003, treatment charges fell in response to a shortage of custom copper concentrates due to reduced mine production and increased smelting and refining capacity in Asia. As the price of copper rose through 2003 and 2004, mine production increased and treatment charges returned to more normal levels. The price of copper fluctuates with the comparative supply and demand for refined copper. Increased demand for refined copper in China has, in large part, driven the relatively high price of refined copper in the last two years.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                       Page 7

INDIVIDUAL OPERATIONS

Zinc

Mining Operations

Red Dog Mine, United States (Zinc, Lead)

The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough near Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990. The Red Dog mine is 100% owned and operated by Teck Cominco Alaska Incorporated, subject to a royalty as described below.

The mining method employed is conventional drill and blast open pit mining. The main pit has an expected life of 7 years at current rates of production. Additional reserves have been identified in the vicinity of the processing facilities sufficient to extend the life of the operation by a further 16 years for a total mine life of 23 years. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

The mine and concentrator properties are leased from, and are being developed under the terms of a development and operating agreement with, the NANA Regional Corporation, Inc. ("NANA"), a native Alaskan development corporation. NANA receives an annual advance royalty equal to the greater of 4.5% of the value of annual production or US$1 million until our business has recovered its capital investment, interest and the advance royalties previously paid to NANA. After those amounts have been recovered NANA will have a carried interest in the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals. In addition to the royalties payable to NANA, the operation is subject to State and federal income taxes.

All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant. Mill process water is reclaimed from the tailings pond. The mine and an associated port facility operate under effluent permits issued by the United States Environmental Protection Agency and air permits issued by the State of Alaska. The operation is in material compliance with all of its permits or related regulatory instruments and has obtained all of the permits that are material to its operations. Permit renewal applications are underway. Additional permits will be required for future development at Red Dog.

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

Red Dog is comprised of a number of sedimentary hosted exhalative (SEDEX) lead-zinc sulfide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks. The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks. Barite rock is common in and above the sulfide units. Silicification is the dominant alteration type.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                       Page 8

The sulfide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena. Common textures within the sulfide zone include massive, fragmental, veined and rarely sedimentary layering.

Approximately 25% of the zinc concentrate produced at Red Dog is shipped to our metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe. The lead concentrate production is shipped to customers in Asia and Europe. The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment and refining charges. The balance is sold on the spot market at prices based on prevailing market quotations. Because the shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions, Red Dog's sales are seasonal with the majority of sales in the last five months of each year. Concentrate is stockpiled at the port facility and is typically shipped between July and October.

Pend Oreille Mine, United States (Zinc, Lead)

Construction was completed at the Pend Oreille mine, near Metaline Falls, Washington, in early 2004 at a total cost of US$74 million and the mine is in commercial production. We own 100% of the Pend Oreille mine. A probable reserve of 5.7 million tonnes grading 7.7% zinc and 1.4% lead is expected to provide a mine life of 8 years with some potential for extension. Inferred and indicated resources of 3.3 million tonnes grading 6.6% zinc and 1.3% lead identified on the main Washington Rock zone and in a separate zone to the north require further drilling and evaluation to qualify as reserves. Several significant new drill targets have been identified in the immediate area using downhole geophysical techniques.

Pend Oreille holds all permits necessary for its operation and is in material compliance with these permits. Certain provisions of the mine's National Pollutant Discharge Elimination System permit are the subject of an appeal. The appeal is not expected to affect operations at the mine.

The Pend Oreille mine is a carbonate hosted zinc-lead ore body situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west. Metaline carbonates host the known zinc-lead deposits within the district.

Mineralization at the Pend Oreille mine is located within the Yellowhead horizon of the Metaline Formation, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine grained pyrite with lesser Zn and Pb sulfides. The sulfide zone has relatively simple mineralogy. Sphalerite and Galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.

The Pend Oreille mine is an underground mine. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates. Annual production is forecast to be 730,000 tonnes per year of ore to produce 83,000 tonnes per year of zinc concentrate and 13,000 tonnes per year of lead concentrate. The concentrates are hauled by truck to Trail Metallurgical Operations.

Refining and Lead Smelting

Trail Metallurgical Operations


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                       Page 9

Teck Cominco Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex's principal products include refined zinc, lead, silver and gold. Germanium dioxide, indium, cadmium and copper compounds are also produced as metal co-products, along with a variety of sulphur products and ammonium sulphate fertilizers.

Trail's  zinc  operations  consist  of  six  major  metallurgical   plants,  one
fertilizer plant and two specialty metal plants. The facility has an annual capacity of approximately 295,000 tonnes of refined zinc. Zinc concentrates are initially treated in roasters or pressure leach facilities. The zinc and other elements are put into solutionbefore the zinc is purified and electroplated in an electrolytic refining plant onto cathodes. Refined zinc is produced by remelting the zinc cathodes and then casting the zinc into various shapes, grades and alloys to meet customer requirements. The specialty metals processes extract co-products to produce valuable metals. Construction of the lead smelter modernization project, including the KIVCET furnace and a slag fuming plant, was completed and the plants were started up in 1997. Lead concentrates, recycled batteries, residues from the zinc circuits and various other lead and silver-bearing materials are treated in the KIVCET flash furnace and refined into lead in the cell electro-refinery. Silver and gold are also recovered from this circuit after further processing.

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

Teck Cominco Metals also owns the Waneta hydroelectric power plant near Trail. It has an installed capacity of 450 megawatts and an annual average output of approximately 2,700 gigawatt hours of energy. Included in the above numbers are the capacity increases completed in 2003. The second and third turbines were upgraded resulting in 50 MW more capacity and approximately 135 gigawatt hours per annum more energy available for sale. This plant, together with agreements with B.C. Hydro and Fortis Inc., provides electric power to the Trail metallurgical operation. The operation of various other hydroelectric plants in the watershed is coordinated through contractual arrangements with B.C. Hydro and other related parties under which we receive 2,690 gigawatt hours per year of energy even during low water years. We also own a 15 kilometre transmission line from Waneta to the United States' power distribution system. Power that is surplus to our needs at Trail is sold in Canada and in the United States.

Coal

Elk Valley Coal Partnership

We hold our metallurgical coal mining interests through our 38% interest in Elk Valley Coal (other than the Bullmoose mine which will be transferred to Elk Valley Coal when reclamation is complete). We hold a 37.833% interest in Elk Valley Coal through the Teck Cominco Coal Partnership, a partnership between Teck Cominco (99.992%) and Teck Bullmoose Coal Inc. (0.008%). Quintette Coal Partnership (which is directly and indirectly wholly-owned by us) owns an additional 0.164% interest in Elk Valley Coal. Teck Cominco Coal Partnership is the managing partner of Elk Valley Coal. The remaining 62% interest in Elk Valley Coal is held by Fording, a wholly-owned subsidiary of FCCT. Under the terms of the Partnership Agreement providing for the formation of Elk Valley Coal, we could increase our interest in Elk Valley Coal by up to 5%, bringing our interest to 40%, to the extent that certain operating synergies realized by Elk Valley Coal and distributable cash generated by the Elkview mine (collectively, "Incremental Returns") cumulatively reached certain specified targets in the four year period from April


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 10

2003 to March 31, 2007. An independent engineering firm was engaged to assist in the calculation of Incremental Returns, and following receipt of the expert's opinion in respect of Incremental Returns realized during the coal year ended March 31, 2004, we reached agreement with Fording in July 2004 on the amount of Incremental Returns and the resulting adjustments to the interest in Elk Valley Coal. As a result, our 35% direct and indirect interest in Elk Valley Coal was increased by 3% effective April 1, 2004, and will be increased by an additional 1% on April 1, 2005 and on April 1, 2006.

Elk Valley Coal is a general partnership established under the laws of the Province of Alberta. In its capacity as managing partner of Elk Valley Coal, Teck Cominco Coal Partnership manages and makes all decisions relating to the business and affairs of Elk Valley Coal, subject to obtaining, in respect of certain matters, the approval of Fording. These matters include certain fundamental changes with respect to Elk Valley Coal, and approval of an annual operating and capital plan and budget for Elk Valley Coal.

Elk Valley Coal has a $150 million five-year revolving floating rate, annually extendible credit facility that can be used for general operating purposes.Elk Valley Coal has also given an unsecured guarantee, limited in recourse as against Teck Cominco to the assets of Elk Valley Coal and our interest therein, with respect to borrowings by Fording under that corporation's $400 million credit facility, which was initially incurred principally in connection with the financing of the transaction pursuant to which we acquired our interest in Elk Valley Coal. The Fording and Elk Valley Coal credit facilities have the same attributes, terms and conditions. At December 31, 2004, $201 million of the Fording facility was drawn and $71 million of Elk Valley Coal's facility was used to support outstanding letters of credit and guarantees.

The Partnership Agreement provides that while the foregoing guarantee is in place, Fording may not sell its interest in Elk Valley Coal or carry on any business other than in respect of Elk Valley Coal or its industrial minerals business substantially as currently conducted, unless in our reasonable judgment the carrying on of such business could not, under any reasonably foreseeable circumstances, have an adverse effect on the financial condition of Fording.

Elk Valley Coal has six operating mines. It wholly owns Elkview, Fording River, Coal Mountain, Line Creek and Cardinal River and has an 80% joint venture interest in the Greenhills mine. It has agreed in principle to sell a 5% interest in the Elkview mine to Nippon Steel Corporation and POSCO of Korea. Five of the six mines are located in close proximity to each other in the Elk Valley region of southeast British Columbia. The Cardinal River mine is located in west central Alberta. All of Elk Valley Coal's mines are open pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year. Operating schedules can be varied depending on market conditions. All of the mines are accessed by two lane all-weather roads which connect to public highways. All the mines operate under permits granted by Provincial and Federal regulatory authorities. Provincial remediation reclamation permits are placed to permit all facets of the mining process. From time to time each of the mines may require additional permits in respect of the location of additional dumps and tailings impoundment areas that will be required as mining operations proceed. All permits necessary for the current operations of the mines are in hand and in good standing.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 11

The following chart lists significant coal rights held by Elk Valley Coal as at December 31, 2004:

                                                                 Crown Lease
Mineral Holdings (thousand hectares)          Fee Simple         and License            Total
-------------------------------------------------------------------------------------------------
Coal
      British Columbia                             39                67                  106
      Alberta                                       1                49                   50
All Mines and Minerals except
      Petroleum & Natural Gas
      British Columbia                             10                 -                   10
Total(1)                                           50               116                  166

Notes:

(1) Numbers have been rounded.

In British Columbia, coal licenses are issued for one-year terms and have an initial cost of $7 per hectare, increasing by $5 per hectare every five years to a maximum of $30 per hectare. Elk Valley Coal currently pays license fees ranging from $7 to $30 per hectare. Coal leases are granted for periods of 30 years and have an annual cost of $10 per hectare. In Alberta, Crown leases are granted by the provincial government and are generally issued for 15 years. Annual lease rentals are approximately $4 per hectare. In the past, renewals of these licences and leases have generally been granted although there can be no assurance that this will continue in the future.

Five of Elk Valley Coal's six coal mines operate in British Columbia and are therefore subject to mineral taxes. British Columbia mineral tax is a 2-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.

Elk Valley Coal's mines employ conventional open-pit mining techniques and coal preparation plants. Following mining, the coal is washed using a variety of conventional techniques and conveyed to coal-fired dryers for drying. Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.

Coal Transportation and Sales

Coal from the coal mines owned by Elk Valley Coal is principally transported by rail pursuant to long-term rail contracts to the Roberts Bank coal port near Vancouver operated by Westshore Terminals Ltd. ("Westshore"). Westshore provides coal loading services under long-term agreements with Elk Valley Coal.

Rail service to the five mines located in the Elk Valley is provided by the Canadian Pacific Railway Company ("CPR"). Service to the Fording River, Greenhills and Coal Mountain mines is provided pursuant to an agreement expiring March 31, 2007. Separate agreements for rail service to the Elkview and Line Creek mines expired on March 31, 2004. Rail service in respect of the Cardinal River mine is provided by Canadian National Railway.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 12

Elk Valley Coal and CPR are in a dispute concerning the manner in which freight rates for coal shipped to west coast ports from the five mines is to be determined. Legal proceedings in relation to the dispute have been initiated by CPR in the Alberta Court of Queen's Bench and by Elk Valley Coal Corporation in a final offer arbitration under the Canadian Transportation Act ("CTA") in respect of the Elkview Mine. On December 13, 2004, an arbitrator accepted CPR's final offer in the arbitration, which could determine the rate payable by Elk Valley Coal for coal shipped from the Elkview Mine to the west coast ports. The arbitrated rate is confidential and cannot be disclosed. However, CPR has also challenged the Canadian Transportation Agency's jurisdiction under the CTA to refer the determination of freight rates for the Elkview Mine to the arbitrator. If that challenge is successful, it would supersede the decision of the arbitrator. If CPR's jurisdictional challenge is not successful, the arbitrated rate for the Elkview Mine may apply to some or all of the other four mines, depending on the outcome of the Alberta Court of Queen's Bench action.

Regardless of the outcome of the proceedings, rail rates for westbound coal will increase and such increase is likely to be material. An unfavourable outcome of one or both of the legal proceedings will also result in a material increase in rail rates charged to Elk Valley Coal for westbound coal.

In January 2005, Elk Valley Coal and CPR agreed to engage in a confidential mediation/negotiation process to attempt to resolve the dispute and that process is ongoing. CPR has stated that the dispute is not expected to adversely affect the shipment of coal from the Elk Valley mines.

Rail service provided by CPR to eastern destinations from the Elk Valley Mines is not the subject of either legal proceeding.

Westshore Terminals Ltd. provides ship-loading services at Roberts Bank for approximately 75% of Elk Valley Coal's metallurgical coal pursuant to long-term contracts. Neptune Terminals, in which Elk Valley Coal has a 46.4% ownership interest, provides ship-loading services for approximately 12% of Elk Valley Coal's metallurgical coal. The remaining 13% of Elk Valley Coal's metallurgical coal products are shipped from the sites to eastern North American customers either directly by rail or by rail and barge via Thunder Bay Terminals in Thunder Bay, Ontario. A small amount of product is shipped by truck to customers in western Canada.

Elk Valley Coal's coal is sold principally under evergreen contracts at annually negotiated prices.

Elkview Mine, Canada

The Elkview mine is an open pit coal mine located in the Elk Valley in southeastern British Columbia. The mine has a current annual design capacity of 6 million tonnes of clean coal with an ability to expand to 7 million tonnes. Elk Valley Coal currently intends to increase the annual capacity of Elkview to 7 million tonnes at a cost of approximately US$50 million, using the proceeds of a proposed investment by Nippon Steel Corporation and POSCO, a Korean steel producer, who have agreed in principle, subject to due diligence, completion of definitive documentation and board approval, to acquire a 5% interest in the Elkview mine. At current production rates, the Elkview mine is estimated to have a remaining reserve life of 35 years.

The mine is a conventional open pit operation comprised of 23,000 hectares of coal lands of which 3,526 hectares have been mined or are scheduled for mining. The mine proper and the associated fee simple lands at Elkview mine cover a portion of the Crowsnest coal field that runs from just north of the Elkview property to 20 kilometers south of the City of Fernie, British Columbia. The mineral reserves associated with the Elkview mine lie in the Mist Mountain formation of the Crowsnest coal field with the mine


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 13
exploiting 16 coal seams in the area of Baldy and Natal Ridge, just outside the Town of Sparwood, British Columbia, bounded by Michel Creek to the south and the Elk River to the west.

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

Fording River Mine, Canada

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine is a conventional open pit operation comprised of 20,304 hectares of coal lands of which 3,955 hectares have been mined or are scheduled for mining.

Construction of Fording River as a 3 million tonne per year operation was commenced in 1969. It has operated continuously since that time. Coal mined at Fording River is primarily metallurgical coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are 10 and 9.5 million tonnes, respectively. In the fourth quarter of 2004 work began to increase the annual plant capacity to 10.5 million tonnes. The mine is expected to reach the higher production rate in the third quarter of 2005. Annual in-fill drilling programs are conducted to refine mine plans and confirm and update the geological model.

The majority of current production is derived from the Eagle Mountain pit. Proven and probable reserves at Fording River are projected to support mining at 2004 production rates through 2029. Fording River's reserve areas include Eagle Mountain, Greenhills, Turnbull, Henrietta, and Castle Mountain. The majority of current production is derived from the Eagle Mountain pit.

Greenhills, Canada

The Greenhills mine is located eight kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site is comprised of 10,092 hectares of coal lands of which approximately 2,155 hectares have been mined or are scheduled for mining. Greenhills holds a forest licence and manages a 7,610 hectare forest located outside the active mining area.

The Greenhills operation was constructed in the early 1980s and has operated continuously since 1993. Coal mined at Greenhills is primarily metallurgical coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are 4.5 and 5.5 million tonnes, respectively.

Greenhills is operated under a joint venture agreement (the "Greenhills Joint Venture Agreement") among Elk Valley Coal, POSCO Canada Limited ("POSCAN") and POSCAN's parent, POSCO. Pursuant to the agreement, Elk Valley Coal has an 80% interest in the joint venture while POSCAN has a 20% interest. The mine equipment and preparation plant are owned by Elk Valley Coal and POSCAN in proportion to their respective joint venture interests. Under the Greenhills Joint Venture Agreement, Elk Valley Coal is the manager and operator of Greenhills. Elk Valley Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests. POSCAN, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from certain defined lands


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 14
until the Greenhills Joint Venture Agreement terminates. Pursuant to an extension agreement reached between the parties in 2003, the Greenhills Joint Venture Agreement terminates on the earlier of: (i) the date the reserves on the defined lands have been depleted; and (ii) March 31, 2012.

Coal mined at the Greenhills mine is primarily metallurgical coal, although a small amount of thermal coal is also produced. Production is derived from the Cougar reserve, which is divided into two distinct pits, Cougar North and Cougar South. Cougar North has been fully developed and currently produces the bulk of the coal for the mine. Development and pre-stripping of Cougar South is underway and is expected to provide a long-term source of coal. Proven and probable reserves at Greenhills are projected to support mining at 2003 production rates through 2026.

Coal Mountain, Canada

The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site is comprised of 2,521 hectares of coal lands of which approximately 650 hectares are currently being mined or are scheduled for mining. Coal Mountain produces both metallurgical and thermal coal. The current annual production capacities of the mine and preparation plant are 2.5 and 3.2 million tonnes, respectively. Proven and probable reserves at Coal Mountain are projected to support mining at 2004 production rates until 2015.

Line Creek, Canada

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

The metallurgical and thermal coal at Line Creek is mined from 9 seams lying in a syncline. The seams average 2 to 13 metres in thickness, with the thickest seam reaching 15 metres in several places. Line Creek has an estimated remaining reserve life of approximately 7 years.

Cardinal River Mine, Canada

The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. In March 2004, Elk Valley Coal commenced the development of the Cheviot Creek pit located approximately 20 kilometres south of the Cardinal River coal plant. The total capital cost in relation to the haul road, pit development, plant refurbishment and mobile fleet is approximately $120 million. When complete, Cheviot Creek will have a production capacity of 2.8 million tonnes per year. Completion is expected to be achieved in the third quarter of 2005. Cheviot Creek is expected to have a mine life of approximately 20 years.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 15

Copper

Copper Operations

Antamina Mine, Peru (Copper, Zinc)

In July 1998 we acquired 25% of the Antamina copper, zinc project in Peru, with the balance then held by BHP Billiton, through Rio Algom, and Noranda Inc. ("Noranda"). Subsequently, in October 1999, Mitsubishi Corporation acquired a 10% interest in the Antamina project, resulting in a reduction of the other participants' interests to 33.75% for each of BHP Billiton and Noranda and 22.5% for us. The participants' interests are represented by shares of Compania Minera Antamina S.A. ("CMA"), the Peruvian company that owns and operates the project. Our interest is subject to a net profits royalty of 1.667% on the project's free cash flow after recovery of capital costs and an interest factor on 60% of project expenditures.

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

Our share of the project cost to completion was approximately US$490 million, of which US$300 million was provided by the project financing. Total development cost was US$2.206 billion. In July 2003, CMA achieved completion under the project finance documentation and the project debt became non-recourse to the CMA project sponsors, including Teck Cominco.

The deposit is located at an average elevation of 4,200 meters, 385 kilometers by road and 270 kilometers by air north of Lima, Peru. Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Maranon basin, a tributary of the Amazon River.

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


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 16

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

Antamina has entered into long-term copper and zinc concentrate agreements with major smelting companies and refineries which in aggregate account for over 70% of the mine's production of copper and zinc concentrates. The price of copper and zinc concentrate sales under these long-term sales agreements are based on LME prices at the time of the sale with treatment and refining charges determined by reference to current world market terms. The remaining copper and zinc concentrate is sold to affiliates of the Antamina project sponsors. Molybdenum concentrates are sold to third party refiners on market terms.

Little exploration has been conducted outside the pit area. In-fill definition drilling has, however, been conducted within the pit area and is ongoing.

Highland Valley Mine, Canada (Copper)

We have an aggregate 97.5% partnership interest in the Highland Valley copper mine located near Kamloops, British Columbia. The remaining 2.5% is held by Highmont Mining Company (excluding our interest in the Highmont Partnership). Highland Valley is also a significant producer of molybdenum.

Our current interest is held through an 11.4% direct interest in the HVCand a 50.001% interest in the Highmont Partnership, which holds a 5% interest in HVC. Our remaining 83.6% interest is held directly and indirectly through Teck Cominco Metals. The property comprising the Highland Valley Copper mine consists of mineral leases, mineral claims and crown grants which will be kept in good standing beyond the shutdown of operations. The mine covers a surface area of approximately 34,000 hectares and HVC holds the surface rights to such area pursuant to various leases, claims and licenses.

The HVC operation is located adjacent to a highway connecting Merritt, Logan Lake, and Ashcroft. The mine itself is approximately 80 kilometers southwest of Kamloops, and approximately 200 kilometers northeast of Vancouver. The mine operates throughout the year. Power is supplied by B.C. Hydro through a 138kv line which terminates at the Trans Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.

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


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 17

Ore is mined from two sources, the Lornex and Valley mines. Both are located in the Guichon Batholith which hosts all of the ore bodies located in the area. The Lornex ore body occurs in Skeena Quartz Diorite host rock, intruded by younger pre-mineral Quartz Porphyry and Aplite Dykes. The Skeena Quartz Diorite is an intermediate phase of the Guichon Batholith and is generally a medium to coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

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

In January 2004, HVC entered into a new three year collective agreement with the United Steelworkers of America.

At current rates of production the operation has an expected life of 4 1/2 years. In 2004 we began studies to assess the feasibility of extending the mine life to 2013. A decision to proceed with the extension will depend on the resolution of some geotechnical issues as well as on the outlook for copper prices. A final decision will be made in 2006.

Concentrates are transported to Vancouver for shipment, with the majority being sold under long-term sales contracts to smelters in several countries. Treatment and refining charges under long term contracts are adjusted annually. The balance is sold on the spot market.

Louvicourt Mine, Canada (Copper, Zinc)

In 1993, we earned a 25% joint venture interest in the Louvicourt copper, zinc mine and milling facility located near Val d'Or, Quebec. Aur Resources Inc., the operator of the mine, has a 30% joint venture interest in the mine and the remaining 45% interest is held by Novicourt Inc., a subsidiary of Noranda.

The Louvicourt mine is an underground copper, zinc operation. The mill, which operates at a daily capacity of 4,300 tonnes, uses semi-autogenous grinding, froth flotation and pressure filters for the recovery of metal concentrates. The reserves will be exhausted by mid-2005 and the mine will be closed.

Our share of the copper concentrates produced from the Louvicourt mine is currently sold under a long-term contract to a subsidiary of Noranda, Noranda Metallurgy Inc., and shipped by rail and smelted at its smelter in Rouyn, Quebec.

Our share of the zinc concentrates is currently sold to a Noranda subsidiary and shipped by rail to and smelted at its smelter in Valleyfield, Quebec.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 18

Copper Projects

San Nicolas Project, Mexico (Copper, Zinc)

The San Nicolas property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver. The property is held by Minas de San Nicolas S.A. de C.V. ("MSN"), which is owned 40% directly by us and 60% by Minera Tama S.A. de C.V. ("Tama"). Tama in turn is owned 65% by us and 35% by Western Copper Holdings Ltd. ("Western Copper") resulting in our holding a net 79% interest in the property. Our interest may vary depending on certain financing elections the parties may make under the agreements governing the project.

We completed and delivered a feasibility study to Western Copper on December 21, 2001. The project is being held on a care and maintenance basis pending the resolution of certain commercial issues

Gold

Gold Operations

Hemlo Gold Operations, Canada (Gold)

We have a 50% joint venture interest in two gold mines in the Hemlo Gold Camp located near Marathon, Ontario: the Williams and David Bell gold mines (the "Hemlo Operations"). Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation ("Homestake"), holds the remaining 50% joint venture interest. Our share of production is subject to a 2.25% net smelter return royalty at Williams and a 3% net smelter return royalty at David Bell.

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

The Hemlo Operations operate a combined tailings management system including a tailings basin and polishing pond. The property includes one tailings pond, located approximately four kilometers from the Williams mill, and four waste stockpiles located adjacent to the Williams open pit. The Williams effluent treatment plant employs polishing pond water as feed water and the Williams mill reclaims water from both the tailings basin and the polishing pond. The David Bell mine reclaims mine water for use in the backfill process along with raw water from Cedar Creek. Both operations comply with certificates of approval for industrial wastewater and air, which are administered by the provincial regulatory authorities. The Williams mill and both mines hold all the necessary permits and certificates that are material to the operations.

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


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 19

The Williams and David Bell ore bodies lie at the contact between overlying metasedimentary rocks and underlying felsic metavolcanic rocks. The Williams ore zone dips north at 60-70 degrees and the David Bell ore zone dips north at 50-60 degrees. The ore zones continue to approximately 1,200 meters below the surface and vary in width from 45 meters to 1 meter at Williams and from 15 meters to 1 meter at David Bell. The ore at both mines is hosted by three principal rock types, feldspathised porphyry, muscovite schist and biotite fragmental, and is characterized by gold, pyrite, molybdenite, and barite and various arsenic, mercury, and antimony mineral species. Both main ore bodies are composed of fine grained quartz-feldspar rock with gold occurring as finely disseminated particles within the groundmass as well as with pyrite grains.

Our share of gold production from the Hemlo Operations is sold on a spot basis at prevailing market prices at the time of production. We have also entered into certain hedging contracts in respect of certain portions of our production.

      Williams Mine

The Williams mine, primarily an underground operation with some open-pit mining, has been operating since the fall of 1985. The property comprising the Williams mine consists of 11 patented mining claims and 6 leased claims. The mine covers a surface area of approximately 270 hectares.

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

Gold Advanced Project

Pogo Project, United States (Gold)

In June 1997, we entered into an agreement with Sumitomo Metal Mining America Inc. and SC Minerals America Inc. to earn a 40% joint venture interest in the Pogo gold deposit located in Alaska, 40 air miles (64 kilometers) from Delta
Junction at the terminus of the Alaska Highway. The Pogo property is approximately 16,700 hectares in size. The mine area is the subject of a mining lease, which requires


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 20
annual rental payments. The balance of the property is comprised of 1,281 State mining claims, each requiring a specified nominal amount of annual assessment work.

Our 40% interest was earned by delivering a production commitment. Our interest is subject to divestment should we not complete construction of the project substantially in accordance with the feasibility study. We are the project operator.

The property is subject to a 1.5% net smelter return royalty payable by the venturers on the first two million ounces of gold produced. After the first two million ounces of gold is produced, the 1.5% net smelter return royalty is no longer payable. However, we (through our indirect wholly-owned subsidiary, Teck-Pogo Inc. ("TPI")) must then pay Sumitomo Metal Mining America Inc. and S.C. Minerals America Inc. a production royalty on TPI's share of any additional ounces of gold that it takes as its share of production from the property. This royalty on each ounce of gold to TPI's account is equal to the greater of 5% of the price of gold and US$25. We are entitled to a management fee as the project operator.

Following receipt of the National Pollution Discharge Elimination System (NPDES) permit issued by the United States EPA in the first quarter of 2004, site construction began.

The project consists of an underground mine and 2,500 tonne per day mill expected to produce an average of 400,000 ounces of gold per year over a 10 year mine life. The proposed mining methods are cut and fill and drift and fill. The mill will utilize conventional milling, and gravity and carbon-in-pulp technology. The gold from both the gravity and carbon-in-pulp circuits will be produced as dore bullion. Access to the site is provided by a new 50 mile all-season road from the Richardson Highway north of Delta Junction to the property. The project capital cost is currently estimated at US$321 million and the mine is expected commence production by the beginning of 2006.

Surface exploration programs have been conducted on the property over the past 4 years and have identified a discontinuous trend of mineralization known as the Pogo Trend. Within this trend, several gold drill targets are defined and these will be tested in future drilling programs.

Exploration

In 2004, we spent approximately $42 million on exploration, and approximately $22 million was spent by third parties on properties in which we retain significant back-in rights. Approximately 62% of expenditures were dedicated to exploration for gold and copper and the balance on base metal, polymetallic and diamond projects.

Of total exploration expenditures, approximately 24% were spent in Canada and approximately 16% in Mexico, with the remainder being spent primarily in Peru, Chile, Australia and the United States.

Exploration is carried out through sole funding and joint ventures with major and junior exploration companies. Exploration is focused on areas in proximity to our existing operations or development projects in regions which we consider to have high potential for discovery. Exploration successes in 2004 included the discovery of significant copper mineralization at the 100% owned Zafranal project in Peru and ongoing drilling on the Morelos Norte (El Limon) project in Mexico. Planned expenditures for 2005 are approximately $50 million, with a similar geographic and commodity focus.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 21

Mineral Reserves and Resources

Mineral Reserves at December 31, 2004

                                                       Mineral Reserves (1)

                                               Proven                Probable                  Total

                                         tonnes      grade      tonnes      grade        tonnes       grade       Teck Cominco
                                        (000's)      (g/t)(2)  (000's)      (g/t)       (000's)       (g/t)       Interest (%)
----------------------------------------------------------------------------------------------------------------------------------

Gold             Williams                                                                                                   50
                   Underground            3,680       5.57       2,060       5.04         5,740        5.38
                   Open-pit              10,280       1.65       7,610       1.70        17,890        1.67
                 David Bell               1,670      10.57                                1,670       10.57                 50
                 Pogo                                            7,000      16.12         7,000       16.12                 40

----------------------------------------------------------------------------------------------------------------------------------
                                         tonnes      grade      tonnes      grade        tonnes       grade
                                                   (000's)         (%)    (000's)           (%)      (000's)(%)
----------------------------------------------------------------------------------------------------------------------------------

Copper           Antamina               251,000       1.26     217,000       1.17       468,000        1.22               22.5
                 Highland Valley        136,100       0.43      30,400       0.43       166,500        0.43               97.5
                 Louvicourt                 600       2.43                                  600        2.43                 25

Zinc             Antamina               251,000       1.04     217,000       0.89       468,000        0.97               22.5
                 Red Dog                 22,900       20.5      52,700       16.7        75,600        17.9                100
                 Louvicourt                 600        1.9                                  600         1.9                 25
                 Pend Oreille             4,900        7.6         400        7.0         5,300         7.5                100

Lead             Red Dog                 22,900        5.7      52,700        4.3        75,600         4.7                100
                 Pend Oreille             4,900        1.3         400        0.5         5,300         1.2                100

Molybdenum       Antamina(4)            251,000      0.030     217,000      0.029       468,000       0.030               22.5
                 Highland Valley        136,100      0.007      30,400      0.007       166,500       0.007               97.5

Coal(5)          Fording River          145,000                112,000                  257,000                           43.4(6)
                 Elkview                184,000                 65,000                  249,000                           43.4
                 Greenhills              91,000                  7,000                   98,000                           34.8
                 Coal Mountain           27,000                  1,000                   28,000                           43.4
                 Line Creek              19,000                                          19,000                           43.4
                 Cardinal River(7)       36,000                 25,000                   61,000                           43.4


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 22

Mineral Resources at December 31, 2004

                                                       Mineral Reserves (1)

                                               Measured             Indicated                 Inferred

                                         tonnes      grade      tonnes      grade        tonnes       grade       Teck Cominco
                                        (000's)      (g/t)(2)  (000's)      (g/t)       (000's)       (g/t)       Interest (%)
----------------------------------------------------------------------------------------------------------------------------------

Gold             Williams                                                                                                   50
                   Underground            1,000       4.43       2,930       6.71         6,820        5.32
                   Open-pit               2,020       1.78       2,650       1.74           860        1.93
                 David Bell                                                                                                 50
                   Underground              240       8.64
                   Open-pit                                        680       3.77
                 Pogo                                              770       8.92         1,230       16.90                 40
                 Lobo-Marte                                                                                                 60
                 Lobo                                           64,210       1.79         5,660        1.70
                   Marte                                        33,470       1.58         3,590        1.35
                 Morelos                                                                 30,650        3.27               78.8
                 Kudz Ze Kayah                                  11,300       1.30         1,500        2.00                100

----------------------------------------------------------------------------------------------------------------------------------
                                         tonnes      grade      tonnes      grade        tonnes       grade
                                        (000's)       (%)      (000's)       (%)        (000's)         (%)
----------------------------------------------------------------------------------------------------------------------------------

Copper           Antamina                28,000       0.51      30,000       0.47        27,000        0.79               22.5
                 Highland Valley        197,400       0.45                                                                97.5
                 San Nicolas              1,880       0.73      78,080       1.34         7,020        1.28                 79
                 Kudz Ze Kayah                                  11,300       0.90         1,500        0.14                100

Zinc             Antamina                28,000       0.21      30,000       0.27        27,000        1.00               22.5
                 Red Dog                                         7,700       18.8        30,200        15.5                100
                 San Nicolas              1,880        3.6      78,080        1.8         7,020         1.4                 79
                 Pend Oreille                                                             3,300         6.6                100
                 Lennard Shelf            1,400        8.8       1,400        8.1           300         8.2                 50
                 Kudz Ze Kayah                                  11,300        5.9         1,500         6.4                100
                 Sa Dena Hes                                     2,190       10.4                                           50

Lead             Red Dog                                         7,700        5.3        30,200         4.5                100
                 Pend Oreille                                                             3,300         1.3                100
                 Lennard Shelf            1,400        2.2       1,400        1.8           300         1.7                 50
                 Kudz Ze Kayah                                  11,300        1.5         1,500         3.1                100
                 Sa Dena Hes                                     2,190        2.6                                           50

Molybdenum       Antamina                28,000      0.034      30,000      0.030        27,000       0.016               22.5
                 Highland Valley        197,400      0.007                                                                97.5

Titanium         White Earth(3)                                428,000         11     1,031,000          10                100

----------------------------------------------------------------------------------------------------------------------------------

Coal(4)          Fording River          460,000                194,000                2,721,000                           43.4(5)
                 Elkview              1,318,000                308,000                  181,000                           43.4
                 Greenhills               5,000                325,000                  650,000                           34.8
                 Coal Mountain           66,000                 41,000                   24,000                           43.4
                 Line Creek              65,000                177,000                  119,000                           43.4
                 Cardinal River(7)        2,000                  9,000                    4,000                           43.4
                 Other8)                213,000                274,000                  473,000                           43.4


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 23

Notes to Mineral Reserves and Resources Tables

(1) Mineral reserves and resources are mine and property totals and are not limited to Teck Cominco's interest.

(2)   g/t = grams per tonne.

(3)   Grade reported as %TiO2

(4) Molybdenum recovery at Antamina is affected by the type of ore being processed. The operation is unable to recover molybdenum from ore that is high in bismuth. This affects approximately one half of the reserves and resources at Antamina.

(5) Coal reserves expressed as tonnes of clean coal. Coal resources are expressed as in situ tonnes.

(6) Representing a 38% interest in Elk Valley Coal Partnership plus a 5.4% indirect interest through investment in Fording Canadian Coal Trust.

(7)   Cardinal River processes coal from the Cheviot Creek pit.

(8) Other refers to the aggregated measured, indicated and inferred resources associated with five undeveloped or non-operating properties. Tonnages represent Elk Valley Coal Partnership's interest in these properties.

Standard

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in November 2004 and incorporated in National Instrument 43-101, "Standards of Disclosure for Mineral Projects", by Canadian Securities Regulatory Authorities. Estimates of coal reserves and resources have been prepared and classified using guidance from GSC Paper 88-21. Classification terminology conforms with NI 43-101. Mineral Resources are reported separately from, and do not include that portion of the Mineral Resources that is classified as Mineral Reserves. That portion of Mineral Resource which is not classified as Mineral Reserve does not have demonstrated economic value. There are no known environmental, permitting, legal, title, taxation, socio political, marketing or other relevant issues that would materially affect these mineral reserve and resource estimates.

Definitions

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 24
outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated and in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study that economic extraction can be justified. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral reserves at Williams and David Bell have been estimated on the basis of an assumed gold price of US$350/oz and mineral resources have been estimated based on an assumed gold price of US$400/oz. Underground mineral reserves would not be materially increased should the price of gold increase, since the extraction sequence has been established on the basis of geotechnical considerations as well as economics, and has largely been fixed. Open-pit mineral reserves are sensitive to price, cost of processing, metallurgical recovery and other factors, and are subject to change should these factors change.

Mineral reserves at Pogo have been estimated on the basis of US$300/oz, which was the assumed price of gold used in the feasibility study on which the production decision was made. At the current gold price of US$420/oz, some additional mineralization on the fringes of the ore body may become economic but this will not materially increase the reserves. Mineral resources at Pogo and Morelos have been estimated using an assumed gold price of US$400/oz while those at Lobo-Marte have been estimated on the basis of an assumed gold price of US$360/oz.

Highland Valley Copper

Copper mineral reserves at Highland Valley Copper are estimated on the basis of an assumed copper price of US$0.70/lb. Mineral resources are estimated on an assumed price of US$0.90/lb. Conversion of the mineral resources to reserves, which would extend the mine life to 2013, will be contingent upon further geotechnical investigations and the development of satisfactory designs for extraction of this material.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 25

Antamina

Mineral reserves at Antamina have been estimated using an assumed copper price of US$0.90/lb and US$0.50/lb for zinc. Extensive programs of diamond drilling were carried out in 2003 and 2004 to improve local estimates and to better define the distribution of impurities within the ore body. In 2005, the reserves will be re-estimated incorporating this new information and a new ultimate pit will be designed. This may result in changes to the mineral reserves. Ore at Antamina comprises two general types: copper ores, from which copper and molybdenum concentrates may be produced, and copper zinc ores, from which copper and zinc, but not molybdenum, concentrates are produced. Proven reserves include stockpiled material which is expected to be processed later in the life of the mine.

Red Dog

At Red Dog, mineral reserves and mineral resources mineable by open pit have been estimated at an assumed zinc price of US$0.55/lb. Underground inferred resources at Red Dog, extraction of which is expected to take place more than 23 years in the future, have been estimated on the basis of an assumed zinc price of US$0.70/lb.

Pend Oreille

Mineral reserves and resources at Pend Oreille have been estimated using an assumed zinc price of US$0.45/lb which was the price used in the feasibility. Higher metal prices will not result in significant increases in reserves and resources, since the boundaries of the ore body are geological features.
Conversion of resources to reserves would require positive results from additional drilling and engineering studies.

Coal Properties

Coal reserves are coal quantities that are anticipated to be mineable, based on feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediments to mining. The coking coal price assumed in reserve determination is approximately US$39 to US$43 per tonne FOB (free on board) at Roberts Bank terminal. Coal reserves are reported in metric tonnes of clean coal after mining and processing losses but including coal used in plant operations.

Other Resources

Mineral resources at Sa Dena Hes, Kudz Ze Kayah, San Nicolas and Lennard Shelf are based on assumed prices between US$0.45 and US$0.60/lb for zinc and, in the case of San Nicolas, US$0.90/lb for copper.

Qualified Persons

Estimates of the mineral reserves and resources for the Company's material properties have been prepared under the general supervision of William P. Armstrong, P.Eng., who is an employee of Teck Cominco. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Dan Gurtler, AIMM, who is an employee of Compania Minera Antamina. Messrs. Armstrong and Gurtler are Qualified Persons for the purposes of National Instrument 43-101. Estimates of reserves and resources at Elkview, Fording River, Greenhills, Coal Mountain, Line Creek and Cardinal River were prepared under the general supervision of Colin McKenny, P. Geol., an employee of Elk Valley Coal Partnership, who is the Qualified Person for the purposes of National Instrument 43-101.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 26

SAFETY AND ENVIRONMENTAL PROTECTION

Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, management of toxic substances and similar matters. Compliance with these laws and regulations affects the costs of and can affect the schedule for planning, designing, drilling, developing, constructing, operating and closing the Company's mines, refineries and other facilities.

Whether  in Canada  or  abroad,  we  attempt  to apply  technically  proven  and economically feasible measures to protect the environment throughout exploration, mining, processing and closure. Although we believe that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current and future regulations or that liabilities associated with non-compliance will not occur.

Safety performance is a key priority for us. Safety statistics are collected from each operation monthly. Targets for safety performance are set each year and are used in determining management compensation. Safety incidents are investigated and finding reports are shared across our business to assist in the prevention of recurrence of the incident.

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis. In addition, amounts are accrued in our accounts to provide for certain future reclamation, site restoration and other closure costs. Financial guarantees of various forms are posted, if required, with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

We conduct regular environmental and safety and health audits. The overall objective of our audits is to identify environment, health and safety risks, assess regulatory compliance and conformance with applicable laws and assess conformance with appropriate environment, health and safety management systems and good management practices.

All of our mining operations have closure and reclamation plans in place and these undergo regular updates. The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. In addition to reclamation of operating mines, certain idle and closed mines are under continuous care and maintenance as well as progressive closure. Our Code requires that sites be reclaimed in an appropriate manner. We manage a number of decommissioned mine sites in Canada and conduct regular inspections to verify the success of reclamation activities.

SOCIAL AND ENVIRONMENTAL POLICIES

We have adopted and implemented social and environmental policies that are fundamental to our operations. Our operating practices are governed by the principles set out in our Charter of Corporate Responsibility (the "Charter") and Code of Business, Environmental and Health and Safety Practices (the "Code"). The Charter sets out corporate commitments related to ethical business conduct, providing a


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 27
workplace free of discrimination, open and fair dealings with all stakeholders, and support for sustainable development.

The Code sets out specific requirements in areas related to (i) legal compliance and ethical business conduct, (ii) prohibition of discriminatory conduct and commitment to decision-making on job selection on the basis of merit and ability, (iii) striving to identify, control and promote safety and health performance, (iv) sound environmental conduct and continuous improvement in performance, (v) regular auditing of environmental, health, safety and emergency preparedness, (vi) continual improvement of environmental, health and safety management systems, (vii) closure and reclamation planning as a component of all development projects, (viii) the safe use, reuse and recycling of products, (ix) support for research on environmental, health and safety performance, (x) fostering dialogue with stakeholders and respect for the rights, interests, and aspirations of indigenous people, and (xi) supporting local communities and their development.

In addition to the Charter and Code, we have adopted a Health and Safety Policy, a Health and Safety Guide for Exploration, and a Code of Ethics. We have taken steps to implement the Charter, Code and policies through adoption of Environmental, Health and Safety Management Standards, which provide direction to all operations and auditable criteria against which the standards are measured.

We set objectives in these areas for improvement on an annual basis and these are used to determine specific objectives for corporate and operational groups within our organization. Overall responsibility for achievement of objectives rest with senior personnel. Our Environmental, Health and Safety Committee of the Board, which reports to the Board of Directors and our Corporate Environment and Risk Management Committee and our Product Stewardship Committee, which are comprised or members of senior management, provide oversight in these areas.

We measure our performance on an ongoing and comprehensive basis. Internal monthly and quarterly environmental reporting tracks performance indicators including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed and actions taken in response, and amount of reclaimed land. We report publicly on our performance through our Sustainability Report and website.

HUMAN RESOURCES

As at December 31, 2004 there were 6,710 employees (2003 - 7,225 employees) working at the various operations we managed. The decrease in the number of employees in 2004 was primarily due to our sale of the Cajamarquilla zinc refinery. Collective bargaining agreements covering unionized employees at our various operations are as follows:


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 28

                                          Expiry Date of Collective Agreement
    -------------------------------------------------------------------------
    Trail                                            May 31, 2005
    David Bell                                     October 31, 2007
    Sullivan                                     December 31, 2003(1)
    Quintette                                    December 31, 2004(1)
    Antamina                                         July 24, 2006
    Highland Valley Copper                        September 30, 2006
    Elkview                                        October 31, 2005
    Coal Mountain                                  December 31, 2004
    Line Creek                                       May 31, 2005
    Fording River                                   April 30, 2006
    Cardinal River                                   June 30, 2007
    ========================================================================

(1) The collective agreements at Sullivan, Bullmoose and Quintette cover the remaining bargaining unit employees working at these locations all of which are closed and in the process of being reclaimed.

FOREIGN OPERATIONS

The Red Dog mine and the Pogo development project located in Alaska, U.S.A., the Pend Oreille project in Washington State and the Antamina mine located in Peru, are our significant assets located outside of Canada. In 2004 we sold our interest in the Cajamarquilla zinc refinery in Peru. We hold our 22.5% interest in Antamina directly through our equity interest in the operating company of the project, CMA. We hold a 100% interest in the Red Dog mine. The Red Dog mine, Pend Oreille and the Antamina mine accounted for 28% of our 2004 consolidated revenue and, together with Pogo, represented approximately 38% of our total assets in 2004.

We also have interests in various exploration and development projects in various foreign countries, with significant activities in the United States, Mexico, Peru, Chile, Brazil, Australia, Turkey and Namibia. We currently have foreign exploration offices in all of the foregoing countries.

See "Risks and Uncertainties - Foreign Activities" for further information on the risks associated with these foreign properties.

COMPETITIVE CONDITIONS

Our business is to sell base metals, metal concentrates, by-product metals and concentrate, metallurgical coal and gold at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial integrity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, the location of our metal refining facility and its cost of power and, as well, by operating and management skill. We reduce our exposure to metal price cycles and currency fluctuations through our hedging program. See "Commodity Price Fluctuations and Hedging" on page 30 for further details.

Over the long term, our competitive position is determined by our ability to locate, acquire and develop economic ore bodies and replace current production. In this regard, we also compete with other mining companies for mineral properties, for joint venture agreements and for the acquisition of investments in other mining companies.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 29

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of our business. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect us in the future. This discussion should be read in conjunction with material contained in other sections of this Annual Information Form.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties explored are ultimately developed into producing mines.

Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems and flooding. The Trail metallurgical operations, concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

Commodity Price Fluctuations and Hedging

The results of our operations are significantly affected by the market price of base metals, specialty metals, metallurgical coal and gold which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of zinc, copper and metallurgical coal. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines.

The objectives of our hedging programs are to reduce the risk of a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including (among other things), an increase in the price of the relevant commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks and production interruption events. Prices of diesel and electricity also fluctuate and these fluctuations affect the costs of production at various operations.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 30

We do not hedge our exposure to changes in the price of metallurgical coal.

Competition for Mining Properties

Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own such properties. We encounter strong competition from other mining companies in connection with the acquisition of properties.

Future Market Access

Access to our markets is subject to the risk of interruptions or the establishment of trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

Mineral Reserve and Resource Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate our mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards.

The Securities and Exchange Commission (the "SEC") does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepare this Annual Information Form in accordance with Canadian disclosure requirements, this annual information form incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction have not been assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or economically recovered than mineral reserves.

Our reserves and resources are estimated by persons who are employees of the respective operating entities for each of our operations under the supervision of our employees. These individuals are not "independent" for purposes of applicable securities legislation. We do not use outside sources to verify reserves or resources. The mineral reserve and resource figures incorporated in this Annual Information Form are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 31

Currency Fluctuations

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and almost all revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into limited foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on our business. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to such contracts, which could have a material adverse effect on our business.

Interest Rate Risk

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and have entered into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business.

Environment

Environmental legislation affects nearly all aspects of our operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. Our historical operations have generated significant environmental contamination. There can be no assurances that we will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and its resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on our business. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Aboriginal Title Claims

Recent Canadian jurisprudence requires governments to consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. This may affect our ability to acquire within a reasonable time frame effective mineral titles in some parts of Canada, particularly British Columbia, in which aboriginal title is claimed. The risk of unforeseen aboriginal title


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 32
claims also exists in foreign jurisdictions and also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

Foreign Activities

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.

Legal Proceedings

The nature of our business subjects the Company to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.

                                    DIVIDENDS

Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends. We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date. Dividends of $0.20 per share were paid in 2002 and 2003 on both the Class A common shares and the Class B subordinate voting shares. In November 2004, we announced that we were increasing the semi-annual dividend payable to shareholders of record on December 31, 2004 from $0.10 to $0.20, bringing the total annual dividend for 2004 to $0.30 per share. Our dividend policy contemplates the payment of two semi-annual $0.20 per share dividends in 2005.

                        DESCRIPTION OF CAPITAL STRUCTURE

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called "coattail provisions" which provide that, in the event that an offer (an "Exclusionary Offer") to purchase Class A common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 33
will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

The voting rights attached to Class B subordinate voting shares represent 29.68% of the aggregate voting rights attached to the Class A common shares and Class B subordinate voting shares.

In November 2003, the Company issued 790,000 Series 1 and 550,000 Series 2 preference shares to replace certain preference shares issued by Teck Cominco Metals. These shares entitle the holders to receive dividends and redemptions based upon a rate of return index governed by world prices for lead and silver. The rate of return index to date has been insufficient to trigger any dividend or redemption. Based on foreseeable metal prices, these shares are expected to expire in March 2006 without any dividends or redemptions.

RATINGS

The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities.

                                                                                Dominion Board Rating
                                           Moody's      Standard & Poor's              Service
Senior Unsecured/Long-term Rating           Baa3               BBB                   BBB (high)m
Debentures  exchangeable  for common         --                --                    BBB (high)
shares of Inco Limited
Trend/Outlook                              Stable            Stable                    Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies in the table above is set out below.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. We cannot assure you that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody's Investor Services (Moody's)

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of securities rated. Moody's Baa3 rating assigned to our senior unsecured debt instruments is the fourth highest rating of nine rating categories. Obligations rated "Baa" are considered medium-grade and as such may possess certain speculative characteristics. Moody's appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 34
obligation ranks within its ranking category, with 1 being the highest. Moody's has also assigned a stable outlook to the rating, which is its assessment regarding the likely direction of the rating over the medium-term.

Standard & Poor's (S&P)

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. S&P's BBB rating assigned to our senior unsecured debt instruments is the fourth highest rating of 10 major rating categories. A "BBB" rating indicates that the obligor's capacity to meet its financial commitment is adequate, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses "+" or "-" designations to indicate the relative standing of securities within a particular rating category. S&P has also assigned a stable outlook to the rating, which is its assessment regarding the potential direction of the rating over the immediate to long-term.

Dominion Bond Rating Service (DBRS)

DBRS's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. DBRS's BBB (high) rating assigned to our senior unsecured debt and BBB (high)m to the exchangeable debentures is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated "BBB" are of adequate credit quality and protection of interest and principal is considered acceptable, but the obligor is fairly susceptible to adverse changes in financial and economic changes, or there may be other adverse conditions present which reduce the strength of the obligor. A reference to "high" or "low" reflects the relative strength within the rating category. A reference to "m" reflects that the potential for volatility due to market risk factors greatly exceeds what would be considered normal. DBRS has also assigned a stable outlook to the ratings, which helps give investors an understanding of DBRS's opinion regarding the outlook for the ratings.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 35

                              MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

Our Class A common shares and Class B subordinate voting shares are listed on The Toronto Stock Exchange. The following tables set out the monthly price ranges and volumes traded during 2004 for the Class A common shares and Class B subordinate voting shares.

Class A common (Source:  Bloomberg)
                                                     Trading
Month             High        Low         Last        Volume
January          $24.43       $20.02      $21.00       47967
February         $27.00       $20.60      $26.00       63937
March            $27.46       $23.12      $25.20       47034
April            $26.75       $20.98      $21.75       42169
May              $25.00       $21.90      $25.00       29725
June             $26.24       $23.75      $25.25       29078
July             $26.03       $23.65      $25.00       35365
August           $26.50       $23.01      $26.35       29142
September        $28.25       $25.26      $27.95       41024
October-         $31.50       $26.79      $29.25       32595
November         $39.00       $29.71      $38.00       74713
December         $38.77       $32.41      $37.06       74662

Class B subordinate voting (Source:  Bloomberg)

                                                       Trading
Month             High        Low         Last         Volume
January          $23.70       $19.20      $20.33      25617520
February         $25.50       $19.75      $25.20      31831920
March            $26.33       $22.55      $24.47      36466378
April            $25.65       $20.15      $20.35      26833033
May              $23.32       $19.83      $23.18      18642546
June             $24.60       $21.98      $24.00      18961120
July             $25.40       $22.77      $24.42      15761560
August           $25.85       $22.36      $25.75      13461543
September        $28.21       $24.80      $27.21      17431670
October          $30.17       $26.27      $29.14      23007699
November         $37.45       $29.20      $35.98      23187050
December         $38.25       $31.80      $36.92      23127651


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 36

                             DIRECTORS AND OFFICERS

DIRECTORS

   Name, Province/State and Country            Office Held With Company and Principal Occupations within              Director
             of Residence                                         Previous Five Years                                  Since
-----------------------------------------------------------------------------------------------------------------------------------

J. Brian Aune                         Chairman of St. James Financial Corp. and President of                     February 1995
(1)(3)(4)(5)Westmount, Quebec,        Alderprise Inc. (private investment companies)
Canada

Lloyd I. Barber (3)(4)(6)             President Emeritus, University of Regina.                                  September 2001
Regina, Saskatchewan, Canada

Hugh J. Bolton (2)                    Chairman, Epcor Utilities Inc.,(electrical utility), and                   September 2001
Edmonton, Alberta, Canada             Chairman of Matrikon Inc. (industrial IT company), from 2000 to present; Corporate Director and financial consultant from
                                      1998 to 1999.

Masayuki Hisatsune (5)                Director and Vice President, Sumitomo Metal Mining America                 February 2002
Vancouver, British Columbia, Canada   Inc. (mining company) from December 2001 to present; General
                                      Manager, Administration Department, Mineral Resources
                                      Division, Sumitomo Metal Mining Co. from 2000 to 2001.

Norman B. Keevil (1)                  Chairman and previously Chief Executive Officer of the Company             July 1963
West Vancouver, British Columbia,     from November 30, 1981 to July 25, 2001, and President of the
Canada                                Company from November 30, 1981 to June 8, 2000.

Norman B. Keevil III  (6)             Chief Operating Officer and Vice President of Engineering,                 April 1997
Victoria, British Columbia, Canada    Triton Logging Inc. (log salvage company) from 2004 to
                                      present; President and Chief Executive Officer, Pyramid
                                      Automation Ltd.(manufacturers of special purpose automation equipment), from 1998 to 2004.

Donald R. Lindsay                     President of the Company from January 2005 to present;                     February 2005
Vancouver, British Columbia, Canada   President of CIBC World Markets Inc. (investment banking), from 2001 to 2004; Head, Investment and Corporate Banking from
                                      1997 to 2004; Head, Asia Pacific Region from 2000 to 2004;
                                      Head, Global Mining Group from 1989 to 2004.

Takuro Mochihara (1)                  Executive Officer, Non-Ferrous Metal Division, Sumitomo Metal              September 2000
Tokyo, Japan                          Mining Co. Ltd. (mining company); from 1998 to June 2000
                                      General Manager, Metals Dept. and prior thereto General
                                      Manager, Base Metals Dept., Mitsubishi Corporation (metal
                                      production).

Warren S. R. Seyffert (6)             Counsel at Lang Michener (law firm).                                       August 1989
Toronto, Ontario, Canada


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 37

   Name, Province/State and Country            Office Held With Company and Principal Occupations within              Director
             of Residence                                         Previous Five Years                                  Since
-----------------------------------------------------------------------------------------------------------------------------------

Keith E. Steeves (2)(5)               Corporate Director since June 1, 1996; previously Senior Vice              October 1981
Richmond, British Columbia, Canada    President, Commercial of the Company.

Chris M.T. Thompson(2)(6)             Chief Executive Officer and Chairman of the Board of Gold                  June 2003
Denver, Colorado, United States       Fields Ltd. from 1998 to 2002. Currently Chairman of the Board of Gold Fields Ltd. (gold mining) and Chairman of the World
                                      Gold Council.

David R. Sinclair(1)(2)(4)            Corporate Director                                                         September 2001
Nanoose Bay, British Columbia,
Canada

David A. Thompson (1)                 Chief Executive Officer of the Company since July 25, 2001;                October 1980
West Vancouver, British Columbia,     Deputy Chairman of the Company since June 8, 2000; previously              CFO May 1980
Canada                                Senior Vice President of the Company from July 11, 1988 to
                                      June 8, 2000 and from January 1, 1995 to July 25, 2001,
                                      President and Chief Executive Officer of Cominco Ltd.

Robert J. Wright (1) (3) (4) (5)(6)   Deputy Chairman of the Company since June 8, 2000; previously              May 1994
Toronto, Ontario, Canada              Chairman of the Company from September 7, 1994 to June 8,
                                      2000; President, Glenedin Inc.
-----------------------------------------------------------------------------------------------------------------------------------

      (1)   Member of the Executive Committee

      (2)   Member of the Audit Committee

      (3)   Member of the Compensation Committee

      (4)   Member of the Pension Committee

      (5)   Member of the Corporate Governance Committee

      (6)   Member of the Environment, Health & Safety Committee


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 38

Each of the directors is elected to hold office until the annual meeting to be held on April 27, 2005 or until a successor is duly elected or appointed.

OFFICERS

   Name, Province/State and Country            Office Held With Company and Principal Occupations within
             of Residence                                         Previous Five Years
-----------------------------------------------------------------------------------------------------------------

Norman B. Keevil                      Chairman and previously Chief Executive Officer of the Company
West Vancouver, British Columbia      from November 30, 1981 to July 25, 2001, and President of the
Canada                                Company from November 30, 1981 to June 8, 2000.


Robert J. Wright                      Deputy Chairman of the Company since June 8, 2000; previously
Toronto, Ontario, Canada              Chairman and President, Glenedin Inc.


David A. Thompson                     Chief Executive Officer of the Company since July 25, 2001 and
West Vancouver, British Columbia,     Deputy Chairman of the Company since June 8, 2000; previously
Canada                                Senior Vice President of the Company; President and Chief
                                      Executive Officer of Cominco Ltd.


Donald R. Lindsay                     President of the Company since January 1, 2005; previously
Vancouver, British Columbia, Canada   President, CIBC World Markets Inc.

Roger A. Brain                        Senior Vice President, Marketing and Refining; previously Vice
North Vancouver, British Columbia,    President, Marketing and Sales of Cominco Ltd.
Canada

Douglas H. Horswill                   Senior Vice President, Environment and Corporate Affairs;
West Vancouver, British Columbia,     previously Vice President, Environment & Corporate Affairs of
Canada                                Cominco Ltd.


Michael P. Lipkewich                  Senior Vice President, Mining.
West Vancouver, British Columbia,
Canada


John G. Taylor                        Senior Vice President, Finance and Chief Financial Officer.
Vancouver, British Columbia, Canada


Michael J. Allan                      Vice President, Engineering, since September 3, 1999;
North Vancouver, British Columbia,    previously General Manager, Engineering.
Canada

Jon A. Collins                        Vice President, Exploration Business Development; previously
Vancouver, British Columbia, Canada   Vice President, Exploration of Cominco Ltd.


Fred S. Daley                         Vice President, Exploration.
Delta, British Columbia, Canada
-----------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 39

   Name, Province/State and Country            Office Held With Company and Principal Occupations within
             of Residence                                         Previous Five Years
-----------------------------------------------------------------------------------------------------------------

Michel P. Filion                      Vice President, Environment.
Surrey, British Columbia, Canada

Gary M. Jones                         Vice President, Business Development.
Burnaby, British Columbia, Canada

G. Leonard Manuel                     Vice President and General Counsel; previously General Counsel
West Vancouver, British Columbia,     and Secretary of Cominco Ltd.
Canada

Richard A. Mundie                     Vice President, Special Projects, previously Vice President,
West Vancouver, British Columbia,     Marketing from February 21, 2001 to September 30, 2002, Vice
Canada                                President, Commercial, from June 1, 1996 to February 21, 2001.

Peter C. Rozee                        Vice President, Commercial and Legal Affairs since March 2001;
West Vancouver, British Columbia,     previously Vice President, General Counsel and Secretary,
Canada                                Inmet Mining Corporation.

James A. Utley                        Vice President, Human Resources, previously Vice President,
West Vancouver, British Columbia,     Human Resources of Cominco Ltd.
Canada

John F.H. Thompson                    Chief Geoscientist.
Vancouver, British Columbia, Canada

Lawrence A. Mackwood                  Treasurer.
West Vancouver, British Columbia,
Canada

Howard C. Chu                         Controller.
Vancouver, British Columbia, Canada


Karen L. Dunfee                       Corporate Secretary.
Richmond, British Columbia, Canada


Anthony A. Zoobkoff                   Senior Counsel and Assistant Secretary; previously Senior
North Vancouver, British Columbia,    Counsel and Assistant Secretary of Cominco Ltd.
Canada
-----------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 40

AUDIT COMMITTEE INFORMATION

Mandate of Audit Committee

The full text of our Audit Committee's mandate is included as Schedule A to this Annual Information Form.

Composition of the Audit Committee

Our Audit Committee consists of four members. All of the members of the Committee are independent and financially literate. The relevant education and experience of each Audit Committee member is outlined below:

Hugh J. Bolton

Mr. Bolton is a chartered accountant and a graduate of the University of Alberta (BA Economics). Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and its Chairman and CEO from 1991 to 1998. He is presently a Chairman of Epcor Utilities Inc., Chairman of Matrikon Inc. and a director of the Toronto Dominion Bank and the Canadian National Company.

David R. Sinclair

Mr. Sinclair is a chartered accountant. From 1955 to 1990, he was a senior partner of Coopers & Lybrand. He was Chairman of Vista Gold Corporation from 1995 to 2001.

Keith E Steeves

Mr. Steeves received his Chartered Accountant certification in 1963 in Alberta and in 1964 in British Columbia. Mr. Steeves was Senior Vice President, Finance and Administration at Bethlehem Copper Corporation until 1981 and an officer of Teck Corporation from 1981 to 1996.

Chris M. Thompson

Mr. Thompson is a graduate of Rhodes University, SA (BA Law and Economics) and Bradford University, UK (MSc). Mr. Thompson was Chairman and CEO of the Board of Gold Fields from 1998 to 2002 and is currently its Non-Executive Chairman.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PriceWaterhouseCoopers LLP. All non-audit services are pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 41

o bookkeeping or other services related to the accounting records or financial statements;

o     financial information systems design and implementation;

o appraisal or valuation services, fairness opinions or contribution-in-kind reports;

o     actuarial services;

o     internal audit outsourcing services;

o     management functions or human resources functions;

o     broker or dealer, investment advisor, or investment banking services;

o     legal services;

o     expert services unrelated to the audit; and

o all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.

External Auditor Service Fees

The following table sets out the fees billed by PriceWaterhouseCoopers LLP and KPMG LLP to the Company during the last two fiscal years of the Company:

                                    Year Ended            Year Ended
                                    2004 ($000)           2003 ($000)

           Audit Fees(1)               1,620                1,514

           Audit Related Fees(2)         302                  256

           Tax Fees(3)                   256                  439

           All Other Fees(4)              37                   70
Notes

(1) Includes services that are provided by the independent auditor in connection with statutory and regulatory filings, principally in respect of this Annual Information Form and our Management Proxy Circular.

(2) Includes assurance and related services by the independent auditor that are related to the performance of the audit, principally for consultation concerning financial accounting and reporting standards.

(3) In 2004 fees are for tax services for expatriate employees ($84,000); domestic and international tax services and advice ($172,000).

(4)   In 2004 fees are for ISO 9001 and 14001 certification.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 42

OWNERSHIP BY DIRECTORS AND OFFICERS

The directors and executive officers as a group beneficially own directly or indirectly or exercise control or direction over the following shares issued by the Company:

                                           Shares beneficially owned or over         As a % of the total
                                        which control or direction is exercised     outstanding of the classS
-------------------------------------------------------------------------------------------------------------
Class A common shares                                   210,640                                 4.5%

Class B subordinate voting shares                       845,986                                0.43%
-------------------------------------------------------------------------------------------------------------

In addition, one of our directors is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding
Corporation  and is a director of Keevil  Holding  Corporation.  Keevil  Holding
Corporation holds 51% of the voting shares of Temagami Mining Company Limited ("Temagami") which holds 2,150,000 Class A common shares, representing 46% of the shares of this class. Three of our directors are directors of Temagami.

                                LEGAL PROCEEDINGS

We are subject to two potentially material legal proceedings: a citizens' suit brought by two members of the Colville Confederated Tribes to enforce a universal administrative order issued by the U.S. Environmental Protection Agency in relation to Lake Roosevelt; and a multi-jurisdictional industry-wide investigation by competition authorities involving major copper concentrate producers, including HVC. These matters are described below.

On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Colville Confederated Tribes supported by the State of Washington. Teck Cominco Metals has petitioned for appeal of the decision to the 9th Circuit Court of Appeal.

The Colville suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require Teck Cominco Metals to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with Teck Cominco Metals during which Teck Cominco Metals offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the Company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada.

The Government of Canada and the Government of the United States are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which Teck Cominco Metal's offer of funding for this work could be implemented.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 43

There can be no assurance that the offer to fund the studies will resolve the matter, or that Teck Cominco Metal or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

Teck Cominco Metals, as the marketing agent for HVC, has responded to an Order issued by the Federal Court of Canada pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. We understand that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the United States and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. We have been advised by the United States Department of Justice that it intends to close its investigation. There can be no assurance that the investigation will not result in further regulatory action against us or HVC in Canada or elsewhere or that we or HVC will not face prosecution or liability under the Act or otherwise in relation to the investigation. We can also offer no guidance or assurance as to the course of the ongoing investigation or when the ongoing investigation will be completed. We are cooperating in the continuing investigation.

We are subject to a variety of other legal proceedings in the ordinary course of business. We do not believe that the outcome of any of these proceedings represents a material risk to our business or properties.

                         TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.

                               MATERIAL CONTRACTS

The only contract entered into by the Company since January 1, 2002 which is material and not entered into in the ordinary course of business is the Partnership Agreement dated February 28, 2003, as amended, between the Company, Fording, Quintette, Elk Valley Coal and Teck-Bullmoose Coal Inc., providing for the formation and operation of Elk Valley Coal.

                              INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company's auditors and have prepared an opinion with respect to the Company's consolidated financial statements as at and for the 12 months ended December 31, 2004.

William P. Armstrong, P.Eng, and Dan Gurtler, AIMM, and Colin McKenny, P.Geol., have acted as Qualified Persons in connection with the estimates of reserves and resources presented in this Annual Information Form. Mr. Armstrong is an employee of the Company. Mr. McKenny is an employee of Elk Valley Coal Partnership, of which the Company is the managing partner. Mr. Gurtler is an employee of Compania Minera Antamina S.A., in which the Company holds a 22.5% share interest. Messrs. Armstrong, Gurtler and McKenny hold beneficially, directly or indirectly, less than 1% of any class of the Company's securities.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 44

                             ADDITIONAL INFORMATION

(1) Additional information relating to the Company may be found on SEDAR at www.sedar.com.

(2) Additional information, including directors' and officers' remuneration and indebtedness to our business, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for our Annual Meeting of Shareholders to be held on April 27, 2005. Additional financial information is also provided in our comparative financial statements and Management's Discussion and Analysis for 2004. Copies of these documents are available upon request from our Corporate Secretary.

(3) Unless otherwise stated information contained herein is as at March 22, 2005.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 45

                                   SCHEDULE A

                             AUDIT COMMITTEE MANDATE

Purpose of the Committee

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Teck Cominco Limited (the "Company") is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

o integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;

o processes for identifying and managing the principal financial risks of the Company and the Company's internal control systems that ensures fair, complete and accurate financial reporting;

o Company's compliance with legal and regulatory requirements related to financial reporting;

o     independence and performance of the Company's external auditor; and

o audit plan, programs and results of audits performed by the Company's internal audit department.

The Committee shall also perform any other activities consistent with this Charter, the Company's by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee and the Chairman shall be appointed by the Board and may be removed by the Board in its discretion. All members of the Committee shall be independent directors and have sufficient financial literacy, which means the ability to read and understand a balance sheet, income statement, cash flow statement and the notes attached thereto, to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the various stock exchanges on which the Company's securities trade. At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with generally accepted accounting principles ("GAAP").

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with GAAP. Management is also responsible for establishing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP. The external auditor is also responsible for


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                     Page A-1
issuing an attestation report on management's assessment of the effectiveness of the Company's systems of internal control as of the end of the Company's 2006 fiscal year end.

The Committee is directly responsible for the appointment, compensation, evaluation, termination and oversight of the work of the external auditor. The external auditor shall report directly to the Committee, as they are accountable to the Board and the Committee as representatives of the Company's shareholders. As such, it is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

Authority and Responsibilities

In performing its oversight responsibilities, the Committee shall:

1. Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management, the external auditor and the director of internal audit the adequacy and effectiveness of the Company's systems of internal control and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the external auditor the annual audited financial statements, the unaudited quarterly financial statements, the management discussion and analysis reports and other financial reporting documents, including the CEO and CFO quarterly certifications, prior to filing or distribution, including financial matters required to be reported under applicable legal or regulatory requirements.

5. Review with management and the external auditor and approve earnings news releases and other financial information and earnings guidance disclosures contained in such news releases prior to their release.

6. Where appropriate and prior to release, review with management and approve any other news releases that contain significant financial information that has not previously been released to the public.

7. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

8. Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the external auditors' judgments about the quality and appropriateness of the Company's accounting policies. This review shall include discussions with the external auditor without the presence of management.

9. Review with management, the external auditor and the director of internal audit significant related party transactions and potential conflicts of interest.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                     Page A-2

10. Recommend to the Board and shareholders the external auditor selected to examine the Company's accounts and financial statements. The Committee has the responsibility to approve all audit engagement terms and fees. The Committee shall pre-approve all audit, non-audit and assurance services provided to the Company by the external auditor, but the Chairman or his appointee may be delegated the responsibility to approve these services where the fee is not significant.

11. Review with management and the external auditor and approve the annual audit plan and results of and any problems or difficulties encountered during any external audits and management's responses thereto.

12.   Receive the report of the external auditor on completion of the audit.

13. Monitor the independence of the external auditors by reviewing all relationships between the independent auditor and the Company and all audit, non-audit and assurance work performed for the Company by the independent auditor on at least an a quarterly basis. The Committee will receive an annual written confirmation of it's independence from the external auditor.

14. Review and approve the functions of the Company's internal audit department, including:

      o     its mandate, authority and organizational reporting lines;

      o its annual and longer term internal audit plans, budgets and staffing;

      o     its performance; and

      o the appointment, reassignment or replacement of the director of internal audit.

      This review will include discussions with the director of internal audit without the presence of management or the external auditor.

15. Review with senior financial management, the independent auditor, the director of internal audit, and such others as the Committee deems appropriate, the results of internal audits and any problems or difficulties encountered during the audits.

16. Review the Company's procedures and establish procedures for the Committee for the:

      o receipt, retention and resolution of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

      o confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters or violations of the Company's Code of Ethics or Standard of Business Practices.

17. Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it in the conduct of any investigation, at the expense of the Company.

18. The Committee shall report its recommendations and findings to the Board after each meeting and shall conduct and present to the Board an annual performance evaluation of the effectiveness of the Committee.


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                     Page A-3

[GRAPHIC OMITTED]
[LOGO - PRICEWATERHOUSECOOPERS LLP]
--------------------------------------------------------------------------------
                                                    PRICEWATERHOUSECOOPERS LLP
                                                    CHARTERED ACCOUNTANTS
                                                    PricewaterhouseCoopers Place
                                                    250 Howe Street, Suite 700
                                                    Vancouver, British Columbia
                                                    Canada V6C 3S7
                                                    Telephone +1 604 806 7000
                                                    Facsimile +1 604 806 7806



AUDITORS' REPORT
to the Shareholders of Teck Cominco Limited

We have audited the consolidated balance sheets of TECK COMINCO LIMITED as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for the each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

(SIGNED) PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 4, 2005



COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in note 3 to the financial statements. Our report to the shareholders dated February 4, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(SIGNED) PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 4, 2005



PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

--------------------------------------------------------------------------------
                                                                     teckcominco
                                                                     -----------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

        Teck Cominco Limited

        Consolidated Financial Statements

        For the Years Ended December 31, 2004, 2003, 2002

--------------------------------------------------------------------------------

Teck Cominco Limited
Consolidated Balance Sheets

As at December 31
-------------------------------------------------------------------------------
($ in millions)                                             2004          2003
-------------------------------------------------------------------------------
                                                                   As restated
                                                                      (Note 3)
ASSETS

Current assets
        Cash (Note 8(a))                            $        907   $        96
        Accounts and settlements receivable                  364           315
        Production inventories                               410           387
        Supplies and prepaid expenses                        130           135
        -----------------------------------------------------------------------
                                                           1,811           933

Investments (Note 5)                                         469           478
Property, plant and equipment (Note 6)                     3,488         3,723
Other assets (Note 7)                                        291           241

-------------------------------------------------------------------------------
                                                    $      6,059   $     5,375
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
        Accounts payable and accrued liabilities    $        422   $       334
        Current portion of long-term debt (Note 8)            38            58
        -----------------------------------------------------------------------
                                                             460           392

Long-term debt (Note 8)                                      627         1,045
Other liabilities (Note 9)                                   608           618
Future income and resource taxes (Note 15(c))                895           645
Debentures exchangeable for Inco shares  (Note 12)           248           248
Shareholders' equity (Note 13)                             3,221         2,427

-------------------------------------------------------------------------------
                                                    $      6,059   $     5,375
===============================================================================

Commitments and contingencies (Note 18)

Approved on behalf of the Board of Directors


------------------------------------


------------------------------------

The accompanying notes are an integral part of these financial statements.

Teck Cominco Limited
Consolidated Statements of Earnings

Years ended December 31

---------------------------------------------------------------------------------------------
($ in millions, except per share data)                      2004          2003          2002
---------------------------------------------------------------------------------------------
                                                                   As restated   As restated
                                                                      (Note 3)      (Note 3)
Revenues                                            $      3,428   $     2,228   $     2,042
Operating expenses                                        (2,029)       (1,735)       (1,681)
Depreciation and amortization                               (275)         (223)         (206)
---------------------------------------------------------------------------------------------
Operating profit                                           1,124           270           155

Other expenses
  General, administration and marketing                      (68)          (55)          (56)
  Interest on long-term debt                                 (61)          (65)          (60)
  Mineral exploration                                        (42)          (30)          (34)
  Research and development                                   (14)          (14)          (19)
  Other income (expense) (Note 14)                            24             1             3

Writedown of investment (Note 5)                             (64)           --            --
Gain on disposition of Los Filos property
  (Note 4(e))                                                 --            58            --
---------------------------------------------------------------------------------------------
                                                             899           165           (11)

Provision for income and resource taxes (Note 15)           (305)          (50)            4
Equity earnings (Note 4(d))                                   --            10            17
---------------------------------------------------------------------------------------------

Net earnings from continuing operations                      594           125            10
Net earnings from discontinued operation (Note 4(b))          23             9             3
---------------------------------------------------------------------------------------------
Net earnings                                        $        617   $       134   $        13
=============================================================================================

Basic earnings per share (Note 13(j))               $       3.18   $      0.71   $      0.06
Basic earnings per share from continuing operations $       3.06   $      0.66   $      0.04
Diluted earnings per share                          $       2.99   $      0.68   $      0.06
Diluted earnings per share from continuing
  operations                                        $       2.88   $      0.64   $      0.04

Weighted average shares outstanding (000's)              192,993       184,823       184,526
Shares outstanding at the end of the year (000's)        201,356       186,492       184,537

Teck Cominco Limited
Consolidated Statements of Cash Flows

Years ended December 31

---------------------------------------------------------------------------------------------
($ in millions)                                             2004          2003          2002
---------------------------------------------------------------------------------------------
                                                                   As restated   As restated
                                                                      (Note 3)      (Note 3)
Operating activities
  Net earnings from continuing operations           $        594   $       125   $        10
  Items not affecting cash:
        Depreciation and amortization                        275           223           206
        Future income and resource taxes                     199             6           (31)
        Writedown of investment                               64            --            --
        Gain on sale of investments and assets               (16)          (45)           --
        Other                                                 27             5            --
---------------------------------------------------------------------------------------------
                                                           1,143           314           185
  Net change in non-cash working capital items
  (Note 17)                                                  (27)           27            25
---------------------------------------------------------------------------------------------
                                                           1,116           341           210

Financing activities
  Short-term bank loans                                       --            --           (80)
  Long-term debt                                              --           250           313
  Repayment of long-term debt                               (124)         (259)         (247)
  Interest on exchangeable debentures (Note 13(c))            (5)           (5)           (5)
  Issuance of Class B Subordinate Voting Shares              126            24             1
  Dividends paid                                             (60)          (37)          (37)
---------------------------------------------------------------------------------------------
                                                             (63)          (27)          (55)

Investing activities
  Acquisition of interest in Highland Valley Copper
    (Note 4(a))                                              (80)           --            --
  Property, plant and equipment                             (216)         (158)         (177)
  Investment in coal partnership and income trust
    (Note 4(c))                                               --          (275)           --
  Investments                                                (52)          (22)          (18)
  Contributions to pension plans                             (34)           (9)           --
  Proceeds from sale of investments and assets                21            24            28
  Proceeds from disposition of Los Filos
    (Note 4(e))                                               --            49            --
  Proceeds from sale of Cajamarquilla (Note 4(b))            156            --            --
  Deferred payment received from Aur Resources Inc.           --            48            --
  Cash recognized upon consolidation of  Antamina
    (Note 4(d))                                               --            41            --
---------------------------------------------------------------------------------------------
                                                            (205)         (302)         (167)

Effect of exchange rate changes on cash                      (40)           (6)           --
---------------------------------------------------------------------------------------------
Increase (decrease) in cash from continuing
    operations                                               808             6           (12)

Increase (decrease) in cash from discontinued
    operation (Note 4(b))                                      3            (1)            2
---------------------------------------------------------------------------------------------
Increase (decrease) in cash                                  811             5           (10)

Cash at the beginning of the year                             96            91           101

---------------------------------------------------------------------------------------------
Cash at the end of the year                         $        907   $        96   $        91
=============================================================================================

Teck Cominco Limited
Consolidated Statements of Retained Earnings

Years ended December 31

---------------------------------------------------------------------------------------------
($ in millions)                                                           2004          2003
---------------------------------------------------------------------------------------------
                                                                                 As restated
                                                                                    (Note 3)
Balance as at the beginning of the year                            $       581   $       472
Adjustment on adoption of new accounting
standards (Note 3)                                                         (86)          (71)

---------------------------------------------------------------------------------------------
Balance as at the beginning of the year as restated                        495           401

Net earnings                                                               617           134
Dividends                                                                  (60)          (37)
Interest on exchangeable debentures, net of taxes
(Note 13(c))                                                                (3)           (3)

---------------------------------------------------------------------------------------------
Balance as at the end of the year                                  $     1,049   $       495
---------------------------------------------------------------------------------------------

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

1.    NATURE OF OPERATIONS

      Teck Cominco Limited (the company) is engaged in mining and base metal refining businesses including exploration, development, mining, processing, smelting and refining. The company's major products are zinc, metallurgical coal, copper, precious metals, lead, molybdenum, electrical power, fertilizers and specialty metals. Revenue from refined lead, electrical power, fertilizers and specialty metals earned at smelting operations are included in zinc smelter revenue for segmented purposes. All revenue from a mine is included in one segment based upon the principal product of the mine.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Generally  Accepted  Accounting  Principles

      The consolidated financial statements of the company are prepared using generally accepted accounting principles in Canada. Note 20 reconciles the company's earnings and shareholders' equity to results that would have been obtained had the company's consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States.

      Basis of Presentation

      These consolidated financial statements include the accounts of the company and all of its subsidiaries. The significant subsidiaries include Teck Comino Metals Limited (TCML), Teck Cominco American Inc. (TCAI), and Teck Cominco Alaska Inc. (TCAK). Many of the company's mining activities are conducted through interests in joint ventures and partnerships where the company shares joint control. These joint ventures and partnerships are accounted for using the proportionate consolidation method.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where management's judgment is applied include asset and investment valuations, ore reserve determinations, in-process inventory quantities, plant and equipment lives, contingent liabilities, tax provisions and future income tax balances, asset retirement obligations, pension liabilities, and other accrued liabilities. Ore reserve determinations involve estimates of future costs and future commodity prices. Actual results could differ from these estimates.

      Translation of Foreign Currencies

      For integrated foreign operations, monetary assets and liabilities are translated at year-end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings, except where hedge designations exist.

      The accounts of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

      Cash

      Cash includes cash on account, demand deposits and short-term investments with original maturities of three months or less.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2.    SIGNIFICANT ACCOUNTING POLICIES, continued

      Investments

      Investments,  other than the investment in the Fording Canadian Coal Trust
      (FCCT), comprise marketable and other securities. Other investments are carried at cost less any amounts written off to reflect an impairment in value which is other than temporary. The investment in FCCT is recorded at cost plus the company's share of earnings less the cash distributions.

      Product Inventories

      Product inventories include finished goods, raw materials and in-process inventories and are valued at the lower of cost and net realizable value. Cost includes all direct costs incurred in production including freight and depreciation and amortization charges related to the production of inventory. For mining operations, inventories are not valued prior to the production of concentrates or clean coal.

      Property, Plant and Equipment

      (i)   Plant and equipment

            Plant and equipment are depreciated over the estimated lives of the related assets calculated on a units of production or straight-line basis as appropriate.

      (ii)  Mineral properties and deferred costs

            Exploration costs and costs of acquiring mineral properties are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves as shown by an economic study are believed to exist, in which case they are deferred.

            Deferred costs include interest and financing costs relating to the construction of plant and equipment and operating costs net of revenues prior to the commencement of commercial production of new mines. Interest and financing costs are capitalized only for those projects for which funds have been borrowed.

            Upon commencement of production, mineral properties and deferred costs relating to mines are amortized over the estimated life of the proven and probable reserves to which they relate calculated on a units of production basis.

      (iii) Underground development costs

            Underground development costs are amortized using the block amortization method, whereby capital costs associated with each section of the mine are amortized over the reserves of that particular section of the mine.

      (iv)  Asset impairment

            The company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of assets may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the company's average cost of borrowing.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2.    SIGNIFICANT ACCOUNTING POLICIES, continued

      Revenue Recognition

      Sales are recognized and revenues are recorded at market prices when title transfers and the rights and obligations of ownership pass to the customer. A number of the company's concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. These concentrates are provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

      The company standardized the timing of revenue recognition for all of its operations in 2003. This resulted in an $8 million increase in net earnings in 2003 but had no material effect on reported earnings of 2002.

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

      Pension and Other Employee Future Benefits

      Pension and other employee future benefits and liabilities are based on actuarial determinations. The projected benefit method prorated on services has been used to determine the accrued benefit obligation. Certain actuarial assumptions used in the determination of defined benefit pension plan liabilities and other post-retirement benefits are based upon management's best estimates, including expected plan performance, salary escalation, expected health care costs, and retirement dates of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to the market interest rates at the measurement date of high quality debt instruments. The expected return on plan assets is based on the expected long-term rate of return on plan assets and the fair value of plan assets.

      Past service costs and transitional assets or liabilities are amortized on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.

      Differences between the actuarial liabilities and the amounts recorded in financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Differences which are greater than 10% of the fair value of the plan assets or the accrued benefit obligation are taken into the determination of income over the average remaining service life of the related employees.

      The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred. Non-pension post-retirement benefits are funded by the company as they become due.

      Stock-Based Compensation

      Effective January 1, 2004, the company adopted the new provisions of the CICA Handbook Section 3870 on "Stock-Based Compensation and Other Stock-Based Payments", which uses the fair value method of accounting for stock-based awards. Under this method, the compensation cost of options and other stock-based compensation arrangements are estimated at fair value at the grant date and recognized over the vesting period. Previously, the company disclosed the pro forma effect of stock-based compensation expense in the notes to the financial statements.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2.    SIGNIFICANT ACCOUNTING POLICIES, continued

      Research and Development

      Research and development costs are expensed as incurred.

      Asset Retirement Obligations

      Effective January 1, 2004, the company adopted CICA Handbook Section 3110 on "Asset Retirement Obligations". Under this standard, future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate and an inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. The amount of the asset retirement liability initially recognized is capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life.

      Under the standard, future asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated. The cost and timing of asset retirement obligations for the company's mines and legacy sites can be estimated and liabilities are recorded for each of these sites. The company's refining and smelting facilities are considered to be indefinite life operations and neither the timing nor amounts that may be required to retire these facilities can be estimated at this time. In these cases recorded liabilities are limited to secondary sites and components of the facilities where costs and expected dates of retirement and remediation are capable of estimation. Previously, the company accrued reclamation costs on a straight line basis over the estimated life of each mine.

      Earnings Per Share

      Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The company follows the `treasury stock' method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should `in the money' options and warrants be exercised and the proceeds are used to repurchase common shares at the weighted average market price in the period. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

      Derivatives and Hedging Activities

      The company uses forward foreign exchange and commodity price contracts, and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. On January 1, 2004, the company adopted Accounting Guideline 13 (AcG-13) "Hedging Relationships" and EIC 128 "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". No adjustment was required to opening balances as a result of the adoption of this standard.

      Certain of the company's commodity and foreign exchange forward contracts are accounted for as cash flow hedges of anticipated commodity sales. Realized gains or losses on these contracts are recognized in revenue. The Inco exchangeable debenture is also accounted for as a cash flow hedge. The company's interest rate swaps are accounted for as fair value hedges, with realized gains or losses recognized in interest expense. The company also designates a portion of its US dollar debt as a hedge of a portion of its net investment in foreign subsidiaries whose functional currency is the US dollar. Foreign exchange gains and losses on the designated debt are included in the cumulative translation adjustment in shareholders' equity. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded on the balance sheet at fair value with changes in fair value recognized in earnings.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

3.    ADOPTION OF NEW ACCOUNTING STANDARDS AND PRIOR PERIOD RESTATEMENTS

      The following is a summary of the after-tax effect on retained earnings and net earnings arising from changes in accounting policies, applied retroactively:

      ---------------------------------------------------------------------------------------------------
      ($ in millions)                                                          2004                 2003
      ---------------------------------------------------------------------------------------------------
      Retained earnings, at the beginning of period as previously
        reported                                                             $  581               $  472

      Asset retirement obligations (a)                                          (74)                 (62)
      Stock-based compensation (b)                                               (8)                  (5)
      Underground development amortization (c)                                   (4)                  (4)
      ---------------------------------------------------------------------------------------------------
                                                                                (86)                 (71)
      ---------------------------------------------------------------------------------------------------
      Retained earnings, at the beginning of the period
          as restated on adoption of new accounting standards                $  495               $  401
      ===================================================================================================


      ---------------------------------------------------------------------------------------------------
      ($ in millions)                                                           2003                2002
      ---------------------------------------------------------------------------------------------------

      Net earnings, as previously reported                                   $  149               $   30
      Asset retirement obligations (a)                                          (12)                 (12)
      Stock-based compensation (b)                                               (3)                  (5)

      ---------------------------------------------------------------------------------------------------
      Net earnings, as restated on adoption of new accounting
        standards                                                            $  134               $   13
      ===================================================================================================

      (a)   Asset retirement obligations

            On January 1, 2004, the company adopted CICA Handbook Section 3110 "Asset Retirement Obligations". The retroactive adoption of this standard resulted in a restatement as of January 1, 2004 to increase long-term liability by $210 million, increase property, plant and equipment by $113 million, reduce future income tax liabilities by $23 million and decrease opening retained earnings by $74 million.

      (b)   Stock-based compensation

            Effective January 1, 2004, the company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which uses the fair value method of accounting for stock-based awards. The company has applied the new provisions with retroactive restatement. As a result, a cumulative decrease of $8 million to retained earnings, an increase of $7 million to contributed surplus and an increase of $1 million to share capital were recorded on January 1, 2004 with respect to stock options granted in 2003 and 2002.

      (c)   Underground development amortization

            Effective January 1, 2004, the company has adopted the block amortization method for amortizing underground development costs. Under this method capital costs associated with the development of each section of the mine are amortized over the reserves of that particular section of the mine. Previously all capitalized underground development costs were amortized over the reserves of the mine as a whole. As a result of this change in policy, the company has recorded an adjustment reducing opening retained earnings by $4 million; property, plant and equipment by $7 million; and reducing future income tax liabilities by $3 million. Adjustments to earnings reported in 2003 and 2002 were not significant.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

3.    ADOPTION OF NEW ACCOUNTING STANDARDS AND PRIOR PERIOD RESTATEMENTS,

continued

      (d)   Product inventories

            A new standard on Generally Accepted Accounting Principles (GAAP) defines what constitutes Canadian GAAP and establishes a relative hierarchy for sources of GAAP. The CICA Handbook is confirmed as the primary source of Canadian GAAP while secondary sources include International Accounting Standards and US GAAP. Industry practice is no longer considered a valid source of GAAP. As a result, the company has amended its inventory valuation policy to include depreciation and amortization charges in the cost of inventory. Previously amortization and depreciation were charged directly to earnings based on sales volumes. The new policy does not affect reported earnings in any prior year but does affect reported inventory and property, plant and equipment values. As a result, the company increased the reported value of inventory by $9 million at January 1, 2004, and reduced fixed assets by the same amount.

4.    ACQUISITIONS AND DISPOSITIONS

      (a)   Acquisition of additional interest in Highland Valley Copper

            On March 2, 2004, the company completed the acquisition of a further 33.6% share in the Highland Valley Copper mine in British Columbia to increase the company's share of the mine to 97.5%. The transaction has been accounted for using the purchase method as follows:

            ---------------------------------------------------------------------------------------------
                                                                                          ($ in millions)
            ---------------------------------------------------------------------------------------------
            Purchase price
                   Cash paid                                                                   $     112
                   Less cash acquired                                                                (32)

            ---------------------------------------------------------------------------------------------
            Total cost of acquisition                                                          $      80
            =============================================================================================

            Assets acquired
                   Current assets (excluding cash)                                             $      29
                   Property, plant and equipment                                                     154
                   Other assets                                                                        9
            ---------------------------------------------------------------------------------------------
                                                                                                     192
            ---------------------------------------------------------------------------------------------

            Liabilities assumed
                   Current liabilities                                                                 8
                   Long-term liabilities                                                              47
                   Future income tax liability                                                        57
            ---------------------------------------------------------------------------------------------
                                                                                                     112
            ---------------------------------------------------------------------------------------------
            Net assets acquired                                                                $      80
            =============================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

4.    ACQUISITIONS AND DISPOSITIONS, continued

      (b)   Sale of Cajamarquilla (Discontinued Operation)

            On December 15, 2004 the company completed the sale of its 85% interest in the Cajamarquilla zinc refinery for proceeds of $168 million (US$142 million) after repayment of debt of $56 million (US $47 million). The company recorded an after-tax gain of $12 million on the transaction.

            The agreement for sale also provides that in each of the years from 2005 to 2009 inclusive, additional consideration may be paid to the company of approximately US$365,000 for each US$0.01 that the average annual price of zinc exceeds US$0.454 per pound. In addition, should the acquirer, Votorantim Metais, proceed with the expansion of the refinery during the first three years following the sale, additional consideration will be paid of US$12.75 million in year one, declining to US$4.25 million in year three.

            For accounting purposes, Cajamarquilla is considered a discontinued operation and its results for 2004 and prior years are presented as a single line item on the Statement of Earnings and Cash Flow. Gain on sale, earnings and cash flow from Cajamarquilla are as follows:

            Gain on sale:

            -----------------------------------------------------------------------------------------------
            ($ in millions)
            -----------------------------------------------------------------------------------------------
            Total consideration                                                     $   224

            Less:
               Net assets disposed
                    Cash                                           $     5
                    Working capital                                     29
                    Plant and equipment                                246
                    Other assets                                        10
                    Long-term debt (including current portion)         (56)
                    Other long-term liabilities                        (31)
                    Minority interest                                  (17)
            -----------------------------------------------------------------------------------------------
                                                                                        186
            Less cumulative foreign exchange losses                                      26
            -----------------------------------------------------------------------------------------------
            Gain on sale                                                            $    12
            ===============================================================================================

            Earnings from discontinued operation:
            ===============================================================================================
            ($ in millions)                                           2004             2003           2002
            -----------------------------------------------------------------------------------------------
                 Revenues                                          $   196          $   182       $    145
                 Cost of sales                                        (173)            (164)          (133)
            -----------------------------------------------------------------------------------------------
                                                                        23               18             12

                 Other expenses                                         (7)              (7)            (8)
                 Income taxes                                           (5)              (2)            (1)
            -----------------------------------------------------------------------------------------------
                 Net earnings                                           11                9              3
                 Gain on sale                                           12               --             --
            -----------------------------------------------------------------------------------------------
            Net earnings from discontinued operation               $    23          $     9       $      3
            ===============================================================================================

            Cash flow from discontinued operation:
                 Operating activities                              $    26          $    13       $     15
                 Financing activities                                  (20)              (9)            (3)
                 Investing activities                                   (2)              (4)           (10)
                 Effect of exchange rate changes on cash                (1)              (1)            --
            -----------------------------------------------------------------------------------------------
            Net increase (decrease) in cash                        $     3          $    (1)      $      2
            ===============================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

4.    ACQUISITIONS AND DISPOSITIONS, continued

      (c) Investment in Elk Valley Coal Partnership and Fording Canadian Coal Trust

            On February 28, 2003, the company completed a transaction with Fording Inc. (Fording), Westshore Terminals Income Fund, Sherritt International Corporation and the Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and the company. The company contributed its Elkview mine, with a net book value of $167 million, and $125 million in cash to obtain an initial 35% interest in the resulting Elk Valley Coal Partnership (Elk Valley Coal). Under the terms of the Partnership Agreement, Teck Cominco Limited is the manager of Elk Valley Coal. The company also paid $150 million for a 9.1% interest in the Fording Canadian Coal Trust (FCCT), which was formed by the reorganization of Fording into an income trust. FCCT owns the remainder of Elk Valley Coal and other assets. The company accounts for its direct interest in Elk Valley Coal on the proportionate consolidation basis. The company's interest in FCCT is included in investments and is recorded at cost plus the company's share of earnings of the trust less cash distributions.

            On formation of Elk Valley Coal the net assets were assigned costs based on their fair values as follows:

            ---------------------------------------------------------------------------------------------
                                                                                         ($ in millions)
            ---------------------------------------------------------------------------------------------
            Purchase price
                 Book value of net assets contributed to Elk Valley Coal                       $     167
                 Cash contributed                                                                    125

            ---------------------------------------------------------------------------------------------
            Total cost of acquisition                                                          $     292
            =============================================================================================

            Assets acquired
                 Current assets                                                                $      95
                 Property, plant and equipment                                                       368

            ---------------------------------------------------------------------------------------------
                                                                                                     463
            ---------------------------------------------------------------------------------------------

            Liabilities assumed
                 Current liabilities                                                           $      51
                 Long-term liabilities                                                                43
                 Future income tax liability                                                          77
            ---------------------------------------------------------------------------------------------
                                                                                                     171
            ---------------------------------------------------------------------------------------------
            Net assets acquired                                                                $     292
            =============================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

4.    ACQUISITIONS AND DISPOSITIONS, continued

            Under the terms of the Partnership Agreement, Teck Cominco Limited could increase its interest in Elk Valley Coal by up to 5% if Elk Valley Coal achieved certain specified synergies by March 31, 2007. Following the issue of the opinion of the independent expert engaged to assess the synergies of Elk Valley Coal for the coal year ended March 31, 2004, the company and Fording reached agreement in July 2004 on the synergies realized and the resulting adjustments to Elk Valley Coal interests.

            Teck Cominco's 35% interest was increased by 3% effective April 1, 2004, and will be increased by an additional 1% on April 1, 2005 and on April 1, 2006, bringing Teck Cominco's total direct interest in Elk Valley Coal to 40% on April 1, 2006. Including the company's holding of 4.3 million units or 8.8% interest in the FCCT, the company's direct and indirect interest in Elk Valley Coal was 43.4% effective April 1, 2004.

            The company has treated the additional interest as part of the initial consideration for the assets contributed on the formation of Elk Valley Coal and accordingly no gain has been recorded. The company has adjusted its balance sheet to reflect the additional 3% share of the assets and liabilities of Elk Valley Coal and included its additional share of revenue, expenses and cash flow effective April 1, 2004.

      (d)   Consolidation of Antamina

            The company owns a 22.5% interest in the Antamina mine in Peru. On July 31, 2003 the mine achieved completion and the project debt became non-recourse to the shareholders of the project. This resulted in the removal of certain voting restrictions on the company with respect to the management of the mine, and the company began to proportionately consolidate its investment in Antamina. Prior to July 31, 2003 the company's investment in Antamina was equity-accounted.

            Values were assigned to the net assets of Antamina at the date of commencement of proportionate consolidation as follows:

            --------------------------------------------------------------------
                                                                 ($ in millions)
            --------------------------------------------------------------------
            Cash                                                          $  41
            Working capital                                                  27
            Property, plant and equipment                                   611
            Senior debt                                                    (360)
            Other liabilities                                               (12)
            --------------------------------------------------------------------
            Net investment                                                $ 307
            ====================================================================

      (e)   Disposition of Los Filos Property

            In October 2003, the company sold its 70% interest in the Los Filos gold property in Mexico to Wheaton River Minerals Ltd. for cash proceeds of $64 million (US$48 million) before current taxes of $15 million. The company recorded a gain on disposition of $58 million (US$43 million) before provision for income tax of $17 million.

      (f)   Acquisition of Lennard Shelf Zinc Mines

            In November 2003, the company acquired the mineral properties, plant, equipment and infrastructure of the Lennard Shelf zinc mines in Western Australia for $26 million. The mines had been shut down and placed on care and maintenance prior to the acquisition. In
            April 2004, the company entered into an agreement whereby Noranda Inc. acquired a 50% joint venture interest in these mines by agreeing to fund maintenance and exploration expenditures for an amount equal to the company's initial investment.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

5.    INVESTMENTS

      --------------------------------------------------------------------------
      ($ in millions)                                          2004         2003
      --------------------------------------------------------------------------
      Investments
          Inco Limited common shares (Note 12)                $ 246        $ 246
          Fording Canadian Coal Trust (Note 4(c))               138          141
          Sons of Gwalia Ltd.                                    --           64
          Marketable securities                                  83           22
          Other                                                   2            5
      --------------------------------------------------------------------------
                                                              $ 469        $ 478
      ==========================================================================

      Investments in FCCT and marketable securities with a carrying value of $221 million (2003 - $163 million) had a quoted market value of $561 million (2003 - $256 million) at December 31, 2004.

      On August 29, 2004, Sons of Gwalia, in which the company has a 9% equity interest, appointed Voluntary Administrators under the Australia Corporations Act 2001 and its shares were suspended from trading. The company has fully provided for its investment in Sons of Gwalia of $64 million ($52 million on an after-tax basis).

6.    PROPERTY, PLANT AND EQUIPMENT

      --------------------------------------------------------------------------
      ($ in millions)                                         2004         2003
      --------------------------------------------------------------------------
                                                                    As restated
                                                                       (Note 3)

      Mines and processing facilities                      $ 6,118      $ 6,100
      Accumulated depreciation and depletion                (2,885)      (2,720)
      --------------------------------------------------------------------------
                                                           $ 3,233        3,380

      Pogo Gold project                                        176          109
      Mineral properties                                        79          234

      --------------------------------------------------------------------------
                                                           $ 3,488      $ 3,723
      ==========================================================================

7.    OTHER ASSETS

      --------------------------------------------------------------------------
      ($ in millions)                                         2004         2003
      --------------------------------------------------------------------------
                                                                    As restated
                                                                       (Note 3)

      Future income tax assets (Note 15(c))                  $ 137       $  130
      Pension assets (Note 11)                                  83           57
      Long-term receivables                                     44           26
      Other                                                     27           28

      --------------------------------------------------------------------------
                                                             $ 291       $  241
      ==========================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

8.    LONG-TERM DEBT

      -------------------------------------------------------------------------------------
      ($ in millions)                                                       2004       2003
      -------------------------------------------------------------------------------------
      6.875% debentures due February 2006 (US$150 million)                 $ 181    $   194
      7% debentures due September 2012 (US$200 million)                      238        255
      Antamina senior debt (a) (US$204 million; 2003 US$250 million)         245        323
      Convertible debentures (b)                                              --        202
      Cajamarquilla debt (c)                                                  --         78
      Revolving credit facility (d) and (e)                                   --         46
      Other                                                                    1          5
      -------------------------------------------------------------------------------------
                                                                             665      1,103
      Less current portion (f)                                               (38)       (58)
      -------------------------------------------------------------------------------------
                                                                           $ 627    $ 1,045
      =====================================================================================

      (a) In 1999, Compania Minera Antamina S.A. (Antamina) completed senior debt financing for the Antamina project. All material assets and agreements of Antamina and the common shares and subordinated debt of Antamina held by the company are pledged as security for the senior debt. The interest rates on the senior debt are based on LIBOR plus a variable spread. At December 31, 2004, the average interest rate on senior debt was 5.68% (2003 - 4.69%). The repayment terms of the principal amount of the various senior debt facilities vary from 6.5 to 10.5 years from the first repayment date which was September 2002, with minimum semi-annual repayments of US$16 million. Certain conditions must be met prior to distributions by Antamina to shareholders including the requirement to make prepayments on the senior debt. In addition, Antamina must maintain cash balances for the benefit and interest of the senior lenders which may only be used to make principal payments. The company's share of these balances totalled $28 million at December 31, 2004.

            Following Antamina achieving completion on July 31, 2003, the senior
            project   debt  became   non-recourse   to  the  company  and  other
            shareholders of Antamina.

      (b) On October 12, 2004, the company issued 7.3 million Class B Subordinate Voting Shares on conversion of US$156 million stated amount at maturity of its convertible subordinated debentures due 2006, which was called for redemption. Debentures with a stated amount of maturity of US$13.8 million were redeemed for cash.

      (c) The company sold its interest in Cajamarquilla in December 2004 and the project debt was repaid.

      (d) The Elk Valley Coal Partnership has a $120 million revolving credit facility for working capital purposes, of which the company's 38% share is $46 million. At December 31, 2004, Elk Valley Coal had issued outstanding letters of credit and guarantees totalling $71 million.

            The Highland Valley Copper Partnership (HVC) has a US$20 million demand revolving facility for working capital purposes. At December 31, 2004, HVC had issued letters of credit for $10 million.

      (e) At December 31, 2004, the company had revolving credit facilities aggregating $768 million. The amount of the company's revolving credit facilities becoming due is $81 million in 2005, $612 million in 2007, $25 million in 2008 and $50 million in 2009. The company has issued $113 million of letters of credit with the unused portion of the credit facility amounting to $655 million as at December 31, 2004.

      (f) Scheduled repayments on long-term debt are $38 million in 2005, $219 million in 2006, $38 million in 2007, $38 million in 2008, $38 million in 2009 and $294 million thereafter. The current portion of long-term debt of $38 million (US$32 million) is in respect of the Antamina senior debt financing.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9.    OTHER LIABILITIES

      --------------------------------------------------------------------------
      ($ in millions)                                         2004         2003
      --------------------------------------------------------------------------
                                                                    As restated
                                                                       (Note 3)

      Asset retirement obligations (Note 10)                 $ 348        $ 346
      Other post-closure costs                                  35           25
      Accrued pension liability (Note 11(a))
          Defined benefit pension plan                          31           39
          Other post-retirement benefits                       151          130
      Provision for worker compensation benefits                24           24
      Minority interests                                        10           24
      Other                                                      9           30

      --------------------------------------------------------------------------
                                                             $ 608        $ 618
      ==========================================================================

10.   ASSET RETIREMENT OBLIGATIONS

      The following table summarizes the movements in the asset retirement obligation activities for the years ended December 31, 2004 and 2003:

      --------------------------------------------------------------------------
      ($ in millions)                                         2004         2003
      --------------------------------------------------------------------------

      At January 1                                           $ 373        $ 394
      Changes in cash flow estimates                            30           19
      Expenditures and settlements                             (53)         (54)
      Accretion expense                                         21           22
      Obligations assumed on acquisitions                       27           26
      Foreign currency translation adjustments                 (15)         (34)
      --------------------------------------------------------------------------
      At December 31                                           383          373
      Current portion                                          (35)         (27)
      ==========================================================================
                                                             $ 348        $ 346
      ==========================================================================

      The asset retirement obligations have been recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate of 5.75% and an inflation factor of 2.75%. The liability for retirement and remediation on an undiscounted basis before an inflation factor of 2.75% is estimated to be approximately $335 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments in current dollars before inflation adjustment are $2 million per annum for 2005-2030 and $8 million per annum for 2031-2104. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time, being from one year for plans which are already in progress to over 100 years for the longest plan.

      The change in cash flow estimates included $15 million in 2004 relating to closed properties asset retirement obligations which have been recognized in other expense (note 14).

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

11.   PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

      The company has defined contribution pension plans for some employees. The company's share of contribution to these plans is expensed in the year it is earned by the employee.

      The company also has various defined benefit pension plans that provide benefits based principally on employees' years of service. These plans are only eligible to certain qualifying employees. The plans are 'flat-benefit' or 'final-pay' plans which are not indexed. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

      The company has several post-retirement plans, which generally provide post-retirement medical and life insurance benefits to certain qualifying employees.

      All pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 62% of the accrued benefit obligation at December 31, 2004, was last actuarially evaluated on December 31, 2001. The actuarial valuation for December 31, 2004 will be submitted to pension regulators by August 2005. The measurement date used to determine substantially all of the accrued benefit obligation and plan assets for determination of accounting information was December 31, 2004.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

11.   PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

      (a)   Actuarial valuation of funding surplus (deficit)

            --------------------------------------------------------------------------------------------------
            ($ in millions)                                           2004                      2003
            --------------------------------------------------------------------------------------------------
                                                             Defined    Other post-    Defined    Other post-
                                                             benefit     retirement    benefit     retirement
                                                             pension        benefit    pension        benefit
                                                               plans          plans      plans          plans
            --------------------------------------------------------------------------------------------------
            Accrued benefit obligation
                Balance at beginning of year                 $   894         $  203    $   835         $  172
                Changes in methodology and assumptions            --              1         --              2
                Current service cost                              18              4         15              2
                Benefits paid                                    (66)            (8)       (59)            (8)
                Interest cost                                     59             13         55             11
                Actuarial revaluation                             50             16          2             28
                Past service costs arising                        26             --          8             --
                Foreign currency exchange rate changes            (6)            (2)       (16)            (7)
                Transfers from other plans                        59              5         54              3
                Other                                              2             (3)        --             --
            --------------------------------------------------------------------------------------------------
                Balance at end of year                         1,036            229        894            203

            Plan assets
                Fair value at beginning of year                  816             --        693             --
                Actual return on plan assets                      94             --        102             --
                Benefits paid                                    (66)            (8)       (59)            (8)
                Foreign currency exchange rate changes            (4)            --        (10)            --
                Contributions                                     78              8         49              8
                Transfer from other plans                         55             --         41             --
                Other                                              2             --         --             --
            --------------------------------------------------------------------------------------------------
                Fair value at end of year                        975             --        816             --

            --------------------------------------------------------------------------------------------------
            Funding surplus (deficit)                            (61)          (229)       (78)          (203)

                 Unamortized transitional adjustments             72             78         87             73
                 Unamortized past service costs                   41             --          9             --

            --------------------------------------------------------------------------------------------------
            Total accrued asset (liability)                  $    52         $ (151)   $    18         $ (130)
            ==================================================================================================

            Represented by
                Pension assets (Note 7)                      $    83         $   --    $    57         $   --
                Accrued pension liability (Note 9)               (31)          (151)       (39)          (130)

            --------------------------------------------------------------------------------------------------
                                                             $    52         $ (151)   $    18         $ (130)
            ==================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

11.   PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

      (b)   Funding status

            The funding status of the company's defined benefits pension plans are as follows:

            ------------------------------------------------------------------------------------------------------------------------
            ($ in millions)                                              2004                                   2003
            ------------------------------------------------------------------------------------------------------------------------
                                                           Plans where    Plans where             Plans where    Plans where
                                                         assets exceed        benefit           assets exceed        benefit
                                                               benefit    obligations                 benefit    obligations
                                                           obligations  exceed assets   Total     obligations  exceed assets  Total
            ------------------------------------------------------------------------------------------------------------------------
            Plan assets                                          $ 258          $ 717   $  975          $ 123          $ 693  $ 816
            Benefit obligations                                    241            795    1,036            115            779    894
            ------------------------------------------------------------------------------------------------------------------------
            Excess (deficit) of plan assets over
            benefit obligations                                  $  17          $ (78)  $  (61)         $   8          $ (86) $ (78)
            ========================================================================================================================

      (c)   Significant assumptions

            The assumptions used to calculate annual expenses are those used to calculate the accrued liability at the end of the previous year. Weighted average assumptions used to calculate benefit obligation at the end of year are as follows:

            -------------------------------------------------------------------------------------------------------------------
                                                                 2004                    2003                    2002
            -------------------------------------------------------------------------------------------------------------------
                                                         Defined   Other post-   Defined   Other post-   Defined   Other post-
                                                         benefit    retirement   benefit    retirement   benefit    retirement
                                                         pension       benefit   pension       benefit   pension       benefit
                                                           plans         plans     plans         plans     plans         plans
            -------------------------------------------------------------------------------------------------------------------
            Discount rate                                      6%            6%     6.25%         6.25%      6.5%          6.5%
            Assumed long-term rate of return on assets      7.25%           --       7.5%           --       7.5%           --
            Rate of increase in future compensation            4%            4%        4%            4%        4%            4%
            Initial medical trend rate                        --            11%       --            12%       --           8.5%
            Ultimate medical trend rate                       --             5%       --             5%       --             5%
            Years to reach ultimate medical trend rate        --             6        --             7        --             7
            Dental trend rates                                --             4%       --             4%       --             3%
            -------------------------------------------------------------------------------------------------------------------

      (d)   Employee future benefits expense

            -------------------------------------------------------------------------------------------------------------------
            ($ in millions)                                      2004                    2003                    2002
            -------------------------------------------------------------------------------------------------------------------
                                                         Defined   Other post-   Defined   Other post-   Defined   Other post-
                                                         benefit    retirement   benefit    retirement   benefit    retirement
                                                         pension       benefit   pension       benefit   pension       benefit
                                                           plans         plans     plans         plans     plans         plans
            -------------------------------------------------------------------------------------------------------------------
            Current service cost                            $ 18          $  4      $ 15          $  2      $ 14          $  3
            Interest cost                                     59            13        56            11        53            10
            Expected gain on assets                          (63)           --       (54)           --       (50)           --
            Actuarial loss recognized                          7             5        11             2        --            --
            Amortization of unaccrued deficiency              --            --        --            --         2             1
            Early retirement window                            3            --         3            --        --            --
            Past service cost recognized                       4            --         1            --        --            --
            Other                                              7            --         1            --        --            --
            -------------------------------------------------------------------------------------------------------------------
            Expense recognized for the year                 $ 35          $ 22      $ 33          $ 15      $ 19          $ 14
            ===================================================================================================================

            The defined contribution expense for 2004 is $5 million (2003 - $6 million; 2002 - $5 million).

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

11.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

           Certain employee future benefit costs incurred in the year and the actual return on plan assets in excess or short of the actuarially assumed return are not taken into income and are amortized over certain periods. Employee future benefit expenses recognized in the year are reconciled to employee future benefit costs incurred as follows:

           ---------------------------------------------------------------------------------------------------------------------
           ($ in millions)                                          2004                   2003                 2002
           ---------------------------------------------------------------------------------------------------------------------
                                                               Defined  Other post   Defined   Other post  Defined   Other post
                                                               benefit  retirement   benefit  retiremenet  benefit   retirement
                                                               pension     benefit   pension      benefit  pension      benefit
                                                                 plans       plans     plans        plans    plans        plans
           ---------------------------------------------------------------------------------------------------------------------

           Expense recognized                                    $  35       $  22     $  33        $ 15     $ 19         $ 14
           Difference between expected and actual return on
             plan assets                                           (31)         --       (48)         --       56           --
           Difference between actuarial losses (gains)
             amortized and actuarial losses (gains) arising         43          11        (9)         26       20           17
           Difference between past service costs amortized
             and past service costs arising                         23          --         7          --       (1)          --
           Other                                                    (7)         --        (1)         --       --           --
           --------------------------------------------------------------------------------------------------------------------
           Costs incurred                                        $  63       $  33     $ (18)       $ 41     $ 94         $ 31
           ====================================================================================================================

       (e) Health care sensitivity

           A one percentage change in the health care trend rates assumptions, as shown in 11(c), would have the following effect on post-retirement health care obligations and expense:

           -----------------------------------------------------------------------------------------------------
                                                                      Increase        Increase         Increase
                                                                    (Decrease)   (Decrease) in    (Decrease) in
                                                                in Service and      Obligation   Annual Expense
                                                                 Interest Cost
           -----------------------------------------------------------------------------------------------------
           Impact of 1% increase in health care trend rate                 $ 3            $ 33              $ 4
           Impact of 1% decrease in health care trend rate                  (2)            (28)              (4)

           -----------------------------------------------------------------------------------------------------

       (f) Investment of plan assets

           The assets of the company's defined benefit pension plans are managed by pension fund managers under the oversight of the Teck Cominco Pension Fund Co-ordinating Society.

           The company's pension plan asset composition at December 31 is as follows:

           ---------------------------------------------------------------------------------------------------
                                                                                          2004           2003
           ---------------------------------------------------------------------------------------------------
           Equity securities                                                                60%            62%
           Debt securities                                                                  37%            33%
           Other                                                                             3%             5%

           ---------------------------------------------------------------------------------------------------
           Total                                                                           100%           100%
           ===================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

12.  DEBENTURES EXCHANGEABLE FOR INCO COMMON SHARES

           ---------------------------------------------------------------------
           ($ in millions)                                          2004   2003
           ---------------------------------------------------------------------

           Exchangeable debentures due 2021 at quoted market value  $240   $285
           Deferred gain (loss)                                        8    (37)

           ---------------------------------------------------------------------
                                                                    $248   $248
           =====================================================================

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

           The exchangeable debentures are redeemable at the option of the company on or after September 12, 2006. Redemption may be satisfied by delivery of the Inco common shares owned by the company, or payment of a cash amount equal to the market value of the Inco common shares at the time of redemption.

           The Inco common shares (note 5) held by the company have been pledged as security for the exchangeable debentures and the company has designated the exchangeable debentures as a hedge against these Inco common shares. The Inco exchangeable debenture is accounted for as a cash flow hedge of the anticipated disposition of the Inco shares held by the company. The deferred gain or loss on the exchangeable debenture will be recognized against the corresponding gain or loss on disposition of the Inco common shares.

13.  SHAREHOLDERS' EQUITY

           ---------------------------------------------------------------------------------------------------------
           ($ in millions)                                         2004                               2003
           ---------------------------------------------------------------------------------------------------------
                                                           Shares         Amount              Shares         Amount
                                                       (in 000's)                         (in 000's)
           ---------------------------------------------------------------------------------------------------------
                                                                                                        As restated
                                                                                                           (Note 3)
           Capital stock
               Class A common shares                        4,674      $       7               4,682    $         7
               Class B Subordinate Voting Shares (b)      196,682          2,117             181,810          1,804
           ---------------------------------------------------------------------------------------------------------
                                                                           2,124                              1,811

           Exchangeable debentures due 2024 (c)                              107                                107
           Contributed surplus (i)                                            58                                 57
           Cumulative translation adjustment (h)                            (117)                               (43)
           Retained earnings                                               1,049                                495

           ---------------------------------------------------------------------------------------------------------
                                                                       $   3,221                        $     2,427
           =========================================================================================================

        (a) Authorized share capital

           The company's authorized share capital consists of an unlimited number of Class A common shares (Class A shares) without par value, an unlimited number of Class B Subordinate Voting Shares without par value and an unlimited number of preferred shares without par value issuable in series.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

13.  SHAREHOLDERS' EQUITY, continued

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

       (b) Class B Subordinate Voting Shares

           ----------------------------------------------------------------------------------------------------------
                                                                                      Shares Issued           Amount
           ($ in millions)                                                                (in 000's)
           ----------------------------------------------------------------------------------------------------------
           At December 31, 2001                                                             179,796           $1,779

           Options exercised                                                                     59               --
           ----------------------------------------------------------------------------------------------------------

           At December 31, 2002                                                             179,855            1,779

           Options exercised (e)                                                              1,943               24
           Transferred from contributed surplus on exercise of options (i)                       --                1
           Issued to holders of shares of predecessor
              companies merged with the company                                                  12               --
           ----------------------------------------------------------------------------------------------------------

           At December 31, 2003                                                             181,810            1,804

           Options exercised (e)                                                              2,609               36
           Transferred from contributed surplus on exercise of options (i)                       --                2
           Issued for convertible subordinated debentures (Note 8(b))                         7,275              185
           Exercise of warrants (g)                                                           4,980               90
           Conversion of Class A shares to
              Class B Subordinate Voting Shares                                                   8               --
           ----------------------------------------------------------------------------------------------------------
           At December 31, 2004                                                             196,682           $2,117
           ==========================================================================================================

           At December 31, 2004 there were 378,022 Class B Subordinate Voting Shares (2003 - 378,878 shares) reserved for issuance to the former shareholders of predecessor companies that merged with the company in prior years.

       (c) Exchangeable debentures due 2024

           In April 1999 the company issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco Ltd. At the time of the merger with Cominco Ltd. in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745 and each debenture became convertible into 76.596 Class B Subordinate Voting Shares for a total, if exchanged, of 11,489,000 Class B Subordinate Voting Shares. Interest is at 2% above the company's dividend yield using a share price of $9.72. In 2004 and 2003, the effective interest rate so determined was 4.40% and 4.06% respectively.

           The debentures are exchangeable by the holder or redeemable by the company at any time. If redeemed by the company, the company will pay a premium over the market value of the underlying Class B Subordinate Voting Share which was $37 per $1,000 principal amount at December 31, 2004, $19 from May 1, 2005 and declining to nil after April 30, 2006.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

13.  SHAREHOLDERS' EQUITY, continued

           By virtue of the company's option to deliver a fixed number of Class B Subordinate Voting Shares to satisfy the principal payments, the debentures net of issue costs and taxes are classified as a component of shareholders' equity. The interest, net of taxes, is charged directly to retained earnings.

       (d) Preference shares

           In November 2003, the Articles of the company were amended and the company issued 790,000 Series 1 and 550,000 Series 2 preference shares to replace certain preference shares of its wholly-owned subsidiary, TCML (formerly Cominco Ltd.). These shares entitle the holders to receive dividends and redemptions based upon a rate of return index governed by world prices for lead and silver. The rate of return index to date has been insufficient to trigger any dividend or redemption. Based on foreseeable metal prices these shares are expected to expire in March 2006 without any dividends or redemptions. Accordingly, the company has assigned no value to these shares.

       (e) Share options

           In the year ended December 31, 2004, the company granted 836,000 Class B Subordinate Voting Share options at market price to employees and an executive director. These share options have an exercise price of $25.09, a vesting period of three years and expire in 2010.

           The company recorded a stock-based compensation expense of $4 million (2003 - $3 million, 2002 - $5 million) relating to share options.

           The weighted average fair value of Class B Subordinate Voting Share options was estimated as $9.74 per share option (2003 - $2.52) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

           Valuation assumptions:

           ---------------------------------------------------------------------
                                                  2004        2003        2002
           ---------------------------------------------------------------------

           Dividend yield                         0.80%       1.77%       1.50%
           Risk free interest rate                3.50%       4.50%       4.42%
           Expected life                      4.5 years   3.5 years   3.7 years
           Expected volatility                      36%         25%         25%



           Outstanding share options:
           =====================================================================

                                                                    2004                        2003
                                                      -----------------------------------------------------------
                                                         Shares             Weighted       Shares    Weighted
                                                      (in 000's)             Average    (in 000's)    Average
                                                                         Exercise Price            Exercise Price
           ------------------------------------------------------------------------------------------------------
           Outstanding at beginning of year               6,228               $13.22       8,258      $14.51

           Granted under plan                               836                25.09       1,301       11.70
           Exercised                                     (2,609)               13.76      (1,943)      12.26
           SARs exercised                                    (6)               13.83        (215)      13.83
           Expired                                          (23)               22.36      (1,172)      22.08
           Forfeited                                         --                   --          (1)      15.46

           ------------------------------------------------------------------------------------------------------
           Outstanding at end of year                     4,426               $15.09       6,228      $13.22
           ======================================================================================================
           Vested and exercisable at end of year          3,822               $13.51       6,228      $13.22
           ======================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

13.  SHAREHOLDERS' EQUITY, continued

           Information relating to share options outstanding at December 31, 2004:

           ---------------------------------------------------------------------------------------------------------
              Outstanding           Vested              Price Range        Weighted Average        Weighted Average
            Share Options    Share Options                                Exercise Price on       Remaining Life on
               (in 000's)       (in 000's)                              Outstanding Options     Outstanding Options
                                                                                                           (months)
           ---------------------------------------------------------------------------------------------------------
                       52               52          $ 6.39 - $10.16                  $ 7.27                      53
                    1,074            1,074          $10.17 - $11.76                  $10.76                      54
                      843              843          $12.00 - $12.85                  $12.09                      40
                    1,464            1,464          $13.04 - $16.59                  $14.32                      35
                      993              389          $17.84 - $25.09                  $23.85                      58

           ---------------------------------------------------------------------------------------------------------
                    4,426            3,822          $ 6.39 - $25.09                  $15.09                      46
           =========================================================================================================

       (f) Deferred Share Units and Restricted Share Units

           In April 2004, the company approved a new stock-based compensation plan for directors and the six most senior officers of the company. Under the plan, directors and senior officers may receive either Deferred Share Units (DSU's) or Restricted Share Units (RSU's), each of which entitle the holder to a cash payment equal to the market value of a Class B Subordinate Voting Share of the company at the time they are redeemed. In the case of directors, these units vest immediately. The units granted to officers vest after three years, except in circumstances related to termination without cause or retirement. DSU's may only be redeemed at the time a holder ceases to be an officer or director while RSU's must be redeemed prior to the end of a three-year period measured from the end of the year immediately preceding the grant.

           Accounting standards for stock-based compensation require the company to record, over the vesting period, an expense equal to the fair value of the units at the date of the grant. In addition, as these units represent a cash liability to the company, the expense is adjusted throughout the life of the unit to reflect the changing value of the liability resulting from market fluctuations in the value of the underlying Class B Subordinate Voting Shares.

           In April 2004, the company issued 39,000 DSU's and 22,500 RSU's to directors and 55,500 DSU's to officers. As a result, the company recorded an expense of $3 million in the year in respect of the initial grant and subsequent appreciation of the units.

       (g) Warrants

           In May 2004, the company received $90 million for the exercise of the 4,980,000 remaining warrants to purchase Class B Subordinate Voting Shares at a price of $18 per share. The warrants were issued in 1999.

       (h) Cumulative Translation Adjustment

           The cumulative translation adjustment represents the net unrealized foreign exchange gains or losses on translation of the accounts of self-sustaining foreign subsidiaries, net of foreign exchange losses on the portion of US dollar denominated debt designated as hedges against these investments.


           ------------------------------------------------------------------------------------------------
           ($ in millions)                                                        2004      2003      2002
           ------------------------------------------------------------------------------------------------
           Cumulative translation adjustment - beginning of year                $  (43)   $  105     $ 115
           Exchange differences on investments in foreign subsidiaries            (134)     (338)      (16)
           Exchange differences on debt designated as a hedge of
              self-sustaining foreign subsidiaries                                  34       190         6
           Exchange loss realized on disposition of Cajamarquilla (Note 4(b))       26        --        --
           ------------------------------------------------------------------------------------------------
           Cumulative translation adjustment - end of year                      $ (117)   $  (43)    $ 105
           ================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

13.  SHAREHOLDERS' EQUITY, continued

       (i) Contributed surplus

           ----------------------------------------------------------------------------------
           ($ in millions)                                  2004          2003         2002
           ----------------------------------------------------------------------------------
                                                                   As restated   As restated
                                                                       (Note 3)     (Note 3)
           Beginning of year                                $ 57          $ 55         $ 50
           Stock-based compensation expense (e)                4             3            5
           Transfer to Class B Subordinate Voting Shares
              on exercise of share options (b)                (2)           (1)          --
           Redemption of convertible debt (Note 8(b))         (1)           --           --
           ----------------------------------------------------------------------------------
           End of year                                      $ 58          $ 57         $ 55
           ==================================================================================

       (j) Earnings per share

           The following table reconciles the basic and diluted earnings per share of the company:

           --------------------------------------------------------------------------------------------------------------
           ($ in millions)                                                             2004           2003          2002
           --------------------------------------------------------------------------------------------------------------
           Basic earnings
           Earnings from continuing operations                                     $    594       $    125      $     10
           Less interest on exchangeable debentures                                      (3)            (3)           (3)
           --------------------------------------------------------------------------------------------------------------
           Earnings from continuing operations                                          591            122             7
           Earnings from discontinued operation                                          23              9             3
           --------------------------------------------------------------------------------------------------------------
           Net earnings available to common shareholders                                614            131            10

           Diluted earnings
           Earnings from continuing operations                                          594            125            10
           Earnings from discontinued operation                                          23              9             3
           --------------------------------------------------------------------------------------------------------------
           Net diluted earnings available to common shareholders                   $    617       $    134      $     13

           Weighted average number of common shares outstanding (000's)
                                                                                    192,993        184,823       184,526
           Effect of dilutive securities:
            Incremental shares from stock options                                     1,830            468           454
            Shares issuable on conversion of exchangeable debentures                 11,489         11,489            --
           --------------------------------------------------------------------------------------------------------------
           Weighted average number of diluted common shares outstanding (000's)     206,312        196,780       184,980
           --------------------------------------------------------------------------------------------------------------

           Basic earnings per share                                                $   3.18       $   0.71      $   0.06
           Basic earnings per share from continuing operations                     $   3.06       $   0.66      $   0.04
           Diluted earnings per share                                              $   2.99       $   0.68      $   0.06
           Diluted earnings per share from continuing operations                   $   2.88       $   0.64      $   0.04

           In  2003  and  2002,   convertible   debentures   and  warrants  were
           outstanding and convertible into Class B Subordinate Voting Shares but were not dilutive.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

14.   OTHER INCOME (EXPENSE)

           -------------------------------------------------------------------------------------
           ($ in millions)                                  2004          2003            2002
           -------------------------------------------------------------------------------------
                                                                   As restated     As restated
                                                                      (Note 3)        (Note 3)
           Income from Fording Canadian Coal Trust          $ 13         $  10            $ --
           Gain on sale of investments and assets             25            22              16
           Interest and investment income                     10             5              19
           Insurance proceeds                                 12            20              --
           Additional Quebrada Blanca sales proceeds          12            --              --
           Asset retirement expense for closed properties    (26)          (24)             (4)
           Minority interests                                 (9)           --               1
           Reduction in carrying value of investments         (6)           --             (22)
           Miscellaneous expense                              (7)          (32)             (7)
           -------------------------------------------------------------------------------------
                                                            $ 24         $   1            $  3
           =====================================================================================

15.  INCOME AND RESOURCE TAXES

       (a) Income and resource tax expense (recovery)
           --------------------------------------------------------------------
           ($ in millions)               2004            2003            2002
           --------------------------------------------------------------------
                                                  As restated     As restated
                                                      (Note 3)        (Note 3)
           Current
               Income tax               $  26             $21            $ 14
               Resource tax                76              20              14
               Large Corporation tax        4               3               3
           --------------------------------------------------------------------
                                          106              44              31
           Future
               Income tax                 205               2              (1)
               Resource tax                (6)              4             (34)
           --------------------------------------------------------------------
                                          199               6             (35)
           --------------------------------------------------------------------
                                        $ 305             $50            $ (4)
           ====================================================================


       (b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

           -----------------------------------------------------------------------------------------------------
           ($ in millions)                                                     2004          2003         2002
           -----------------------------------------------------------------------------------------------------
                                                                                      As restated   As restated
                                                                                         (Note 3)      (Note 3)
           Tax expense at the statutory income tax rate of 35.5%
             (2003 - 37.6%; 2002 - 39.6%)                                      $319          $ 62      $    (4)

           Tax effect of
              Resource taxes, net of resource and depletion allowances           31            12            4
              Difference in tax rates in foreign jurisdictions                  (12)          (21)         (17)
              Benefit of tax losses not previously recognized                   (31)           --           20
              Reduction in statutory rates and changes in tax legislation        (3)           (5)          --
              Large Corporation tax                                               4             3            3
              Benefit of capital gains rate difference and other                 (3)           (1)         (10)

           -----------------------------------------------------------------------------------------------------
                                                                               $305          $ 50      $    (4)
           =====================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

15.  INCOME AND RESOURCE TAXES, continued

       (c) Temporary differences giving rise to future income tax assets and liabilities
           ==================================================================
           ($ in millions)                              2004            2003
           ------------------------------------------------------------------
                                                                 As restated
                                                                    (Note 3)
           Future income tax asset
               Research and development tax credits    $  38          $   47
               Net operating loss carry-forwards         246             313
               Property, plant and equipment             (88)            (89)
               Other                                      50               3
               Valuation allowance                       (94)           (144)
           ------------------------------------------------------------------
                                                         152             130
           Less current portion                          (15)             --

           ------------------------------------------------------------------
                                                       $ 137          $  130
           ==================================================================

           Future income tax liability
               Property, plant and equipment           $ 571          $  507
               Net operating loss carry-forwards          (6)            (29)
               Timing of partnership items               273             101
               Other                                      57              66

           ------------------------------------------------------------------
                                                       $ 895          $  645
           ==================================================================

           For income tax purposes, the company has regular tax net operating loss carry-forwards of $337 million and alternative minimum tax net operating loss carry-forwards of $217 million, which expire in the years 2005 through 2021. The company also has $22 million of capital loss carry-forwards, which have no expiry. Also available to offset future taxes are $39 million of investment tax credits, which expire in various years through 2014.

      (d) The company has non-resident subsidiaries that have undistributed earnings. Provisions have not been recorded for taxes that may arise on repatriation of these earnings as these undistributed earnings are not expected to be repatriated in the foreseeable future.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

16.  PARTNERSHIPS AND JOINT VENTURES

           The principal operations of the company which are accounted for as partnerships and joint ventures are the Elk Valley Coal Partnership and the Antamina, Louvicourt and Hemlo mines. Prior to the acquisition of a further 33.6% interest in February 28, 2004, the Highland Valley Copper mine was also accounted for as a joint venture. Antamina was accounted for as a joint venture subsequent to the third quarter of 2003. The company's share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:


           ---------------------------------------------------------------------------------------------
           ($ in millions)                                       2004             2003             2002
           ---------------------------------------------------------------------------------------------
                                                                            As restated     As restated
                                                                                (Note3)        (Note 3)
           Assets
              Cash                                            $   137         $     77           $   (3)
              Other current assets                                204              198              117
              Mineral properties, plant and equipment             952            1,197              297

           ---------------------------------------------------------------------------------------------
                                                              $ 1,293         $  1,472           $  411
           =============================================================================================

           Liabilities and Equity
              Current liabilities                             $   141         $     80           $   53
              Long-term liabilities                               447              557              120
              Equity                                              705              835              238

           ---------------------------------------------------------------------------------------------
                                                              $ 1,293         $  1,472           $  411
           =============================================================================================

           Earnings
              Revenues                                        $ 1,223         $  1,019           $  485
              Expenses                                            920              834              442

           ---------------------------------------------------------------------------------------------
           Net earnings                                       $   303         $    185           $   43
           =============================================================================================

           Cash flow
              Operating activities                            $   488         $    325           $  102
              Financing activities                                (61)             (30)              (5)
              Investing activities                                (77)             (50)             (17)
              Distributions                                      (266)            (204)             (88)
              Cash recognized on consolidation of Antamina         --               41               --
              Effect of exchange rates on cash                     (6)             (2)               --
           ---------------------------------------------------------------------------------------------
           Increase (decrease) in cash                        $    78         $     80           $   (8)
           =============================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

17.  SUPPLEMENTARY CASH FLOW INFORMATION

        =================================================================================================
        ($ in millions)                                             2004             2003            2002
        -------------------------------------------------------------------------------------------------
                                                                              As restated     As restated
                                                                                 (Note 3)        (Note 3)
        (a) Changes to non-cash working capital items:
               Accounts and settlements receivable                 $ (58)           $ (76)          $(15)
               Production inventories                                (29)             101             47
               Supplies and prepaid expenses                           5                1             27
               Accounts payable and accrued liabilities               55                1            (34)
        -------------------------------------------------------------------------------------------------
                                                                   $ (27)           $  27           $ 25
        =================================================================================================

        (b) Other information:
              Interest paid                                        $  50            $  57           $ 55
              Income and resource taxes paid                       $  79            $  14           $ 15

        (c) Non-cash investing and financing transaction:
              Value ascribed to shares issued on conversion
              Of debt (Note 8(b))                                  $ 185            $  --           $ --

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended Desember 31,2004, 2003 and 2002

--------------------------------------------------------------------------------

18 COMMITMENTS AND CONTINGENCIES

  (a) Derivatives and financial instruments

      The company's derivative positions accounted for as cash flow hedges, fair value hedges and non-hedge derivatives at December 31, 2004 were as follows:

      -----------------------------------------------------------------------------------------------------------
                                                                              2008-                   Unrealized
                                               2005      2006      2007        2010       Total       Gain (Loss)
                                             --------------------------------------------------------------------
      Cash flow hedges                                                                            (Cdn$ millions)


      Gold (000's ozs)
         Forward sales contracts                 --        --        44          87         131
         Average price (US$/oz)                  --        --       350         350         350          $   (19)

         Forward sales contracts                 55        32         8          --          95
         Average price (C$/oz)                  528       519       520          --         524               (1)

      US dollars  (millions) (Note b)
         Forward sales contracts               312        158        --          --        470
         Average exchange rate                1.43       1.44        --          --        1.44              109

      US dollars (millions)
         Forward collars                         18        --        --          --          18
         Average upper limit                   1.63        --        --          --        1.63
         Average lower limit                   1.59        --        --          --        1.59                7

      Power (MW.h)
         Forward sales contracts            183,200        --        --          --     183,200
         Average price (US$/MW.h)                53        --        --          --          53               --
      -----------------------------------------------------------------------------------------------------------
                                                                                                         $    96
      ===========================================================================================================

      Non-hedge derivatives

      Copper  (million  lbs) (Note c)
         Forward collars                         79        --        --          --          79
         Average  upper  limit (US$/lb)        1.30        --        --          --        1.30
         Average  lower  limit  (US$/lb)       1.15        --        --          --        1.15               (9)
      -----------------------------------------------------------------------------------------------------------
                                                                                                         $    (9)
      ===========================================================================================================


       Fair value hedge

       Interest Rate Swap
       Principal Amount                Rate Swapped     Rate Obtained        Maturity Date      Unrealized Gain
                                                                                                 (Cdn$ millions)
      -----------------------------------------------------------------------------------------------------------
       US$100                          7.00%            LIBOR plus 2.14%     September 2012                $   3

      -----------------------------------------------------------------------------------------------------------
                                                                                                           $   3
      ===========================================================================================================

      Notes:

      (a) In addition to the above hedging commitments, the company has forward purchase commitments on 75 million pounds of zinc averaging US$0.46 per pound maturing in 2005 to 2006 and 9 million pounds of lead averaging US$0.33 per pound maturing 2005 to match fixed price sales commitments to customers. A portion of these forward positions do not qualify for hedge accounting and accordingly the company has recognized a $4 million mark to market gain before taxes as a result.

      (b) Included in the US dollar forward sales contract of $470 million is the company's share of forward sales contracts by the Elk Valley Coal Partnership of US$171 million.

      (c) The company is unable to apply hedge accounting to the copper forward sales contracts and accordingly has recognized an unrealized loss of $9 million before taxes.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended Desember 31,2004, 2003 and 2002

--------------------------------------------------------------------------------

18.   COMMITMENTS AND CONTINGENCIES, continued

      (b)   Legal proceedings and contingencies

            Lake Roosevelt

            On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Colville Confederated Tribes supported by the State of Washington. TCML has petitioned for appeal of the decision to the 9th Circuit Court of Appeal.

            The Colville suit was brought pursuant to Section 310(a)(i) of the US Superfund Statute (CERCLA) to enforce a universal administrative order issued by the US Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Government of Canada and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada.

            The Government of Canada and the Government of the US are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

            There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

            Competition Investigation

            Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector.

            The company has been advised by the United States Department of Justice that it intends to close its investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that HVC or the company will not face prosecution or liability under the Act otherwise in relation to the investigation. The company can also offer no guidance or assurance as to the course of the ongoing investigation or when the ongoing investigation will be completed. The company is cooperating in the continuing investigation.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended Desember 31,2004, 2003 and 2002

--------------------------------------------------------------------------------

18.COMMITMENTS AND CONTINGENCIES, continued

            Tax recovery

            The company has appealed the assessment of mining taxes by the Province of Ontario on gold hedging gains at the Williams mine. In a similar case, the Supreme Court of Ontario has recently ruled that gold hedging gains are exempt from Ontario mining taxes. The Province of Ontario has sought leave to appeal this ruling to the Supreme Court of Canada. The company is currently assessing the effect of this court ruling and has not recorded any recovery of the disputed amounts pending possible appeal and the results of discussions with the Province of Ontario. The amount of mining taxes and interest which may be recovered is approximately $16 million.

            Pension Lawsuit

            In May 2004, the Supreme Court of Canada denied the application of a pensioner group for leave to appeal a decision of the British Columbia Court of Appeal affirming a decision of the B.C. Supreme Court in favour of the former Cominco Ltd. (now TCML). The case involved the transfer of funds from one of the company's pension plans to a successor plan when the two plans were merged in the 1980's.

      (c)   Commitments and guarantees

            Red Dog Commitments

            Teck Cominco Alaska Inc. (TCAK), a subsidiary company, has a royalty agreement with NANA Regional Corporation (NANA) on whose land the Red Dog mine is situated. Under the terms of the agreement, NANA receives an annual net smelter return royalty equal to the greater of 4.5% of Red Dog's net smelter return or US$1 million. After TCAK recovers certain capital expenditures including an interest factor and all advance royalties, the royalty will be 25% of net proceeds of production from the Red Dog mine increasing in 5% increments every fifth year to a maximum of 50%.

            TCAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all ore concentrate produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million, with fee escalation provisions based on zinc price and annual tonnage.

            TCAK has also entered into agreements for the transportation and handling of concentrates from the millsite. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the annual fees amount to approximately US$9 million, with adjustment provisions based on variable cost factors.

            Antamina Royalty

            On the acquisition of the company's interest in the Antamina mine, the company granted the vendor a net profits royalty equivalent to 7.4% of the company's share of the project's free cash flow after recovery of capital costs and an interest factor on approximately 60% of project costs.

            Elk Valley Coal Partnership Guarantee

            The Elk Valley Coal Partnership has provided an unsecured guarantee, limited in recourse against the company to the assets of Elk Valley Coal and the interest of the company therein, with respect to up to $420 million of borrowings by Fording incurred principally in connection with the financing of the transaction pursuant to which the company acquired its interest in Elk Valley Coal.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended Desember 31,2004, 2003 and 2002

--------------------------------------------------------------------------------

18.   COMMITMENTS AND CONTINGENCIES, continued

            Operating Leases

            Amounts payable under operating leases are estimated to be $63 million, with annual payments of $19 million in 2005, $14 million in 2006, $11 million in 2007, $10 million in 2008, $8 million in 2009 and $1 million thereafter. The leases are primarily for office premises, equipment and rail cars.

            Forward Purchase Commitments

            The company has a number of forward purchase commitments for the purchase of concentrates and power, and for shipping and distribution of its products which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

            Environmental Protection

            The company's operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. The company's provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

19.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts of cash, accounts and settlements receivable, long-term receivables and deposits, other investments, accounts payable, long-term debt and other liabilities represent their fair value unless otherwise disclosed. The carrying amounts and the quoted market values of the company's investments are disclosed in note 5, and the debentures exchangeable for Inco common shares are disclosed in note 12. The market values for derivative and financial instruments are disclosed in note 18(a). The fair value estimates for the 6.875% debenture, the 7% debenture and the convertible debentures are based on market prices.

      The carrying amounts and estimated fair values of the company's other financial instruments at December 31, are summarized as follows:

      -----------------------------------------------------------------------------------------------------------
                                                              2004                              2003
                                                    ------------------------        ----------------------------
                                                      Carrying     Estimated            Carrying        Estimated
      ($ in millions)                                   Amount    Fair Value              Amount       Fair Value
      -----------------------------------------------------------------------------------------------------------
      6.875% debentures due February 2006           $      181   $       186        $        194       $      207
      7% debentures due September 2012                     238           265                 255              280
      Antamina senior debt                                 245           245                 323              323
      Convertible debentures                                --            --                 202              209
      Cajamarquilla debt                                    --            --                  78               78
      -----------------------------------------------------------------------------------------------------------

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended Desember 31,2004, 2003 and 2002

--------------------------------------------------------------------------------

 20.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

      The effect of the material measurement differences between generally accepted accounting principles (GAAP) in Canada and the United States on the company's net earnings and shareholders' equity is summarized as follows:

      --------------------------------------------------------------------------------------------------------
      ($ in millions, except per share data)                                  2004         2003       2002
      --------------------------------------------------------------------------------------------------------
      Net earnings under Canadian GAAP                                    $      617   $     134   $       13
      Add (deduct)
         Inventory valuation (a)                                                  --          17          (12)
         Exchangeable debentures due 2024 and convertible debentures (b)          (6)         (3)          (3)
         Unrealized holding gains (losses) on investments (d)                    (51)         94           33
         Share of earnings (losses) in Antamina and FCCT (c)                      (3)         12            1
         Deferred start-up costs (e)                                              (4)          3            3
         Stock-based compensation expense (i)                                     --          --            8
         Derivative instruments (g)                                               77          46           (1)
         Asset retirement obligations (h)                                         (4)         (4)          20
         Capitalized interest (l)                                                  2          --           --
         Tax effect of adjustments                                               (16)        (75)         (17)
      --------------------------------------------------------------------------------------------------------
      Net earnings before changes in accounting principle                        612         224           45

         Asset retirement obligation - cumulative adjustment (h)                  --         (58)          --
         Underground development amortization (k)                                 (7)         --           --
         Tax effect of adjustments                                                 3          21           --
      --------------------------------------------------------------------------------------------------------
      Net earnings under US GAAP before comprehensive income
         adjustments                                                             608         187           45

         Unrealized holding gains (losses) on investments (d)                     (4)         36          (32)
         Cumulative translation adjustment (f)                                   (79)       (148)         (10)
         Derivative instruments (g)                                              (33)         31           --
         Minimum pension liability (j)                                            52          47          (60)
         Tax effect of adjustments                                                (1)        (22)          40
      --------------------------------------------------------------------------------------------------------
      Comprehensive income (loss)                                         $      543   $     131   $      (17)
      ========================================================================================================

      Earnings per share, before changes in accounting principle and comprehensive income adjustments
              Basic                                                       $     3.17   $    1.19   $     0.24
              Diluted                                                     $     2.96   $    1.12   $     0.22

      Shareholders' equity under Canadian GAAP                            $    3,221   $   2,427   $    2,454
      Cumulative adjustments to shareholders' equity
        Inventory valuation (a)                                                   --          --          (17)
        Underground development amortization (k)                                  --           7            7
        Exchangeable debentures due 2024 and convertible debentures (b)         (107)       (113)        (115)
        Share of losses in Antamina and FCCT (c)                                  (7)         (4)         (16)
        Unrealized holding gains (losses) on investments (d)                      (2)         53          (77)
        Deferred start-up costs (e)                                              (14)        (10)         (13)
        Derivative instruments (g)                                               189         145           68
        Asset retirement obligations (h)                                          40          44          106
        Minimum pension liability (j)                                            (28)        (80)        (127)
        Capitalized interest (l)                                                   2          --           --
        Tax effect of adjustments                                                (51)        (37)          38
      --------------------------------------------------------------------------------------------------------
      Shareholders' equity under US GAAP                                  $    3,243   $   2,432   $    2,308
      ========================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended Desember 31,2004, 2003 and 2002

--------------------------------------------------------------------------------

20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

      (a)   Coal Inventory Valuation at Bullmoose Mine

            Under Canadian GAAP, production inventories may be recorded at net realizable value as there were long-term contracts for sale. US GAAP requires such inventory to be valued at the lower cost and market. The Bullmoose mine was closed during 2003.

      (b)   Exchangeable Debentures due 2024 and Convertible Debentures

            Under Canadian GAAP a portion of the convertible debentures which were settled in full during 2004 was classified as equity. The difference between the carrying amount of the debentures and the contractual liability was amortized to earnings. Similarly, the exchangeable debentures due 2024 have been classified as equity with related interest being charged directly to retained earnings. Under US GAAP both debentures would be classified as liabilities and interest would be charged against current period earnings.

      (c) Share of Earnings (Losses) in Antamina and Fording Canadian Coal Trust (FCCT)

            Adjustments in respect of the company's share of earnings in Antamina and FCCT arise due to various differences between US and Canadian GAAP. Prior to June 30, 2003, the company equity-accounted its interest in Antamina. The company began to proportionately consolidate its investment in Antamina on July 1, 2003. As a result, the company's share of US GAAP reconciling items for Antamina are separately included in the related adjustments beginning July 1, 2003.

      (d)   Unrealized Holding Gains (Losses) on Investments

            For US GAAP purposes, certain of the company's marketable securities are considered to be either available-for-sale securities or trading securities. Available-for-sale securities are carried at market value with unrealized gains or losses included in comprehensive income until realized or an other than temporary decline occurs. The company's trading securities are carried at market value with unrealized gains or losses included in net earnings.

      (e)   Deferred Start-Up Costs

            Under Canadian GAAP, certain mine start-up costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project. Under US GAAP, these costs are expensed as incurred.

      (f)   Comprehensive Income

            Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130 (SFAS 130) "Reporting Comprehensive Income". Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income (OCI). OCI includes amounts that are recorded as an element of shareholders' equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations. Comprehensive income and OCI are currently not a component of Canadian GAAP.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended Desember 31,2004, 2003 and 2002

--------------------------------------------------------------------------------

20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

      (g)   Derivative Instruments

            Effective January 1, 2004, the company adopted Accounting Guideline-13, "Hedging Relationships" for Canadian GAAP and designated substantially all derivative positions as hedges (Note
            18).

            For US GAAP purposes, the company adopted the provisions of FASB Statement No. 133 (SFAS 133), "Accounting for Derivative Instrument and Hedging Activities", effective January 1, 2001. SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. The accounting for changes in the fair value of derivatives depends on whether it has been designated and qualifies as part of a hedging relationship.

            For fair value hedges, the effective portion of the changes in fair value of the derivatives is offset by changes in the fair value of the hedged item. For cash flow hedges the effective portion of the changes in fair value are accumulated in OCI and released into income when the hedged item affects net earnings.

            Under US GAAP, the company's Inco exchangeable debenture includes an embedded derivative which must be separately recorded on the balance sheet at fair value. Changes in the fair value of the embedded derivative are included in net earnings.

            In 2004 and 2003, certain instruments entered into by the Elk Valley Coal Partnership were designated as cash flow hedges. For US GAAP purposes, the company did not designate any other derivatives as hedges under SFAS 133 in the periods presented.

      (h)   Asset Retirement Obligations

            For US GAAP purposes the company adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. The company adopted the provisions of CICA 3110, "Asset Retirement Obligations", for Canadian GAAP purposes effective January 1, 2004, and retroactively restated the Canadian GAAP results to account for this policy change.

            The Canadian and US standards for Asset Retirement Obligations are substantially the same; however due to the difference in adoption dates, different assumptions were used. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

      (i)   Stock-based Compensation

            For US GAAP purposes, the company adopted FASB Statement No. 123 (SFAS 123), "Accounting for Stock-based Compensation" and FASB Statement No. 148 (SFAS 148), "Accounting for Stock-based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123", effective January 1, 2004. SFAS 123 requires the use of the fair value method of accounting for stock-based compensation. The company utilized the provisions of SFAS 148 for retroactive statement of net income and earnings per share for all periods presented. These standards are consistent with the revised provisions of CICA 3870, adopted for Canadian GAAP effective January 1, 2004 (Note 3). As the company adopted with retroactive restatement of prior periods, there will no longer be a Canadian to US GAAP difference.

      (j)   Additional Minimum Pension Liability

            For US GAAP purposes, the company is required to recognize an additional minimum pension liability in the amount of the excess of the company's unfunded accrued benefit obligation over the fair value of the plan assets. An intangible asset is recorded equal to any unrecognized past service costs. Changes in the additional minimum pension liability and intangible asset are recorded in OCI.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended Desember 31,2004, 2003 and 2002

--------------------------------------------------------------------------------

20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

      (k)   Underground Development Amortization

            Under Canadian GAAP, the company retroactively adopted the block method of underground amortization, effective January 1, 2004, which resulted in a $4 million charge to opening retained earnings. US GAAP requires that such a change be accounted for as a cumulative adjustment through the current period income statement. Income under US GAAP has been reduced by $4 million after-tax during 2004 and no difference in ending shareholder's equity exists between US and Canadian GAAP.

      (l)   Capitalized Interest

            For US GAAP purposes, interest costs must be capitalized for all assets that are under development. For Canadian GAAP, interest is capitalized only on project specific debt.

      (m)   Variable Interest Entities

            For US GAAP purposes, the company adopted Interpretation No. 46 (FIN
            46R) "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" effective January 2004. FIN 46R establishes accounting guidance for consolidation of variable interest entities. Adoption of this statement for US GAAP purposes has not resulted in any effect to earnings or retained earnings. In Canada, Accounting Guideline 15 "Consolidation of Variable Interest Entities" will be adopted effective January 2005.

      (n)   Recent U.S. Accounting Pronouncements

            In November 2004, FASB issued Statement No. 151 (SFAS 151) Inventory Costs which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period charges and the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. This standard is effective for inventory costs incurred during years beginning on or after June 15, 2005 and is not expected to have a material impact on the company.

            In December 2004, FASB issued Statement 123R (SFAS 123R) "Accounting for Stock-based Compensation". As the company adopted SFAS 123R during 2004, there is no material impact on the company.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended Desember 31,2004, 2003 and 2002

--------------------------------------------------------------------------------

21.   SEGMENTED INFORMATION

      The company has six reportable segments: zinc smelters, zinc mines, copper, gold, coal, and corporate and other. The corporate segment includes the company's investment, exploration and development activities. Sales between segments, initially recorded at arm's length prices, are eliminated in the Inter-Segment column. Segments include operations based upon the principal product produced.

      ---------------------------------------------------------------------------------------------------------------------
                                                                             2004
                                      -------------------------------------------------------------------------------------
                                          Zinc       Zinc                                  Corporate      Inter-
      ($ in millions)                 Smelters      Mines     Copper      Gold      Coal   and Other      Segment    Total
      ---------------------------------------------------------------------------------------------------------------------
      Revenues                        $  1,006   $    643   $  1,100   $   142   $   645   $      17    $   (125) $  3,428
      Operating profit                     135        203        628        32       125           1          --     1,124
      Interest on long-term debt            --         --        (15)       --        --         (46)         --       (61)
      Depreciation and amortization        (47)       (68)      (107)      (22)      (31)         --          --      (275)

      Property, plant and equipment      1,002      1,040        813       250       368          15          --     3,488
      Total assets                       1,297      1,456      1,197       263       513       1,333          --     6,059

      Capital expenditures                  24         37         17        82        53           3          --       216


      ---------------------------------------------------------------------------------------------------------------------
                                                                             2003
                                      -------------------------------------------------------------------------------------
                                          Zinc       Zinc                                  Corporate      Inter-
      ($ in millions)                 Smelters      Mines     Copper      Gold      Coal    and Other    Segment     Total
      ---------------------------------------------------------------------------------------------------------------------

      Revenues                        $    800   $    430   $    394   $   143   $   547   $      13    $    (99) $  2,228
      Operating profit                      24         42         83        30        91           4          (4)      270
      Interest on long-term debt            --         --         (9)       --        --         (56)         --       (65)
      Depreciation and amortization        (46)       (66)       (65)      (19)      (27)         --          --      (223)
      Equity earnings                       --         --         10        --        --          --          --        10

      Property, plant and equipment      1,239      1,137        764       198       367          18          --     3,723
      Total assets                       1,561      1,496        944       212       476         686          --     5,375

      Capital expenditures                  39         52         22        23        19           3          --       158


      ---------------------------------------------------------------------------------------------------------------------
                                                                             2002
                                      -------------------------------------------------------------------------------------
                                          Zinc       Zinc                                  Corporate      Inter-
      ($ in millions)                 Smelters      Mines     Copper      Gold      Coal    and Other    Segment     Total
      ---------------------------------------------------------------------------------------------------------------------

      Revenues                        $    769   $    462   $    277   $   133   $   463   $      13    $    (75) $  2,042
      Operating profit                      19        (34)        32        20       112           4           2       155
      Interest on long-term debt            --         --         --        --        --         (60)         --       (60)
      Depreciation and amortization        (42)       (82)       (50)      (16)      (16)         --          --      (206)
      Equity earnings                       --         --         17        --        --          --          --        17

      Property, plant and equipment      1,299      1,248        583       198       159          14          --     3,501
      Total assets                       1,606      1,722        667       213       258         600          --     5,066

      Capital expenditures                  65         50         31        18        11           2          --       177

      Note:
      (1) Included in Corporate and Other are undeveloped mineral properties and investments.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended Desember 31,2004, 2003 and 2002

--------------------------------------------------------------------------------

21.   SEGMENTED INFORMATION, continued

      The geographic distribution of the company's property, plant and equipment and external sales revenue is as follows, with revenue attributed to regions based on the location of the customer:

      -----------------------------------------------------------------------------------------------------------
                                              Property, Plant & Equipment                     Revenues
      ($ in millions)                                2004          2003               2004        2003       2002
      -----------------------------------------------------------------------------------------------------------
      Canada                                     $  1,732   $     1,663          $     583   $     408    $   333
      United States                                 1,213         1,169                680         591        632
      Latin America                                   532           850                156          66         38
      Asia                                             11            41              1,321         795        666
      Europe                                           --            --                688         368        373

      -----------------------------------------------------------------------------------------------------------
                                                 $  3,488   $     3,723          $   3,428   $   2,228    $ 2,042
      ===========================================================================================================



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

This discussion and analysis of financial position and results of operations of Teck Cominco Limited is prepared as at February 16, 2005, and should be read in conjunction with the audited consolidated financial statements of Teck Cominco Limited and the notes thereto for the year ended December 31, 2004. In this discussion, unless the context otherwise dictates, a reference to Teck Cominco or the company refers to Teck Cominco Limited and its subsidiaries including Teck Cominco Metals Ltd. and a reference to Teck Cominco Metals or to Cominco refers to Teck Cominco Metals Ltd. and its subsidiaries. Additional information relating to the company, including the company's annual information form, is available on SEDAR at www.sedar.com.

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

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including changes with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

The company does not assume the obligation to revise or update these forward-looking statements after the date of this document, or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

      MD&A Contents
-------------------

14    Operations
23    Markets
26    Financials

OPERATIONS

Teck Cominco is a 38% owner (increasing to 40% by April 1, 2006) and the managing partner of the Elk Valley Coal Partnership, formed in 2003, which operates six metallurgical coal mines in Western Canada with annual coal production expected to increase to 28 million tonnes in 2005.

In base metal mining, Teck Cominco owns and operates the Red Dog zinc mine under an agreement with NANA Regional Corporation, an Alaskan native corporation, and has a 97.5 % partnership interest in the Highland Valley Copper mine in British Columbia and a 22.5% joint venture interest in the Antamina copper, zinc mine in Peru. It also completed construction of the Pend Oreille zinc mine in Washington State, with commercial production commenced in August 2004.

In gold, Teck Cominco holds a 50% joint venture interest in two mines in the Hemlo camp in Ontario and is developing the Pogo deposit in Alaska in a joint venture with the Sumitomo Group, with production start-up scheduled for the first quarter of 2006.

In refining, the company operates the wholly-owned Trail metallurgical complex in British Columbia, producing refined zinc, lead and a number of by-products.

The table below shows Teck Cominco's share of production of its principal products for the last five years, and planned production for 2005.


Five-Year Production Record and 2005 Plan (Company's share)
--------------------------------------------------------------------------------------------------
                                   Units                                                      2005
                                  (000's)      2000     2001     2002     2003      2004      PLAN
--------------------------------------------------------------------------------------------------
Smelter and Refineries
   Zinc (Note 1)                   tonnes       394      290      362      412       413       295
   Lead                            tonnes        91       55       81       88        84        95

Mine Operations (Note 2)
   Metallurgical coal (Note 3)     tonnes     4,926    6,671    6,889    8,662    10,644    12,000
   Zinc                            tonnes       763      731      714      665       619       670
   Lead                            tonnes       151      158      126      125       119       110
   Copper                          tonnes       176      150      202      176       248       275
   Molybdenum                      pounds     2,786    2,609    3,836    4,934    11,631     7,200
   Gold                            ounces       503      553      285      281       261       250

Notes:

(1) The reduction in refined zinc production in the 2005 plan reflects the sale of the Cajamarquilla zinc refinery in Peru at the end of 2004.

(2) Production and sales data for base metals refers to metals contained in concentrate.

(3) Coal production represents a 43.4% (41% in 2003) effective interest comprising Teck Cominco's 38% (35% from March 31, 2003 to March 31, 2004) direct interest in the Elk Valley Coal Partnership plus its 5.4% indirect interest (6% in 2003) through its investment in the Fording Canadian Coal Trust.

COAL

Elk Valley Coal Partnership (43.4%)

Elk Valley Coal operates six metallurgical coal mines. Five of the mines are in southeastern British Columbia, and one is in western Alberta. Elk Valley Coal is the second largest seaborne exporter of metallurgical coal in the world, with annual production capacity expected to reach 28 million tonnes in 2005.

The Elk Valley Coal Partnership was formed in March 2003, with Teck Cominco initially owning 35% and Fording Canadian Coal Trust 65%. Under the terms of the Partnership Agreement, Teck Cominco could increase its interest by up to 5% if the Partnership achieved certain specified synergies by March 31, 2007. Following the issue of the opinion of the independent expert engaged to assess the synergies of Elk Valley Coal for the coal year ended March 31, 2004, the company and Fording Canadian Coal Trust, which owns the balance of the partnership interest, reached agreement in July 2004 on the synergies realized and the resulting adjustments to partnership interests. Teck Cominco's 35% interest was increased by 3% effective April 1, 2004, and will be increased by an additional 1% on April 1, 2005 and on April 1, 2006, bringing Teck Cominco's total direct interest in Elk Valley Coal to 40%. Including the company's holding of 4.3 million units, or 8.8% interest in the Fording Canadian Coal Trust, the company's direct and indirect interest in Elk Valley Coal was 43.4% effective April 1, 2004.

The expectation of continued strong coal markets led to a decision in March to proceed with development of the Cheviot Creek pit which is located about 20 kilometres south of the Cardinal River coal plant. The capital cost of the project is estimated at $120 million. This entails building a 20 kilometre haul road, developing the Cheviot Creek pit, refurbishing the coal plant, upgrading and purchasing additional pit equipment. Clean coal production from Cheviot Creek began in October 2004 and the planned 2.8 million tonnes per year rate is expected to be achieved in the third quarter of 2005.

A number of environmental organizations have applied to the Federal Court challenging certain federal authorizations that the project has received and seeking a further environmental assessment of the project. The Federal Court is expected to hear the applications in June 2005. In addition, an individual appealed certain provincial approvals in connection with the project. The Environmental Appeal Board heard the appeal in mid-January 2005 and the parties are awaiting a decision.

Plant expansion commenced in the fourth quarter to expand the Fording River operation from an annual rate of 9.5 to 10.5 million tonnes. This will require new equipment and some de-bottlenecking in the coal plant. A new large electric cable shovel, which was purchased earlier in the year to replace smaller shovels, will ensure that excavator capacity is available for the increased production rate. The mine is expected to reach the higher production rate during the third quarter of 2005.

Production at the Elkview mine will be increased from the current 6.0 million tonne level to 7.0 million tonnes by 2007. The expansion is supported by two of the world's largest steel producers, Nippon Steel of Japan and POSCO of Korea. Both steel producers propose to gradually increase their individual coal purchases from Elk Valley Coal to an aggregate of 6.25 million tonnes per year under a ten-year sales contract. Further, Nippon and POSCO would each pay US$25 million to acquire a 2.5% equity interest in the Elkview mine. The proceeds will pay for the additional equipment required for the expansion.

Coal sales by Elk Valley Coal totalled 25 million tonnes in 2004. Teck Cominco's share of the operating profit totalled $125 million compared with $73 million from coal operations in 2003. The increase was due mainly to a higher realized coal price, partially offset by the weaker U.S. dollar and higher transportation costs, as well as the increased ownership interest in Elk Valley Coal commencing April 1, 2004.

Substantially all of the hard coking coal sales for the 2005 coal year beginning April 1, 2005 have been contracted at an average price of US$125 per tonne on an FOB west coast port equivalent basis. The expansions noted above should see Elk Valley Coal increase its annual production from the 2004 level of 25 million tonnes to 28 million tonnes in 2005 and ultimately to 30 million tonnes by 2007. The rail rates being charged by CP Rail for the coal being moved from the five B.C. mines to west coast ports are the subject of various legal proceedings. The parties are in discussions aimed at settling the dispute. Regardless of the outcome rail rates are expected to increase in 2005.

Coal Operations, B.C. and Alberta, Canada

-------------------------------------------------------------------------------
100%                                                   2002      2003      2004
-------------------------------------------------------------------------------
Coal production (000's tonnes)
   Elk Valley Coal (Note)                                --    18,406    24,889
   Elkview                                            5,547       824        --
   Bullmoose                                          2,203       479        --
Coal sales - company's effective share
   (000's tonne)                                      6,617     9,997    10,706
Operating expenses (Cdn$/tonne)
   Cost of products sold                                 27        28        26
   Transportation and other                              25        25        29
Capital expenditures* ($ millions)                       11        15        43
Company's share of operating profit ($ millions)        112        91       125

Note: Coal production from the Elk Valley Coal Partnership includes the company's 35% direct interest plus its 6% indirect interest through its investment in the Fording Canadian Coal Trust for 2003. On April 1, 2004, the direct interest was increased to 38% and the indirect interest decreased to 5.4% for a total of 43.4%.

      *Sustaining capital expenditures excluding production capacity expansion costs.

ZINC MINING

Red Dog (100%)

The Red Dog mine in northwest Alaska is the largest zinc mine in the world and is operated by Teck Cominco under an agreement with NANA Regional Corporation, Inc., an Alaskan Native corporation.

The mine produced 554,000 tonnes of zinc and 117,000 tonnes of lead in concentrates in 2004, slightly less than in 2003 because excessive process pipe scaling during the first quarter restricted throughput.

The mine continued to focus on improving operational efficiency. Recommendations from an energy audit were implemented in the year and electricity consumption was reduced by about 5% at the mine and 30% at the port. Concentrator process enhancements included the installation of a more advanced air dispersion system on zinc flotation columns, "expert system" control equipment on the grinding and flotation circuits and cameras to control flotation reagent additions. The Environmental Management System was certified compliant with the ISO 14001 standard.

Operating profit increased to $207 million from $42 million in 2003 primarily due to higher prices for zinc and lead, higher zinc sales volumes, as well as more favourable smelter base treatment charges.

Production in 2005 is estimated to be 578,000 tonnes of zinc and 105,000 tonnes of lead in concentrates. Site operating costs are expected to increase slightly due mainly to higher energy costs partially offset by energy reduction initiatives.

Capital expenditures planned for 2005 include $6 million for mobile equipment and $14 million on infrastructure.

Red Dog Mine, Alaska, U.S.A.
--------------------------------------------------------------------------
100%                                           2002        2003       2004
--------------------------------------------------------------------------
Tonnes mined (000's)                          7,257       6,450      6,345
Tonnes milled (000's)                         3,166       3,154      2,948
Zinc grade (%)                                 21.1        21.7       22.0
Lead grade (%)                                  5.4         6.2        6.0
Zinc recovery (%)                              85.1        84.6       85.6
Lead recovery (%)                              60.2        63.8       65.9
Zinc production (000's tonnes)                578.4       579.3      554.2
Lead production (000's tonnes)                107.9       124.9      117.0
Zinc sales (000's tonnes)                     586.3       566.5      661.2
Lead sales (000's tonnes)                     113.0       124.4      126.8
Capital expenditures ($ millions)                16           7         19
Operating profit (loss) ($ millions)            (36)         42        207

Pend Oreille (100%)

The Pend Oreille mine, located in northeastern Washington State, commenced production in 2004 and achieved commercial production in the third quarter. Production in 2005 is estimated to be 50,000 tonnes of zinc in concentrate and 8,000 tonnes of lead in concentrate, with operations at design rates. The concentrate will be hauled by truck to the Trail smelter, 80 kilometres away.

COPPER

Highland Valley Copper (97.5%)

Teck Cominco purchased an additional 33.6% interest in the Highland Valley Copper mine in the first quarter, increasing its interest from 63.9% to 97.5%. The mine, located southwest of Kamloops, British Columbia, is among the world's largest-tonnage copper mining and milling operations.

The mill achieved record throughput of 51 million tonnes in 2004 or 138,300 tonnes per day. Copper production totalled 375 million pounds despite a copper ore grade of 0.38% copper, the lowest ever since commencement of production. Higher grade molybdenum and modifications to the molybdenum separation circuit, which improved the recovery rate from 75% to over 90%, resulted in a record 10.7 million pounds of production in the year.

The mine achieved its best-ever annual safety record. The improvement in safety performance was reflected in a record low disability injury frequency of 0.5 and a severity of 4.6 for every 200,000 hours worked, compared with a 19 year average of 1.4 and 27.0 respectively.

A new three-year collective agreement, which expired on September 30, 2003, was concluded with the United Steel Workers of America in early 2004.

Highland Valley generated a record operating profit of $431 million, far exceeding the 2003 operating profit of $56 million. This was a result of significantly higher copper prices, record molybdenum production and exceptionally high molybdenum prices which averaged US$19 per pound.

Production in 2005 is projected to be 409 million pounds of copper, or 34 million pounds more than in 2004 because of a higher head grade. Molybdenum production is expected to decrease to 5.0 million pounds due to a lower head grade.

Capital expenditures for 2005 are planned at $22 million, including the purchase of five new 240-tonne haulage trucks and mine support and service equipment.

A new mine plan is being developed that would involve expanding the Valley pit to the east and salvaging ore from the west wall of the Lornex pit. These extensions are dependent on finding solutions to some challenging pit wall stability concerns. The price of copper will also be a factor. A final decision will be made before the end of 2006, and if it is positive, mine life would be extended by four years to 2013.

Highland Valley Copper Mine, B.C., Canada
--------------------------------------------------------------------------
100%                                           2002        2003       2004
--------------------------------------------------------------------------
Tonnes mined (000's)                         75,982      67,494     65,837
Tonnes milled (000's)                        49,868      49,030     50,623
Copper grade (%)                              0.410       0.393      0.384
Copper recovery (%)                            88.7        88.5       87.7
Copper production (000's tonnes)              181.3       170.4      170.3
Copper sales (000's tonnes)                   179.7       168.7      156.1
Molybdenum production (million lb)              5.4         7.3       10.7
Capital expenditures ($ millions)                 8           7          4
Company's share of operating profit
   ($ millions) (Note)                           35          56        431

Note: Operating profit represents the company's 63.9% share in the mine in 2002 and 2003. Commencing March 1, 2004, the company increased its interest to 97.5% and consolidated 100% of the mine's operating profit with a 2.5% minority interest.

Antamina (22.5%)

Located in the north central Peruvian Andes near Huaraz, the Antamina mine and the port facilities at Huarmey is a joint venture between Teck Cominco (22.5%), BHP Billiton (33.75%), Noranda (33.75%) and Mitsubishi (10%).

Increases in productivity were achieved as a result of a comprehensive employee training program, as the employees gained operating experience at a relatively new mine. The number of expatriates has declined from 66 to 28 and further reductions are expected.

Sediment removal from the pit was completed in early May, releasing large tonnages of copper-only ore with favourable milling characteristics which resulted in increased throughput and recovery rates. Mill throughput in 2004 averaged a record 85,000 tonnes per day, compared with 72,000 in 2003. The mine produced a record 798 million pounds of copper in concentrate as well as 419 million pounds of zinc in concentrate in 2004.

The company's share of operating profits of $184 million in 2004 increased significantly from the previous year due mainly to higher copper production and higher copper prices, partially offset by lower zinc production. Antamina's operating results were consolidated commencing July 2003 and equity-accounted prior to that date.

A program of infill drilling and analysis to facilitate better short and long-term mine planning and to enhance the accuracy of the current reserve model is progressing on schedule. The drilling program was completed in September and preliminary evaluation of the results supports previous resource estimates. The results of the drilling program will be incorporated into a new reserve model to be completed by mid 2005.

Production of copper and zinc in 2005 will be similar to 2004 levels while molybdenum production is expected to increase with higher grades and recoveries.

Sustaining capital expenditures in 2005 are estimated to be $65 million, including $20 million for the continuing construction of the tailings dam and $5 million for additional haulage trucks.

Antamina Mine, Ancash, Peru
--------------------------------------------------------------------------
100%                                           2002        2003       2004
--------------------------------------------------------------------------
Tonnes milled (000's)                        26,748      26,412     31,255
Copper grade (%)                               1.37        1.19       1.34
Zinc grade (%)                                 1.19        1.86       0.97
Copper recovery (%)                            88.1        80.9       87.3
Zinc recovery (%)                              82.7        78.9       73.8
Copper production (000's tonnes)              330.7       252.4      362.1
Zinc production (000's tonnes)                230.7       362.7      190.1
Molybdenum production (000's pounds)          1,631       1,165      7,905
Copper sales (000's tonnes)                   350.0       260.8      341.3
Zinc sales (000's tonnes)                     250.6       349.7      181.5
Capital expenditures ($ millions)                78          51         39
Company's share (22.5%) of operating
   profit ($ millions)                           --          26        184
Equity earnings (22.5%)                          17          10         --

GOLD

Hemlo Mines (50%)

Teck Cominco and Barrick Gold Corporation jointly own and operate the Williams and David Bell gold mines located in the Hemlo area of northern Ontario.

The Williams mill, which processes ore from the David Bell and Williams underground mines and the Williams open pit, achieved record throughput of 3,662,000 tonnes in 2004 or 10,005 tonnes per day. Gold production was lower than the previous year due to declining ore grades.

Production tonnage from the Williams underground mine increased by 5%, but the grade was substantially lower due to ground problems restricting access to high grade areas. The paste backfill system installed in 2003 has provided production flexibility and made it possible to mine the higher tonnage. A pushback in the pit, started in the second quarter, enabled ore production at a rate similar to that achieved in 2003, but at a lower grade.

Underground access to high grade stopes at the David Bell mine was also restricted due to ground problems. A change to the lower-cost Alimak mining method in certain areas of the mine and the installation of a paste backfill plant in late 2004 is expected to help improve productivity.

The unionized workers at the David Bell mine accepted a new three-year contract, effective October 31, 2004.

Operating profit of $32 million in 2004 was slightly higher than 2003 due to higher U.S. dollar gold prices, largely offset by the impact of a weaker U.S. dollar and lower gold production.

Hemlo gold production in 2005 is expected to be slightly below 2004 levels as high grade areas of the Williams underground mine continue to be depleted. Operating costs are expected to be similar to 2004, as rising energy and supply costs will be offset by workforce reductions made over the last year.

Hemlo Mines, Ontario, Canada
--------------------------------------------------------------------------
100%                                           2002        2003       2004
--------------------------------------------------------------------------
Tonnes milled (000's)                         3,458       3,576      3,662
Grade (grams/tonne)                             5.1         4.9        4.5
Mill recovery (%)                              94.7        95.0       94.0
Production (000's ozs)                          538         536        495
Cash operating cost per oz (US$)                222         239        266
Capital expenditures ($ millions)                20          28         27
Company's share (50%) of operating
    profit ($ millions)                          20          30         32

SMELTER AND REFINERIES

Trail Smelter and Refineries (100%)

Teck Cominco's metallurgical operations at Trail, B.C. constitute one of the world's largest lead and zinc smelting and refining complexes. The fully integrated process at Trail operations also produces a wide variety of specialty metals and chemicals.

A strong focus on operating performance and productivity resulted in several production records and generated significant returns in 2004. Refined zinc production was 296,000 tonnes, which represents the best-ever year of refined zinc production, exceeding the previous record of 288,000 tonnes set in 1999.

Refined lead production, at 84,300 tonnes, was impacted by a boiler explosion in the Kivcet furnace in February and a subsequent fire in the lead refinery. The furnace resumed operation in early March and since then has averaged throughput of 1,356 tonnes per day with an on-line time of 93.8%, setting record performance levels.

Other production milestones in 2004 include record production of silver, indium and germanium, and record treatment of residues from historic stockpiles.

A four-week shutdown for the Kivcet lead smelter is scheduled in March 2005 to allow for major maintenance and upgrades.

Operating profit from metals operations in 2004 improved by $100 million over the previous year, due mainly to higher zinc and lead prices and increased profitability from precious metals production and specialty metals operations.

Trail's four-year labour contracts with two local unions of United Steelworkers will expire on May 31, 2005.

Trail Smelter and Refineries, B.C., Canada
--------------------------------------------------------------------------
100%                                           2002        2003       2004
--------------------------------------------------------------------------
Zinc production (tonnes)                    269,000     283,100    296,000
Lead production (tonnes)                     80,700      87,800     84,300
Zinc sales (tonnes)                         275,300     288,400    295,500
Lead sales (tonnes)                          78,400      83,700     82,100
Silver production (000's ozs)                17,700      18,300     19,700
Indium production (kilograms)                30,600      36,100     41,800
Capital expenditures ($ millions)                65          40         24
Surplus power sold (gigawatt hrs)               683         769        957
Power price (Cdn$/megawatt hr)                   37          51         57
Operating profit (loss) ($ millions)
   Metal operations                              13         (2)         98
   Power sales                                    6          26         37

Trail Power (100%)

Teck Cominco owns the Waneta hydroelectric dam which was built in 1954, located ten kilometres south of Trail close to the border with the United States. The company also owns a 15-kilometre transmission line from Waneta to the United States power distribution system. The Waneta dam is one of several hydroelectric generating plants in the region. The operation of these plants is coordinated through contractual arrangements under which Teck Cominco receives approximately 2,690 GW.h of power per year, regardless of water flow available for power generation.

The year saw the continuation of a $41 million project to upgrade the remaining three of the four generating units at the Waneta dam, which will result in an increase in capacity from 400 MW to 475 MW. The upgrade for two of the three units was completed in 2003 and design of the third unit commenced in 2004. The current capacity of the Waneta dam is 450 MW. A three-year, $40 million modernization of the company's inter-connection to the provincial transmission grid was also completed in 2004. This project involved the replacement of two major switching stations with a single new one and the replacement and reduction of a number of transmission lines.

Operating profit of $37 million was significantly higher than the previous year as a result of higher power prices, as well as sales volumes which were 24% higher than 2003.

DEVELOPMENT PROJECT

Pogo Project (40%)

Teck Cominco holds a 40% interest in and is the manager of the Pogo gold project. Subsidiaries of Sumitomo Metal Mining (51%) and Sumitomo Corp. (9%) hold the remaining interests. The property is located in central Alaska, some 85 miles southeast of Fairbanks, and hosts a high grade gold deposit. Construction of a 2,500-tonne per day underground mine and mill is well advanced.

In mid-March 2004, the U.S. Environmental Protection Agency (EPA) issued the key remaining permit, the National Pollutant Discharge Elimination System permit, which regulates the discharge of water from the facility to the Goodpaster River. An Alaskan environmental group filed an appeal with the EPA and this necessitated the termination of construction activities. Negotiations with the environmental group and the EPA were undertaken over the following weeks and the appeal was subsequently withdrawn. The EPA then issued the permit on May 7, 2004 and construction resumed.

Construction activities were suspended for nine days in late June because of a major forest fire. A 49 mile all-season access road was completed in September and by year end the mill building was enclosed. This will allow construction work to continue indoors during the harsh winter months. The underground mine contractor started mobilization in December and is scheduled to complete about 12,000 feet of development work and installation of the underground ore conveyor by the end of August in 2005. First gold production is expected in the first quarter of 2006, and the mine should be operating at full capacity by the end of the second quarter 2006, after a ramp-up period.

Construction cost, including escalation, owner's contingency and the effect of construction delays, was originally estimated to be $298 million. It is now estimated to be approximately $320 million, due to higher than expected fuel and steel prices and equipment and field costs.

MARKETS

Commodities in General

Improvement in demand and prices of all Teck Cominco products continued in 2004. Realized prices of US$1.35 a pound for copper, US$19 a pound for molybdenum and US$406 an ounce for gold were particularly strong, as were those for indium and germanium from our Trail refinery, at US$625 and US$322 per kilogram respectively. Zinc improved to US$0.48 a pound, and contracts for coal for the coming year are at record prices.

As noted in last year's annual report, China has become a major factor in demand for mineral commodities. Its consumption of copper has tripled and zinc has quadrupled over the last ten years to 20% and 23% of global demand. Its growing production of steel resulted in it becoming a significant importer of metallurgical coal for the first time in 2004.

As the charts for copper and zinc illustrate, there was an increasing rate of growth in global demand over the last ten years. With the intensity of use, or consumption per capita, in both China and India still well below that of the rest of the industrialized world, and with their large populations, there is reason for optimism that the recent increase in global demand growth will be sustainable.

GLOBAL DEMAND FOR ZINC

[BAR CHART OMITTED]

Source: International Lead-Zinc Study Group

NEED LEGENDS

GLOBAL DEMAND FOR COPPER

[BAR CHART OMITTED]

Source: International Copper Study Group

NEED LEGENDS

Zinc

Global zinc consumption grew by 6% in 2004. China and the United States both increased by 11% over the previous year, Asia by 7% and Europe by only 1%.

Inventories of zinc on the London Metal Exchange (LME) fell by 111,000 tonnes or 15% during the year, despite deliveries of 263,000 tonnes of previously-unreported stocks to the Exchange. Total refined inventories (LME, Producer, Consumer and Merchant) fell to seven weeks of Western world consumption at year end.

The LME price of zinc averaged US$0.48 a pound in 2004, increasing over the year to US$0.53 a pound at year end.

China in 2004 has for the first time become a net importer of zinc as a result of strong domestic consumption. The outlook for zinc price remains positive, with world metal demand expected to continue to exceed supply.

Copper

Global copper consumption grew by 5.7% in 2004, with that in the United States increasing by 7% after three years of decline. Asian consumption increased by 6.8%, China by an estimated 5% and Western Europe fell 1%.

Inventories of copper in the LME, COMEX and Shanghai warehouses fell by 684,000 tonnes in 2004, and stocks are now below what is considered to be a critical level throughout the world.

The LME price of copper averaged US$1.30 a pound in 2004, increasing over the year to US$1.45 a pound at year end.

The higher price has allowed the restart of much of the mine production that was closed or cut back in prior years due to poor economics, and this added close to one million tonnes to supply in 2004. The bottleneck in supply is now insufficient smelter capacity which, combined with low inventories, is expected to support copper prices in the near term.

Coal

Hard coking coal markets remained very tight through 2004 due to the ongoing increased demand from the global steel industry. Contributing to a constrained supply situation were Australian production problems and Elk Valley Coal's weather-related shipping delays in the first quarter.

Over the past few years, China has reversed its position from a net exporter of hard coking coal to a net importer, while at the same time China's exports of coke to the steel industry have been subject to fluctuation. The global steel industry has responded by planning significant additions to future domestic coke production capacity to replace Chinese coke imports. This should increase global seaborne demand for hard coking coal from producers such as Elk Valley Coal.

Price negotiations for the 2005 coal year (April 1, 2005 - March 31, 2006), concluded at the end of 2004, reflected the tight market conditions. Substantially all of Elk Valley Coal's hard coking coal settlements were concluded at US$125/tonne FOB Roberts Bank terminal for the 2005 coal year. After accounting for other lower quality product sales such as thermal and PCI coal, and as some contracts are based on time periods other than the coal year, the weighted average coal price for the 2005 coal year is expected to be approximately US$122/tonne, up about 130% from 2004 coal year prices.

During the year, the trend strengthened towards steel producers signing long-term contracts and/or purchasing equity interests in coal producers in order to secure additional supplies to meet their future needs, for example Elk Valley Coal's proposed sale of a 5% equity interest in the Elkview mine to Nippon Steel and POSCO for US$50 million and new 10-year contracts.

The higher coal prices are serving to attract new supply to the market, with major producers announcing plans for capacity increases. However, it is uncertain when the metallurgical coal markets can be brought back into balance.

Gold

London spot gold averaged US$409 an ounce in 2004, up from US$363 in 2003, and was US$440 an ounce at year end.

The main factors in the increase were the continuing weakening of the U.S. dollar and producer de-hedging, which is estimated to have risen by 50% in 2004 to over 400 tonnes. Mine production is estimated to have fallen by 4% or 110 tonnes, its largest decline since the 1940's.

Jewellery fabrication rose by 4% in 2004, with the largest increases in India, Turkey and China, and demand from the electronics industry was up by 8%.

Investment in gold rose by 33% to 245 tonnes, driven in part by the Exchange Traded Funds (ETF's) in the United States and elsewhere.

OTHER PRODUCTS

Teck Cominco's Trail refinery is the world's largest producer of indium, with sales of 41 tonnes in 2004. The price of indium, used in flat panel displays, increased by 270% to an average of US$625 per kilogram during the year.

The Trail refinery is also the world's largest producer of germanium, used in fibre optics, polethylene terepthalate (PET) catalysts and infrared applications. The germanium price increased by 21% to an average of US$322 per kilogram in 2004.

ZINC PRICE AND INVENTORY (LME)

[LINE CHART OMITTED]

COPPER PRICE AND INVENTORY (LME)

[LINE CHART OMITTED]

GOLD AVERAGE PRICE (LONDON P.M. FIX)

[LINE CHART OMITTED]

FINANCIAL REVIEW

Net earnings for the year ended December 31, 2004 were $617 million, or $3.18 per share, compared with restated net earnings of $134 million or $0.71 per share in 2003, and restated net earnings of $13 million or $0.06 per share in 2002.

Net earnings in 2004 included a $52 million after-tax loss from the writedown of the investment in Sons of Gwalia, while net earnings in 2003 included an after-tax gain of $41 million on the sale of the Los Filos gold property.

The significantly higher earnings in 2004 were due mainly to high commodity prices, with prices of copper, zinc, lead, molybdenum, gold and coal all surpassing the averages of the preceding two years. Partially offsetting the effect of higher metal prices was a weaker U.S. dollar. The company's realized Canadian/U.S. dollar exchange rate including hedging gains was 1.32, compared with 1.45 in 2003 and 1.57 in 2002.

In addition to higher commodity prices in 2004, increased production of coal and copper also contributed to the record earnings. The formation of the Elk Valley Coal Partnership in early 2003 raised the company's direct share of coal production from 6.9 million tonnes in 2002 to 7.6 million tonnes in 2003 and 9.3 million tonnes in 2004. Total copper production also increased as a result of the company acquiring an additional 34% interest in Highland Valley Copper in the first quarter, and the increased copper production from the company's 22.5% interest in Antamina compared with the previous two years.

Cash flow from operations, before changes to non-cash working capital items, was $1.1 billion compared with $314 million in 2003 and $185 million in 2002. The increase in cash flow from operations in the last two years was due mainly to rising commodity prices, partially offset by the effects of a weaker U.S. dollar. The most significant increases came from copper and zinc operations, with price increases for copper and zinc as well as by-products.

At December 31, the company had a cash balance of $907 million against debt of $665 million. At the beginning of the year, the amount of debt net of cash was $1.01 billion or 29% of net debt plus equity.

--------------------------------------------------------------------------
FINANCIAL DATA
($ millions, except per share data)            2004        2003       2002
--------------------------------------------------------------------------
Earnings and Cash Flow
   Net earnings                             $   617     $   134     $   13
   Cash flow from operations                $ 1,143     $   314     $  185
   Earnings per share                       $  3.18     $  0.71     $ 0.06
   Diluted earnings per share               $  2.99     $  0.68     $ 0.06
   Dividends per share                      $  0.30     $  0.20     $ 0.20
   Capital expenditures                     $   216     $   158     $  177
   Investments                              $   132     $   297     $   18
Balance Sheet
   Total assets                             $ 6,059     $ 5,375     $5,066
   Long-term debt                           $   627     $ 1,045     $  933
   Shareholders' equity                     $ 3,221     $ 2,427     $2,454
   Net debt to net debt plus equity             N/A          29%        26%
   Shares outstanding (millions)              201.4       186.5      184.5

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for each operation on production and sales as well as revenues and operating profits are presented in the tables on pages 28 and 29. Realized commodity prices and Canadian/U.S. dollar exchange rates are presented in the table on this page.

Revenues from operations were $3.4 billion compared with $2.2 billion in 2003 and $2.0 billion in 2002. Major revenue increases in 2004 over 2003 included approximately $700 million from copper and molybdenum sales, $400 million from zinc mining and refinery operations, and $100 million from coal operations. The significant increase in revenues in 2004 was due mainly to higher commodity prices. Other reasons for the increase were higher coal sales volumes, the purchase of an additional 34% interest in Highland Valley Copper in the first quarter of 2004 and the change-over from equity accounting to consolidation of Antamina results on July 1, 2003.

The revenue increase of $186 million in 2003 over 2002 was due mainly to increased revenues from copper and coal operations resulting from higher copper prices and coal sales volumes.

--------------------------------------------------------------------------
REALIZED METAL PRICES AND EXCHANGE RATE
(after the effect of hedging)                  2004        2003       2002
--------------------------------------------------------------------------
Zinc (US$/pound)                               0.48        0.38       0.35
Copper (US$/pound)                             1.35        0.85       0.71
Lead (US$/pound)                               0.40        0.26       0.20
Molybdenum (US$/pound)                           19           5          4
Gold (US$/ounce)                                406         359        314
Coal (US$/tonne)                                 52          45         44
Canadian/U.S. exchange rate
  (US$1 = Cdn$)                                1.32        1.45       1.57
--------------------------------------------------------------------------

PRODUCTION AND SALES STATISTICS

                                                                  Production                                Sales
Years ended December 31                                2004            2003          2002        2004       2003        2002
----------------------------------------------------------------------------------------------------------------------------
REFINED METALS

Zinc                   Trail                            296             283           269         296        288         275
(thousand tonnes)      Cajamarquilla (Note 5)           117             129            93         117        131          98
----------------------------------------------------------------------------------------------------------------------------
                                                        413             412           362         413        419         373

Lead                   Trail                             84              88            81          82         84          78
(thousand tonnes)

Surplus Power (GW.h)   Trail                             --              --            --         957        769         683

MINE OPERATIONS

Zinc                   Red Dog                          554             579           578         661        567         586
(thousand tonnes)      Antamina                          43              82            52          41         79          56
                       Pend Oreille                      17              --            --          17         --          --
                       Other                              5               4            84           5         36         111
----------------------------------------------------------------------------------------------------------------------------
                                                        619             665           714         724        682         753

Copper                 Highland Valley (Note 3)         158             109           116         140        108         115
(thousand tonnes)      Antamina                          82              57            75          77         59          79
                       Louvicourt                         8              10            11           8         10          11
----------------------------------------------------------------------------------------------------------------------------
                                                        248             176           202         225        177         205

Lead                   Red Dog                          117             125           108         127        124         113
(thousand tonnes)      Pend Oreille                       2              --            --           3         --          --
                       Polaris                           --              --            18          --          7          28
----------------------------------------------------------------------------------------------------------------------------
                                                        119             125           126         130        131         141

Molybdenum             Highland Valley                9,853           4,672         3,469      10,130      4,481       3,316
(thousand pounds)      Antamina                       1,778             262           367         903        361         296
----------------------------------------------------------------------------------------------------------------------------
                                                     11,631           4,934         3,836      11,033      4,842       3,612

Gold                   Hemlo                            247             268           269         246        268         269
(thousand ounces)      Other                             14              13            16          13         13          16
----------------------------------------------------------------------------------------------------------------------------
                                                        261             281           285         259        281         285

Coal                   Elk Valley Coal                9,277           6,442            --       9,333      7,254          --
(thousand tonnes)      Elkview and Bullmoose             --           1,116         6,889          --      1,500       6,617
----------------------------------------------------------------------------------------------------------------------------
                                                      9,277           7,558         6,889       9,333      8,754       6,617

Notes:

(1)   The above production and sales volumes refer to the company's share.

(2) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership commencing March 1, 2003 and 38% commencing April 1, 2004. Elkview's results in 2003 represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.

(3) The company owns 97.5% of Highland Valley Copper since March 1, 2004 and 63.9% prior to that date.

(4) Production and sales volumes of base metal mines refer to metals contained in concentrate.

(5)   Cajamarquilla zinc refinery was sold in December 2004.

REVENUE AND OPERATING PROFIT AFTER DEPRECIATION

                                                                                                        Depreciation
                                         Operating Profit                     Revenue                 and Amortization
($ in millions)                         2004     2003     2002         2004      2003      2002     2004    2003    2002
-------------------------------------------------------------------------------------------------------------------------
Zinc
   Trail (including power sales)     $   135    $  24    $  19      $ 1,006   $   800    $  769     $ 47    $ 46    $ 42
   Red Dog                               207       42      (36)         626       408       382       63      65      71
   Pend Oreille                           (4)      --       --           17        --        --        5      --      --
   Polaris                                --       --        2           --        22        80       --       1      11
   Inter-segment sales and other           1       --        6         (108)      (86)      (62)      --      --      --
------------------------------------------------------------------------------------------------------------------------
                                         339       66       (9)       1,541     1,144     1,169      115     112     124

Copper
   Highland Valley Copper                431       56       35          748       270       251       57      35      37
   Antamina                              184       26       --          318       100        --       41      20      --
   Louvicourt                             13        1       (3)          34        24        26        9      10      13
------------------------------------------------------------------------------------------------------------------------
                                         628       83       32        1,100       394       277      107      65      50

Gold
   Hemlo                                  32       30       20          142       143       133       22      19      16

Coal
   Elk Valley Coal                       125       73       --          645       450        --       31      25      --
   Elkview                                --       14       88           --        65       387       --       2      16
   Bullmoose                              --        4       24           --        32        76       --      --      --
------------------------------------------------------------------------------------------------------------------------
                                         125       91      112          645       547       463       31      27      16

------------------------------------------------------------------------------------------------------------------------
TOTAL                                $ 1,124    $ 270    $ 155      $ 3,428   $ 2,228    $2,042     $275    $223    $206
------------------------------------------------------------------------------------------------------------------------

Notes:

(1) Operating profit and revenue are segregated by operations. Results of operations at Red Dog include by-product sales of lead. Similarly, results of operations at Antamina include by-products of zinc and molybdenum, and those at Highland Valley Copper include by-product molybdenum. Results of operations at Trail include by-products indium, germanium, gold, silver, fertilizers and surplus power sales.

(2) Antamina results were proportionately consolidated commencing July 1, 2003 and equity accounted prior to that date..

(3) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership commencing March 1, 2003 and 38% commencing April 1, 2004. Elkview's results represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.

(4) Highland Valley Copper results were consolidated commencing March 1, 2004, with minority interests of 2.5% interest. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.

(5) Depreciation and amortization are deducted in calculating operating profit.

(6) Prior year numbers have been restated due to the adoption of new accounting standards.

COSTS AND EXPENSES

General, administration and marketing expense was $68 million in 2004 compared with $55 million in 2003 and $56 million in 2002. Major increases over 2003 were stock-based compensation expense, recognized under the newly-adopted accounting standard, and bonus expenses.

Interest expense of $61 million in 2004 was $4 million lower than the previous year due mainly to decreasing debt balances in the year and the translation of U.S.dollar interest expense at more favourable U.S. dollar exchange rates. The interest expense of $65 million in 2003 was higher than $60 million in 2002 due mainly to debt increases in the year, with the consolidation of $360 million of the Antamina project debt on July 1, 2003 and the $250 million debt increase upon the formation of Elk Valley Coal in the first quarter. The increased interest expense from higher debt balances was largely offset by the effect of lower interest rates, a more favourable U.S. dollar exchange rate, and gains from interest rate swaps.

Exploration expense was $42 million in 2004, compared with $30 million in 2003 and $34 million in 2002. The higher exploration expense is a reflection of the company's increased commitment to exploration. Some of the exploration successes have resulted in major gains on disposition of mineral properties, such as the gain on sale of the Los Filos gold property in 2003. Exploration expenditures in 2004 included $26 million or 62% of total expenditures on gold and copper projects, $3 million on zinc, $8 million on nickel and poly-metallic projects and $5 million on diamond projects. Of the total expenditures of $42 million, approximately 24% was spent in Canada and 16% in Mexico, with the remaining expenditures incurred mostly in Peru, Chile, Australia and the United States.

Other income of $24 million included income from the Fording Canadian Coal Trust of $13 million, gain on sale of investments of $25 million and a number of miscellaneous income items, offset by $26 million of asset retirement obligations on closed properties and miscellaneous expenses.

Income taxes of $305 million represents a 34% composite tax rate for the company's income from various jurisdictions. This composite tax rate is significantly lower than the Canadian statutory tax rate of 42% due to the lower tax rates applied on income earned in foreign jurisdictions. The composite tax rate increased from 30% in 2003 to 34% in 2004 because a significantly larger proportion of the company's income in 2004 was earned in Canada.

OPERATION PROFIT BEFORE DEPRECIATION

[BAR CHART OMITTED]

       376       594        361       493       1,399
      2000      2001       2002      2003        2004

OPERATION PROFIT AFTER DEPRECIATION

[BAR CHART OMITTED]

       234       364        155       270       1,124
      2000      2001       2002      2003        2004

LONG TERM DEBT & TOTAL CAPITALIZATION

[BAR CHART OMITTED]

LONG-TERM DEBT

       875     1,005        933     1,045         627
      2000      2001       2002      2003        2004

TOTAL CAPITALIZATION

     4,526     4,558      4,498     4,735       5,351
      2000      2001       2002      2003        2004

FINANCIAL POSITION AND LIQUIDITY

Operating Cash Flow

Cash flow from operations before changes to non-cash working capital items was $1.1 billion for 2004 compared with $314 million a year ago, mainly as a result of higher prices for the company's main products. Other reasons for the significantly higher operating cash flow were the acquisition of an additional interest in Highland Valley Copper, higher coal sales volumes and the consolidation of Antamina's results for a full year in 2004 compared with the last six months in 2003. The operating cash flow of $314 million in 2003 was higher than the $185 million in 2002 due mainly to rising copper and zinc prices in the fourth quarter of 2003, and the consolidation of the Antamina results commencing in the last six months of 2003.

Investing Activities

Capital expenditures in 2004 amounted to $216 million, with $124 million of sustaining capital expenditures and $92 million of development expenditures. The company's share of development expenditures was $67 million on the Pogo gold project and $25 million on the Cheviot Creek coal project. Total capital expenditures in 2003 were $158 million including $45 million on the Pend Oreille zinc project.

The major investment in 2004 was the acquisition of an additional interest in Highland Valley Copper for $80 million, and in 2003 was the investment in Elk Valley Coal Partnership for $275 million.

Major dispositions were the sale of the Cajamarquilla zinc refinery in 2004 for net proceeds of $156 million, after repayment of debt of $56 million, and the sale of the Los Filos gold project in 2003 for net proceeds of $49 million.

Financing Activities

The company did not draw on any debt facilities in 2004. In 2003, the company drew $250 million on its revolving credit facilities in February to pay for the Elk Valley Coal Partnership transaction.

In 2004, repayment of long-term debt amounted to $124 million, including minimum and accelerated repayments of $60 million on the Antamina project debt. The 2003 long-term debt repayments of $259 million included reductions in the company's revolving bank debt and the Antamina and Cajamarquilla project debts.

In 2004, the company issued 7.6 million Class B Subordinate Voting Shares for $126 million, including $90 million on the exercise of 5.0 million share purchase warrants and $36 million on the exercise of employees and directors stock options.

Following a notice of redemption in September 2004, the company issued 7.3 million Class B Subordinate Voting Shares on the conversion of a stated amount at maturity of US$156 million of the convertible debentures due 2006. The redemption and share issue, a non-cash transaction, was not included on the cash flow statement.

Dividends of $60 million paid in 2004 increased from $37 million in 2003 mainly as a result of the company increasing the semi-annual dividend from $0.10 per share to $0.20 per share commencing with the December 2004 payment.

Cash Resources and Liquidity

At December 31, 2004, the company had a cash balance of $907 million against debt of $665 million. This was a significant improvement over the net debt position of $1.01 billion at December 31, 2003.

At December 31, 2004, the company had bank credit facilities aggregating $768 million, 89% of which mature in 2007 and beyond. Unused credit lines under these facilities amounted to $655 million, after issuing letters of credit for $113 million.

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share information)
-----------------------------------------------------------------
                                             2004
-----------------------------------------------------------------
                                 Q4        Q3        Q2        Q1

Revenues                     $1,051    $  925    $  777    $  675
Operating profit                392       332       221       179
Net earnings                    285       120       116        96
Earnings per share             1.42      0.62      0.60      0.51
Cash flow from
  continuing operations         400       326       235       182

-----------------------------------------------------------------
                                            2003
-----------------------------------------------------------------
                                 Q4        Q3        Q2        Q1

Revenues                     $  716    $  545    $  460    $  507
Operating profit                132        62        33        43
Net earnings                    104        16         9         5
Earnings per share             0.56      0.08      0.04      0.03
Cash flow from
-----------------------------------------------------------------
  continuing operations         139        79        52        44

In the fourth quarter of 2004, revenues from operations were $1.05 billion compared with $716 million in the same period a year ago. Major increases over 2003 were due to higher copper, zinc, coal and molybdenum prices. The additional 34% interest in Highland Valley Copper contributed revenues of $75 million in the fourth quarter.

Net earnings in the fourth quarter of 2004 were $285 million or $1.42 per share compared with net earnings of $104 million or $0.56 per share (as restated) in the fourth quarter of 2003.

The higher earnings in the fourth quarter of 2004 were principally the result of higher prices for the company's products. The average LME prices for copper, zinc and lead were US$1.40, US$0.51, and US$0.43 per pound respectively in the quarter, up 50%, 19%, and 59% from the same period a year earlier. A weaker U.S. dollar partially offset the effect of the higher commodity prices. The company's realized Canadian/U.S. dollar exchange rate including hedging gains was 1.25 in the fourth quarter, compared with 1.39 in the fourth quarter of 2003.

Fourth quarter earnings of 2004 included gains on disposition of assets of $36 million. Net earnings in the fourth quarter of 2003 included an after-tax gain of $41 million on the sale of the Los Filos gold property.

Cash flow from operations, before changes to non-cash working capital items, was $400 million in the fourth quarter of 2004 compared with $139 million in the fourth quarter of 2003, due mainly to increased operating profits resulting from higher prices for the company's products. In addition to stronger commodity prices, other factors contributing to the higher cash flow included the acquisition of an additional 34% interest in Highland Valley Copper in the first quarter of 2004, increased molybdenum production and the consolidation of Antamina for a full year in 2004 compared with equity-accounting for the first six months' results of Antamina in 2003.

OUTLOOK

Earnings and Cash Flow

The company's share of estimated 2005 production volumes for its major products and some information on production outlook have been disclosed in the Operations section.

Refined zinc production, with the sale of Cajamarquilla in December 2004, will decrease to approximately 295,000 tonnes compared with 413,000 tonnes in 2004.

Coal production in 2005 is expected to increase by 17% over 2004 as a result of the development of the Cheviot Creek pit and the capacity expansion at the Fording River mine. Zinc production is expected to increase at the Pend Oreille mine as the mine has made significant progress to reach design production capacity. Copper production is expected to increase by 10% in 2005, with planned production increases at both the Highland Valley Copper and Antamina mines due to higher copper ore grades. Molybdenum production is expected to decrease at the Highland Valley Copper mine to approximately 5 million pounds in 2005 due to lower molybdenum ore grades. Gold production is expected to be similar to 2004 at around 250,000 ounces.

Metal prices, the main reason for the record earnings of the company in 2004, have remained strong but volatile after the year end due to a number of factors, including strong demand, uncertainty over the U.S. dollar and concern over the world economy. Fluctuations in metal prices will affect the company's earnings, and may result in significant settlement adjustments on outstanding settlements receivable.

Substantially all of Elk Valley Coal Partnership's hard coking coal sales for the 2005 coal year beginning April 1, 2005 have been contracted at an average price of US$125 per tonne. Some of the 2005 calendar year sales will include coal priced at the 2004 coal year prices. As a result of this and other factors, the weighted average price of 2005 calendar year sales are expected to be approximately US$100 per tonne, nearly double the weighted average price of US$52 per tonne in calendar 2004.

Market conditions for the company's main products are discussed in the Markets section.

The Canadian dollar's recent strength against the U.S. dollar will have a negative impact on the company's earnings because the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based. Metal prices, however, have increased to reflect a weaker U.S. dollar as well as responding to tight market conditions.

To mitigate the impact of fluctuations in metal prices and the Canadian/U.S. dollar exchange rate, the company has made certain forward sales commitments. The outstanding hedge positions are presented in the notes to the financial statements.

While the company benefits from rising commodity prices, the company's operations are facing the impact of rising costs. The prices of fuel, steel, equipment, materials and supplies have been increasing in the last two years. The company will continue to focus on managing its operating costs and to achieve operating efficiencies to mitigate the impact of rising prices on operating costs.

Treatment charges for zinc concentrates are expected to continue to decline in 2005 due to an extremely tight market. While this will negatively impact Trail's operating income, it will result in overall benefit to the company as the company is a net miner of zinc with significant production from Red Dog and Antamina. On the other hand, higher copper prices have resulted in rising mine production with treatment charges increasing to historical levels.

The company's capital expenditures in 2005 are estimated to be $280 million, with $170 million of sustaining capital expenditures and $110 million of development expenditures. The majority of the development expenditures is for the company's share of the Pogo gold project.

-------------------------------------------------------------------------------
EARNINGS SENSITIVITY
(Based on planned 2005 production and after the effect of hedging)
-------------------------------------------------------------------------------
                                                            Estimated Impact on
                                      Change                 After-tax Earnings
-------------------------------------------------------------------------------
                                                                (Cdn$ millions)

ZINC                                  US$0.01/lb                          $ 11

LEAD                                  US$0.01/lb                          $  3

COPPER                                US$0.01/lb                          $  5

GOLD                                  US$10/oz                            $  2

COAL                                  US$1/tonne                          $  6

POWER                                 US$10/MW.h                          $  7

CDN$/US$                              CDN$0.01                            $ 12
-------------------------------------------------------------------------------

CONTINGENCIES

Legal Proceedings

On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Colville Confederated Tribes supported by the State of Washington. TCML has petitioned for appeal of the decision to the 9th Circuit Court of Appeal.

The Colville suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada.

The Government of Canada and the Government of U.S.A. are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

Competition Investigation

Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued by the Federal Court of Canada pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the United States and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company has been advised by the United States Department of Justice that it intends to close its investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that HVC or the company will not face prosecution or liability under the Act otherwise in relation to the investigation. The company can also offer no guidance or assurance as to the course of the ongoing investigation or when the ongoing investigation will be completed. The company is co-operating in the continuing investigation.

Tax Recovery

The company has previously appealed the assessment of mining taxes by the Province of Ontario on gold hedging gains at the Williams mine. In a similar case, the Supreme Court of Ontario has recently ruled that hedging gains are exempt from Ontario mining taxes. The Province of Ontario has sought leave to appeal this ruling to the Supreme Court of Canada. The company is currently assessing the effect of this court ruling and has not recorded any recovery of the disputed amounts pending a possible appeal and the results of discussions with the Province of Ontario. The amount of mining taxes and interest which may be recovered is approximately $16 million.

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

The company reviews and evaluates property, plant and equipment for impairment on an ongoing basis. The expected undiscounted future cash flows from an asset are estimated in a ceiling test. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset given management's best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the model is developed. These models are updated from time to time and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties. In management's view, based on assumptions which management believes to be reasonable, a reduction in the carrying value of property, plant and equipment is not required at December 31, 2004. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

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

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws, or public statements by management which result in an obligation. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual results could differ from these estimates.

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

CHANGES IN ACCOUNTING POLICIES

Asset Retirement Obligations

Effective January 1, 2004 the company adopted a new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations are recognized at discounted value for the costs associated with exit activities and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value at its initial discounted value and is amortized over the asset's useful life. This change in accounting policy has been adopted retroactively and has resulted in an increase in long-term liability of $210 million, an increase to property, plant and equipment of $113 million, a reduction of future income tax liabilities of $23 million and a decrease to opening retained earnings of $74 million. The change also resulted in a reduction of $12 million to previously reported 2003 net earnings.

Stock-Based Compensation

The company has adopted the fair value method of accounting for stock-based compensation. This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock-based awards granted to directors and employees in the year.

This change in accounting policy was adopted retroactively and resulted in a restatement and reduction of 2003 net earnings by $3 million pertaining to the stock options granted in the first quarter of 2003. The stock-based compensation expense with respect to stock options and deferred and restricted share units granted in 2004 amounts to $7 million.

Hedge Accounting

On January 1, 2004 the company adopted the recommendations of Accounting Guideline 13 on documentation and hedge effectiveness testing standards which must be met to apply hedge accounting to derivative instruments. The company continues to be eligible for hedge accounting treatment for its U.S. dollar forward sales, certain of its forward sale and purchase contracts for its products, foreign exchange gains and losses on U.S. dollar borrowings and the Inco exchangeable debenture. Contracts which do not qualify for hedge accounting treatment are marked to market. No adjustment was required to retained earnings as a result of the adoption of this standard.

Underground Amortization

Effective January 1, 2004 the company adopted the block model method of underground amortization. Under this method underground development costs related to the development of particular sections of a mine are amortized over the reserves of that section. Previously the company did not differentiate between sections, with costs going into a common pool and amortized over the reserves of the mine. This resulted in an escalating amortization charge over the life of the mine. The application of the new method, which is considered to be the preferred practice, has resulted in a $4 million charge to opening retained earnings and will decrease future amortization charges at the Hemlo mines by $1 million per year.

Depreciation in Inventory

A new standard on Generally Accepted Accounting Principles (GAAP) defines what constitutes Canadian GAAP and establishes a relative hierarchy for sources of GAAP. The CICA Handbook is confirmed as the primary source of Canadian GAAP while secondary sources include International Accounting Standards and US GAAP. Industry practice is no longer considered a valid source of GAAP. As a result, the company has amended its inventory valuation policy to include depreciation and amortization charges in the cost of inventory. Previously amortization and depreciation were charged directly to earnings based on sales volumes. The new policy does not affect reported earnings in any year but does affect reported inventory and property, plant and equipment values. As a result, the company has increased the reported value of inventory by $9 million at January 1, 2004 and reduced fixed assets by the same amount.

Variable Interest Entities

Effective January 1, 2005, the company will adopt the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline is not expected to result in any material impact to earnings or retained earnings.

CONTRACTUAL AND OTHER OBLIGATIONS

The company's contractual and other obligations as at December 31, 2004 are summarized as follows:

----------------------------------------------------------------------------------------------------------------
                                                                Less than                              More than
($ in millions)                                        Total       1 Year    2-3 Years    4-5 Years      5 Years
----------------------------------------------------------------------------------------------------------------
Long-term debt                                         $ 665        $  38        $ 257         $ 76        $ 294
Operating leases                                          63           19           25           18            1
Road and port lease at Red Dog (Note 1)                  756           21           42           42          651
Minimum purchase obligations (Note 2)
   Concentrate and other supply purchases                155          135            5            5           10
   Shipping and distribution                             132           16           32           32           52
Pension funding (Note 3)                                  61           48            -            -            -
Other non-pension post-retirement benefits (Note 4)      229            8           16           16          189
Asset retirement obligations (Note 5)                    348           35           37           27          249
Other long-term liabilities (Note 6)                      68           --           --           --           68

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

(3) As at December 31, 2004 the company had a net pension funding deficit of $61 million based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2005 in respect of defined benefit pension plans is $48 million. The timing and amount of additional funding after 2005 is dependent upon future returns on plan assets, discount rates, and other actuarial assumptions.

(4) The company had a discounted, actuarially determined liability of $229 million in respect of other non-pension post-retirement benefits as at December 31, 2004. Amounts shown are estimated expenditures in the indicated years.

(5) The company accrues environmental and reclamation obligations over the life of its mining operations and amounts shown are estimated expenditures in the indicated years. In addition to the above, the company has ongoing treatment and monitoring costs of $2 million per annum for 2005-2030 and $8 million per annum for 2031-2104.

(6) Other long-term liabilities include amounts for workers' compensation and severance. There are no minimum payment obligations for these amounts over the next five years.

Outstanding Share Data

As at February 11, 2005, there were 196,809,715 Class B Subordinate Voting Shares and 4,673,453 Class A Common Shares (Class A shares) outstanding. In addition, there were outstanding 4,286,219 director and employee stock options with exercise prices ranging between $6.39 and $25.09 per share. Of this amount 836,000 stock options vest in equal amounts over three years beginning in the first quarter of 2005. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share). More information on these instruments and the terms of their conversion are set out in note 13 of the company's 2004 year end financial statements.

Change in Trading Symbols of the Company's Equity Securities

The Toronto Stock Exchange has introduced a new stock symbol naming convention which clearly identifies the voting rights of equity securities. Accordingly on December 6, 2004, the company's Class A Common Shares, which traded under the symbol TEK.A, now trade under the symbol TEK.MV.A, the MV suffix denoting the multiple voting nature of the Class A Common Shares. Similarly the company's Class B Subordinate Voting Shares, which traded under the symbol TEK.B, now trade under the symbol TEK.SV.B, the SV suffix denoting the subordinate voting rights of these securities. Under the company's share structure, the holder of each Class A Common Share is entitled to 100 votes and the holder of each Class B Subordinate Voting Share is entitled to a single vote at shareholder meetings.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements, the Management Discussion and Analysis and the information contained in the annual report have been prepared by the management of the company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of four members, meets periodically with management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company's independent auditors, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the financial statements.

A system of internal control is maintained to provide reasonable assurance that financial information is accurate and reliable. Management and the internal audit department of the company conduct ongoing reviews and evaluation of these controls and reports on its findings to management and the Audit Committee.

DAVID A. THOMPSON
Deputy Chairman and
Chief Executive Officer

JOHN G. TAYLOR
Senior Vice President, Finance and
Chief Financial Officer

February 18, 2005

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Teck Cominco Limited as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Vancouver, B.C.
February 4, 2005

Comments by Auditors for United States Readers on Canada-United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in note 3 to the financial statements. Our report to the shareholders dated February 4, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Vancouver, B.C.
February 4, 2005