Form 40-F/A
period 2004-12-31
TECK COMINCO LTD
filed 2005-04-01
CIK 886986

U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                                    Form 40-F

                                 AMENDMENT NO.1

        [_] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

                                       or

        [X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31 ,2004     Commission File Number 001-13184


                              TECK COMINCO LIMITED
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
         ---------------------------------------------------------------
         (Translation of Registrant's name into English (if applicable))

                                     CANADA
        -----------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)

                    1041, 1221, 1021, 1031, 1044, 1061, 1311
    ------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))

                                 NOT APPLICABLE
             -------------------------------------------------------
             (I.R.S. Employer Identification Number (if applicable))

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


Securities registered or to be registered pursuant to Section 12(b) of the Act.

      TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH REGISTERED
      -------------------            -----------------------------------------
         Not Applicable


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

                       4,673,453 CLASS A COMMON SHARES AND
                 196,682,420 CLASS B SUBORDINATE VOTING SHARES
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
                                EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment") to the Annual Report on Form 40-F filed on March 31, 2005 (the "Original Filing") of Teck Cominco Limited (the "Company") for the fiscal year ended December 31, 2004, is being filed for the purpose of amending the Annual Information Form (the "AIF") of the Company for the year ended December 31, 2004. Specifically, the changes correct immaterial differences between the AIF publicly filed by the Company with the Canadian Securities Administrators on March 31, 2005.

In addition, in connection with the filing of this Amendment, we are including as exhibits certain currently dated certifications of our Chief Executive Officer and Chief Financial Officer. This Amendment has no effect on the Audited Consolidated Financial Statements of the Company, Management's Discussion and Analysis of Financial Position and Operating Results or other information presented in the Original Filing. Therefore, this Amendment should be read together with other documents that the Company has filed with the Securities and Exchange Commission subsequent to the filing of the Original Filing. Information in such reports and documents updates and supersedes certain information contained in this Amendment. The filing of this Amendment shall not be deemed an admission that the Original Filing , when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.
--------------------------------------------------------------------------------


                               PRINCIPAL DOCUMENTS

The following document has been filed as part of this Amendment on Form 40-F:

    1. Annual Information Form of Teck Cominco Limited for the year ended December 31, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:                                TECK COMINCO LIMITED

By (Signature and Title):                  Karen L. Dunfee
                                           -----------------------------
                                           Karen L. Dunfee
                                           Corporate Secretary


Date: April 1, 2005

                                LIST OF EXHIBITS
                                ----------------

23.2     Consent of William P. Armstrong, P. Eng.

23.3     Consent of Dan Gurtler. P. Eng.

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

31.2 Certification of John G. Taylor, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

32.1 Certification of David A. Thompson, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of John G. Taylor, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

================================================================================



                                [GRAPHIC OMITTED]

                              [LOGO - TECKCOMINCO]



                             ANNUAL INFORMATION FORM

                                 March 22, 2005


                              TECK COMINCO LIMITED
                          Suite 600, 200 Burrard Street
                           Vancouver, British Columbia
                                     V6C 3L9


               An additional copy of this Annual Information Form
           may be obtained upon request from the Corporate Secretary,
         Teck Cominco Limited at the above address or from the company's
                Internet World Wide Web site www.teckcominco.com



================================================================================

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

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION ......................III

CORPORATE STRUCTURE ....................................................... 1

    NAME, ADDRESS AND INCORPORATION ....................................... 1
    INTERCORPORATE RELATIONSHIPS .......................................... 2

GENERAL DEVELOPMENT OF THE BUSINESS ....................................... 2

    THREE-YEAR HISTORY .................................................... 2
       2002 ............................................................... 2
       2003 ............................................................... 3
       2004 ............................................................... 3
    SIGNIFICANT ACQUISITIONS AND DISPOSITIONS IN 2004 ..................... 4
       Highland Valley Copper ............................................. 4
       Elk Valley Coal Partnership ........................................ 5
       Cajamarquilla ...................................................... 5

DESCRIPTION OF THE BUSINESS ............................................... 5

    GENERAL ............................................................... 5
       Product Summary .................................................... 6
    INDIVIDUAL OPERATIONS ................................................. 7
       Zinc ............................................................... 7
       Coal ...............................................................10
       Copper .............................................................15
       Gold ...............................................................19
       Exploration ........................................................21
       Mineral Reserves and Resources .....................................22
    SAFETY AND ENVIRONMENTAL PROTECTION ...................................27
    SOCIAL AND ENVIRONMENTAL POLICIES .....................................28
    HUMAN RESOURCES .......................................................28
    FOREIGN OPERATIONS ....................................................29
    COMPETITIVE CONDITIONS ................................................29
    RISK FACTORS ..........................................................30
       Risks Inherent in the Mining and Metals Business ...................30
       Commodity Price Fluctuations and Hedging ...........................30
       Competition for Mining Properties ..................................31
       Future Market Access ...............................................31
       Mineral Reserve and Resource Estimates .............................31
       Currency Fluctuations ..............................................32
       Interest Rate Risk .................................................32
       Environment ........................................................32
       Aboriginal Title Claims ............................................32
       Foreign Activities .................................................33
       Legal Proceedings ..................................................33

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


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                       Page 2

Lower zinc prices contributed to an operating loss of $36 million for the year at Red Dog compared to an operating profit of $4 million in the prior year. Operating profit from gold operations declined from $35 million to $20 million during the year due to reduced production as a result of ground control problems and the November 2001 sale of the Company's interest in PacMin, despite higher gold prices during the year. Operating profit from coal operations increased from $87 million in 2001 to $112 million in 2002 as a result of higher prices with similar sales volumes.

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

On February 28, 2003, we completed a transaction with Fording Inc. ("Fording"), Westshore Terminals Income Fund, Sherritt International Corporation and the Ontario Teachers' Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and Teck Cominco in the Elk Valley Coal Partnership ( "Elk Valley Coal"). We contributed our Elkview mine and $125 million in cash to obtain an initial 35% interest in Elk Valley Coal. Under the agreement between the Company, Fording, Quintette Coal Partnership and Teck-Bullmoose Inc. providing for the formation and operation of Elk Valley Coal (the "Partnership Agreement"), our interest could be increased to 40% should Elk Valley Coal attain certain synergies and realize certain cash flows from the Elkview mine during the four year period ended March 31, 2007. See "Significant Acquisitions and Dispositions" below. We also paid $150 million for a 9.1%
interest in the Fording Canadian Coal Trust ("FCCT"), formed by the reorganization of Fording into an income trust. FCCT owns the remainder of Elk Valley Coal and certain other assets.

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

2004

Realized prices for our principal products increased substantially during 2004, following changes in market conditions which commenced in the fourth quarter of 2003. Realized zinc and copper prices averaged US$0.48 and US$1.35 per pound respectively compared with US$0.38 and US$0.85 in 2003. Realized molybdenum prices increased to an average of US$19 per pound in 2004 from US$5 per pound in 2003. At the end of the year, the molybdenum price was US$30.00 per pound. Coal prices also increased from US$45 per tonne to US$52 per tonne in 2004. These price increases were somewhat offset by a weaker U.S. dollar. Higher prices dramatically improved earnings and cash flows at all of our major operations.

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

Cajamarquilla

On December 15, 2004, we completed the sale of our 85% interest in Refineria de Cajamarquilla S.A., which owns the Cajamarquilla zinc refinery in Peru, for proceeds of $168 million after repayment of debt related to Cajamarquilla of $56 million. Under the agreement of purchase and sale, we are entitled to receive additional price-linked payments of approximately US$365,000 for each US$0.01 that the average annual price of zinc exceeds US$0.454 per pound in each of the years from 2005 to 2009 inclusive. In addition, if the purchaser elects to expand the refinery during the first three years following the sale, we are entitled to an additional payment of US$12.75 million in year one, declining to US$4.25 million in year three.

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

Coal

Elk Valley Coal Partnership

We hold our metallurgical coal mining interests through our 38% interest in Elk Valley Coal (other than the Bullmoose mine which will be transferred to Elk Valley Coal when reclamation is complete). We hold a 37.836% interest in Elk Valley Coal through the Teck Cominco Coal Partnership, a partnership between Teck Cominco (99.992%) and Teck Bullmoose Coal Inc. (0.008%). Quintette Coal Partnership (which is directly and indirectly wholly-owned by us) owns an additional 0.164% interest in Elk Valley Coal. Teck Cominco Coal Partnership is the managing partner of Elk Valley Coal. The remaining 62% interest in Elk Valley Coal is held by Fording, a wholly-owned subsidiary of FCCT. Under the terms of the Partnership Agreement providing for the formation of Elk Valley Coal, we could increase our interest in Elk Valley Coal by up to 5%, bringing our interest to 40%, to the extent that certain operating synergies realized by Elk Valley Coal and distributable cash generated by the Elkview mine (collectively, "Incremental Returns") cumulatively reached certain specified targets in the four year period from April


--------------------------------------------------------------------------------
Teck Cominco Limited - 2004 Annual Information Form                      Page 10

2003 to March 31, 2007. An independent engineering firm was engaged to assist in the calculation of Incremental Returns, and following receipt of the expert's opinion in respect of Incremental Returns realized during the coal year ended March 31, 2004, we reached agreement with Fording in July 2004 on the amount of Incremental Returns and the resulting adjustments to the interest in Elk Valley Coal. As a result, our 35% direct and indirect interest in Elk Valley Coal was increased by 3% effective April 1, 2004, and will be increased by an additional 1% on April 1, 2005 and on April 1, 2006.

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