Form 40-F
period 2005-12-31
TECK COMINCO LTD
filed 2006-03-30
CIK 886986

==============================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM 40-F


  [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

  or

  [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005    Commission File Number 001-13184


                             TECK COMINCO LIMITED
------------------------------------------------------------------------------
            (Exact name of Registrant as specified in its charter)


                                NOT APPLICABLE
------------------------------------------------------------------------------
        (Translation of Registrant's name into English (if applicable))

                                    CANADA
------------------------------------------------------------------------------
       (Province or other jurisdiction of incorporation or organization)

                                     1400
------------------------------------------------------------------------------
   (Primary Standard Industrial Classification Code Number (if applicable))

                                NOT APPLICABLE
------------------------------------------------------------------------------
            (I.R.S. Employer Identification Number (if applicable))

                  SUITE 600 - 200 BURRARD STREET, VANCOUVER,
                      B.C. V6C 3L9 CANADA (604) 687-1117
------------------------------------------------------------------------------
  (Address and telephone number of Registrant's principal executive offices)

                    CT CORPORATION SYSTEM, 1633 BROADWAY,
                   NEW YORK, NEW YORK, 10019 (212) 664-1666
------------------------------------------------------------------------------
           (Name, address (including zip code) and telephone number
       (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.


   TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
   -------------------             -----------------------------------------

    Not Applicable                        ________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                Not Applicable
             -----------------------------------------------------
                               (Title of Class)

       Securities for which there is a reporting obligation pursuant to
                          Section 15(d) of the Act.
                     US$200 million 7.00% Notes due 2012,
                     US$300 million 5.375% Notes due 2015,
                     US$700 million 6.125% Notes due 2035
------------------------------------------------------------------------------
                               (Title of Class)

For annual reports, indicate by check mark the information filed with this
Form:

  [X] Annual information form        [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

  4,673,453 CLASS A COMMON SHARES AND 198,752,289 CLASS B SUBORDINATE VOTING
                  SHARES OUTSTANDING AS OF DECEMBER 31, 2005

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

   Yes [X]                      82-5183                    No [_]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

   Yes [X]                                                 No [_]

------------------------------------------------------------------------------
                              PRINCIPAL DOCUMENTS
------------------------------------------------------------------------------

The following documents have been filed as part of this Annual Information Form on Form 40-F:

     1. Annual Information Form of Teck Cominco Limited for the year ended December 31, 2005.

     2. Audited Consolidated Financial Statements of Teck Cominco Limited for the years ended December 31, 2005 and 2004, including the auditor's report with respect thereto. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 24 of the Notes to the Consolidated Financial Statements.

     3. Management's Discussion and Analysis of Financial Position and Operating Results of Teck Cominco Limited for the year ended December 31, 2005.

                            CONTROLS AND PROCEDURES

     A.   DISCLOSURE CONTROLS AND PROCEDURES

          As of the end of the period covered by this report, an evaluation was carried out by the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e)) under the Securities Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

          It should be noted that while the Registrant's Chief Executive Officer and Chief Financial Officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

     B.   INTERNAL CONTROL OVER FINANCIAL REPORTING

          During the fiscal year ended December 31, 2005, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.


                      NOTICES PURSUANT TO REGULATION BTR

None.


                       AUDIT COMMITTEE FINANCIAL EXPERT

We have an Audit Committee established by the Board of Directors. The members of the Audit Committee are Keith E. Steeves, Hugh J. Bolton, Jalynn H. Bennett, Robert J. Wright and Chris M.T. Thompson. The Board has designated
Hugh J. Bolton as the "Audit Committee Financial Expert" as that term is defined in the Form 40-F. The Board has determined that Mr. Bolton is not independent, as that term is defined by the New York Stock Exchange listing standards applicable to audit committee members.

                                CODE OF ETHICS

We have adopted a code of ethics that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our code of ethics is posted on our website, www.teckcominco.com.

Since the adoption of our code of ethics, there have not been any amendments thereto or waivers, including implicit waivers, from any provision thereof.

                    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Audit Committee Information - External Auditor Service Fees" in the Registrant's "Annual Information Form" for the fiscal year ended December 31, 2005.

                        OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

                 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Principal Documents", under the heading "Contractual and Other Obligations" in the Registrant's "Management's Discussion and Analysis of Financial Position and Operating Results" for the fiscal year ended December 31, 2005.

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

Registrant:                                     TECK COMINCO LIMITED

By (Signature and Title):                       /s/ Karen L. Dunfee
                                                ---------------------------
                                                Karen L. Dunfee
                                                Corporate Secretary


Date:   March 29, 2006

                               LIST OF EXHIBITS


   23.1     Consent of PricewaterhouseCoopers LLP, Independent Accountants

   23.2     Consent of William P. Armstrong, P. Eng.

   23.3     Consent of Dan Gurtler, P. Eng.

   23.4     Consent of Colin J. McKenny, P. Geol.

   23.5     Consent of GLJ Petroleum Consultants Ltd.

   31.1 Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

   31.2 Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

   32.1 Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   32.2 Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.1     Annual Information Form for the fiscal year ended December 31,
            2005.

   99.2 Consolidated Financial Statements for the fiscal years ended December 31, 2005 and 2004 (incorporated by reference to the Form 6-K, Commission File No. 001-13184, dated March 14, 2006).

   99.3 Management's Discussion and Analysis for the fiscal year ended December 31, 2005 (incorporated by reference to the Form 6-K, Commission File No. 001-13184, dated March 14, 2006).