Form 40-F/A
period 2005-12-31
TECK COMINCO LTD
filed 2006-05-22
CIK 886986

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

Commission File Number 001-13184

TECK COMINCO LIMITED
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant's name into English (if applicable))

CANADA
(Province or other jurisdiction of incorporation or organization)

1400
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

Not Applicable (Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.
US$200 million 7.00% Notes due 2012,
US$300 million 5.375% Notes due 2015,
US$700 million 6.125% Notes due 2035
(Title of Class)

        For annual reports, indicate by check mark the information filed with this Form:

  ☒ Annual information form                                ☒ Audited annual financial statements

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

  Yes ☒                                82-5183                                 No ☐

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

  Yes ☒                                                                                 No ☐

        This Annual Report on Form 40-F shall be incorporated by reference into the Registrant's Registration Statement on Form F-9 (Registration No. 333-92116) and Form F-10 (Registration No. 333-125849).

EXPLANATORY NOTE

        This Amendment No. 1 (this "Amendment") to the Annual Report on Form 40-F filed on March 30, 2006 (the "Original Filing") of Teck Cominco Limited (the "Company") for the fiscal year ended December 31, 2005, is being filed for the purpose of (1) filing the Audited Consolidated Financial Statements (the "Financial Statements") of the Company for the years ended December 31, 2005 and 2004, including the auditor's report with respect thereto, as an exhibit to this Form 40-F/A rather than incorporating by reference to a previously filed Form 6-K; (2) filing Management's Discussion and Analysis of Financial Position and Operating Results (the "MD&A") of the Company for the year ended December 31, 2005 as an exhibit to this Form 40-F/A rather than incorporating by reference to a previously filed Form 6-K; and (3) reflecting a restatement of the Financial Statements to reflect a reclassification of temporary investments with maturities from the date of acquisition greater than 3 months and up to 12 months, and to make conforming changes in the statement of cash flows. See a detailed discussion of the restatement in Note 3(f) to the Financial Statements. On May 19, 2006, the Company's management and the audit committee of the board of directors determined to restate the previously issued Financial Statements for the fiscal years ended December 31, 2005 and 2004. The Company arrived at this conclusion during the course of responding to inquiries arising from comments from the Securities and Exchange Commission.

2

        The Financial Statements have been amended to reflect the effects of the restatement. The Financial Statements have not been updated to reflect other events occurring after the filing of the Original Filing or to modify or update any disclosures affected by subsequent events.

        In addition, in connection with the filing of this Amendment, we are including as exhibits certain currently dated certifications of our Chief Executive Officer and Chief Financial Officer. This Amendment has no effect on the Annual Information Form or other information presented in the Original Filing. Therefore, this Amendment should be read together with other documents that the Company has filed with the Securities and Exchange Commission subsequent to the filing of the Original Filing. Information in such reports and documents updates and supersedes certain information contained in this Amendment. The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

PRINCIPAL DOCUMENTS

        The following documents have been filed as part of this Amendment on Form 40-F:

1.*
Annual Information Form for the fiscal year ended December 31, 2005.

2.
Restated Audited Consolidated Financial Statements of Teck Cominco Limited for the years ended December 31, 2005 and 2004, including the auditor's report with respect thereto. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 24 of the Notes to the Consolidated Financial Statements.

3.
Management's Discussion and Analysis of Financial Position and Operating Results of Teck Cominco Limited for the year ended December 31, 2005.

*
Previously Filed.

3

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Amendment on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TECK COMINCO LIMITED
By (Signature and Title):	/s/ KAREN L. DUNFEE Karen L. Dunfee Corporate Secretary
Date: May 22, 2006

4

LIST OF EXHIBITS

23.1		Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	*	Consent of William P. Armstrong, P. Eng.
23.3	*	Consent of Dan Gurtler. P. Eng.
23.4	*	Consent of Colin J. McKenny, P. Geol.
31.1		Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
31.2		Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
32.1		Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	*	Annual Information Form for the fiscal year ended December 31, 2005.
99.2
Restated Audited Consolidated Financial Statements of Teck Cominco Limited for the years ended December 31, 2005 and 2004, including the auditor's report with respect thereto. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 24 of the Notes to the Consolidated Financial Statements.
99.3		Management's Discussion and Analysis of Financial Position and Operating Results of Teck Cominco Limited for the year ended December 31, 2005.

*
Previously Filed.

5

Teck Cominco Limited

Consolidated Financial Statements

For the Years Ended December 31, 2005, 2004, 2003

Teck Cominco Limited

Consolidated Balance Sheets

As at December 31

	2005 As restated Note 3(f)	2004 As restated Note 3(f)
	($ in millions)
ASSETS
Current assets
Cash and cash equivalents (Note 21(a))	$2,098	$875
Temporary investments (Note 21(a))	986	32
Accounts and settlements receivable (Note 5)	531	371
Inventories (Note 6)	652	533

	4,267	1,811
Investments (Note 7)	666	469
Property, plant and equipment (Note 8)	3,532	3,488
Other assets (Note 9)	344	291

	$8,809	$6,059

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$442	$375
Dividends payable	81	—
Current portion of long-term debt (Note 11)	213	38
Current income and resource taxes payable	261	40
Current portion of future income and resource taxes (Note 19(c))	118	7

	1,115	460
Long-term debt (Note 11)	1,508	627
Other liabilities (Note 12)	648	608
Future income and resource taxes (Note 19(c))	907	895
Exchangeable debentures (Note 15)	248	248
Shareholders' equity (Note 16)	4,383	3,221

	$8,809	$6,059

Commitments and contingencies (Note 22)

Approved on behalf of the Board of Directors

The accompanying notes are an integral part of these financial statements.

Teck Cominco Limited

Consolidated Statements of Earnings

Years ended December 31

	2005	2004	2003
	($ in millions, except share data)
Revenues	$4,415	$3,428	$2,228
Operating expenses	(2,135)	(2,029)	(1,735)
Depreciation and amortization	(274)	(275)	(223)

Operating profit	2,006	1,124	270
Other expenses
General, administration and marketing	(89)	(68)	(55)
Interest on long-term debt (Note 17)	(69)	(61)	(65)
Exploration	(70)	(42)	(30)
Research and development	(13)	(14)	(14)
Other income (Note 18)	155	24	1
Writedown of investment (Note 7)	—	(64)	—
Gain on disposition of Los Filos property (Note 4(f))	—	—	58

	1,920	899	165
Provision for income and resource taxes (Note 19)	(575)	(305)	(50)
Equity earnings (Note 4(e))	—	—	10

Net earnings from continuing operations	1,345	594	125
Net earnings from discontinued operation (Note 4(c))	—	23	9

Net earnings	$1,345	$617	$134

Basic earnings per share (Note 16(k))	$6.62	$3.18	$0.71
Basic earnings per share from continuing operations	$6.62	$3.06	$0.66
Diluted earnings per share	$6.22	$2.99	$0.68
Diluted earnings per share from continuing operations	$6.22	$2.88	$0.64
Weighted average shares outstanding (000's)	202.5	193.0	184.8
Shares outstanding at the end of the year (000's)	203.4	201.4	186.5

Teck Cominco Limited

Consolidated Statements of Cash Flows

Years ended December 31

	2005 As restated Note 3(f)	2004 As restated Note 3(f)	2003
	($ in millions)
Operating activities
Net earnings from continuing operations	$1,345	$594	$125
Items not affecting cash:
Depreciation and amortization	274	275	223
Future income and resource taxes (Note 19(a))	128	199	6
Writedown of investment	—	64	—
Gain on sale of investments and assets	(77)	(16)	(45)
Other	—	27	5

	1,670	1,143	314
Net change in non-cash working capital items (Note 21(b))	(23)	(27)	27

	1,647	1,116	341
Financing activities
Issuance of long-term debt	1,167	—	250
Repayment of long-term debt	(95)	(124)	(259)
Issuance of Class B subordinate voting shares	28	126	24
Dividends paid	(81)	(60)	(37)
Interest on exchangeable debentures (Note 16(c))	(6)	(5)	(5)
Additional contributions to pension plans	(21)	(34)	(9)

	992	(97)	(36)
Investing activities
Increase in temporary investments	(963)	(32)	—
Property, plant and equipment	(326)	(216)	(158)
Investments and other assets	(220)	(52)	(22)
Proceeds from sale of investments and assets	118	21	24
Investment in coal partnership and income trust (Note 4(d))	—	—	(275)
Acquisition of interest in Highland Valley Copper (Note 4(b))	—	(80)	—
Proceeds from disposition of Los Filos (Note 4(f))	—	—	49
Proceeds from sale of Cajamarquilla (Note 4(c))	—	156	—
Deferred payment received from Aur Resources Inc.	—	—	48
Cash recognized upon consolidation of Antamina (Note 4(e))	—	—	41

	(1,391)	(203)	(293)
Effect of exchange rate changes on cash and cash equivalents	(25)	(40)	(6)

Increase in cash and cash equivalents from continuing operations	1,223	776	6
Increase (decrease) in cash from discontinued operation (Note 4(c))	—	3	(1)

Increase in cash and cash equivalents	1,223	779	5
Cash and cash equivalents at the beginning of the year	875	96	91

Cash and cash equivalents at the end of the year	$2,098	$875	$96

Teck Cominco Limited

Consolidated Statements of Retained Earnings

Years ended December 31

	2005	2004	2003
	($ in millions)
Retained earnings at the beginning of the year	$1,049	$495	$401
Net earnings	1,345	617	134
Dividends declared	(162)	(60)	(37)
Interest on exchangeable debentures, net of taxes (Note 16(c))	(4)	(3)	(3)

Retained earnings at the end of the year	$2,228	$1,049	$495

Teck Cominco Limited

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

1.     NATURE OF OPERATIONS

        Teck Cominco Limited (the company) is engaged in mining and related activities including exploration, development, processing, smelting and refining. The company's major products are zinc, metallurgical coal, copper, precious metals, lead, molybdenum, electrical power, fertilizers and specialty metals. The company also has a partnership interest in an oil sands development project.

2.     SIGNIFICANT ACCOUNTING POLICIES

Generally Accepted Accounting Principles

        The consolidated financial statements of the company are prepared using Generally Accepted Accounting Principles (GAAP) in Canada. Note 24 reconciles the company's consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada to financial statements prepared with accounting principals generally accepted in the United States.

Basis of Presentation

        These consolidated financial statements include the accounts of the company and all of its subsidiaries. The significant subsidiaries include Teck Cominco Metals Ltd. (TCML), Teck Cominco American Inc. (TCAI), Teck Cominco Alaska Inc. (TCAK) and Teck Pogo Inc. (TPI). Many of the company's mining activities are conducted through interests in joint ventures and partnerships where the company shares joint control. These joint ventures and partnerships are accounted for using the proportionate consolidation method.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where management's judgment is applied include asset and investment valuations, ore reserve determinations, finished and in-process inventory quantities, plant and equipment lives, contingent liabilities, tax provisions and future tax balances, asset retirement obligations, pension and other post retirement benefits and other accrued liabilities. Ore reserve determinations involve estimates of future costs and commodity prices. Actual results could differ from these estimates.

Translation of Foreign Currencies

        For integrated foreign operations, monetary assets and liabilities are translated at year-end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

        The accounts of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

Investments

        The investment in Fording Canadian Coal Trust (Fording) is recorded at cost plus the company's share of earnings less cash distributions. The investment in Fort Hills Energy Limited Partnership (Fort Hills) is accounted for using the equity basis. Investments other than Fording and Fort Hills are carried at cost less any amounts written off to reflect an impairment in value which is considered to be other than temporary.

Inventories

        Finished goods, work in process and raw material inventories are valued at the lower of cost and net realizable value. For mining operations, finished goods are valued upon production of concentrates or clean coal. Raw materials include concentrates for use at smelter and refinery operations. In-process inventory includes inventory in the smelting and refining process. Supplies inventory is valued at the lower of average cost and replacement value.

        For work in process and finished goods, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. For supplies and raw materials, cost includes acquisition, freight and other directly attributable costs.

        The company uses both joint-product and by-product costing for work in process and finished goods inventories. Joint costing is applied to primary products at the Red Dog, Antamina and Pend Oreille mines and the Trail operations, where the profitability of the operation is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes which are specific to the production of that product.

Property, Plant and Equipment

(a)
Plant and equipment

        Plant and equipment are recorded at cost. The cost of plant and processing equipment at the company's mining operations is amortized on a units of production basis over the lesser of the estimated useful life of the asset or the estimated proven and probable ore reserves. Amortization of plant and equipment at smelter operations is calculated on a straight-line basis over the estimated useful life of the asset. Mobile equipment is depreciated over the estimated equipment operating hours. Buildings are amortized on a straight-line basis over their estimated useful life, not exceeding the estimated life of the mine.

(b)
Mineral properties and development costs

        Exploration costs and costs of acquiring mineral properties are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves as shown by an economic study are believed to exist, in which case they are deferred.

        When the company incurs debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized during the construction period.

        Upon commencement of commercial production, mineral properties and deferred costs relating to mines are amortized over the estimated life of the proven and probable reserves to which they relate calculated on a units of production basis.

(c)
Underground development costs

        Underground development costs are amortized using the block amortization method, whereby capital costs associated with each section of the mine are amortized over the reserves of that particular section of the mine.

(d)
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

(e)
Repairs and maintenance

        Repairs and maintenance, including shutdown maintenance costs, are charged to expense as incurred except when these repairs significantly extend asset life or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Revenue Recognition

        Sales are recognized and revenues are recorded when title transfers and the rights and obligations of ownership pass to the customer. The majority of the company's metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations in the price are recognized in revenue as settlement adjustments each period end and in the period when the price is finalized.

Income and Resource Taxes

        Current income taxes are recorded based on the estimated income and resource taxes payable on taxable income for the current year. Future income tax assets and liabilities are recognized based on the difference between the tax and accounting value of assets and liabilities and are calculated using the tax rates for the periods in which the differences are expected to reverse. Tax rate changes are recognized in earnings in the period of substantive enactment. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

        The company is subject to assessments by various taxation authorities which may interpret tax legislations differently from the company. The company provides for such differences where known based on management's best estimate of the probable outcome of these matters.

Pension and Other Employee Future Benefits

(a)
Defined benefit pension plans

        Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services has been used to determine the accrued benefit obligation. Certain actuarial assumptions used in the determination of defined benefit pension plan liabilities and non-pension post-retirement benefits are based upon management's best estimates, including expected plan performance, salary escalation, expected health care costs and retirement dates of employees.

        Past service costs and transitional assets or liabilities are amortized on a straight-line basis over the expected average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.

        Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Cumulative differences which are greater than 10% of the fair value of the plan assets or the accrued benefit obligation are amortized over the average remaining service life of the related employees.

(b)
Defined contribution pension plans

        The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.

(c)
Non-pension post-retirement plans

        The company provides certain health care benefits for certain employees when they retire. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by the company as they become due.

Stock-Based Compensation

        The fair value method of accounting is used for stock-based awards. Under this method, the compensation cost of options and other stock-based compensation arrangements are estimated at fair value at the grant date and charged to earnings over the vesting period.

        Stock-based compensation expense relating to deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Class B subordinated voting shares. The expense and liability is adjusted each reporting period for changes in the underlying share price.

Research and Development

        Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined, and the company is committed to and has the resources to complete the project.

Asset Retirement Obligations

        Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on the company's current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. The amount of the asset retirement liability initially recognized is capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life. Future asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated. The cost and timing of asset retirement obligations for the company's mines and legacy sites can be estimated and liabilities are recorded for each of these sites.

Earnings Per Share

        Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The company follows the treasury stock method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options and warrants be exercised and the proceeds are used to repurchase common shares at the average market price in the period. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Derivatives and Hedging Activities

        The company's risk management policy is to mitigate the impact of market risks to enable the company to plan its business with greater certainty. In particular, the company may use foreign exchange forward contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. The company's use of derivatives is based on established practices and parameters which are subject to the oversight of the Board of Directors.

        Certain of the company's commodity and foreign exchange forward contracts are accounted for as cash flow hedges of anticipated commodity sales. Realized gains or losses on these contracts are recognized in revenue. The Inco exchangeable debentures are also accounted for as a cash flow hedge. The company's interest rate swaps are accounted for as fair value hedges, with realized gains or losses recognize in interest expense. From time to time, the company also designates a portion of its US dollar debt as a hedge of a portion of its net investment in foreign subsidiaries whose functional currency is the US dollar. Foreign exchange gains and losses on the designated debt are included in the cumulative translation adjustment in shareholders' equity.

        The fair values of the derivative instruments that do not qualify for hedge accounting are recorded on the balance sheet with realized and unrealized gains and losses charged to other income.

3.     ADOPTION OF NEW ACCOUNTING STANDARDS AND RESTATEMENT

(a)
Variable interest entities

        Effective January 1, 2005, the company adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change to earnings or retained earnings.

(b)
Asset retirement obligations

        On January 1, 2004, the company adopted CICA Handbook Section 3110 "Asset Retirement Obligations". The retroactive adoption of this standard resulted in a restatement as of January 1, 2004 to increase long-term liabilities by $210 million, increase property, plant and equipment by $113 million, reduce future income tax liabilities by $23 million and decrease opening retained earnings by $74 million.

(c)
Stock-based compensation

        Effective January 1, 2004, the company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which uses the fair value method of accounting for stock-based awards. The company applied the new provisions with retroactive restatement. As a result, a cumulative decrease of $8 million to retained earnings, an increase of $7 million to contributed surplus and an increase of $1 million to share capital were recorded on January 1, 2004 with respect to stock options granted in 2003 and 2002.

(d)
Hedging and accounting for derivative financial instruments

        On January 1, 2004, the company adopted Accounting Guideline 13 (AcG-13) "Hedging Relationships" and Emergency Issues Committee (EIC) 128 "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". No adjustment was required to opening balances as a result of the adoption of this standard.

(e)
Recent Canadian accounting pronouncements

(i)
Deferred stripping costs

          In October 2005, the Canadian Institute of Chartered Accountants (CICA) issued for comment a draft abstract, EIC D56 "Accounting for Deferred Stripping Costs in the Mining Industry". If adopted, this abstract would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. A betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units of production basis over the proven and probable reserves to which they relate.

          As at December 31, 2005, the company has $52 million in deferred stripping costs. Should EIC D56 be adopted, the company will continue to defer stripping costs of major mine expansions which allow the company to mine reserves not previously included in the reserve base. In 2006, the company would expect to defer approximately $23 million of costs in respect of the mine expansion at Highland Valley Copper.

  (ii)
  Financial instruments

          In January 2005, CICA issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:

  Financial Instruments—Recognition and Measurement, Section 3855

          This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

  Hedges, Section 3865

          This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG—13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

  Comprehensive Income, Section 1530

          A new standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

(f)
Restatement

        The company has restated cash and cash equivalents and temporary investments to remove money market instruments with original maturities in excess of three months from the date of acquisition from cash and cash equivalents and present them under a new balance sheet heading; temporary investments. The impact of the restatement for the December 31, 2005 balance sheet was to decrease cash and cash equivalents and increase temporary investments by $986 million (2004—$32 million). The cash flow statement was revised to present the increase in temporary investments as an investing activity to reflect an increase in temporary investments during the year ended December 31, 2005 of $963 million (2004—$32 million). Net earnings were not impacted by this change.

4.     ACQUISITIONS AND DISPOSITIONS

(a)
Acquisition of interest in Fort Hills Energy Limited Partnership

        In November 2005, the company completed an agreement to acquire a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. To earn its 15% interest the company is required to contribute 34% ($850 million) of project expenditures up to $2.5 billion and its 15% share of project expenditures thereafter (Note 22(c)). The interest in Fort Hills is recorded as an investment using the equity method of accounting and had a carrying value of $17 million as at December 31, 2005 (Note 7).

(b)
Acquisition of additional interest in Highland Valley Copper

        On March 2, 2004, the company completed the acquisition of a further 33.6% share in the Highland Valley Copper mine in British Columbia to increase the company's share to 97.5%. The company purchased the additional interest for a net acquisition cost of $80 million. Values assigned to the net assets acquired were as follows:

($ in millions)
Current assets (excluding cash)	$29
Property, plant and equipment	154
Other assets	9
Current liabilities	(8)
Long-term liabilities	(47)
Future income tax liability	(57)

Net assets acquired	$80

(c)
Sale of Cajamarquilla (Discontinued operation)

        On December 15, 2004 the company completed the sale of its 85% interest in the Cajamarquilla zinc refinery for proceeds of $168 million (US$142 million) after repayment of debt of $56 million (US $47 million). The company recorded an after-tax gain of $12 million on the transaction being total consideration of $224 million less net assets disposed of $186 million less a cumulative foreign exchange loss of $26 million.

        The agreement for sale also provides that, in each of the years from 2005 to 2009 inclusive, additional consideration may be paid to the company of approximately US$365,000 for each US$0.01 that the average annual price of zinc exceeds US$0.454 per pound. The company has recorded an additional gain of US$6 million as result of the price participation in 2005.

        Should the acquirer, Votorantim Metals, proceed with the expansion of the refinery during the first three years following the sale, the company would be entitled to additional consideration of US$13 million in year one, US$9 million in year two and US$4 million in year three. The expansion did not occur in 2005.

        For accounting purposes, Cajamarquilla is considered a discontinued operation and its results for 2004 and prior years are presented as a single line item on the Statements of Earnings and the Statements of Cash Flows.

        Earnings and cash flow from Cajamarquilla for 2004 and 2003 were as follows:

	2004	2003
	($ in millions)
Earnings from discontinued operation
Revenues	$196	$182
Cost of sales	(173)	(164)
Other expenses	(7)	(7)
Income taxes	(5)	(2)

Net earnings	11	9
Gain on sale	12	—

Net earnings from discontinued operation	$23	$9

Cash flow from discontinued operation
Operating activities	$26	$13
Financing activities	(20)	(9)
Investing activities	(2)	(4)
Effect of exchange rate changes on cash	(1)	(1)

Net increase (decrease) in cash	$3	$(1)

(d)
Investment in Elk Valley Coal Partnership and Fording Canadian Coal Trust

        On February 28, 2003, the company completed a transaction with Fording Inc., Westshore Terminals Income Fund, Sherritt International Corporation and the Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording Inc., Luscar Energy Partnership and the company. The company contributed its Elkview mine, with a net book value of $167 million, and $125 million in cash for a total acquisition cost of $292 million to obtain an initial 35% interest in the resulting Elk Valley Coal Partnership (Elk Valley Coal). Under the terms of the Partnership Agreement, the company is the manager of Elk Valley Coal. The company also paid $150 million for a 9.1% interest in the Fording Canadian Coal Trust, which was formed by the reorganization of Fording Inc. into an income trust. Fording owns the remainder of Elk Valley Coal and other assets. The company accounts for its direct interest in Elk Valley Coal using the proportionate consolidation method of accounting.

        On formation of Elk Valley Coal the net assets acquired were assigned costs based on their fair values as follows:

($ in millions)
Current assets	$95
Property, plant and equipment	368
Current liabilities	(51)
Long-term liabilities	(43)
Future income tax liability	(77)

Net assets acquired	$292

        Under the terms of the Partnership Agreement, the company could increase its interest in Elk Valley Coal by up to 5% if Elk Valley Coal achieved certain specified synergies by March 31, 2007. Following the issue of the opinion of the independent expert engaged to assess the synergies of Elk Valley Coal for the coal year ended March 31, 2004, the company and Fording Inc. reached agreement in July 2004 on the synergies realized and the resulting adjustments to Elk Valley Coal interests. As a result of this agreement, the company's 35% interest was increased by 3% effective April 1, 2004, and by an additional 1% on April 1, 2005 and will be increased by a further 1% on April 1, 2006, bringing the company's total direct interest in Elk Valley Coal to 40% on April 1, 2006.

        The company has treated the additional interest as part of the initial consideration for the assets contributed on the formation of Elk Valley Coal and accordingly no gain has been recorded. The company has adjusted its financial statements to reflect the additional 3% share effective April 1, 2004 and 1% share effective April 1, 2005 of the assets, liabilities, revenues, expenses and cash flow of Elk Valley Coal.

(e)
Consolidation of Antamina

        The company owns a 22.5% interest in the Antamina mine in Peru. In July 2003 the mine achieved completion and the project debt became non-recourse to the shareholders of the project. This resulted in the removal of certain voting restrictions on the company with respect to the management of the mine, and the company began to proportionately consolidate its investment in Antamina. Prior to July 1, 2003 the company's investment in Antamina was equity-accounted.

        Values were assigned to the net assets of Antamina at the date of commencement of proportionate consolidation as follows:

($ in millions)
Cash	$41
Working capital	27
Property, plant and equipment	611
Senior debt	(360)
Other liabilities	(12)

Net investment	$307

        In October 2003, the company sold its 70% interest in the Los Filos gold property in Mexico for cash proceeds of $64 million (US$48 million) before current taxes of $15 million. The company recorded a gain on disposition of $58 million (US$43 million) on the sale.

(g)
Acquisition of Lennard Shelf zinc mines

        In November 2003, the company acquired the mineral properties, plant, equipment and infrastructure of the Lennard Shelf zinc mines in Western Australia for $26 million. The mines had been shut down and placed on care and maintenance prior to the acquisition. In April 2004, the company entered into an agreement whereby Falconbridge Limited acquired a 50% joint venture interest in these mines by agreeing to fund maintenance and exploration expenditures for an amount equal to the company's initial investment.

5.     ACCOUNTS AND SETTLEMENTS RECEIVABLE

        Accounts and settlements receivable consist of trade receivables and are recorded at cost net of a provision for doubtful accounts based on expected collectibility. As at December 31, 2005, accounts and settlements receivable are net of an allowance for doubtful accounts of $3 million (2004—$4 million).

6.     INVENTORIES

	2005	2004
	($ in millions)
Finished product	$266	$266
Work in process	166	97
Raw materials	80	47
Supplies inventory	140	123

	$652	$533

7.     INVESTMENTS

	2005	2004
	($ in millions)
Inco Limited common shares pledged as security (Note 15)	$246	$246
Fording Canadian Coal Trust (8.75% interest) (Note 4(d))	153	138
Fort Hills Energy Limited Partnership (Note 4(a))	17	—
Marketable securities	250	85

	$666	$469

        The investment in Fording and the marketable securities had a combined quoted market value of $847 million at December 31, 2005 (2004—$561 million).

        During 2004, the company fully provided for the $64 million investment in Sons of Gwalia. In 2004, Sons of Gwalia had appointed Voluntary Administrators under the Australia Corporations Act 2001 and its shares were suspended from trading. In 2005, the company sold its investment in Sons of Gwalia for a nominal value.

8.     PROPERTY, PLANT AND EQUIPMENT

	2005	2004
	($ in millions)
Mines and mining facilities	$4,651	$4,494
Accumulated depreciation and amortization	(2,463)	(2,263)

	2,188	2,231
Smelter and refineries	1,649	1,624
Accumulated depreciation and amortization	(650)	(622)

	999	1,002
Pogo gold project	273	176
Mineral properties	72	79

	$3,532	$3,488

9.     OTHER ASSETS

	2005	2004
	($ in millions)
Pension assets (Note 14(a))	$151	$83
Future income and resource tax assets (Note 19(c))	115	137
Long-term receivables	47	44
Other	31	27

	$344	$291

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004
	($ in millions)
Trade payables	$228	$233
Payroll related liabilities	99	68
Capital project accruals	39	22
Current portion of asset retirement obligations (Note 13)	36	35
Accrued interest	35	17
Other	5	—

	$442	$375

11.   LONG-TERM DEBT

	2005	2004
	($ in millions)
6.125% debentures due October 2035 (US$700 million) (a)	$806	$—
5.375% debentures due October 2015 (US$300 million) (a)	349	—
7% debentures due September 2012 (US$200 million)	231	238
6.875% debentures due February 2006 (US$150 million)	175	181
Antamina senior debt (US$125 million; 2004 — US$204 million) (b)	146	245
Other	14	1

	1,721	665
Less current portion (f)	(213)	(38)

	$1,508	$627

(a)
On September 28, 2005, the company issued US$300 million of 5.375% notes due October 1, 2015 and US$700 million of 6.125% notes due October 1, 2035. Net proceeds, after issue costs of $11 million, were $1.16 billion. The issue costs are deferred as part of other assets and amortized over the term of the debentures.

(b)
In 1999, Compañia Minera Antamina S.A. (Antamina) completed senior debt financing for the Antamina project. All material assets and agreements of Antamina and the common shares and subordinated debt of Antamina held by the company are pledged as security for the senior debt. The interest rates on the senior debt are based on LIBOR plus a variable spread. At December 31, 2005, the average interest rate on senior debt was 7.97% (2004 - 5.68%). The repayment terms of the principal amount of the various senior debt facilities vary from 6.5 to 10.5 years from the first repayment date which was September 2002, with minimum semi-annual repayments of US$16 million. Certain conditions must be met prior to distributions by Antamina to shareholders including the requirement to make prepayments on the senior debt. In addition, Antamina must maintain cash balances for the benefit and interest of the senior lenders which may only be used to make principal payments. The company's share of these balances totalled $26 million at December 31, 2005 (2004—$28 million).

(c)
Elk Valley Coal has a $150 million revolving credit facility for working capital purposes, of which the company's 39% share is $59 million. At December 31, 2005, Elk Valley Coal had issued outstanding letters of credit and guarantees totalling $81 million.

  Highland Valley Copper has a US$25 million demand revolving facility for working capital purposes. At December 31, 2005, Highland Valley Copper had issued letters of credit for $10 million.

(d)
At December 31, 2005, the company had revolving credit facilities aggregating $1.04 billion which are available until 2010. The company has issued $131 million of letters of credit leaving the unused portion of the credit facility at $912 million as at December 31, 2005.

(e)
The company's bank credit facilities require the maintenance of a defined debt to capitalization ratio and a defined tangible net worth ratio. As at December 31, 2005, the company was in compliance with all debt covenants and default provisions.

(f)
Scheduled repayments of long-term debt are as follows:

2006	2007	2008	2009	2010	2011 and thereafter	Total
($in millions)
$213	$41	$41	$40	—	$1,386	$1,721

12.   OTHER LIABILITIES

	2005	2004
	($ in millions)
Asset retirement obligations (Note 13)	$370	$348
Other post-closure costs	37	35
Accrued benefit liability (Note 14(a))
Defined benefit pension plans	42	31
Non-pension post-retirement benefits	164	151
Minority interests	18	10
Provision for worker's compensation benefits	7	24
Other	10	9

	$648	$608

13.   ASSET RETIREMENT OBLIGATIONS

        The company has recorded an asset retirement obligation for each of its operating mines and closed mine operations. The company's refining and smelting facilities in Trail are considered to be indefinite life operations and neither the amounts that may be required to retire these facilities nor the timing of required expenditures can be estimated at this time. In this case, the recorded liability is limited to secondary sites and components of the facilities where costs and expected dates of existing retirement and remediation requirements can be estimated.

        The following table summarizes the movements in the asset retirement obligation for the years ended December 31, 2005 and 2004:

	2005	2004
	($ in millions)
At January 1	$383	$373
Changes in cash flow estimates	22	30
Expenditures and settlements	(29)	(53)
Accretion expense	25	21
Obligations assumed on acquisitions	1	27
Obligations incurred in the period	9	—
Foreign currency translation adjustments	(5)	(15)

At December 31	406	383
Current portion	(36)	(35)

	$370	$348

        The asset retirement obligations were initially recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate of 5.75% and an inflation factor of 2.75%. The liability for retirement and remediation on an undiscounted basis before inflation is estimated to be approximately $329 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments in current dollars before inflation adjustment are $1.8 million per annum for 2006-2030 and $7.5 million per annum for 2031-2105. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time, being from one year for plans which are already in progress to over 100 years for the longest plan.

        The change in cash flow estimates included $18 million in 2005 (2004—$15 million) relating to asset retirement obligations at closed properties that have been recognized in other expense (Note 18(b)).

14.   PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

Defined Contribution Plans

        The company has defined contribution pension plans for certain groups of employees. The company's share of contributions to these plans is expensed in the year it is earned by the employee.

Defined Benefit Plans and Non-Pension Post-Retirement Benefits

        The company has various defined benefit pension plans that provide benefits based principally on employees' years of service. These plans are only eligible to certain qualifying employees. The plans are "flat-benefit' or "final-pay' plans which are not indexed. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

        The company has several post-retirement plans, which generally provide post-retirement medical and life insurance benefits to certain qualifying employees.

        All defined benefit pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 61% of the accrued benefit obligation at December 31, 2005, was last actuarially evaluated on December 31, 2004. The measurement date used to determine substantially all of the accrued benefit obligation and plan assets for determination of accounting information was December 31, 2005.

(a)
Actuarial valuation of plans

	2005		2004
	Defined benefit pension plans	Non-pension post- retirement benefit plans	Defined benefit pension plans	Non-pension post- retirement benefit plans
	($ in millions)
Accrued benefit obligation
Balance at beginning of year	$1,036	$229	$894	$203
Current service cost	19	4	18	4
Benefits paid	(65)	(9)	(66)	(8)
Interest cost	62	14	59	13
Actuarial revaluation	125	37	50	16
Past service costs arising from plan improvements	21	—	26	—
Foreign currency exchange rate changes	(2)	(1)	(6)	(2)
Transfers from other plans	2	—	59	5
Other	—	(1)	2	(2)

Balance at end of year	1,198	273	1,036	229
Plan assets
Fair value at beginning of year	975	—	816	—
Actual return on plan assets	129	—	94	—
Benefits paid	(65)	(9)	(66)	(8)
Foreign currency exchange rate changes	(2)	—	(4)	—
Contributions	87	9	78	8
Transfer from other plans	2	—	55	—
Other	—	—	2	—

Fair value at end of year	1,126	—	975	—

Funding deficit	(72)	(273)	(61)	(229)
Unamortized actuarial costs	137	111	84	78
Unamortized past service costs	44	(2)	29	—

Total accrued asset (liability)	$109	$(164)	$52	$(151)

Represented by
Pension assets (Note 9)	$151	$—	$83	$—
Accrued benefit liability (Note 12)	(42)	(164)	(31)	(151)

	$109	$(164)	$52	$(151)

(b)
Funding status

        The funding status of the company's defined benefit pension plans is as follows:

	2005			2004
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Total	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Total
	($ in millions)
Plan assets	$720	$406	$1,126	$258	$717	$975
Benefit obligations	(690)	(508)	(1,198)	(241)	(795)	(1,036)

Excess (deficit) of plan assets over benefit obligations	$30	$(102)	$(72)	$17	$(78)	$(61)

        The company expects to contribute $53 million to its defined contribution and defined benefit pension plans in 2006 based on minimum funding requirements and before any voluntary contributions.

        The estimated future benefit payments to pensioners for the next five years and five years thereafter are as follows:

2006	2007	2008	2009	2010	2011-2015
($ in millions)
$74	$76	$77	$80	$83	$454
(c)
Significant assumptions

        The assumptions used to calculate annual expenses are those used to calculate the accrued benefit obligation at the end of the previous year. Weighted average assumptions used to calculate the accrued benefit obligation at the end of each year are as follows:

	2005		2004		2003
	Defined benefit pension plans	Non-pension post- retirement benefit plans	Defined benefit pension plans	Non-pension post- retirement benefit plans	Defined benefit pension plans	Non-pension post- retirement benefit plans
Discount rate	5%	5%	6%	6%	6.25%	6.25%
Assumed long-term rate of return on assets	7%	—	7.25%	—	7.5%	—
Rate of increase in future compensation	4%	4%	4%	4%	4%	4%
Initial medical trend rate	—	10%	—	11%	—	12%
Ultimate medical trend rate	—	5%	—	5%	—	5%
Years to reach ultimate medical trend rate	—	6	—	6	—	7
Dental trend rates	—	4%	—	4%	—	4%

        The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation of the pension portfolio. Projected rates of return for fixed income securities and equities are developed using a model which factors in long-term government debt rates, real bond yield trend, inflation, and equity premiums based on a combination of historical experience and future long-term expectations.

        The discount rate used to determine the accrued benefit obligation is determined by reference to the market interest rates at the measurement date of high quality debt instruments.

(d)
Employee future benefits expense

	2005		2004		2003
	Defined benefit pension plans	Non-pension post- retirement benefit plans	Defined benefit pension plans	Non-pension post- retirement benefit plans	Defined benefit pension plans	Non-pension post- retirement benefit plans
	($ in millions)
Current service cost	$19	$4	$18	$4	$15	$2
Interest cost	62	14	59	13	56	11
Expected gain on assets	(69)	—	(63)	—	(54)	—
Actuarial loss recognized	5	5	7	5	11	2
Early retirement window	1	—	3	—	3	—
Past service cost recognized	6	—	4	—	1	—
Other	9	(1)	7	—	1	—

Expense recognized for the year	$33	$22	$35	$22	$33	$15

        The defined contribution expense for 2005 is $7 million (2004—$5 million; 2003—$6 million).

        Certain employee future benefit costs incurred in the year and the actual return on plan assets in excess of or short of the actuarially assumed return are not taken into income and are amortized over the expected average remaining service life of employees. Employee future benefit expenses recognized in the year are reconciled to employee future benefit costs incurred as follows:

	2005		2004		2003
	Defined benefit pension plans	Non-pension post- retirement benefit plans	Defined benefit pension plans	Non-pension post- retirement benefit plans	Defined benefit pension plans	Non-pension post- retirement benefit plans
	($ in millions)
Expense recognized	$33	$22	$35	$22	$33	$15
Difference between expected and actual return on plan assets	(60)	—	(31)	—	(48)	—
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	120	32	43	11	(9)	26
Difference between past service costs amortized and past service costs arising	15	—	23	—	7	—
Other	(9)	1	(7)	—	(1)	—

Costs incurred (recovered)	$99	$55	$63	$33	$(18)	$41

(e)
Health care sensitivity

        A one percentage change in the initial and ultimate medical trend rates assumptions, as shown in Note 14(c), would have the following effect on post-retirement health care obligations and expense:

	Increase (decrease) in service and interest cost	Increase (decrease) in obligation
	($ in millions)
Impact of 1% increase in medical trend rate	$3	$39
Impact of 1% decrease in medical trend rate	(2)	(33)
(f)
Investment of plan assets

        The company's pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve an annual portfolio return over a four-year period equal to at least the Consumer Price Index plus 4%. To achieve this objective a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. Reviews of the investment guidelines for each plan are undertaken at least annually and the portfolio and investment managers' performance is monitored quarterly.

        The assets of the company's defined benefit pension plans are managed by pension fund managers under the oversight of the Teck Cominco Pension Fund Co-ordinating Society.

        The company's pension plan asset composition at December 31 is as follows:

	2005	2004
Equity securities	58%	60%
Debt securities	37%	37%
Other	5%	3%

Total	100%	100%

15.   EXCHANGEABLE DEBENTURES

	2005	2004
	($ in millions)
Exchangeable debentures due 2021 at quoted market value	$260	$240
Deferred gain (loss)	(12)	8

	$248	$248

        In September 1996, the company issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount of the exchangeable debentures is exchangeable at the option of the holder for 20.7254 common shares of Inco Limited (Inco), subject to adjustment if certain events occur, without payment of accrued interest. The company may satisfy the exchange obligation by a cash payment determined with reference to the market value of the Inco common shares at the time of the exchange.

        The exchangeable debentures are redeemable at the option of the company on or after September 12, 2006. Redemption may be satisfied by delivery of the Inco common shares owned by the company, or payment of a cash amount equal to the market value of the Inco common shares at the time of redemption.

        Inco common shares (note 7) held by the company have been pledged as security for the exchangeable debentures. The Inco exchangeable debentures are accounted for as a cash flow hedge of the anticipated disposition of the Inco common shares held by the company. The deferred gain or loss on the exchangeable debentures will be recognized against the corresponding gain or loss on disposition of the Inco common shares.

16.   Shareholders' equity

	2005		2004
	Shares	Amount	Shares	Amount
	(in 000's)	($ in millions)	(in 000's)	($ in millions)
Capital stock (a)
Class A common shares	4,674	$7	4,674	$7
Class B subordinate voting shares (b)	198,752	2,148	196,682	2,117

		2,155		2,124
Retained earnings		2,228		1,049
Exchangeable debentures due 2024 (c)		107		107
Contributed surplus (j)		61		58
Cumulative translation adjustment (i)		(168)		(117)

		$4,383		$3,221

(a)
Authorized share capital

        The company's authorized share capital consists of an unlimited number of Class A common shares (Class A shares) without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

        The Class A shares carry the right to 100 votes per share and the Class B subordinate voting shares carry the right to one vote per share. Each Class A share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects the Class A shares and Class B subordinate voting shares rank equally. Subject to certain exceptions, if a take-over bid is made in respect of the Class A shares and is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, each outstanding Class B subordinate voting share will be convertible into a Class A share, if the take-over bid is accepted by holders of a majority of the Class A shares.

(b)
Class B subordinate voting shares

	Shares	Amount
	(in 000's)	($ in millions)
At December 31, 2002	179,855	$1,779
Options exercised	1,943	25
Issued to holders of shares of predecessor companies merged with the company	12	—

At December 31, 2003	181,810	1,804
Options exercised (f)	2,609	38
Issued for convertible subordinated debentures (d)	7,275	185
Exercise of warrants (h)	4,980	90
Conversion of Class A shares to Class B subordinate voting shares	8	—

At December 31, 2004	196,682	2,117
Options exercised (f)	2,067	31
Issued to holders of shares of predecessor companies merged with the company	3	—

At December 31, 2005	198,752	$2,148

        At December 31, 2005 there were 375,158 Class B subordinate voting shares (2004 - 378,022 shares) reserved for issuance to the former shareholders of predecessor companies that merged with the company in prior years.

(c)
Exchangeable debentures due 2024

        In April 1999 the company issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco Ltd. At the time of the merger with Cominco Ltd. in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745 and each debenture became convertible into 76.596 Class B subordinate voting shares for a total, if exchanged, of 11,489,000 Class B subordinate voting shares. Interest is at 2% above the company's dividend yield using a share price of $9.72 to a maximum of 8%. In 2005 and 2004, the effective interest rate so determined was 5.74% and 4.07% respectively.

        The debentures are exchangeable by the holder or redeemable by the company at any time. If redeemed by the company, the company will pay a premium of $19 per $1,000 principal amount up to April 30, 2006 and nil thereafter.

        By virtue of the company's option to deliver a fixed number of Class B subordinate voting shares to satisfy the principal payments, the debentures net of issue costs and taxes are classified as a component of shareholders' equity. The interest, net of taxes, is charged directly to retained earnings.

(d)
Redemption of convertible debt

        On October 12, 2004, the company issued 7.3 million Class B subordinate voting shares on conversion of US$156 million stated amount at maturity of its convertible subordinated debentures due 2006, which were called for redemption. Debentures with a stated amount at maturity of US$14 million were redeemed for cash.

(e)
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

(f)
Share options

        In the year ended December 31, 2005, the company granted 367,200 Class B subordinate voting share options at market price to employees. These share options have an exercise price of $45.28, a vesting period of three years and expire in 2011.

        The company recorded stock-based compensation expense of $6 million (2004—$4 million; 2003—$3 million) relating to share options.

        The weighted average fair value of Class B subordinate voting share options was estimated as $18 per share option (2004—$10; 2003—$3) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

Valuation assumptions for share options

	2005	2004	2003
Dividend yield	0.88%	0.80%	1.77%
Risk free interest rate	3.75%	3.50%	4.50%
Expected life	4.7 years	4.5 years	3.5 years
Expected volatility	36%	36%	25%

Outstanding share options

	2005		2004
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
	(in 000's)		(in 000's)
Outstanding at beginning of year	4,426	$15.09	6,228	$13.22
Granted under plan	367	45.28	836	25.09
Exercised	(2,067)	13.77	(2,609)	13.76
SARs exercised	—	—	(6)	13.83
Expired	(14)	25.09	(23)	22.36
Forfeited	(21)	31.39	—	—

Outstanding at end of year	2,691	$20.04	4,426	$15.09

Vested and exercisable at end of year	1,803	$13.51	3,822	$13.51

Information relating to share options outstanding at December 31, 2005:

Outstanding share options	Vested share options	Price range	Weighted average exercise price on outstanding options	Weighted average remaining life on outstanding options
(in 000's)	(in 000's)			(months)
41	41	$6.39 - $9.59	$7.50	42
1,417	1,417	$9.60 - $14.39	$11.90	40
165	165	$14.40 - $21.60	$16.17	19
707	180	$21.61 - $32.42	$25.09	50
361	—	$32.43 - $45.28	$45.28	62

2,691	1,803	$6.39 - $45.28	$20.04	44

(g)
Deferred Share Units and Restricted Share Units

        Under the Deferred Share Unit (DSU) or Restricted Share Unit (RSU) plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of a Class B subordinate voting share of the company at the time they are redeemed. In the case of directors, these units vest immediately. The units granted to employees vest after three years. Upon normal retirement the units vest immediately and when early retirement occurs, units vest on a pro-rata basis. When employees are terminated without cause, units vest on a pro-rata basis. Should employees be terminated with cause, units would be forfeited. DSUs may only be redeemed at the time a holder ceases to be an employee or director while RSUs must be redeemed at the end of a three-year period measured from the end of the year immediately preceding the grant. Additional share units are issued to reflect dividends paid on Class B subordinate voting shares.

        As at December 31, 2005, the outstanding DSUs and RSUs issued are 222,320 and 122,547 respectively. The company recorded an expense of $12 million in the year (2004—$3 million), in respect of the current year grants and appreciation of all outstanding units.

(h)
Warrants

        In May 2004, the company received $90 million on the exercise of the 4,980,000 remaining warrants to purchase Class B subordinate voting shares at a price of $18 per share. The warrants were issued in 1999.

(i)
Cumulative translation adjustment

        The cumulative translation adjustment represents the net unrealized foreign exchange gains (losses) on translation of the accounts of self-sustaining foreign subsidiaries, net of foreign exchange losses on the portion of US dollar denominated debt designated as hedges against these investments.

	2005	2004	2003
	($ in millions)
Cumulative translation adjustment — beginning of year	$(117)	$(43)	$105
Exchange differences on investments in foreign subsidiaries	(53)	(134)	(338)
Exchange differences on debt designated as a hedge of self-sustaining foreign subsidiaries	—	34	190
Exchange loss realized on reduction or disposal of foreign investment (Note 4(c))	2	26	—

Cumulative translation adjustment — end of year	$(168)	$(117)	$(43)

(j)
Contributed surplus

	2005	2004	2003
	($ in millions)
Beginning of year	$58	$57	$55
Stock-based compensation expense (f)	6	4	3
Transfer to Class B subordinate voting shares on exercise of share options	(3)	(2)	(1)
Redemption of convertible debt (d)	—	(1)	—

End of year	$61	$58	$57

(k)
Earnings per share

        The following table reconciles the basic and diluted earnings per share of the company:

	2005	2004	2003
	($ in millions, except per share data)
Basic earnings
Earnings from continuing operations	$1,345	$594	$125
Less interest on exchangeable debentures, net of taxes	(4)	(3)	(3)

Earnings from continuing operations, less interest on exchangeable debentures, net of taxes	1,341	591	122
Earnings from discontinued operation	—	23	9

Net earnings available to common shareholders	$1,341	$614	$131

Diluted earnings
Earnings from continuing operations	$1,345	$594	$125
Earnings from discontinued operation	—	23	9

Net diluted earnings available to common shareholders	$1,345	$617	$134

Weighted average shares outstanding (000's)	202,472	192,993	184,823
Effect of dilutive securities
Incremental shares from share options	2,121	1,830	468
Shares issuable on conversion of exchangeable debentures	11,489	11,489	11,489

Weighted average diluted shares outstanding	216,082	206,312	196,780

Basic earnings per share	$6.62	$3.18	$0.71
Basic earnings per share from continuing operations	$6.62	$3.06	$0.66
Diluted earnings per share	$6.22	$2.99	$0.68
Diluted earnings per share from continuing operations	$6.22	$2.88	$0.64

        In 2003, convertible debentures and warrants were outstanding and convertible into Class B subordinate voting shares but were not dilutive.

(l)
Dividends

        On a per share basis, the dividends declared for the year ended December 31, 2005 were $0.80 (2004—$0.30; 2003—$0.20).

17.   INTEREST ON LONG-TERM DEBT

        The company incurred interest expense on long-term debt as follows:

	2005	2004	2003
	($ in millions)
Interest expense	$69	$58	$61
Amortization of debt discount	—	3	5

	69	61	66
Less amounts capitalized	—	—	(1)

	$69	$61	$65

18.   OTHER INCOME (EXPENSE)

	2005	2004	2003
	($ in millions)
Income from Fording	$76	$13	$10
Gain on sale of investments and assets	58	25	22
Interest and investment income	56	10	5
Insurance proceeds	21	12	20
Additional Quebrada Blanca and Cajamarquilla sales proceeds	19	12	—
Gain on dilution of interest in Elkview mine	19	—	—
Non-hedge derivative losses (a)	(29)	(4)	—
Asset retirement expense for closed properties (b)	(24)	(22)	(24)
Minority interests	(15)	(9)	—
Miscellaneous expense	(26)	(13)	(32)

	$155	$24	$1

(a)
Included in non-hedge derivative losses is $26 million (2004—$8 million) relating to copper forward collars and $3 million (2004—$(4) million) relating to zinc forward purchase commitments that are not accounted for as hedges.

(b)
Included in asset retirement expense is $18 million (2004—$15 million) relating to increases in the estimated requirement of asset retirement obligations for closed properties and $6 million (2004—$7 million) in accretion relating to these properties (Note 13).

19.   INCOME AND RESOURCE TAXES

(a)
Income and resource tax expense

	2005	2004	2003
	($ in millions)
Current
Income tax	$331	$26	$21
Resource tax	116	76	20
Large corporation tax	—	4	3

	447	106	44
Future
Income tax	116	205	2
Resource tax	12	(6)	4

	128	199	6

	$575	$305	$50

(b)
Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

	2005	2004	2003
	($ in millions)
Tax expense at the statutory income tax rate of 34.4% (2004—35.5%; 2003—37.6%)	$661	$319	$62
Tax effect of
Resource taxes, net of resource and depletion allowances	48	31	12
Non-taxable portion of income	(35)	—	—
Benefit of tax losses not previously recognized	(45)	(31)	—
Benefit of tax rate reduction	(21)	—	—
Difference in tax rates in foreign jurisdictions	(9)	(12)	(21)
Other	(24)	(2)	(3)

	$575	$305	$50

(c)
Temporary differences giving rise to future income and resource tax assets and liabilities

	2005	2004
	($ in millions)
Future income and resource tax assets
Net operating loss carry forwards	$188	$227
Property, plant and equipment	(124)	(88)
Research and development tax credits	1	38
Asset retirement obligations	37	36
Other	21	33
Valuation allowance	—	(94)

	123	152
Less current portion	(8)	(15)

	$115	$137

Future income and resource tax liabilities
Property, plant and equipment	$739	$721
Net operating loss carry forwards	—	(6)
Asset retirement obligations	(92)	(91)
Amounts relating to partnership year ends	348	191
Other	30	87

	1,025	902
Less current portion	(118)	(7)

	$907	$895

(d)
Earnings and taxes by jurisdiction

(i)
Earnings before income and resource taxes from continuing operations are earned in the following tax jurisdictions:

	2005	2004	2003
Canada	$1,215	$534	$79
Foreign	705	365	86

	$1,920	$899	$165

  (ii)
  Income and resource tax expense from continuing operations by jurisdiction is as follows:

	2005	2004	2003
	($ in millions)
Current income and resource taxes
Canada	$339	$101	$29
Foreign	108	5	15

	447	106	44
Future income and resource taxes
Canada	115	151	11
Foreign	13	48	(5)

	128	199	6

	$575	$305	$50

(e)
The company has non-resident subsidiaries that have undistributed earnings. Provisions have not been recorded for taxes that may arise on repatriation of these earnings as these undistributed earnings are not expected to be repatriated in the foreseeable future. It is not practical to determine the future taxes that may be payable upon the repatriation of such earnings.

(f)
Loss carry forwards

(i)
Canada and provincial tax jurisdictions

          At December 31, 2005, the company had no remaining Canadian and provincial net operating loss carry forwards (2004—$15 million).

  (ii)
  United States federal and state tax jurisdictions

          At December 31, 2005, the company had United States federal and state net operating loss carry forwards of $477 million (2004—$560 million). These loss carry forwards expire at various dates between 2007 and 2024.

(g)
Valuation allowance

        The company has fully recognized the benefit of regular income loss carry forwards. In 2004, the company had a valuation allowance relating to US operations of $94 million.

(h)
Other disclosure

        In the normal course of business, the company is subject to audit by taxation authorities. For major entities, audits by the Canadian taxation authorities on years after 2000 are not yet completed. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

20.   PARTNERSHIPS AND JOINT VENTURES

        The principal operations of the company which are accounted for using the proportionate consolidation method of accounting are Elk Valley Coal and the Antamina, Pogo and Hemlo mines. Prior to the acquisition of a further 33.6% interest in the first quarter of 2004, Highland Valley Copper was also accounted for as a joint venture. Antamina has been accounted for as a joint venture beginning July 1, 2003. The company's share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:

	2005	2004	2003
	($ in millions)
Assets
Cash	$166	$143	$79
Other current assets	320	204	201
Mineral properties, plant and equipment	1,258	1,128	1,306

	$1,744	$1,475	$1,586

Liabilities and Equity
Current liabilities	$223	$150	$84
Long-term liabilities	381	447	557
Equity	1,140	878	945

	$1,744	$1,475	$1,586

Earnings
Revenues	$1,847	$1,223	$1,019
Expenses	1,033	920	834

Net earnings	$814	$303	$185

Cash flow
Operating activities	$843	$496	$325
Financing activities	(83)	(61)	(30)
Investing activities	(203)	(144)	(58)
Distributions	(526)	(203)	(195)
Cash recognized on consolidation of Antamina	—	—	41
Effect of exchange rates on cash	(8)	(6)	(2)

Increase in cash	$23	$82	$81

21.   SUPPLEMENTARY CASH FLOW INFORMATION

	2005	2004	2003
	As restated Note 3(f)	As restated Note 3(f)
	($ in millions)
(a) i) Cash and cash equivalents
Cash	$132	$115	$65
Money market investments with maturities from the date of acquisition of 3 months or less	1,966	760	31

	$2,098	$875	$96

ii) Temporary investments
Money market investments with maturities from the date of acquisition of
3-6 months	$911	$32	—
6-12 months	75	—	—

	$986	$32	$—

(b) Changes to non-cash working capital items
Accounts and settlements receivable	$(164)	$(58)	$(76)
Inventories	(122)	(24)	102
Accounts payable and accrued liabilities	34	6	(1)
Current income and resource taxes payable	229	49	2

	$(23)	$(27)	$27

(c) Interest and taxes paid
Interest paid	$49	$50	$57
Income and resource taxes paid	$177	$79	$14
(d) Non-cash financing transaction
Value ascribed to shares issued on conversion of debt (Note 16(d))	$—	$185	$—

22.   COMMITMENTS AND CONTINGENCIES

(a)
Derivatives and financial instruments

        The company's derivative positions at December 31, 2005 are as follows:

	2006	2007	2008	2009	Total	Unrealized gain (loss)
						(Cdn$ millions)
Gold (thousands of ozs)
Fixed forward sales contracts	—	44	44	43	131
Average price (US$/oz)	—	350	350	350	350	$(30)
Fixed forward sales contracts	34	8	—	—	42
Average price (C$/oz)	520	520	—	—	520	(4)
US dollars (millions) (i)
Fixed forward sales contracts	159	—	—	—	159
Average exchange rate	1.44	—	—	—	1.44	45
Zinc (millions of lbs) (ii)
Fixed forward purchase commitments	7	—	—	—	7
Average price (US¢/lb)	61	—	—	—	61	2
Lead (millions of lbs) (ii)
Fixed forward purchase commitments	2	—	—	—	2
Average price (US¢/lb)	40	—	—	—	40	—

Interest rate swap

Principal amount	Rate swapped	Rate obtained	Maturity date	Unrealized gain
US$100 million	7.00%	LIBOR plus 2.14%	September 2012	—

(i)
Included in the U.S. dollar forward sales contracts of US$159 million is the company's share of forward sales contracts at Elk Valley Coal of US$37 million.

(ii)
From time to time, certain customers purchase refined zinc and lead at fixed forward prices from the company's smelter and refinery operations. The forward purchase commitments for zinc and lead are matched to these fixed price sales commitments to customers. As the fixed price sales commitments to customers contain a fixed premium component, the relationships are not considered to be sufficiently effective under hedge standards. Accordingly, the company is unable to apply hedge accounting to zinc and lead forward purchase commitments and has recognized mark-to-market and realized losses in other income and expense.

(b)
Legal proceedings and contingencies

        The company considers provisions for all its outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2005, or with respect to future claims, cannot be predicted with certainty.

Lake Roosevelt

        On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal and the District Court entered a stay of proceedings pending the appeal. The

Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association have filed amicus briefs in support of TCML's position. Oral argument of the appeal was heard on December 5, 2005 in Seattle, Washington and the Court reserved judgment.

        In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

        The original citizen's suit was brought pursuant to Section 310(a)(i) of the US Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply US law in Canada.

        The Government of Canada and the Government of the US are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

        There can be no assurance the amount offered to fund the studies will be sufficient or any offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

Competition Investigation

        TCML, as the marketing agent for HVC, responded to an Order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The United States Department of Justice and the European Commission decided not to proceed with their investigations and have closed their files on the case. The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

Tax Recovery

        The company has appealed the reassessment of Ontario mining taxes by the Minister of Finance (Ontario) on its gold hedging gains. In a similar case, the Ontario Court of Appeal ruled that gold hedging gains were exempt from Ontario mining taxes. The Minister of Finance (Ontario) appealed this ruling to the Supreme Court of Canada and is currently awaiting a decision. The company has assessed the effect of these court cases and has not recorded any recovery of the disputed amounts pending the outcome of the appeal. The amount of mining taxes and interest which may be recovered is approximately $16 million.

(c)
Commitments and guarantees

Red Dog Commitments

        Pursuant to a royalty agreement with NANA Regional Corporation Inc. (NANA), TCAK pays NANA an annual advance royalty equal to the greater of 4.5% of Red Dog mine's net smelter return or US$1 million. After the company recovers certain capital expenditures including an interest factor, TCAK will pay to NANA 25% of net proceeds of production from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Advance royalties previously paid will be recoverable against the 25% royalty on net proceeds of production. As at December 31, 2005, the amount of unrecovered capital expenditures including interest was US$621 million (2004—US$837 million), and the cumulative amount of advance royalties paid was US$114 million (2004—US$97 million). The date on which the 25% net proceeds of production royalty will become payable to NANA will depend on a number of factors, including future zinc and lead prices, capital expenditures and the cumulative amount of advance royalty payments.

        TCAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all concentrate produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million, with fee escalation provisions based on zinc price and annual tonnage.

        TCAK has also entered into agreements for the transportation and handling of concentrates from the millsite. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the minimum annual fees amount to approximately US$9 million, with adjustment provisions based on variable cost factors.

Antamina Royalty

        On the acquisition of the company's interest in the Antamina mine, the company granted the vendor a net profits royalty equivalent to 7.4% of the company's share of the project's free cash flow after recovery of capital costs and an interest factor on approximately 60% of project costs. As at December 31, 2005 the company's share of unrecovered project costs including interest was US$44 million (2004—US$185 million).

Fort Hills

        Under the Fort Hills agreement the company has committed to contribute 34% of the first $2.5 billion of partnership expenditures on the Fort Hills project. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $2.5 billion. Any unspent amounts will be distributed by the partnership, with the company receiving its 15% limited partner's share.

Elk Valley Coal Partnership Guarantee

        Elk Valley Coal has provided an unsecured guarantee, limited in recourse against the company to the assets of Elk Valley Coal and the interest of the company therein, with respect to up to

$400 million of borrowings by Fording incurred principally in connection with the financing of the transaction pursuant to which the company acquired its interest in Elk Valley Coal.

Operating Leases

        Amounts payable under operating leases are $97 million, with annual payments of $22 million in 2006, $14 million in 2007, $10 million in 2008, $8 million in 2009, $7 million in 2010, and $36 million thereafter. The leases are primarily for office premises, mobile equipment and rail cars.

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

23.   FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts of cash and temporary investments, accounts and settlements receivable, long-term receivables and deposits, other investments, accounts payable, accrued liabilities, long-term debt and other liabilities represent their fair value unless otherwise disclosed. The carrying amounts and the quoted market values of the company's investments are disclosed in Note 7, and the debentures exchangeable for Inco common shares are disclosed in Note 15. The market values for derivative and financial instruments are disclosed in Note 22(a).

        The carrying amounts and estimated fair values of the company's debt instruments at December 31 are summarized as follows:

	2005		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	($ in millions)
6.125% debentures due October 2035	$806	$810	$—	$—
5.375% debentures due October 2015	349	347	—	—
7% debentures due September 2012	231	254	238	265
6.875% debentures due February 2006	175	175	181	186
Antamina senior debt	146	146	245	245

24.   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

        The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the company's net earnings is summarized as follows:

	2005	2004	2003
	($ in millions, except per share data)
Net earnings under Canadian GAAP	$1,345	$617	$134
Add (deduct)
Inventory valuation (a)	—	—	17
Exchangeable debentures due 2024 and convertible debentures (b)	(6)	(6)	(3)
Unrealized holding gains (losses) on investments (c)	33	(51)	94
Share of earnings (losses) in Antamina and Fording (d)	(1)	(3)	12
Deferred start-up costs (e)	3	(4)	3
Derivative instruments (g)
Embedded derivative	(25)	46	(131)
Fair value hedges	(62)	31	177
Asset retirement obligations (h)	(3)	(4)	(4)
Capitalized interest (k)	8	2	—
Tax effect of adjustments	23	(16)	(75)

Net earnings before changes in accounting principles	1,315	612	224
Add (deduct)
Asset retirement obligation — cumulative adjustment (h)	—	—	(58)
Underground development amortization (j)	—	(7)	—
Tax effect of adjustments	—	3	21

Net earnings under US GAAP before comprehensive income adjustments adjustments	1,315	608	187
Add (deduct)
Unrealized holding gains (losses) on investments (c)	51	(4)	36
Cumulative translation adjustment (f)	(51)	(79)	(148)
Derivative instruments—cash flow hedges (g)	(30)	(33)	31
Additional minimum pension liability (i)	(22)	52	47
Tax effect of adjustments	11	(1)	(22)

Comprehensive income	$1,274	$543	$131

Earnings per share under US GAAP, before changes in accounting principles
Basic	$6.49	$3.17	$1.19
Diluted	$6.09	$2.96	$1.12
Earnings per share under US GAAP, before comprehensive income adjustments
Basic	$6.49	$3.15	$0.99
Diluted	$6.09	$2.95	$0.93

Balance Sheets under Canadian GAAP and US GAAP

	2005		2004
	Canadian GAAP As restated Note 3(f)	US GAAP As restated Note 3(f)	Canadian GAAP As restated Note 3(f)	US GAAP As restated Note 3(f)
	($ in millions)
Assets
Current assets
Cash and cash equivalents	$2,098	$2,098	$875	$875
Temporary investments	986	986	32	32
Accounts and settlements receivable	531	531	371	371
Inventories	652	652	533	533
Derivative instruments (g)	—	45	—	77

	4,267	4,312	1,811	1,888
Investments (c,d)	666	760	469	460
Property, plant and equipment (e,h,j,k)	3,532	3,469	3,488	3,427
Other assets (g,i)	344	382	291	417

	$8,809	$8,923	$6,059	$6,192

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (g)	$442	$445	$375	$395
Dividends payable	81	81	—	—
Current portion of long-term debt	213	213	38	38
Current income and resource taxes payable	261	261	40	40
Current portion of future taxes	118	118	7	7

	1,115	1,118	460	480
Long-term debt (b)	1,508	1,615	627	734
Other liabilities (g,h)	648	615	608	552
Future income and resource taxes	907	938	895	935
Exchangeable debentures	248	248	248	248
Shareholders' equity	4,383	4,389	3,221	3,243

	$8,809	$8,923	$6,059	$6,192

Shareholders' Equity under Canadian GAAP and US GAAP

	2005		2004
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	($ in millions)
Capital stock	$2,155	$2,155	$2,124	$2,124
Retained earnings	2,228	2,330	1,049	1,177
Exchangeable debentures due 2024 (b)	107	—	107	—
Contributed surplus	61	61	58	58
Cumulative translation adjustment (f)	(168)	—	(117)	—
Accumulated other comprehensive income (f)	—	(157)	—	(116)

	$4,383	$4,389	$3,221	$3,243

(a)
Coal inventory valuation at Bullmoose mine

        Production inventory at the Bullmoose mine was previously recorded at net realizable value. US GAAP requires such inventory to be valued at the lower of cost and market. The Bullmoose mine was closed during 2003.

(b)
Exchangeable debentures due 2024 and convertible debentures

        Under Canadian GAAP a portion of the convertible debentures, which were settled in full during 2004, was classified as equity. The difference between the carrying amount of the debentures and the contractual liability was amortized to earnings over the term of the debentures. The exchangeable debentures due 2024 have been classified as equity with related interest being charged directly to retained earnings. Under US GAAP both debentures would be classified as liabilities and interest would be charged against current period earnings.

(c)
Unrealized holding gains (losses) on investments

        For US GAAP purposes, certain of the company's marketable securities are considered to be either available-for-sale securities or trading securities. Available-for-sale securities are carried at market value with unrealized gains or losses included in other comprehensive income until realized or until an other-than-temporary decline occurs. The company's trading securities are carried at market value with unrealized gains or losses included in net earnings.

(d)
Share of earnings (losses) in Antamina and Fording Canadian Coal Trust

        Adjustments in respect of the company's share of earnings in Antamina and Fording arise due to various differences between US and Canadian GAAP. Prior to July 1, 2003, the company equity-accounted its interest in Antamina. The company began to proportionately consolidate its investment in Antamina on July 1, 2003. As a result, the company's share of US GAAP reconciling items for Antamina are separately included beginning July 1, 2003 in the related adjustments.

(e)
Deferred start-up costs

        Under Canadian GAAP, certain mine start-up costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project. Under US GAAP, these costs are expensed as incurred.

(f)
Comprehensive income

        Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130 "Reporting Comprehensive Income". Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders' equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). A standard for comprehensive income and other comprehensive income is not yet effective under Canadian GAAP.

(g)
Derivative instruments

        Under Canadian GAAP, derivative instruments to which hedge accounting is applied are held off-balance sheet with realized gains and losses recorded in net earnings. Non-hedge derivative instruments must be recorded on the balance sheet at fair value with changes in fair value recorded in other income (Note 22(a)).

        For US GAAP purposes, all derivatives are recorded on the balance sheet as either assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on whether the derivative has been designated as a fair value or cash flow hedge and whether it qualifies as part of a hedging relationship.

  (i)
  For fair value hedges, the effective portion of the changes in fair value of the derivatives is offset by changes in the fair value of the hedged item in net earnings. For cash flow hedges the effective portion of the changes in fair value are accumulated in other comprehensive income and released into net earnings when the hedged item affects net earnings. For derivatives not accounted for as part of a hedging relationship, changes in fair value are included in net earnings.

  (ii)
  The company's exchangeable debentures due 2021 include an option to settle the debt with Inco shares. Under US GAAP, this option constitutes an embedded derivative which must be accounted for as a separate derivative instrument and recorded on the balance sheet at fair value with changes in fair value included in net earnings. A standard for embedded derivatives does not yet exist under Canadian GAAP.

        In 2005 and 2004, certain instruments entered into by Elk Valley Coal were designated as cash flow hedges. For US GAAP purposes, the company did not designate any other derivatives as hedges under SFAS 133 in the periods presented.

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

(i)
Additional minimum pension liability

        For US GAAP purposes, the company is required to recognize an additional minimum pension liability in the amount of the excess of the company's unfunded accrued benefit obligation over the fair value of the plan assets. An intangible asset is recorded equal to any unrecognized past service costs. Changes in the additional minimum pension liability and intangible asset are recorded in other comprehensive income.

(j)
Underground development amortization

        Under Canadian GAAP, the company retroactively adopted the block method of underground amortization, effective January 1, 2004, which resulted in a $4 million charge to opening retained earnings. US GAAP requires that such a change be accounted for as a cumulative adjustment through the current period income statement. Net earnings under US GAAP were reduced by $4 million after-tax during 2004.

(k)
Capitalized interest

        For US GAAP purposes, interest costs must be capitalized for all assets that are under development. For Canadian GAAP, interest may be capitalized only on project specific debt.

(l)
Cash flow from operating activities

        Under US GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes to working capital items is not permitted.

(m)
Recent US accounting pronouncements

        During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation and amortization for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the company's 2006 financial statements.

        In June 2005, the Emerging Issues Task Force issued EITF 04-06—"Accounting for Post-Production Stripping Costs in the Mining Industry". The EITF requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 is effective for the company's 2006 financial statements. In Canada, the ASFB issued EIC D56 "Accounting for Deferred Stripping Costs in the Mining Industry". If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized.

        As at December 31, 2005 the company has $52 million in deferred stripping costs. Should EIC D56 be adopted, the company will continue to defer stripping costs of major mine expansions which allow the company to mine reserves not previously included in the reserve base. In 2006, the company would expect to defer approximately $23 million of costs in respect of the mine expansion at Highland Valley Copper. These costs would be included in variable production costs for US GAAP purposes.

25.   SEGMENTED INFORMATION

        The company has six reportable segments: zinc smelters, zinc mines, copper, gold, coal, and corporate and other. Revenue from refined lead, electrical power, fertilizers and specialty metals earned at smelting operations are included in zinc smelter revenue for segmented purposes. All revenue from a mine is included in one segment based upon the principal product of the mine. The corporate segment includes the company's administrative, investment, exploration and business development activities.

	2005
	Zinc smelters	Zinc mines	Copper	Gold	Coal	Corporate and other	Total
	($ in millions)
Segment revenues	$937	$731	$1,566	$127	$1,173	$194	$4,728
Less inter-segment revenues	—	(159)	(11)	—	(2)	(141)	(313)

Revenues	937	572	1,555	127	1,171	53	4,415
Operating profit	149	327	1,009	9	512	—	2,006
Interest expense	—	—	(14)	—	—	(55)	(69)
Other corporate expenses	—	—	—	—	—	(17)	(17)

Earnings before taxes and discontinued operation	149	327	995	9	512	(72)	1,920
Capital expenditures	34	45	32	100	101	14	326
Total assets	1,370	1,664	1,217	358	656	3,544	8,809

	2004
	Zinc smelters	Zinc mines	Copper	Gold	Coal	Corporate and other	Total
	($ in millions)
Segment revenues	$1,006	$643	$1,100	$142	$645	$17	$3,553
Less inter-segment revenues	—	(123)	—	—	—	(2)	(125)

Revenues	1,006	520	1,100	142	645	15	3,428
Operating profit	135	203	628	32	125	1	1,124
Interest expense	—	—	(15)	—	—	(46)	(61)
Other corporate expenses	—	—	—	—	—	(164)	(164)

Earnings before taxes	135	203	613	32	125	(209)	899
Capital expenditures	24	37	17	82	53	3	216
Total assets	1,297	1,456	1,197	263	513	1,333	6,059

	2003
	Zinc smelters	Zinc mines	Copper	Gold	Coal	Corporate and other	Total
	($ in millions)
Segment revenues	$800	$430	$394	$143	$547	$13	$2,327
Less inter-segment revenues	—	(95)	—	—	—	(4)	(99)

Revenues	800	335	394	143	547	9	2,228
Operating profit	24	42	83	30	91	—	270
Interest expense	—	—	(9)	—	—	(56)	(65)
Other corporate expenses	—	—	—	—	—	(40)	(40)

Earnings before taxes and discontinued operation	24	42	74	30	91	(96)	165
Capital expenditures	39	52	22	23	19	3	158
Total assets	1,561	1,496	944	212	476	686	5,375

        The geographic distribution of the company's property, plant and equipment and external sales revenue is as follows, with revenue attributed to regions based on the location of the customer:

	Property, Plant & Equipment		Revenues
	2005	2004	2005	2004	2003
	($ in millions)
Canada	$1,755	$1,732	$578	$583	$408
United States	1,260	1,213	842	680	591
Latin America	509	532	252	156	66
Asia	—	11	1,894	1,321	795
Europe	—	—	809	688	368
Other	8	—	40	—	—

	$3,532	$3,488	$4,415	$3,428	$2,228

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Auditors' Report
to the Shareholders of Teck Cominco Limited

        We have audited the consolidated balance sheets of Teck Cominco Limited as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for the each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

        As described in note 3(f), the company has restated previously issued financial statements and our previous report dated February 2, 2006 has been withdrawn.

Chartered Accountants
Vancouver, British Columbia, Canada
February 2, 2006
except for note 3(f) which is as of May 17, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

        THIS DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT FEBRUARY 15, 2006, AND SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2005. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD., AND A REFERENCE TO TECK COMINCO METALS OR TO COMINCO REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

CAUTION ON FORWARD-LOOKING INFORMATION

        This report contains certain statements which constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management's expectations or plans. These statements include but are not limited to statements concerning our business objectives and plans; future trends in our industry; future production costs and volumes; mineral grades, reserve and resource estimates and ore types; sales volumes and realized prices; capital spending plans; exploration plans; expansion plans; expected metallurgical coal market fundamentals and prices; availability of equipment and supplies; expected plant availability; success of process changes; our processing technologies; global economic growth and industrial demand; production of coal, base metal concentrates and refined metal by our operations; future metal prices and treatment charges; future royalties payable; changes in global metal and concentrate inventories; currency exchange rates; costs of energy, materials and supplies; the outcome of disputes and legal proceedings in which we are involved; future effective tax rates; and future benefits costs.

        Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans, including risks generally encountered in the development and operation of mineral properties and processing facilities such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of our principal products, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates, including the risk of errors in assumptions or methodologies; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; risks associated with our dependence on third parties in the provision of transportation and other critical services; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; and risks associated with legal proceedings.

        Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this annual report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, coal and gold and our other primary metals and minerals as well as oil, natural gas and petroleum products develop as expected; that we receive regulatory and governmental approvals for our development projects and other operations on a timely basis; that we are able to obtain financing for our development projects on reasonable terms; that there is no unforeseen deterioration in our costs of production or our production and productivity levels; that we are able to continue to secure adequate transportation for our products; that we are able to procure mining equipment and operating supplies (including tires) in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for our development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that our reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that we realize expected premiums over London Metal Exchange cash and other benchmark prices; that our coal price negotiations with customers will be resolved on acceptable terms as to price and volume; that environmental and other proceedings or disputes are satisfactorily resolved; and that we maintain our ongoing relations with our employees and with our business partners and joint venturers.

        We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in our Annual Information Form. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

OPERATIONS

        Coal mining represents a major portion of Teck Cominco operations. The company is a 39% owner (increasing to 40% on April 1, 2006) and managing partner of the Elk Valley Coal Partnership, formed in 2003, which operates six metallurgical coal mines in Western Canada, with coal production of 26 million tonnes in 2005.

        In base metal mining, Teck Cominco owns and operates the Red Dog zinc mine under an agreement with NANA Regional Corporation Inc., an Alaskan native corporation. In addition, the company has a 97.5% partnership interest in the Highland Valley Copper mine in British Columbia and a 22.5% interest in the Antamina copper, zinc mine in Peru. The company also owns the Pend Oreille zinc, lead mine in Washington State, which provides concentrates to the Trail metallurgical operations.

        Teck Cominco's gold mining operations are represented with its 50% joint venture interest in two mines in the Hemlo camp in Ontario and a 40% interest in the Pogo mine in Alaska in a joint venture with the Sumitomo Group.

        In smelting and refining, the company operates the wholly owned Trail metallurgical complex in British Columbia, producing refined zinc, lead and a number of by-products including germanium and indium.

        The table below shows Teck Cominco's share of production of its principal products for the last five years and planned production for 2006.

        Five-Year Production Record and 2006 Plan (Company's share)

	UNITS (000's)	2001	2002	2003	2004	2005	2006 PLAN
SMELTER AND REFINERIES (Note 1)
Zinc	tonnes	290	362	412	413	223	295
Lead	tonnes	55	81	88	84	69	95
MINE OPERATIONS (Note 2)
Metallurgical coal (Note 3)	tonnes	6,671	6,889	7,558	9,277	9,948	9,700
Zinc	tonnes	731	714	665	619	657	660
Lead	tonnes	158	126	125	119	110	115
Copper	tonnes	150	202	176	248	263	260
Molybdenum	pounds	2,609	3,836	4,934	11,631	9,482	7,400
Gold	ounces	553	285	281	261	245	440

Notes:

(1)
Planned production of refined zinc and lead in 2006 is higher than 2005 levels because 2005 production was affected by a strike from July to early October at Trail. Zinc production decreased with the sale of the Cajamarquilla zinc refinery in Peru at the end of 2004.

(2)
Production and sales data for base metals refer to metals contained in concentrate.

(3)
Coal production does not include the company's 5.3% indirect interest in Elk Valley Coal Partnership through its investment in Fording Canadian Coal Trust units

ZINC MINING

RED DOG (100%)

        The Red Dog mine, located in northwest Alaska, is the world's largest zinc producer. It is operated by Teck Cominco under an agreement with NANA Regional Corporation Inc., an Alaskan native corporation.

        In 2005, the mine produced 568,000 tonnes (1.25 billion pounds) of zinc and 102,000 tonnes (225 million pounds) of lead. Site operating costs increased 16% in 2005 as a result of escalating fuel, reagent, and grinding media costs. Capital expenditures in 2005 totalled $34 million compared with $19 million in 2004. A shallow gas exploration program returned positive preliminary results, and a follow-up program is planned for 2006 to determine the economic potential as a replacement for diesel fuel used for power generation.

        Zinc sales in 2005 were 18% lower than the year before as above-normal sales volumes in 2004 resulted in lower opening inventories at the beginning of 2005.

        Despite lower sales volumes, operating profit increased to $325 million from $207 million in 2004, primarily due to higher zinc and lead prices.

        The lead concentrate produced by Red Dog contains significant amounts of silver. In 2005, Red Dog received by-product revenues for 1.97 million ounces of silver, net of treatment charges, as part of the sales proceeds of lead concentrates. Similar amounts of silver contained in lead concentrates are expected in 2006. Production in 2006 is estimated to be 574,000 tonnes (1.26 billion pounds) of zinc and 108,000 tonnes (238 million pounds) of lead. Capital expenditures for 2006 are planned at $31 million, including $9 million for infrastructure, $7 million for process improvements and $15 million for sustaining capital.

RED DOG MINE, ALASKA, U.S.A.

100%	2005	2004	2003
Tonnes milled (000's)	3,087	2,948	3,154
Zinc grade (%)	21.7	22.0	21.7
Lead grade (%)	5.6	6.0	6.2
Zinc recovery (%)	84.9	85.6	84.6
Lead recovery (%)	59.0	65.9	63.8
Zinc production (000's tonnes)	568.0	554.2	579.3
Zinc sales (000's tonnes)	544.8	661.2	566.5
Lead production(000's tonnes)	102.3	117.0	124.9
Lead sales (000's tonnes)	105.0	126.8	124.4
Capital expenditures ($ millions)	34	19	7
Operating profit ($ millions)	325	207	42

        Pursuant to a royalty agreement with NANA Regional Corporation Inc., the company pays NANA an annual advance royalty equal to the greater of 4.5% of Red Dog mine's net smelter return or US$1 million. After the company recovers certain capital expenditures including an interest factor, the company will pay to NANA a 25% net proceeds of production royalty from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Advance royalties previously paid will be recoverable against the 25% royalty on net proceeds of production. As at December 31, 2005, the amount of unrecovered capital expenditures including interest was US$621 million and the cumulative amount of advance royalties paid was US$114 million. The date on which the 25% net proceeds of production royalty will become payable to NANA will depend on a number of factors, including future zinc and lead prices, capital expenditures and the cumulative amount of advance royalty payments. The company estimates that payment of the 25% royalty could commence in 2010 assuming metal prices and capital expenditure levels are consistent with those in 2005.

PEND OREILLE (100%)

        The Pend Oreille mine, located in northeastern Washington State, provides zinc and lead concentrates to the Trail smelter 80 km north of the mine in British Columbia. In 2005, production totalled 45,000 tonnes of zinc and 8,000 tonnes of lead in concentrates. Production in 2006 is estimated to be at similar levels. Development of an access ramp to the north end of the reserve is now complete, and exploration in the immediate vicinity of the mine will continue in 2006.

        Operating profit improved to $2 million in 2005 compared with a $4 million operating loss in 2004 as a result of increased production and higher metal prices.

COAL

ELK VALLEY COAL PARTNERSHIP (39%)

        Elk Valley Coal operates five metallurgical coal mines in southeastern British Columbia and one in west central Alberta. Elk Valley Coal is the second largest seaborne exporter of metallurgical coal in the world. Expansion initiatives were completed in 2005 to increase the combined annual production capacity of the six operations to 28 million tonnes. Teck Cominco holds a 39% (40% on April 1, 2006) partnership interest in Elk Valley Coal and a 5.3% indirect interest through its investment in Fording Canadian Coal Trust.

        Decisions were made in 2004 to proceed with the development of the Cheviot pit at Cardinal River and to proceed with expansion plans at the Fording River and Elkview operations.

        Total expenditures in 2005 on these three projects were $131 million. The Fording River expansion and the development of the Cheviot pit at Cardinal River were completed in 2005, and the capacity addition work at Elkview is expected to be completed in 2007.

        In August 2005, Elk Valley Coal finalized an agreement with POSCO and Nippon Steel Corporation that provided for ten-year sales contracts, with annual sales tonnage increasing from 4.9 million tonnes in the 2005 coal year to 6.3 million tonnes by the 2007 coal year. In addition, POSCO and Nippon Steel each contributed US$25 million to acquire a 2.5% equity interest in Elkview. The proceeds of the sale of the equity interest are being utilized to fund the equipment purchases required to expand annual production capacity to 7 million tonnes.

COAL OPERATIONS, B.C. AND ALBERTA, CANADA

100%	2005	2004	2003
Coal production (000's tonnes)
Elk Valley Coal	25,679	24,889	18,406
Elkview	—	—	824
Bullmoose	—	—	479
Coal sales (000's tonnes)	24,124	25,004	22,566
Operating expenses (Cdn$/tonne)
Cost of products sold	32	26	28
Transportation and other	35	29	25
Capital expenditures (Note) ($ millions)	64	43	15
Company's share of operating profit ($ millions)	512	125	91

Note:    Sustaining capital expenditures exclude expansion capacity costs

        Additional waste stripping, which is required for sustaining a higher production rate, began in 2005 and is expected to continue into 2007.

        A letter of intent was signed with JFE Steel Corporation on a ten-year coal sales contract to increase its annual tonnage to 2.5 million tonnes. The JFE contract is expected to be finalized in early 2006.

        Coal sales by Elk Valley Coal declined slightly from the 2004 level to 24.1 million tonnes in 2005 despite the strong coal market fundamentals. The decrease was due mainly to a buildup of inventories caused by the deferral of shipments by several customers in the year. Despite the reduced sales level, the significantly higher coal prices led to a $387 million increase in Teck Cominco's share of Elk Valley Coal's operating profit, to $512 million from $125 million in 2004. The positive effect of the high coal prices was partially offset by higher production and transportation costs. Higher prices for repair parts and fuel and longer waste haul distances led to increased site costs. Higher rail rates in a new five-year rail contract with CP Rail and port rates partially linked to coal pricing led to significant increases in transportation costs.

        A new four-year collective agreement at the Line Creek operation was reached and ratified in January 2006. The collective agreement at the Elkview mine expired at the end of October 2005 and negotiations are ongoing. The collective agreement at Fording River operations expires in April 2006.

        Elk Valley Coal has requested a review of the loading rate under its contract with Westshore Terminals for the Elkview operations effective April 1, 2005. The contract provides that if the parties cannot agree on an appropriate rate, the matter will be resolved by arbitration. Arbitration is scheduled to take place in the second quarter of 2006.

COPPER

HIGHLAND VALLEY COPPER (97.5%)

        The Highland Valley mine, located in south central British Columbia, is one of the world's largest-tonnage copper mining and milling complexes.

        Mill throughput exceeded 50 million tonnes for the second consecutive year as the operation achieved a record average throughput of 138,800 tonnes per day in 2005. Copper production totalled 179,000 tonnes (395 million pounds) and molybdenum production was 6.3 million pounds. Some ore from the closed Highmont mine was processed, beginning in October 2005. The Highmont ore has a higher molybdenum grade and a lower copper grade relative to ores from the Valley and Lornex pits and is economic at current metal prices.

        Operating profit increased to a record $613 million from $431 million in 2004 due to higher metal prices and a 19% increase in copper sales volumes, despite a 36% drop in molybdenum sales.

        Production in 2006 is estimated to be 178,000 tonnes (392 million pounds) of copper and 3.5 million pounds of molybdenum due to declining molybdenum grades. Capital expenditures for 2006 are planned at $65 million, including $43 million for new mine equipment, $9 million for the Valley pit crusher and conveyor relocation, and $13 million of sustaining capital expenditures. The current three-year agreement with the United Steelworkers of America will expire in September 2006.

        The Highland Valley Copper mine is proceeding with an extension of the mine life by five years to 2013. Capital costs for the project are approximately $40 million. In addition, there will be stripping costs on the push-back of the Valley pit wall estimated to be $150 million in the four-year period from 2006 to 2009. These costs will be deferred and amortized over the extension period. Approximately 85% of the waste for the Valley pit expansion will be removed by the end of 2009, and the average strip ratio for the remaining mine life after 2009 is estimated to be 0.15 to 1. During the transition period, the mine strip ratio will increase and copper production will decline to approximately 120,000 tonnes per year in 2008 and 2009. Annual copper production for the four years following 2009 is estimated to average 165,000 tonnes per year.

HIGHLAND VALLEY COPPER MINE, B.C., CANADA

100%	2005	2004	2003
Tonnes milled (000's)	50,666	50,623	49,030
Copper grade (%)	0.398	0.384	0.393
Copper recovery (%)	88.8	87.7	88.5
Copper production (000's tonnes)	179.0	170.3	170.4
Copper sales (000's tonnes)	185.8	156.1	168.7
Molybdenum production (million lb)	6.3	10.7	7.3
Molybdenum sales (million lb)	6.9	10.8	7.0
Capital expenditures ($ millions)	10	4	7
Operating profit ($ millions) (Note)	613	431	56

Note:
Commencing March 1, 2004, the company increased its interest to 97.5% and consolidated 100% of the mine's operating profit with a 2.5% minority interest. Operating profits in 2003 and the first two months of 2004 represent the company's 64% interest in the mine.

ANTAMINA (22.5%)

        The Antamina mine, located in the north central Peruvian Andes, is a joint venture between Teck Cominco (22.5%), BHP Billiton (33.75%), Falconbridge (33.75%) and Mitsubishi (10%). Production in

2005 was 375,000 tonnes (826 million pounds) of copper, 184,000 tonnes (406 million pounds) of zinc and 15 million pounds of molybdenum. The molybdenum flotation circuit capacity was increased and optimized in early 2005, resulting in significantly improved recoveries. A revised reserve and resource estimate was completed in mid-2005 based on 142,000 metres of drilling, which significantly improved local predictive capabilities but did not substantially change previously reported global reserve and resource estimates.

        Antamina is subject to Peruvian regulated workers' participation, which is calculated at 8% of taxable earnings. In addition, 50% of Antamina's corporate taxes are mandated to be spent on local community projects. High commodity prices have resulted in payouts, which significantly increase workers' annual earnings and fund significant community projects.

        The company's share of operating profit improved to $384 million compared with $184 million for 2004 as a result of higher metal prices and molybdenum sales.

        Mill throughput in 2006 is planned to be 31 million tonnes producing 386,000 tonnes (852 million pounds) of copper, 164,000 tonnes (361 million pounds) of zinc and 18 million pounds of molybdenum. Planned capital expenditures are expected to be $69 million in 2006.

        On the acquisition of the company's interest in the Antamina mine, the company granted the vendor a net profits royalty equivalent to 7.4% of the company's share of project cash flow after recovery of capital costs and an interest factor. As at December 31, 2005, the balance of the company's share of unrecovered project costs and interest was US$44 million, and the company estimates that the royalty will become payable in the first half of 2006.

ANTAMINA MINE, ANCASH, PERU

100%	2005	2004	2003
Tonnes milled (000's)	30,344	31,255	26,412
Copper grade (%)	1.35	1.34	1.19
Zinc grade (%)	0.92	0.97	1.86
Copper recovery (%)	90.3	87.3	80.9
Zinc recovery (%)	82.7	73.8	78.9
Copper production (000's tonnes)	374.6	362.1	252.4
Copper sales (000's tonnes)	384.1	341.3	260.8
Zinc production (000's tonnes)	184.3	190.1	362.7
Zinc sales (000's tonnes)	190.5	181.5	349.7
Molybdenum production (million lb)	14.8	7.9	1.2
Molybdenum sales (million lb)	16.1	4.0	1.6
Capital expenditures ($ millions)	62	39	51
Company's share (22.5%) of operating profit ($ millions)	384	184	26
Equity earnings (22.5% $ millions)	—	—	10

GOLD

HEMLO MINES (50%)

        Teck Cominco has a 50% interest in the Williams and David Bell gold mines, located in northwestern Ontario approximately 350 km east of Thunder Bay. The mines are jointly operated by Teck Cominco Limited and Barrick Gold Corporation.

        Teck Cominco's share of gold production was 230,000 ounces, or 7% below the previous year. The underground mine at Williams continues to go through significant transition as a greater percentage of production is being mined with Alimak methods, which require longer lead times for development.

Underground access to and extraction of high-grade stopes at the David Bell mine continues to be restricted due to ground problems.

        Teck Cominco's share of operating profit was $9 million in 2005, significantly lower than 2004 due mainly to lower production and higher operating costs. A weaker US dollar partially offset the impact of stronger US dollar gold prices. Hemlo gold production in 2006 is expected to be slightly higher than 2005 levels as the transition to Alimak mining at Williams improves ore availability. Ore grades are anticipated to remain similar for another two years, after which time they are expected to decline as the underground ores are depleted, which will put heavier reliance on the lower grade open pit. Based on current reserves, the David Bell mine is scheduled to close in 2009 and the Williams mine in 2011.

        Exploration is focused on extending resources to the east and west and beneath current reserves. Exploration and resource conversion will remain the key focus areas for the property over the next several years.

HEMLO MINES, ONTARIO, CANADA

100%	2005	2004	2003
Tonnes milled (000's)	3,503	3,662	3,576
Grade (grams/tonne)	4.4	4.5	4.9
Mill recovery (%)	93.7	94.0	95.0
Production (000's oz)	460	495	536
Cash operating cost per oz (US$)	336	266	239
Capital expenditures ($ millions)	15	27	28
Company's share (50%) of operating profit ($ millions)	9	32	30

POGO GOLD MINE (40%)

        The Pogo gold mine is located 145 km southeast of Fairbanks, Alaska. It is a joint venture with Sumitomo Metal Mining Co. Ltd. (51%) and Sumitomo Corporation of Japan (9%). Teck Comincohas a 40% interest in the mine and is the operator.

        The Pogo deposit was discovered in 1994 by the Sumitomo companies. In 1997, Teck Cominco secured its interest by signing a joint venture agreement that required funding the feasibility study and the initial development capital. After obtaining all key environmental permits in early 2004, construction of a 2,500 tons per day underground mine and mill started. Construction is substantially complete and the first feed was introduced to the mill in January 2006. This was two months ahead of schedule and was the culmination of an 11-year process from discovery, data gathering, permitting, design and construction. Site access required construction of an 80-km all-weather access road. Infrastructure for the project included an 80-km 138kV power transmission line, permanent camp for 200 people, gold processing facilities, water treatment plant and paste backfill plant/dry-stack tailings facility.

        Annual gold production of 350,000 to 500,000 ounces is expected over the 10-year life of the project. Production in 2006 is scheduled to be more than 400,000 ounces. Ramp-up of production will take place over the next few months, with full production expected by mid-year. The final construction cost for the project is estimated to be US$347 million.

        Exploration work on the property was restarted in 2005. Drilling on the Chorizo prospect, located 12 km from the existing infrastructure on the eastern side of the property, resulted in the discovery of a new mineralized quartz vein. Additional drilling is planned in 2006.

SMELTING AND REFINING

TRAIL (100%)

        The metallurgical operations at Trail, British Columbia, constitute one of the world's largest fully integrated zinc and lead smelting and refining complexes. The facility produces a variety of other metal, chemical and fertilizer products.

        Refined zinc production of 223,000 tonnes in 2005 was 25% lower than the previous year as a result of the interruption caused by the 79-day strike that began on July 19, 2005. The strike ended on October 5, 2005, when the unions ratified the terms of a new collective agreement covering the three-year period from June 1, 2005, to May 31, 2008. Following the start-up in October, refined zinc production averaged 26,000 tonnes per month in November and December.

        Refined lead production in 2005, at 69,000 tonnes, was impacted by both the scheduled 39-day lead smelter shutdown early in the year and the strike. These production disruptions were partially offset by improved operational performance. No major shutdowns are scheduled for 2006.

        Indium production was also affected by the strike, with 33,000 kg produced in 2005 compared with 42,000 kg in 2004. Despite the production disruption caused by the strike, Trail's profit from metal operations of $80 million in 2005 was only 18% lower than the previous year due to higher metal prices and increased profitability from specialty metals. In 2006, Trail is expected to produce 295,000 tonnes of zinc, 95,000 tonnes of lead, 20 million ounces of silver and 52,000 kg of indium. Capital expenditures in 2006 are planned to be $37 million.

        Indium production has traditionally been limited by high levels of tin in Bolivian concentrates, one of Trail's primary sources of indium. Tin causes metallurgical problems in the lead smelter, and a $9 million tin removal process in the drossing plant will be commissioned in the second quarter of 2006. This will increase indium production capacity to over 75,000 kg per year, though actual production will be restricted by the ability to acquire indium-bearing concentrates.

        In February 2006, Trail began processing electronic scrap under a one-year permit to eventually recycle 20,000 tonnes of this waste material annually. The process addresses the critical social and environmental issue of electronic waste while providing Trail operations with a business opportunity that is independent of the metal price cycle.

TRAIL SMELTING AND REFINING, B.C., CANADA

100%	2005	2004	2003
Zinc production (tonnes)	223,200	296,000	283,100
Lead production (tonnes)	68,600	84,300	87,800
Zinc sales (tonnes)	228,300	295,500	288,400
Lead sales (tonnes)	64,900	82,100	83,700
Silver production (000's oz)	15,100	19,700	18,300
Indium production (kilograms)	32,500	41,800	36,100
Capital expenditures ($ millions)	34	24	40
Surplus power sold (gigawatt hrs)	1,278	957	769
Power price (US$/megawatt hr)	58	44	39
Operating profit (loss) ($ millions)
Metal operations	80	98	(2)
Power sales	69	37	26

TRAIL POWER (100%)

        Teck Cominco owns the Waneta hydroelectric dam, built in 1954 and located 10 km south of Trail, close to the border with the United States. The company also owns a 15-km transmission line from Waneta to the United States power distribution system. The Waneta Dam is one of several hydroelectric generating plants in the region. The operation of these plants is coordinated through contractual arrangements under which Teck Cominco receives approximately 2,690 GW.h per year of power, regardless of the water flow available for power generation.

        Operating profit of $69 million in 2005 was significantly higher than $37million earned in 2004 due to higher power prices, as well as increased sales volumes as a result of the metal operations being shut down during the strike. Surplus power sales in 2006 are expected to be approximately 950 GW.h. Planned capital expenditures for 2006 are $33 million to complete and install the fourth upgraded generator unit at Waneta Dam as well as to replace substations and other dam infrastructure.

OIL SANDS PROJECT

FORT HILLS (15%)

        In November 2005 the company acquired a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in northern Alberta. The acquisition price will be satisfied by the company contributing $850 million (34%) of the first $2.5 billion of project expenditures and its 15% share thereafter. The project is owned 55% by Petro-Canada, 30% by UTS Energy Corporation, and 15% by Teck Cominco. Petro-Canada became a partner in the project in March 2005 and is the project operator.

        The project will consist of an open-pit truck-shovel operation, bitumen extraction-froth treatment plant and an upgrader. An upgrader will be built in Sturgeon County, northeast of Edmonton, Alberta, to treat the recovered bitumen and produce a synthetic crude oil that will be marketed to oil refineries in North America.

        Preliminary concept screening and selection work was carried out in 2005, with feasibility level engineering studies planned for 2006/2007. The engineering studies will be in sufficient detail to receive the partners' approval to proceed with detailed engineering and construction in late 2007. An Environmental Impact Assessment, which is expected to be complete by November 2006, has begun for the permitting of the upgrader portion of the project.

        The project budget in 2006 is estimated to be $260 million, in addition to $60 million incurred in February 2006 to acquire additional leases. The company's 34% share of forecast 2006 expenditures is $109 million.

MARKETS

COMMODITIES IN GENERAL

        Teck Cominco's principal products are copper, metallurgical coal and zinc, accounting for 27%, 27% and 21% of revenues respectively in 2005. Molybdenum is a significant by-product of the company's copper operations that accounted for 7% of revenue in 2005. The company also produces gold, lead, indium and germanium. The latter three are by-products of our zinc mining and refining business, and revenues from these products are included in the zinc segment.

        Demand for all our major products increased in 2005, with strong global economic growth led by China. As the following charts illustrate, inventories for copper and zinc have declined as prices have strengthened.

        If current trends in global economic conditions continue, we expect that prices of our principal products will remain strong over the medium term, with periods of price volatility. Our assessment of market dynamics suggests that economic growth and production capacity in China will continue to be a major factor influencing global supply and demand for commodities.

ZINC

        In 2005, global zinc consumption was approximately 11 million tonnes, or 24 billion pounds. As with other commodities, escalating consumption in China has been a major factor in the increased demand for zinc. China is a significant producer of mined and refined zinc, and was a net exporter of the metal until 2004. That fact, coupled with significant new zinc production from the Red Dog mine expansion, the Antamina mine in Peru and the Century mine in Australia, contributed to excessive zinc inventories, which peaked in 2004 before beginning to decline sharply.

        These circumstances contributed to recovery in the price of zinc lagging behind copper and other metals. The zinc price rallied late in the year and averaged US$0.63 per pound in 2005, compared with US$0.48 per pound the previous year.

Absolute Growth In Consumption 2000 to 20005 for Zinc [GRAPHIC OMITTED] [BAR CHART]

Zinc Price and Inventory (LME) [GRAPHIC OMITTED] [LINE GRAPH]	Global Demand for Zinc [GRAPHIC OMITTED] [BAR CHART]

COPPER

        Current global consumption of copper is approximately 17 million tonnes per year, or 37 billion pounds. China presently accounts for approximately 22% of refined copper consumption and is the primary source of demand growth for copper. In 2005, the London Metal Exchange copper price averaged US$1.67 per pound, up 28% from the average price of US$1.30 per pound in 2004.

        Global copper mine production rose by approximately 400,000 tonnes (2.5% of demand) in 2005 and is expected to increase by a further 650,000 tonnes in 2006. Even with increased production in 2005, inventories remained at historically low levels and the price of copper strengthened throughout the year. In 2006, it is anticipated that price volatility will continue, with prices expected to moderate as new supply becomes available and inventories increase.

Absolute Growth In Consumption 2000 to 20005 for Copper [GRAPHIC OMITTED] [BAR CHART]
Copper Price and Inventory (LME) [GRAPHIC OMITTED] [LINE GRAPH]
Global Demand for Copper [GRAPHIC OMITTED] [BAR CHART]

COAL

        Teck Cominco is a major producer of metallurgical coal through its interest in the Elk Valley Coal Partnership. Unlike most major metals, which are priced on a daily basis through metal exchanges, the price for the majority of metallurgical coal sales is settled through annual negotiations with buyers in the steel industry for the "coal year" running from April 1 to March 31. For the 2005 coal year, strong global demand combined with limited supply resulted in the price for hard coking being set at US$125 per tonne, up from US$53 per tonne the previous year. Although Elk Valley Coal mines other types of coal, it is predominantly a producer of hard coking coal, resulting in a blended average price of US$122 per tonne for the 2005 coal year. The combination of 2004 and 2005 coal year prices resulted in an average price of US$99 per tonne for the 2005 calendar year.

        The relatively tight market for hard coking coal has eased over the course of 2005. While 2006 contract prices are expected to remain strong relative to historical levels of the last decade, volumes are still uncertain.

GOLD

        In 2005, the price of gold averaged US$445 per ounce and ended the year at US$513 per ounce. Gold prices have rallied from prices below US$300 per ounce in 2001 to their current level due to a combination of factors: the 1999 Washington Agreement of Central Banks to limit gold sales, producers relying more on current market prices and less on fixed price contracts, limited new production, weakness of the US dollar and increasing demand from investors.

        It is anticipated that gold prices in 2006 will continue to be influenced by concerns over the strength of the US dollar and investors' preference to hold gold as a monetary asset.

Gold Average Price (London P.M. Fix)
[GRAPHIC OMITTED] [LINE GRAPH]

OTHER PRODUCTS

        Teck Cominco produces molybdenum as a by-product from its copper mine at Highland Valley and through its interest in the Antamina copper, zinc mine. Molybdenum is used in alloyed steel fabrication. High demand in 2005 resulted in an average price of US$32 per pound for the year. However, because it is a by-product that may be produced at a number of copper mines throughout the world, the supply-side response to increased demand during the year resulted in a decline in price to US$25 per pound by year-end. Additional molybdenum roaster capacity is expected to result in continued downward pressure on prices in 2006.

        Teck Cominco's Trail refinery is a large producer of indium, which is a key component of coated glass used in thin-screen televisions and flat-panel computer monitors. Production in 2005 amounted to 32,500 kilograms. The 2005 price for indium averaged US$991 per kilogram compared with US$625 in 2004. The outlook for indium remains positive as demand growth is expected to continue.

FINANCIAL REVIEW

        Net earnings for the year ended December 31, 2005, were $1.3 billion, or $6.62 per share, compared with net earnings of $617 million or $3.18 per share in 2004, and net earnings of $134 million or $0.71 per share in 2003.

        Net earnings in 2005 included a number of non-recurring items, including favourable tax adjustments of $94 million and gains on the sale of investments and assets which totalled $65 million on an after-tax basis. Net earnings in 2004 were net of a $52 million after-tax loss from a writedown of an investment in Sons of Gwalia Limited, while net earnings in 2003 included an after-tax gain of $41 million on the sale of assets.

        The significantly higher earnings in 2005 and in 2004 compared with the previous year were both due to rising commodity prices, with prices of copper, zinc, lead, molybdenum, gold and coal surpassing the averages of the previous year. These average commodity prices and US dollar exchange rates are presented in the table on page 15. Partially offsetting the effect of higher metal prices was a weaker US dollar. The company's realized Canadian/US dollar exchange rate including hedging gains was 1.23 in 2005, compared with 1.32 in 2004 and 1.45 in 2003.

        In addition to higher commodity prices, 2005 net earnings benefited from a 21% increase in copper sales volumes over 2004 due to higher production and a drawdown of inventory. Coal sales volumes in 2005 were similar to 2004, while zinc sales volumes decreased from 2004, when sales were significantly higher because of a drawdown in inventory and customers taking early deliveries. The reduction in zinc sales volumes, however, was more than offset by the significantly higher prices.

        Compared with 2003, the 2004 net earnings benefited from a 5% and 27% increase in zinc and copper sales volumes respectively, as well as a 128% increase in molybdenum sales. The higher production and sales from Highland Valley Copper were mainly a result of acquiring an additional 34% interest in the mine in March 2004. The higher molybdenum sales were due to higher ore grades and mill recovery improvements at Highland Valley Copper.

        Cash flow from operations in 2005, before changes to non-cash working capital items, was $1.7 billion, compared with $1.1 billion in 2004 and $314 million in 2003. The significant increase in cash flow from operations in the last two years was due mainly to rising commodity prices, partially offset by the effect of a weaker US dollar. In 2005, there were substantial increases in operating profits from zinc, copper and coal operations. In 2004, the most significant increases came from copper and zinc operations, driven by price increases for copper, zinc and by-products.

FINANCIAL DATA

	2005	2004	2003
	($ MILLIONS, EXCEPT PER SHARE DATA)
EARNINGS AND CASH FLOW
Net earnings	$1,345	$617	$134
Cash flow from operations	$1,670	$1,143	$314
Earnings per share	$6.62	$3.18	$0.71
Diluted earnings per share	$6.22	$2.99	$0.68
Dividends (declared) per share	$0.80	$0.30	$0.20
Capital expenditures	$326	$216	$158
Investments	$220	$132	$297
BALANCE SHEET
Total assets	$8,809	$6,059	$5,375
Long-term debt	$1,508	$627	$1,045

        At December 31, 2005, the company had a cash balance of $3.1 billion against debt of $1.7 billion. The company's long-term debt to debt-plus-equity ratio was 28%, compared with 17% at the end of 2004.

REVENUES

        Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for each operation on production and sales as well as revenues and operating profits are presented in the tables on pages 16 and 17.

        Revenues from operations were $4.4 billion in 2005, compared with $3.4 billion in 2004 and $2.2 billion in 2003. Major revenue increases in 2005 over 2004 included approximately $466 million from copper and molybdenum sales and $528 million from coal operations.

        The significant increase in revenues in 2004 over 2003 was due to higher commodity prices, higher coal sales volumes, the purchase of an additional 34% interest in Highland Valley Copper in the first quarter of 2004 and the change-over from equity accounting to consolidation of Antamina results on July 1, 2003.

AVERAGE METAL PRICES AND EXCHANGE RATE

	2005	2004	2003
Zinc (LME Cash—US$/pound)	0.63	0.48	0.38
Copper (LME Cash—US$/pound)	1.67	1.30	0.81
Lead (LME Cash—US$/pound)	0.44	0.40	0.23
Molybdenum (realized—US$/pound)	26	17	4
Gold (LME PM fix—US$/ounce)	445	409	363
Coal (realized—US$/tonne)	99	52	45
Canadian/US$ exchange rate (Bank of Canada)	1.21	1.30	1.40

COSTS AND EXPENSES

        General, administration and marketing expense was $89 million in 2005, compared with $68 million in 2004 and $55 million in 2003. The majority of the 2005 increase over 2004 related to stock-based compensation expense due to the appreciation in the company's share price.

        Interest expense of $69 million in 2005 was $8 million higher than the previous year due mainly to the company's US$1.0 billion bond issue in September. Interest expense of $61 million in 2004 was lower than $65 million in 2003 due mainly to declining debt balances and a more favourable US dollar exchange rate.

        Exploration expense was $70 million in 2005, compared with $42 million in 2004 and $30 million in 2003. The higher exploration expense is a reflection of the company's increased commitment to exploration. Exploration expense of $70 million in 2005 included $45 million or 64% of total expenditures on gold and copper projects, $17 million on nickel and poly-metallic projects and $8 million on diamond projects. Of the total expenditures, approximately 16% was spent in Canada, 14% in the United States and 27% in Australia, with the remaining expenditures incurred mostly in Brazil, Chile, Mexico and Peru.

        Other income, net of miscellaneous expenses, of $155 million included income from the company's interest in the Fording Canadian Coal Trust of $76 million and gains on sale of investments of $58 million. Interest income increased to $56 million due to higher cash balances, which included the proceeds of the US$1.0 billion of bonds issued in the third quarter of 2005. Other expenses included $29 million of losses on commodity forward sales and $24 million in additional reclamation provisions on closed properties.

        The provision for income and resource taxes of $575 million in 2005 included non-recurring favourable adjustments of $94 million to future tax liabilities as certain provisions for future taxes were no longer considered necessary. The composite tax rate, excluding the effect of these non-recurring adjustments, was 35%. Included in the provision for income and resource taxes are provincial mineral taxes on mining income earned in Canada, which is taxed at rates between 9% and 13%, partially offset by depletion allowances. The reconciliation of the tax provision to the statutory rates is presented in Note 19(b) of the financial statements.

PRODUCTION AND SALES STATISTICS (Note 1)

		PRODUCTION			SALES
Years ended December 31
		2005	2004	2003	2005	2004	2003
TRAIL OPERATIONS
REFINED ZINC (THOUSAND TONNES)		223	296	283	228	296	288
REFINED LEAD (THOUSAND TONNES)		69	84	88	65	82	84
SURPLUS POWER (GW.H)		—	—	—	1,278	957	769
MINE OPERATIONS (Note 2)
ZINC	Red Dog	568	554	579	545	651	567
(THOUSAND TONNES)	Antamina	41	43	82	43	41	79
	Pend Oreille	45	17	—	44	17	—
	Other	3	5	4	3	5	36

		657	619	665	635	714	682
COPPER	Highland Valley Copper (Note 3)	175	158	109	181	140	108
(THOUSAND TONNES)	Antamina	84	82	57	87	77	59
	Louvicourt	4	8	10	4	8	10

		263	248	176	272	225	177
LEAD	Red Dog	102	117	125	105	127	124
(THOUSAND TONNES)	Pend Oreille	8	2	—	8	3	—
	Polaris	—	—	—	—	—

		110	119	125	113	130	131
MOLYBDENUM	Highland Valley Copper	6,149	9,853	4,672	6,682	10,130	4,481
(THOUSAND POUNDS)	Antamina	3,333	1,778	262	3,628	903	361

		9,482	11,631	4,934	10,310	11,033	4,842
GOLD	Hemlo	230	247	268	230	246	268
(THOUSAND OUNCES)	Other	15	14	13	12	13	13

		245	261	281	242	259	281
COAL	Elk Valley Coal (Note 4)	9,948	9,277	6,442	9,352	9,333	7,254
(THOUSAND TONNES)	Elkview and Bullmoose	—	—	1,116	—	—	1,500

		9,948	9,277	7,558	9,352	9,333	8,754

Notes:

(1)
The above production and sales volumes refer to the company's share.

(2)
Production and sales volumes of base metal mines refer to metals contained in concentrate.

(3)
The company owns 97.5% of Highland Valley Copper since March 1, 2004, and owned 63.9% prior to that date.

(4)
Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the Partnership commencing April 1, 2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to April 1, 2004. Effective April 1, 2006, the company's direct interest will be 40%.

OPERATING PROFIT, REVENUE AND DEPRECIATION

	OPERATING PROFIT			REVENUE			DEPRECIATION AND AMORTIZATION
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	($ IN MILLIONS)
ZINC
Trail (including power sales)	$149	$135	$24	$937	$1,006	$800	$39	$47	$46
Red Dog	325	207	42	677	626	408	60	68	65
Pend Oreille	2	(4)	—	54	17	—	18	5	—
Inter-segment sales and other	—	1	—	(119)	(108)	(64)	1	—	1

	476	339	66	1,549	1,541	1,144	118	120	112
COPPER
Highland Valley Copper (Note 2)	613	431	56	1,021	748	270	60	52	35
Antamina (Note 3)	384	184	26	524	318	100	38	41	20
Louvicourt	12	13	1	21	34	24	3	9	10

	1,009	628	83	1,566	1,100	394	101	102	65
GOLD
Hemlo	9	32	30	127	142	143	21	22	19
COAL
Elk Valley Coal (Note 4)	512	125	73	1,173	645	450	34	31	25
Elkview and Bullmoose	—	—	18	—	—	97	—	—	2

	512	125	91	1,173	645	547	34	31	27

TOTAL	$2,006	$1,124	$270	$4,415	$3,428	$2,228	$274	$275	$223

Notes:

(1)
Operating profit and revenue are segregated by operations. Results of operations at Red Dog include sales of lead. Similarly, results of operations at Antamina include of zinc and molybdenum, and those at Highland Valley Copper include by-product molybdenum. Results of operations at Trail include by-products indium, germanium, gold, silver, fertilizers and surplus power sales.

(2)
Highland Valley Copper results were consolidated commencing March 1, 2004, with minority interests of 2.5%. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.

(3)
Antamina results were proportionately consolidated commencing July 1, 2003, and equity accounted prior to that date.

(4)
Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the Partnership commencing April 1, 2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to April 1, 2004. Effective April 1, 2006, the company's direct interest will be 40%.

(5)
Depreciation and amortization are deducted in calculating operating profit.

Operating Profit Before Depreciation

[GRAPHIC OMITTED]
[BAR CHART]

	2001	2002	2003	2004	2005
	($Millions)
Total (Coal, Refining, Gold, Zinc, Copper)	594	361	493	1,399	2,280

Operating Profit After Depreciation

[GRAPHIC OMITTED]
[BAR CHART]

	2001	2002	2003	2004	2005
	($Millions)
Total (Coal, Refining, Gold, Zinc, Copper)	364	155	270	1,124	2,006

Long-Term Debt & Total Capitalization

[GRAPHIC OMITTED]
[BAR CHART]

	2001	2002	2003	2004	2005
	($Millions)
Long-Term Debt	1,005	933	1,045	627	1,508
Total Caplitalization	4,558	4,498	4,735	5,351	7,446

FINANCIAL POSITION AND LIQUIDITY

OPERATING CASH FLOW

        Cash flow from operations before changes to non-cash working capital items was $1.7 billion for 2005 compared with $1.1 billion a year ago, mainly as a result of the significantly higher prices for the company's main products. Operating cash flow of $1.1 billion in 2004 was higher than the $314 million in 2003 due also to rising copper and zinc prices, and the acquisition of an additional 34% interest in Highland Valley Copper in the first quarter of 2004.

INVESTING ACTIVITIES

        Capital expenditures in 2005 amounted to $326 million, with $170 million of sustaining capital expenditures and $156 million of project development expenditures. The company's share of development expenditures was $88 million on the Pogo gold mine and $51 million on the capacity expansion projects in the Elk Valley Coal Partnership. Total capital expenditures in 2004 were $216 million, including $67 million on the Pogo gold mine. Investments of $220 million in 2005 included the company's initial contribution of $17 million to the Fort Hills Energy Limited Partnership, and the balance in marketable securities.

        The major investment in 2004 was the purchase of an additional 34% interest in Highland Valley Copper for $80 million. In 2003 the company invested $275 million in the Elk Valley Coal Partnership.

        Major dispositions were the sale of marketable securities for $118 million in 2005, the sale of the Cajamarquilla zinc refinery in 2004 for net proceeds of $156 million and the sale of the Los Filos gold project in 2003 for net proceeds of $49 million.

FINANCING ACTIVITIES

        The company issued 10 and 30-year notes totalling US$300 million and US$700 million respectively in September 2005. Net proceeds of the issue totalled $1.2 billion. The 10-year notes have a coupon of 5.375%, and the 30-year notes have a coupon of 6.125% with interest paid semi-annually.

        In 2005, repayment of long-term debt consisted of the company's share of the minimum and accelerated repayments of $95 million on the Antamina project debt. At December 31, 2005, Antamina's project debt had been reduced to US$558 million, of which the company's share was US$125 million (2004 - US$204 million). The 2004 long-term debt repayments of $124 million included total repayments of $60 million for the Antamina project debt.

        In 2005, the company recorded $28 million as proceeds on the exercise of employee and director stock options. In 2004, the company issued 7.6 million Class B subordinate voting shares for $126 million: $90 million on the exercise of 5.0 million share purchase warrants, and $36 million on the exercise of employee and director stock options.

        In September 2004, the company issued 7.3 million Class B subordinate voting shares on the conversion of a stated amount at maturity of US$156 million of the convertible debentures due 2006. The redemption and share issue, a non-cash transaction, was not included on the cash flow statement.

        The company increased its semi-annual dividend to $0.40 per share in 2005, declaring semi-annual dividends of $81 million. The payment of the second semi-annual dividend was delayed until after year-end in light of proposed changes in tax legislation regarding dividends.

CASH RESOURCES AND LIQUIDITY

        At December 31, 2005, the company had a cash balance of $3.1 billion against debt of $1.7 billion. Long-term debt to debt-plus-equity ratio was 28%, compared with 17% at the end of 2004.

        At December 31, 2005, the company had bank credit facilities aggregating $1.1 billion, 97% of which mature in 2008 and beyond. Unused credit lines under these facilities amounted to $912 million, after issuing letters of credit for $131 million.

QUARTERLY EARNINGS AND CASH FLOW
($ IN MILLIONS, EXCEPT PER SHARE INFORMATION)

	2005
	Q4	Q3	Q2	Q1
Revenues	$1,343	$1,150	$994	$928
Operating profit	700	560	417	329
Net earnings	510	405	225	205
Earnings per share	2.50	2.00	1.11	1.01
Cash flow from continuing operations	576	476	332	286
	2004
	Q4	Q3	Q2	Q1
Revenues	$1,051	$925	$777	$675
Operating profit	392	332	221	179
Net earnings	285	120	116	96
Earnings per share	1.42	0.62	0.60	0.51
Cash flow from continuing operations	403	329	231	180

        In the fourth quarter of 2005, revenues from operations were $1.3 billion, compared with $1.1 billion in the same period a year ago. Major increases over 2004 were due to higher copper, zinc and coal prices.

        Net earnings in the fourth quarter of 2005 were $510 million or $2.50 per share, compared with net earnings of $285 million or $1.42 per share in the fourth quarter of 2004.

        The higher earnings in the fourth quarter of 2005 were principally the result of higher prices for the company's products. The average LME prices for copper and zinc were US$1.95 and US$0.74 per pound respectively in the quarter, up 39% and 45% from the same period a year earlier. A weaker US dollar partially offset the effect of the higher commodity prices. The company's realized Canadian/US dollar exchange rate including hedging gains was 1.19 in the fourth quarter, compared with 1.25 in the fourth quarter of 2004.

        Included in fourth quarter earnings were a favourable tax adjustment of $52 million for the reduction of a future income tax liability and gains on the sale of investments of $20 million ($17 million on an after-tax basis).

        Cash flow from operations, before changes to non-cash working capital items, was $576 million in the fourth quarter of 2005 compared with $403 million in the fourth quarter of 2004, with the increase due mainly to significantly higher operating profits for zinc, copper and coal operations.

OUTLOOK

EARNINGS AND CASH FLOW

        The company's expected share of 2006 production volumes for its major products is as follows:

	2005 ACTUAL	2006 PLAN
Refined zinc (000's tonnes)	223	295
Refined lead (000's tonnes)	69	95
Zinc in concentrate (000's tonnes)	657	660
Lead in concentrate (000's tonnes)	110	115
Copper in concentrate (000's tonnes)	263	260
Molybdenum (000's pounds)	9,482	7,400
Gold (000's ounces)	245	440
Metallurgical coal (000's tonnes)*	9,948	9,700

*
Excluding the company's indirect interest in Elk Valley Coal Partnership through its investment in Fording Canadian Coal Trust units.

        At Trail, planned production of refined zinc and lead in 2006 is higher than 2005 levels because 2005 production was affected by the strike from July to early October. Power sales in 2006 are estimated to be 950 gigawatt hours.

        Sales and profits of the Red Dog mine follow a seasonal pattern, with the highest sales volumes of zinc and most of the lead sales occurring in the last five months of the year, following the commencement of the shipping season in July. In the first two quarters of 2006, sales of zinc in concentrate are expected to be approximately 100,000 tonnes and 70,000 tonnes respectively and there will be immaterial sales of lead concentrate.

        Molybdenum production at Highland Valley Copper in 2006 is expected to decrease by approximately 3 million pounds from the 2005 production level, as more ore will be processed from the Valley pit, which has a lower molybdenum content.

        At Antamina, copper production in 2006 is expected to be slightly higher than the 2005 production level, while zinc production in 2006 is expected to decrease by approximately 10% due to changes to ore mix and grades.

        Elk Valley Coal continues to move ahead with expansion projects that will ultimately increase its annualized production capacity to 30 million tonnes. However, Elk Valley Coal's production capacity is expected to be restricted in 2006 to approximately 24 to 25 million tonnes due to a global shortage of haulage truck tires. Elk Valley Coal anticipates this tire shortage will continue into 2007. Elk Valley Coal is currently negotiating with its customers on 2006 contract year sales prices, which will take effect on April 1, 2006.

        Gold production is expected to increase by approximately 195,000 ounces from 2005 due to production from the new Pogo mine, which is expected to achieve commercial production in the second quarter of 2006.

        Copper and zinc prices have strengthened in the fourth quarter, but are vulnerable to fluctuations due to changes in global economic conditions. Fluctuations in metal prices will affect the company's earnings and may result in significant settlement adjustments on outstanding settlements receivable. At December 31, 2005, outstanding settlements included 192 million pounds of copper having a carrying value of US$2.03 per pound and 205 million pounds of zinc at US$0.87 per pound. The amount of additional revenues recognized by the company as a result of settlement adjustments in respect of price increases will be reduced by price participation deductions as provided in the smelting and refinery agreements.

        Any strengthening of the Canadian dollar relative to the US dollar will have a negative impact on the company's earnings, as the prices of the company's products are denominated in US dollars and a significant portion of the company's operating costs are Canadian dollar based. The US dollar weakened from an exchange rate of 1.20 to the Canadian dollar at December 31, 2004, to 1.16 at December 31, 2005.

EARNINGS SENSITIVITY

        The estimated sensitivity of the company's annual earnings to changes in metal prices and US dollar exchange rate based on anticipated 2006 production is as follows:

	CHANGE	ESTIMATED IMPACT ON ANNUAL AFTER-TAX EARNINGS
		(CDN$ MILLIONS)
Zinc	US$0.01/pound	$10
Lead	US$0.01/pound	$3
Copper	US$0.01/pound	$4
Gold	US$10/ounce	$3
Coal	US$1/tonne	$7
Molybdenum	US$1/pound	$5
Power	US$10/MWh $7Cdn$/US$Cdn$0.01	$17

Note:
The effect on the company's earnings of commodity price movements will vary from quarter to quarter depending on sales volumes. On a quarterly basis, commodity price changes will result in price adjustments on outstanding receivables, which are not reflected in these sensitivity estimates. The impact of the US dollar exchange rate will depend on the underlying commodity prices.

        The company's operations are experiencing rising production costs due to increasing prices for fuel, steel, tires, labour and maintenance parts and supplies. These rising prices, driven by increased global economic activities, are expected to continue into 2006 and affect the company's operating costs.

        The composite tax rate on the company's regular earnings in 2006 is expected to increase to approximately 36% to 40%, as some of the tax losses which were available to reduce tax expense in 2005 have been fully recognized.

        The company's capital expenditures are estimated to be $380 million for 2006. Planned sustaining capital expenditures for 2006 amount to $185 million, and development project costs are expected to be $195 million, including $45 million at Highland Valley Copper and $109 million on the Fort Hills oil sands project.

CONTINGENCIES

LEGAL PROCEEDINGS

        On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal and the District Court entered a stay of proceedings pending the appeal. The Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association filed amicus briefs in support of TCML's position. Oral argument of the appeal was heard on December 5, 2005, in Seattle, Washington, and the Court reserved judgment.

        In September 2005, the District Court lifted the stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

        The original citizen's suit was brought pursuant to Section 310(a)(i) of the US Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply US law in Canada.

        The Government of Canada and the Government of the US are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

        There can be no assurance the amount offered to fund the studies will be sufficient or any offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

COMPETITION INVESTIGATION

        In 2003, Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. This action was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States Department of Justice closed its investigation in late 2004. The European Commission did not find any grounds to proceed with the investigation and closed their file on the copper case in 2005. The company is cooperating in the continuing investigation in Canada, and there can be no assurance that the investigation in Canada will not result in further regulatory action against the company or HVC or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

TAX RECOVERY

        The company has appealed the reassessment of Ontario mining taxes by the Minister of Finance (Ontario) on its gold hedging gains. In the case of another taxpayer under similar facts, the Ontario Court of Appeal ruled that gold hedging gains were exempt from Ontario mining taxes. The Minister of Finance (Ontario) appealed this ruling to the Supreme Court of Canada and a decision is pending. The company has analyzed the effect of these court cases and has not recorded any recovery of the disputed amounts pending possible appeal and discussions with the Minister of Finance (Ontario). The amount of mining taxes and interest which may be recovered is approximately $16 million.

CRITICAL ACCOUNTING ESTIMATES

        In preparing financial statements management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management's application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management's critical accounting estimates apply to the assessment for the impairment of property, plant and equipment and the valuation of other assets and liabilities such as inventory, plant and equipment, investments, restoration and post-closure costs, accounting for income and mining taxes, mineral reserves, contingencies and pension and other post-retirement benefits.

PROPERTY, PLANT AND EQUIPMENT

        The company capitalizes the development costs of mining projects when economically recoverable reserves are believed to exist. Upon commencement of production, these costs are amortized over the life of the mine based on proven and probable reserves. The estimation of the extent of reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimates of future costs. New knowledge derived from further exploration and development of the ore body may affect reserve estimates. In addition, the estimation of economic reserves depends on assumptions regarding long-term commodity prices and in some cases exchange rates.

        Where impairment conditions may exist, the expected undiscounted future cash flows from an asset are compared to its carrying value. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset given management's best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the model is developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties. In management's view, based on assumptions which management believes to be reasonable, a reduction in the carrying value of property, plant and equipment is not required at December 31, 2005. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

INCOME AND RESOURCE TAXES

        The determination of the company's tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of the future earnings which affect the extent to which potential future tax benefits may be used. The company is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from the company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the company makes provision for such items based on management's best estimate of the final outcome of these matters.

PENSION AND OTHER POST-RETIREMENT BENEFITS

        The cost of providing benefits through defined benefit pension plans and post-retirement benefits plans is actuarially determined. Cost and obligation estimates depend on management's assumptions about future events, which are used by the actuaries in calculating such amounts. These include assumptions with respect to discount rates, the expected return on plan assets, future compensation increases and health care cost trends. In addition, actuarial consultants utilize subjective factors such as withdrawal and mortality rates. Actual results may differ materially from those estimates based on these assumptions.

ASSET RETIREMENT OBLIGATIONS

        The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which result in an obligation. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

RECOGNITION OF CONTINGENCIES

        The company is subject to a number of lawsuits and threatened lawsuits. A provision is made for amounts claimed through these lawsuits when management believes that it is more likely than not that the plaintiffs will be awarded damages or a monetary settlement will be made. Management seeks the advice of outside counsel in making such judgments when the amounts involved are material.

CHANGES IN ACCOUNTING POLICIES

ASSET RETIREMENT OBLIGATIONS

        Effective January 1, 2004, the company adopted a new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations are recognized at discounted value for the costs associated with exit activities and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value at its initial discounted value and is amortized over the asset's useful life. This change in accounting policy was adopted retroactively and resulted in an increase in long-term liability of $210 million, an increase to property,plant and equipment of $113 million, a reduction of future income tax liabilities of $23 million and a decrease to opening retained earnings of $74 million. The change also resulted in a reduction of $12 million to previously reported 2003 net earnings.

STOCK-BASED COMPENSATION

        Effective January 1, 2004, the company adopted the fair value method of accounting for stock-based compensation. This method resulted in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock-based awards granted to directors and employees in the year.

        This change in accounting policy was adopted retroactively and resulted in a restatement and reduction of 2003 net earnings by $3 million pertaining to the stock options granted in the first quarter of 2003.

HEDGE ACCOUNTING

        On January 1, 2004, the company adopted Accounting Guideline 13 (AcG-13) "Hedging Relationships" and EIC 128 "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". No adjustment was required to opening balances as a result of the adoption of this standard.

VARIABLE INTEREST ENTITIES

        Effective January 1, 2005, the company adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignifi-cant changes in certain balance sheet and income statement accounts and no change to earnings or retained earnings.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

DEFERRED STRIPPING COSTS

        In October 2005, the CICA Emerging Issues Committee (EIC) issued for comment a draft abstract, EIC D56 "Accounting for Deferred Stripping Costs in the Mining Industry". If adopted, this EIC pronouncement would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. A betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units-of-production basis over the proven and probable reserves to which they relate. As at December 31, 2005, the company had capitalized deferred stripping costs of $52 million.

DERIVATIVE INSTRUMENTS

        In April 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:

(i)
Financial Instruments—Recognition and Measurement, Section 3855

  This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

(ii)
Hedges, Section 3865

  This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13) "Hedging Relationships", and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(iii)
Comprehensive Income, Section 1530

  This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US generally accepted accounting principles (GAAP), is the change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining foreign operations.

OTHER INFORMATION

OUTSTANDING SHARE DATA

        As at February 6, 2006, there were 198,790,155 Class B subordinate voting shares and 4,673,453 Class A common shares (Class A shares) outstanding. In addition, there were outstanding 2,653,306 director and employee stock options with exercise prices ranging between $6.39 and $45.28 per share. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B subordinate voting shares (equivalent to $9.72 per share). More information on these instruments and the terms of their conversion are set out in Note 16 of the company's 2005 year-end financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

        Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

        Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures as of December 31, 2005. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109—Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by the company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

CONTRACTUAL AND OTHER OBLIGATIONS

        The company's contractual and other obligations as at December 31, 2005, are summarized as follows:

	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
	($ IN MILLIONS)
Debt	$1,721	$213	$82	$40	$1,386
Operating leases	97	22	24	15	36
Road and port lease at Red Dog (Note 1)	792	21	42	42	687
Minimum purchase obligations (Note 2):
Concentrate and other supply purchases	307	275	7	7	18
Shipping and distribution	102	16	31	23	32
Pension funding (Note 3)	72	53	—	—	—
Other non-pension post-retirement benefits (Note 4)	273	9	21	25	218
Asset retirement obligations (Note 5)	406	36	43	32	295
Contributions to the Fort Hills oil sands project (Note 6)	829	109	306	414	—
Other long-term liabilities (Note 7)	54	—	—	—	54

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

(3)
As at December 31, 2005, the company had a net pension funding deficit of $72 million based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2006 in respect of defined benefit pension plans is $53 million. The timing and amount of additional funding after 2006 is dependent upon future returns on plan assets, discount rates, and other actuarial assumptions.

(4)
The company had a discounted, actuarially determined liability of $273 million in respect of other non-pension post-retirement benefits as at December 31, 2005. Amounts shown are estimated expenditures in the indicated years.

(5)
Amounts shown for asset retirement obligations are estimated expenditures in the indicated years. In addition to the above, the company has ongoing treatment and monitoring costs of $2 million per annum for 2006-2031 and $8 million per annum for 2032-2105.

(6)
The company has committed to contribute 34% of the first $2.5 billion of expenditures on the Fort Hills oil sands project.

(7)
Other long-term liabilities include amounts for workers' compensation and severance. There are no minimum payment obligations for these amounts over the next five years.

QuickLinks

EXPLANATORY NOTE
PRINCIPAL DOCUMENTS
SIGNATURES
LIST OF EXHIBITS
Teck Cominco Limited Consolidated Financial Statements For the Years Ended December 31, 2005, 2004, 2003
Teck Cominco Limited Consolidated Balance Sheets As at December 31
Teck Cominco Limited Consolidated Statements of Earnings Years ended December 31
Teck Cominco Limited Consolidated Statements of Cash Flows Years ended December 31
Teck Cominco Limited Consolidated Statements of Retained Earnings Years ended December 31
Teck Cominco Limited Notes to Consolidated Financial Statements Years ended December 31, 2005, 2004 and 2003