Form 40-F
period 2006-12-31
TECK COMINCO LTD
filed 2007-03-26
CIK 886986

==============================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM 40-F


  [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

  or

  [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2006   Commission File Number 001-13184
                           -----------------                          ---------

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


   Title of each class             Name of each exchange on which registered

    Class B Subordinate
        Voting Shares                      New York Stock Exchange
    -------------------                    -----------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                Not Applicable
             -----------------------------------------------------
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                      US$200 million 7.00% Notes due 2012,
                     US$300 million 5.375% Notes due 2015,
                      US$700 million 6.125% Notes due 2035
-------------------------------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form          [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

4,673,453 CLASS A COMMON SHARES AND 211,153,069 CLASS B SUBORDINATE VOTING SHARES OUTSTANDING AS OF DECEMBER 31, 2006

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

           Yes                 82-               No    X
               ------              -------           -------

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

           Yes   X                               No
               ------                               -------

The Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant's Registration Statement under the Securities Act of 1933: Form S-8 (File No. 333-140184).

===============================================================================

                               PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Information Form on Form 40-F:

1. Annual Information Form of Teck Cominco Limited for the year ended December 31, 2006.

2. Audited Consolidated Financial Statements of Teck Cominco Limited for the years ended December 31, 2006 and 2005, including the auditors' report with respect thereto. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 25 of the Notes to the Consolidated Financial Statements.

3.       Management's   Discussion  and  Analysis  of  Financial  Position  and
         Operating Results of Teck Cominco Limited for the year ended December 31, 2006.

         CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

   (a) CERTIFICATIONS. See Exhibits 32.1 and 32.2 to this Annual Report on Form 40-F.

   (b) DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the Registrant's fiscal year ended December 31, 2006, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Registrant's management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

         It should be noted that while the Registrant's principal executive officer and principal financial officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

   (c) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. The required disclosure is included in the section entitled "Management's Report on Internal Control Over Financial Reporting" in the Registrant's Management's Discussion and Analysis of Financial Position and Operating Results for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.

   (d) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM. The required disclosure is included in the "Auditors' Report" that accompanies the Registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.

   (e) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the fiscal year ended December 31, 2006, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.


                       NOTICES PURSUANT TO REGULATION BTR

Not applicable.

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

                                 CODE OF ETHICS

We have adopted a code of ethics, amended on June 23, 2006, that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. Our code of ethics is posted on our website, www.teckcominco.com.

Since the adoption of our code of ethics, there have not been any amendments thereto, other than the amendments made on June 23, 2006, or waivers, including implicit waivers, from any provision thereof.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Audit Committee Information - External Auditor Service Fees" in the Registrant's "Annual Information Form" for the fiscal year ended December 31, 2006.

                         OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Principal Documents", under the heading "Contractual and Other Obligations" in the Registrant's "Management's Discussion and Analysis of Financial Position and Operating Results" for the fiscal year ended December 31, 2006.

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

    B.   CONSENT TO SERVICE OF PROCESS

         The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

===============================================================================

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

Registrant:                       TECK COMINCO LIMITED
                                  --------------------

By (Signature and Title):         /s/ Karen L. Dunfee
                                  -----------------------
                                  Karen L. Dunfee
                                  Corporate Secretary

Date:   March 26, 2007

===============================================================================

                                LIST OF EXHIBITS

23.1     Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2     Consent of Paul C. Bankes, P. Geo.

23.3     Consent of Dan Gurtler, P. Eng.

23.4     Consent of Colin J. McKenny, P. Geol.

23.5     Consent of Sproule Associates Ltd.

31.1 Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

31.2 Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

32.1 Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1     Annual Information Form for the fiscal year ended December 31, 2006.

99.2 Consolidated Financial Statements for the fiscal years ended December 31, 2006 and 2005.

99.3 Management's Discussion and Analysis for the fiscal year ended December 31, 2006.