Form 40-F/A
period 2006-12-31
TECK COMINCO LTD
filed 2007-07-05
CIK 886986

==============================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              AMENDMENT NO. 1 TO
                                   FORM 40-F


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

===============================================================================

                               PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Information Form on Form 40-F:

1.  *    Annual  Information  Form of Teck  Cominco  Limited for the year ended
         December 31, 2006.

2. * Audited Consolidated Financial Statements of Teck Cominco Limited for the years ended December 31, 2006 and 2005, including the auditors' report with respect thereto. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 25 of the Notes to the Consolidated Financial Statements.

3.  *    Management's   Discussion  and  Analysis  of  Financial  Position  and
         Operating Results of Teck Cominco Limited for the year ended December 31, 2006.

---------
*  Previously filed.


                               EXPLANATORY NOTE

This Amendment No. 1 (the "Amendment") to the Annual Report on Form 40-F filed on March 26, 2007 (the "Original Form 40-F") of Teck Cominco Limited (the "Company") for the fiscal year ended December 31, 2006, is being filed to reflect additional disclosure on the remedial investigation and feasability study of contamination in Lake Roosevelt in Washington State that we have disclosed in Management's Discussion and Analysis--Legal Proceedings and
Consolidated Financial Statements--Notes to Financial Statements--Note 22--Commitments and Contingencies--Legal Proceedings and Contingencies in light of comments from the Staff of the Securities and Exchange Commission in connection with its review of the Original Form 40-F.

UPPER COLUMBIA RIVER

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Cominco Metals Ltd.) ("TCML"), TCML's Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML's acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have travelled down river and mixed with substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the U.S.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals such as zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had, and whether it poses an unacceptable risk to human health or the environment. A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.

On June 2, 2006, TCML and its affiliate, Teck Cominco American Incorporated ("TCAI"), entered into a Settlement Agreement (the "Agreement") with the U.S. Environmental Protection Agency ("EPA") and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study ("RI/FS") of contamination in the Upper Columbia River (the "Studies") under the oversight of the EPA. The RI/FS is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying EPA's oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the "Colville Tribes") and the Spokane Tribe. TCML has guaranteed TCAI's performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order ("UAO") purporting to compel TCML to conduct the Studies.

The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment ("RA") will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remedial action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site, the Coville Tribe and the Spokane Tribe.

While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute was not intended to govern the discharges of a facility occurring in another country. That case has proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML's motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML's disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit has issued a stay of its decision pending the resolution of a further appeal by TCML to the U.S. Supreme Court.

On February 27, 2007, TCML filed a petition for review and reversal with the U.S. Supreme Court. TCML's petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the U.S. National Mining Association, the U.S. Association of Manufacturers, the Canadian and U.S. Chambers of Commerce and the Consumer Electronics Association.

On June 4, 2007, the U.S. Supreme Court requested the Solicitor General opine on the petition for review on behalf of the Administration. There can be no assurance that the U.S. Supreme Court will agree to hear TCML's appeal or reverse the decision or that the withdrawal of the UAO and the settlement of the Agreement will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

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

===============================================================================



                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized on July 5, 2007.


                                  TECK COMINCO LIMITED


                                  /s/ Karen L. Dunfee
                                  --------------------------------
                                  Name:  Karen L. Dunfee
                                  Title: Corporate Secretary




===============================================================================

                                LIST OF EXHIBITS

23.1     Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2*    Consent of Paul C. Bankes, P. Geo.

23.3*    Consent of Dan Gurtler, P. Eng.

23.4*    Consent of Colin J. McKenny, P. Geol.

23.5*    Consent of Sproule Associates Ltd.

31.1 Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

31.2 Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

32.1 Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1*    Annual Information Form for the fiscal year ended December 31, 2006.

99.2* Consolidated Financial Statements for the fiscal years ended December 31, 2006 and 2005.

99.3* Management's Discussion and Analysis for the fiscal year ended December 31, 2006.



-------------
*  Previously filed.