Form 40-F/A
period 2006-12-31
TECK COMINCO LTD
filed 2007-07-17
CIK 886986

==============================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              AMENDMENT NO. 2 TO
                                   FORM 40-F


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

           Yes   X                               No
               ------                               -------

The Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant's Registration Statements under the Securities Act of 1933: Form S-8 (File No. 333-140184) and Form F-8 (File No. 333-144629).

===============================================================================

                               PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Information Form on Form 40-F:

1.  *    Annual  Information  Form of Teck  Cominco  Limited for the year ended
         December 31, 2006.

2. ** Audited Consolidated Financial Statements of Teck Cominco Limited for the years ended December 31, 2006 and 2005, including the auditors' report with respect thereto. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 25 of the Notes to the Consolidated Financial Statements.

3.  *    Management's   Discussion  and  Analysis  of  Financial  Position  and
         Operating Results of Teck Cominco Limited for the year ended December 31, 2006.

---------
*  Previously filed.

** The Audited  Consolidated  Financial  Statements  for the fiscal years ended
   December 31, 2006 and 2005 have been previously filed. However, this amendment is accompanied by a signed auditors' report.


                               EXPLANATORY NOTE

This Amendment No. 2 ("Amendment No. 2") to the Annual Report on Form 40-F filed on March 26, 2007 (the "Original Form 40-F") of Teck Cominco Limited (the "Company") for the fiscal year ended December 31, 2006, is being filed to include the signed auditors' report, which was inadvertently omitted from the Original Form 40-F.

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

===============================================================================



                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized on July 17, 2007.


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

99.2** Consolidated Financial Statements for the fiscal years ended December 31, 2006 and 2005.

99.3* Management's Discussion and Analysis for the fiscal year ended December 31, 2006.

99.4 Auditors' Report and Auditors' Report on Management's Assessment on the Effectiveness of Internal Control Over Financial Reporting for the Year Ended December 31, 2006.


-------------
*   Previously filed.

** The Audited Consolidated Financial Statements for the fiscal years ended December 31, 2006 and 2005 have been previously filed. However, this amendment is accompanied by a signed auditors' report attached as Exhibit 99.4.