Form 40-F
period 2007-12-31
TECK COMINCO LTD
filed 2008-03-27
CIK 886986

===============================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 40-F

     [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 or

     [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2007    Commission File Number 001-13184
                          -----------------                           ---------

                             TECK COMINCO LIMITED
-------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
-------------------------------------------------------------------------------
        (Translation of Registrant's name into English (if applicable))

                                     CANADA
-------------------------------------------------------------------------------
       (Province or other jurisdiction of incorporation or organization)

                                      1400
-------------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))

                                 NOT APPLICABLE
-------------------------------------------------------------------------------
                   (I.R.S. Employer Identification Number (if
                                  applicable))

 SUITE 600 - 200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9 CANADA (604) 687-1117
-------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

CT CORPORATION SYSTEM, 1633 BROADWAY, NEW YORK, NEW YORK, 10019 (212) 664-1666
-------------------------------------------------------------------------------
(Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each class              Name of each exchange on which registered
     -------------------              -----------------------------------------
     CLASS B SUBORDINATE                      New York Stock Exchange
       VOTING SHARES

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 NOT APPLICABLE
         -------------------------------------------------------------
                                (Title of Class)


         -------------------------------------------------------------
                                (Title of Class)

===============================================================================

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

9,353,470 CLASS A COMMON SHARES AND 433,298,126 CLASS B SUBORDINATE VOTING SHARES OUTSTANDING AS OF DECEMBER 31, 2007

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

          Yes [_]              82-_____                 No [X]


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

-------------------------------------------------------------------------------

                              PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Information Form on Form 40-F:

1. Annual Information Form of Teck Cominco Limited for the year ended December 31, 2007.

2. Audited Consolidated Financial Statements of Teck Cominco Limited for the years ended December 31, 2007 and 2006, including the auditors' report with respect thereto. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note [25] of the Notes to the Consolidated Financial Statements.

3. Management's Discussion and Analysis of Financial Position and Operating Results of Teck Cominco Limited for the year ended December 31, 2007.

        CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

(a)   CERTIFICATIONS.  See Exhibits 32.1 and 32.2 to this Annual Report on Form
      40-F.

(b) DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the Registrant's fiscal year ended December 31, 2007, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Registrant's management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. The required disclosure is included in the section entitled "Management's Report on Internal Control Over Financial Reporting" in the Registrant's Management's Discussion and Analysis of Financial Position and Operating Results for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

(d) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM. The required disclosure is included in the "Auditors' Report" that accompanies the Registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

(e) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. The required disclosure is included in the section entitled "Changes in Internal Control Over Financial Reporting" in the Registrant's Management's Discussion and Analysis of Financial Position and Operating Results for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

                       NOTICES PURSUANT TO REGULATION BTR

Not applicable.

                        AUDIT COMMITTEE FINANCIAL EXPERT

We have an Audit Committee established by the Board of Directors in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Keith E. Steeves, Hugh J. Bolton, Jalynn H. Bennett, Robert J. Wright and Chris M.T. Thompson. The Board has designated Hugh J. Bolton as the "Audit Committee Financial Expert" as that term is defined in the Form 40-F. While Mr. Bolton is "independent" as that term is defined by Rule 10A-3 of the Exchange Act and according to New York Stock Exchange listing standards applicable to foreign private issuers, he is not "independent" according to New York Stock Exchange listing standards applicable to domestic issuers.

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

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Audit Committee Information - External Auditor Service Fees" in the Registrant's "Annual Information Form" for the fiscal year ended December 31, 2007.

                         OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

                 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Contractual and Other Obligations" in the Registrant's "Management's Discussion and Analysis of Financial Position and Operating Results" for the fiscal year ended December 31, 2007.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    UNDERTAKING

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    CONSENT TO SERVICE OF PROCESS

      The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

-------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:                          TECK COMINCO LIMITED

By (Signature and Title):            /s/ Karen L. Dunfee
                                     ------------------------------
                                     Karen L. Dunfee
                                     Corporate Secretary

Date:   March 26, 2008

-------------------------------------------------------------------------------

                                LIST OF EXHIBITS

23.1     Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2     Consent of Paul C. Bankes, P. Geo., Independent Engineer

23.3     Consent of Dan Gurtler, P. Eng., Independent Engineer

23.4     Consent of Don Mills, P. Geol. , Independent Engineer

23.5     Consent of Ross Pritchard, P.Eng. , Independent Engineer

23.6     Consent of Sproule Associates Ltd. , Independent Engineers

23.7     Consent of GLJ Petroleum Consultants, Independent Engineers

31.1 Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

31.2 Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

32.1 Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1     Annual Information Form for the fiscal year ended December 31, 2007.

99.2 Consolidated Financial Statements for the fiscal years ended December 31, 2007 and 2006.

99.3     Management's   Discussion  and  Analysis  of  Financial  Position  and
         Operating Results of Teck Cominco Limited for the year ended December 31, 2007.