Form 40-F
TECK RESOURCES LTD
filed 2010-03-24
CIK 886986

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

 ☐  Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

 ☒  Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009	Commission File Number 001-13184

TECK RESOURCES LIMITED
(Exact name of Registrant as specified in its charter)
(Translation of Registrant's name into English (if applicable)) CANADA
(Province or other jurisdiction of incorporation or organization) 1400
(Primary Standard Industrial Classification Code Number (if applicable)) NOT APPLICABLE
(I.R.S. Employer Identification Number (if applicable)) Suite 3300 - 550 Burrard Street, Vancouver, B.C. V6C 0B3 CANADA (604) 699-4000
(Address and telephone number of Registrant's principal executive offices) CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York, 10011 (212) 894-8940
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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

7.00% Notes due 2012 5.375% Notes due 2015 6.125% Notes due 2035 9.75% Senior Secured Notes due 2014 10.25% Senior Secured Notes due 2016 10.75% Senior Secured Notes due 2019 (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

9,353,470 Class A Common Shares and 579,779,458 Class B Subordinate Voting Shares outstanding as of December 31, 2009.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-_____	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

Principal Documents

The following documents have been filed as part of this Annual Information Form on Form 40-F:

1.	Annual Information Form of Teck Resources Limited for the year ended December 31, 2009.

2.
Audited Consolidated Financial Statements of Teck Resources Limited for the year ended December 31, 2009, including the auditors’ report with respect thereto.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 25 of the Notes to the Consolidated Financial Statements.

3.	Management’s Discussion and Analysis for the year ended December 31, 2009.

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of the Registrant’s fiscal year ended December 31, 2009, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s management with the participation of the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)
Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the section entitled “Management’s Report on Internal Control Over Financial Reporting” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Independent Auditors’ Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting.  The required disclosure is included in the section entitled “Changes in Internal Control Over Financial Reporting” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR

Not applicable.

Audit Committee Financial Expert and Identification of Audit Committee

We have an Audit Committee established by the Board of Directors in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Hugh J. Bolton, Warren S.R. Seyffert, Janice G. Rennie and Chris M.T. Thompson.  The Board has designated Hugh J. Bolton as the “audit committee financial expert” as that term is defined in the Form 40-F.  While Mr. Bolton is “independent” as that term is defined by Rule 10A-3 of the Exchange Act and according to the New York Stock Exchange listing standards applicable to foreign private issuers, including the Registrant, he would not be “independent” according to the New York Stock Exchange listing standards applicable to domestic U.S. issuers and would therefore not be eligible to sit on our Audit Committee if we were a U.S. domestic issuer subject to the New York Stock Exchange listing standards.

Code of Ethics

We have adopted a code of ethics, amended on June 23, 2006, November 18, 2008 and April 23, 2009, that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.  Our code of ethics is posted on our website, www.teck.com.

Since the adoption of our code of ethics, there have not been any amendments thereto, other than the amendments made on June 23, 2006, November 18, 2008 and April 23, 2009, or waivers, including implicit waivers, from any provision thereof.

Principal Accountant Fees and Services

The required disclosure is included in the section entitled “Directors and Officers - Audit Committee Information –Auditor’s Fees” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

In 2008 and 2009, the Registrant’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations

The required disclosure is included in the section entitled “Contractual and Other Obligations” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as part of this Annual Report Form 40-F.

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

The Registrant has previously filed Forms F-X in connection with the classes of securities in relation to which the obligation to file this report arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TECK RESOURCES LIMITED

By (Signature and Title):	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

Date:   March 23, 2010

LIST OF EXHIBITS

23.1           Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2           Consent of Paul C. Bankes, P. Geo., Independent Engineer

23.3           Consent of Americo Zuzunaga, Independent Engineer

23.4           Consent of Don Mills, P. Geol., Independent Engineer

23.5           Consent of Ross Pritchard, P.Eng., Independent Engineer

23.6           Consent of Sproule Unconventional Limited, Independent Engineers

31.1	Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

31.2	Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

32.1	Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2009.

99.2	Consolidated Financial Statements for the fiscal year ended December 31, 2009, including the auditors’ report with respect thereto and reconciliation to U.S. GAAP (Note 25).

99.3	Management’s Discussion and Analysis for the year ended December 31, 2009.