Form 40-F
period 2016-12-31
TECK RESOURCES LTD
filed 2017-02-27
CIK 886986

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or
⌧     Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016	Commission File Number 001-13184
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
6.125% Notes due 2035
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

9,353,470 Class A Common Shares and 567,546,513 Class B Subordinate Voting Shares outstanding as of December 31, 2016.

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

Yes ☐	No ☐

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

1.	Annual Information Form of Teck Resources Limited for the year ended December 31, 2016.

2.	Audited Consolidated Financial Statements of Teck Resources Limited for the year ended December 31, 2016, including the auditor’s report with respect thereto.

3.	Management’s Discussion and Analysis for the year ended December 31, 2016.

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of the Registrant’s fiscal year ended December 31, 2016, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s management with the participation of the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)
Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the section entitled “Management’s Report on Internal Control Over Financial Reporting” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as part of this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Independent Auditor’s report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2016, filed as part of this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR

Not applicable.

Audit Committee Financial Expert and Identification of Audit Committee

We have an Audit Committee established by the Board of Directors in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Jack L. Cockwell, Laura L. Dottori-Attanasio, Tracey L. McVicar, Warren S.R. Seyffert and Timothy R. Snider.  The Board has designated Ms. McVicar as the “audit committee financial expert” as that term is defined in the Form 40-F.  Ms. McVicar is “independent” as that term is defined by Rule 10A-3 of the Exchange Act and according to the New York Stock Exchange listing standards applicable to both foreign private issuers and domestic U.S. issuers.

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

Principal Accountant Fees and Services

The required disclosure is included in the section entitled “Directors and Officers – Audit Committee Information –Auditor’s Fees” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2016, filed as part of this Annual Report on Form 40-F.

In 2015 and 2016, the Registrant’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations

The required disclosure is included in the section entitled “Contractual and Other Obligations” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as part of this Annual Report Form 40-F.

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

Registrant:	TECK RESOURCES LIMITED

By (Signature and Title):	/s/ Karen Dunfee
Karen L. Dunfee
Corporate Secretary

Date:  February 23, 2017

LIST OF EXHIBITS

23.1	Consent of Independent Auditors

23.2	Consent of Rodrigo Marinho, P. Geo.

23.3	Consent of Luis Mamani, SME Registered Member

23.4	Consent of Lucio Canchis, SME Registered Member

23.5	Consent of Don Mills, P. Geo.

23.6	Consent of Eric Jensen, P.Eng.

23.7	Consent of Sproule Unconventional Limited

23.8	Consent of GLJ Petroleum Consultants Ltd.

31.1	Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

31.2	Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

32.1	Certification of Donald R. Lindsay, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Ronald A. Millos, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

95.1	Mandated mine safety and other regulatory matters

99.1	Annual Information Form for the fiscal year ended December 31, 2016

99.2	Consolidated Financial Statements for the fiscal year ended December 31, 2016, including the auditor’s report with respect thereto

99.3	Management’s Discussion and Analysis for the year ended December 31, 2016