Form 40-F
period 2025-12-31
TECK RESOURCES LTD
filed 2026-02-19
CIK 886986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________
FORM 40-F
____________________________________________

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025 Commission File Number 001-13184
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
7,599,532 Class A Common Shares and 480,876,671 Class B Subordinate Voting
Shares outstanding as of December 31, 2025.
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
The following documents have been filed as part of this Annual Report on Form 40-F:
1.Annual Information Form of Teck Resources Limited for the year ended December 31, 2025.
2.Audited Consolidated Financial Statements of Teck Resources Limited for the year ended December 31, 2025, including the auditor’s report with respect thereto.
3.Management’s Discussion and Analysis for the year ended December 31, 2025.
Certifications and Disclosure Regarding Controls and Procedures
(a)Certifications. See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 40-F.
(b)Disclosure Controls and Procedures. As of the end of the Registrant’s fiscal year ended December 31, 2025, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s management with the participation of the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
(c)Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Management’s Report on Internal Control Over Financial Reporting” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025, filed as part of this Annual Report on Form 40-F.
(d)    Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” (PCAOB ID 271) that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2025, filed as part of this Annual Report on Form 40-F.
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
Principal Accountant Fees and Services
The required disclosure is included in the section entitled “Directors and Officers – Audit Committee Information – Auditor’s Fees” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2025, filed as part of this Annual Report on Form 40-F.
The audit committee’s pre-approval policies and procedures are described in the section entitled “Directors and Officers – Audit Committee Information – Pre-Approval Policies and Procedures ” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2025, filed as part of this Annual Report on Form 40-F.
In 2024 and 2025, the Registrant’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
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
Name: Amanda Robinson
Title: Vice President, Legal and Corporate Secretary
Date: February 19, 2026

LIST OF EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Jason Sangha, P.Eng
23.3	Consent of Javier Miranda Duarte, Geologist

23.4	Consent of Fernando Angeles Beron, P. Eng

23.5	Consent of Artemio Maque, FAusIMM

23.6	Consent of Carlos Aguirre, FAusIMM

23.7	Consent of Hernando Valdivia, FAusIMM

31.1	Certification of Jonathan H. Price, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

31.2	Certification of Crystal J. Prystai, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

32.1	Certification of Jonathan H. Price, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Crystal J. Prystai, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

95.1	Mandated mine safety and other regulatory matters
97	NYSE Incentive Based Compensation Reimbursement Policy

99.1	Annual Information Form for the fiscal year ended December 31, 2025

99.2	Consolidated Financial Statements for the fiscal year ended December 31, 2025, including the auditor's report with respect thereto

99.3	Management's Discussion and Analysis for the year ended December 31, 2025

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)